Form 10-K, Exhibit 13
period 1993-12-31
RYDER SYSTEM INC
filed 1994-03-30
CIK 85961

                                                                   EXHIBIT 13.1



13.1 The Ryder System, Inc. 1993 Annual Report to Shareholders. Those portions of the Ryder System, Inc. 1993 Annual Report to Shareholders which are not incorporated by reference into this report are furnished to the Commission solely for information purposes and are not to be deemed "filed" as part of this report.

                                    RYDER 1993

Ryder System is an international company which provides highway transportation services throughout the United States and in Canada, Puerto Rico, the United Kingdom, Germany and Poland. Ryder strives to meet or exceed its customers' expectations and to maximize shareholder value by providing its customers with the best transportation services in the world. Toward this end, the company participates in markets in which it can add value, differentiate its services and be a market leader.

CONTENTS
Letter to Shareholders                                  2
Company Profile                                         6
Productivity                                            8
Managing Assets                                        13
Dedicated Logistics                                    17
Roads to Growth                                        21
Corporate Responsibility                               23
Financial Review                                       24
Selected Financial and Operational Data                29
Report of Management and Independent Auditors' Report  30
Consolidated Financial Statements                      31
Notes to Consolidated Financial Statements             34
Supplemental Financial Data                            43
Board of Directors                                     46
Corporate Management                                   47
Division Management                                    48
Corporate Information                                  49


                         (C) 1994 Ryder System, Inc.

FINANCIAL HIGHLIGHTS                                                                                    Ryder System, Inc.

- ---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                                    1993               1992*         Change
- ---------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
  Revenue                                                                     $     4,217,030      4,019,675           +5%
  Earnings from continuing operations                                         $       114,722         98,050          +17%
  Net earnings (loss) (a)                                                     $       (61,424)       123,926           N/A
- ---------------------------------------------------------------------------------------------------------------------------
FINANCIAL DATA:
  Total assets                                                                $     4,258,388      4,678,533           -9%
  Total shareholders' equity                                                  $       990,181      1,475,134          -33%
  Return on average common equity (b)                                                      10%             8%      +2 pts.
  Debt to equity                                                                          155%           113%     +42 pts.
  Debt to tangible equity                                                                 202%           135%     +67 pts.
  Total capital spending                                                      $     1,237,521      1,091,559          +13%
- ---------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA:
  Earnings from continuing operations                                         $          1.43           1.17          +22%
  Net earnings (loss) (a)                                                     $         (0.84)          1.51           N/A
  Book value                                                                  $         12.81          18.26          -30%
  Cash dividends                                                              $          0.60           0.60            -
  Market price (high-low) (c)                                                 $ 26 5/8-24 3/4  28 7/8-19 5/8
- ---------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
  Common shareholders of record                                                        19,025         19,233           -1%
  Common shares outstanding                                                        77,294,484     75,411,422           +2%
  Number of vehicles (d)                                                              168,278        160,188           +5%
  Number of employees (d)                                                              37,949         37,336           +2%
===========================================================================================================================
*   Certain amounts have been restated for discontinued operations.
(a) Net loss for 1993 includes an after tax charge of $25 million for the cumulative effect of a change in accounting and an after tax charge of $169 million related to the discontinued aviation services subsidiaries. Net earnings for 1992 include an after tax gain of $6 million on the final disposition of the discontinued aircraft leasing business. See
    "Notes to Consolidated Financial Statements" for additional discussion.
(b) Excludes the cumulative effect of a change in accounting and special charges and gains related to discontinued
    operations.
(c) On December 7, 1993, the company completed the spin off of its aviation services subsidiaries by distributing to common stockholders one share of Aviall, Inc. common stock valued at $16.25 for each four Ryder System, Inc. common shares owned.  The high and low presented for 1993 were the values of the company's common stock after the spin off. The high and low for 1993 prior to the spin off were 33 1/2 and 26 1/4, respectively.
(d) Excludes discontinued operations.

LINES OF BUSINESS

- -----------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                         1993         1992*      1991*      1990*       1989*
- -----------------------------------------------------------------------------------------------------------------------------
REVENUE:
  Vehicle Leasing & Services                                         $3,596,803   3,384,952  3,229,437  3,285,742   3,154,799
  Automotive Carriers                                                   634,634     651,216    645,051    688,971     716,147
  Other                                                                      -            -          -      3,267      45,269
  Intersegment                                                          (14,407)    (16,493)   (23,154)   (27,956)    (27,152)
- -----------------------------------------------------------------------------------------------------------------------------
    Total                                                            $4,217,030   4,019,675  3,851,334  3,950,024   3,889,063
=============================================================================================================================
EARNINGS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES:
  Vehicle Leasing & Services                                         $  205,364     135,291     52,511     79,711      17,254
  Automotive Carriers                                                    31,955      48,220     24,318     22,604      20,340
  Other                                                                 (27,543)    (17,966)   (16,350)    (3,625)     16,496
- -----------------------------------------------------------------------------------------------------------------------------
    Total                                                            $  209,776     165,545     60,479     98,690      54,090
=============================================================================================================================
*  Certain amounts have been restated for discontinued operations.

LETTER TO SHAREHOLDERS


(Photo)


M. Anthony Burns


1993 was a good year for Ryder. Culminating with the December spin off of Aviall, Inc., we completed the transition of the company into a more clearly defined, focused highway transportation services company. We have a sharper vision and are more productive and efficient. The results confirm that we are on the right track.

In 1992, we established a Strategy Council in the company, composed of 13 senior executives. The Council meets regularly to review and develop strategic consensus, then supervise implementation of key strategies for the future direction of the company.

One of our earliest decisions was to establish a vision for the company. Our vision is to provide Ryder customers with the best transportation services in the world. The fact that the vision statement mentions customers early is no accident. Our customers come first in everything that we do. In today's market, customers are seeking greater value, so only by creating customer value can we create shareholder value and reach our goal of 17% return on equity in the mid 1990s.

Another key action of the Strategy Council was the identification of Ryder's core competencies: asset management and logistics. In these competencies we feel we have unique advantages that we can leverage for competitive advantage in the changing marketplace.

CONTINUING PROGRESS IN 1993
In 1993, we had four key goals: improve our aviation business, accelerate the growth in Dedicated Logistics, grow full service truck leasing in an increasingly competitive marketplace and set the stage for international expansion. Those were important goals, and we made significant progress toward their achievement.

The 1993 restructuring of Aviall, Inc. improved the aviation business and the successful December spin off completed the transition that clearly focuses Ryder on leveraging its core competencies in highway transportation services.

Our second goal was to accelerate the growth in Ryder Dedicated Logistics, and we did. The dedicated logistics market is very large and growing rapidly, and we are a market leader. To continue to be a leader in the market, we are recruiting, selecting, training and developing excellent people in sales and marketing, logistics and systems, and operations. We are upgrading our sales and marketing systems, and we are continuing to invest in our logistics and information systems.

In 1993, Ryder Dedicated Logistics' revenue and profits were at record levels, as were sales. This business unit accounted for more than $565 million in revenue, and our goal is to increase revenue by 20% to 30% annually for the next few years.

Our third goal was to grow full service truck leasing. This market is also large and growing, and we are the market leader. We have increased the

(Graph)



          EARNINGS FROM CONTINUING OPERATIONS
          The company's clear focus on highway transportation services helped improve earnings from continuing operations.


(Graph)



          VEHICLE LEASING & SERVICES DIVISION EARNINGS BEFORE
          INCOME TAXES
          Vehicle Leasing & Services 1993 pretax earnings were the highest in division history.


size of our full service leasing sales force, and we've established a new marketing organization which emphasizes better market research and improved market segmentation techniques. We have increased sales and marketing training programs, and we have begun to reengineer many of our internal processes in order to improve customer service and reduce operating costs.

Full service truck leasing revenue, up modestly last year, is heading in the right direction. This business unit had a very strong fourth quarter in 1993, with excellent lease sales.

Finally, we wanted to set the stage for international expansion. The international market for our services is also large and growing. Our operations in the United Kingdom have improved, and we see opportunities elsewhere in Europe and in the Americas to leverage our U.S. strength. We plan to take advantage of new opportunities that are now available to us as a result of the North American Free Trade Agreement (NAFTA), and we will also evaluate requests to help some of our current customers as they begin doing business in countries that might not otherwise be of immediate interest to us.

During 1993, we put our International management team in place. That team is developing the strategic plan for international expansion and will implement it.

In 1993, we also saw Ryder Consumer Truck Rental return to profitability. A focused organization, newer equipment, a new information system -- RyderFIRST(R) -- and enhanced marketing and advertising all contributed to greatly improved vehicle utilization. Similarly, Commercial Truck Rental achieved its best vehicle utilization rate since the mid '80s.

The Automotive Carrier Division showed major improvement toward the end of the year. A restructured organization and increased auto production helped the division's performance.

FINANCIALLY STRONG
We continue to be pleased with the company's financial strength. Our balance sheet, smaller than in recent years, is strong; our debt to equity ratio is good; our 1993 return on equity was over 10% for the first time since 1987; our cost of capital is low and competitive; and our asset turnover is greater than 100%. The spin off of Aviall, in particular, was a positive factor in improving our financial strength. It reduced our cost of capital and it increased our return on equity.

Of course, the proof of our actions is in our earnings. Earnings per share from continuing operations were up 39% in the fourth quarter of 1993, and they were up 22% for the full year. For the Vehicle Leasing & Services Division, 1993's revenue and pretax earnings were the best ever.

1994 OBJECTIVES
Even though 1993 was a good year, we know that we have more work to do. With the goal of increasing shareholder value by improving customer value, we have four objectives in 1994. Because we feel we are on the right road to increasing value, they are much like our 1993 objectives. We want to explode the growth of Ryder Dedicated Logistics; develop more customized product offerings in full service truck leasing to increase growth; expand internationally; and improve customer service and reduce our costs through aggressive reengineering of our own internal processes.

          In today's market, customers are seeking greater value, so only by creating customer value can we create shareholder value and reach our goal of 17% return on equity.

In Dedicated Logistics, we will become the lead logistics provider for more of our customers. We will leverage our systems and expertise to make our customers more productive and increase our participation in this large, rapidly growing market.

In full service truck leasing, we will expand our sales force, increase our knowledge of our customers' distribution needs, increase our training and development activities and improve our technology so that we consistently deliver distinctive customized products and services to convert and retain customers.

Internationally, we are moving forward. We expect to accelerate our growth in the United Kingdom, Germany and Poland and other countries where we may have unique opportunities. Similarly, we are actively looking for opportunities in Mexico in 1994.

Finally, we will move ahead boldly to reengineer our marketing and sales, vehicle maintenance, and administration and finance areas. In 1992, we began to implement RyderFIRST, a $20 million project that has markedly improved the levels of service we offer to our customers and our dealers and has enhanced the way we do business in consumer truck rental. In 1993, we began a $27 million project to automate our vehicle maintenance shops and fuel islands. The new systems, now being installed in our shops across the U.S., will improve service to our customers and greatly increase our shop productivity. At its February 1994 meeting, the Board of Directors approved a $47 million technology project to upgrade important processes in our sales and marketing and finance operations. These systems will make us even more productive, and our customers will benefit from significant improvements in every aspect of our relationships with them.

In addition, we have strategies in place to improve the performance of our Commercial Truck Rental, Consumer Truck Rental and Automotive Carrier businesses.

THEMES FOR LONG-TERM IMPROVEMENT
As we develop and implement our business strategies, we also seek to build a company that is more

(Graph)



          INDEX OF FULL SERVICE TRUCK LEASING CUSTOMER SATISFACTION Customer satisfaction has been improving in recent years. /*/ Survey not conducted in 1989.



(Graph)





          AVERAGE ASSET TURNOVER
          Ryder's asset turnover rate demonstrates the strength of the company's skill at asset management.





(Graph)


          RETURN ON AVERAGE COMMON EQUITY*
          Return on equity trends show that the company is on target to reach its goal of 17% ROE in the mid 1990s.
          *Excludes the cumulative effect of a change in accounting and special charges and gains related to discontinued operations.


dynamic, customer focused and advanced as a whole, and there are three themes that flow throughout the company. They are: improving our marketing and sales, upgrading our information systems and enhancing our organizational effectiveness.

Increased marketing resources will help us stay close to our customers. Our newly formed Marketing Council brings together all of the marketing talent in the organization to clearly understand and address our customers' needs, improve our products and correctly position those products in the marketplace.

We are focusing relentlessly on upgrading and making use of the latest information system technology. Where it makes sense, either operationally or commercially, we are taking advantage of computers and information technology to help drive out costs and improve productivity and service throughout the company.

In the area of human resources, the need for sales training increases as the service offerings become more tailored and complex. The increased use of vehicle electronics challenges us to provide even more training for our service technicians. Management development and personal development are important in maintaining organizational effectiveness and in meeting the challenges of having the right people in the right places at the right time.

A BRIGHT FUTURE
As we look forward, Ryder, its people and its customers face an exhilarating and rewarding future. Ryder is the biggest and best at what it does. We have the resources and the vision to stay ahead of the market in offering new services, new technology and additional information. Reengineering efforts will improve customer service and enhance productivity, which will result in lower customer costs.

With our excellent financial condition and good access to capital, we can continue to expand investments in our base businesses. We intend to be the partner of choice for customers looking to solve transportation and distribution problems. And we expect creating value for our customers to contribute to increasing shareholder value.

Finally, I want to remind our shareholders and our customers that it is Ryder's people who create this value, who implement solutions, who are the company. I wish to extend my sincerest thanks and gratitude to them for their contributions. If Ryder has a secret of success, it is the quality and devotion of its people. With their help and support, we look confidently to Ryder's future.


M. Anthony Burns
Chairman, President and
Chief Executive Officer
February 18, 1994

RYDER SYSTEM COMPANY PROFILE

Our vision is to provide Ryder customers with the best transportation services in the world.


- --------------------------------------------------------------------------------
REVENUE SOURCES

REVENUE OF $4.2 BILLION


(Graph)


BUSINESS UNIT AND DESCRIPTION
- --------------------------------------------------------------------------------

(Graph)



FULL SERVICE TRUCK LEASING
Includes the vehicles and virtually all of the support services a customer needs to operate them


(Graph)



COMMERCIAL TRUCK RENTAL
Provides vehicles and support services to businesses on a short-term basis, and also supplements the needs of full service lease customers


(Graph)



DEDICATED LOGISTICS
Provides customers with comprehensive logistics and distribution systems


(Graph)



CONSUMER TRUCK RENTAL
Rents trucks to do-it-yourself movers and light commercial customers, and manages corporate employee relocations



(Graph)



PUBLIC TRANSPORTATION SERVICES
Offers school administrators, public transit managers and municipal fleet managers a variety of transportation management, maintenance and service options



(Graph)



AUTOMOTIVE CARRIERS
Transports new automobiles and trucks from manufacturing plants, railheads and ports to dealers throughout the U.S. and in several Canadian provinces

OPERATING DATA
- --------------------------------------------------------------------------------
- - World's largest full service truck leasing company
- - Over 975 locations in U.S., Canada, Puerto Rico, U.K., Germany and Poland
- - More than 11,100 customers and 78,500 vehicles

- - World's largest commercial truck rental company
- - More than 1.7 million truck rental transactions in 1993
- - Over 33,700 trucks, tractors and trailers available for rent

- - A leading provider of dedicated logistics services
- - Nearly 350 customers in North America and Europe
- - Serves customers in more than 30 different industries

- - A market leader in consumer truck rental
- - 4,600 independent dealers and company-owned locations in North America
- - 33,200 vehicles ranging from 10-ft vans to 24-ft trucks

- - Transports over 420,000 students in 19 states every school day
- - Manages or operates 88 public transit systems
- - More than 12,000 buses operated or managed

- - North America's largest highway transporter of new automobiles and trucks
- - 5.9 million cars and trucks transported in 1993
- - Serves automotive industry from 89 U.S. and Canadian locations

1993 HIGHLIGHTS
- --------------------------------------------------------------------------------
- - Highest sales in product line's history
- - Achieved highest level of overall customer satisfaction ever
- - Sharpened marketing focus and increased sales force

- - 20% increase in the sales force contributed to higher revenue
- - Margin grew more than 40%
- - Increased the number of vehicles and fleet utilization

- - 50% larger sales force contributed to record revenue
- - Fastest growing product line, with 1993 revenue of more than $565 million
- - More than 450 customer locations, some using just-in-time delivery and/or quick response systems

- - Profitable in 1993, completing a two-year turnaround
- - Point-of-sale automation contributed to highest level of fleet utilization since 1986
- - Sales of moving aids and accessories grew 28% in 1993

- - Profits increased 38% over 1992
- - Over 45% of new contracts represented conversions from school- and public-operated transportation systems
- - Reorganized and consolidated product line management and locations

- - Transported half of all General Motors, Chrysler, Toyota and Honda vehicles sold in U.S.
- - Used laser technology to improve equipment design
- - Reorganized and consolidated domestic and Canadian operations to reduce costs and better serve the market

The '90s imperative is improving service to customers while doing more with less to reduce costs and boost profits.



(Photo)



New automated shop systems will enhance customer service by improving maintenance shop productivity.

                                                                    PRODUCTIVITY

(Photo)



Ask any chief executive or corporate director what's on their minds these days, and more than likely the answer will be "customer service and productivity" - improving service to customers while doing more with less to reduce costs and boost profits.

Growing competition in today's global marketplace and investor pressure to improve profitability are forcing companies of all sizes to refocus their processes and right-size their work forces and asset bases.

Perfect productivity is, of course, a goal that can never be reached. A company continually seeking to increase productivity can always find tasks to be eliminated or jobs to be done better. When it comes to transportation services, that search has often led to Ryder. Ryder's more than 60 years of experience in buying, managing, maintaining and disposing of trucks has relieved customers of these chores, allowing them to focus on the essential elements of designing, manufacturing and selling their products.

PRODUCTIVITY THROUGH LOGISTICS
Among all of Ryder's services, the one that offers customers the greatest productivity improvements is Ryder Dedicated Logistics. Taking all of Ryder's experience in the management and maintenance of vehicles and enhancing it with state-of-

                                   CUSTOMER

                               ACCOUNT MANAGER

                                   (Graph)


the-art in-bound and out-bound logistics systems and expertise, it provides such customers as General Motors, Chrysler, Dow Jones, Dollar General Stores and scores of others reductions in cost and improvements in efficiency.

The same benefits are provided to customers of Ryder Public Transportation Services. Through its local operating units, Ryder Public Transportation transports more than 420,000 students to school every day in 19 states, manages or operates 88 public transit systems in 28 states and also provides municipal fleet management and maintenance services covering thousands of public-owned vehicles. With its access to Ryder's technology and systems, one of the most important advantages Ryder Public Transportation offers its customers is improved productivity with increased control of operating and administrative costs.

Improving productivity for its customers is also a primary focus of Ryder's Automotive Carrier Division as it strives to drive down customer costs and improve the efficiency of automotive distribution. This division, which transported nearly 6 million cars and trucks for all the major domestic and foreign manufacturers in 1993, has been providing its customers with distribution services longer than any other part of the company.

In recent years, its partnership with the automotive manufacturers has strengthened as both the manufacturers and Ryder have sought to improve productivity. Direct computer links between the manufacturers and Ryder handle a variety of tasks ranging from billing to the transmission of information about vehicles ready for shipment.

While much productivity improvement has been won for both Ryder and its customers, there is much yet to be accomplished. By creatively implementing new technologies, Ryder continues to redefine expectations within the transportation and distribution industries. With this redefinition comes a greater awareness among the senior managers of customers and potential

          Ryder's computer architecture is designed for easy interchange of global data and market information that can help make internal processes more efficient, help improve the quality of business decisions, and make Ryder easier to do business with.


customers that their transportation and distribution functions are more than cost centers. They are areas that can be managed, with help from companies like Ryder, to increase productivity and profitability.

PRODUCTIVITY INITIATIVES
Like many of its peers, over the past several years, Ryder, too, has placed increased emphasis on improving productivity -- reviewing, revising and changing many elements of how the company conducts its business.

Compared with Ryder in the mid 1980s, the company today has a flatter, more efficient organization. Employees who have daily customer contact have been empowered to make decisions affecting customer satisfaction. Many parts of the company are undergoing process reengineering in order to increase customer focus, improve service quality and enhance financial performance. A multi-year investment in computers, technology and related training is changing the way the company runs its business,


(Photo)


markets its services, maintains its vehicles and provides services to its customers.

EFFICIENT SALES & MARKETING
With the investments Ryder is making in computer technology, customers can find even greater productivity through their transportation and distribution systems. For example, Ryder sales people are being equipped with notebook computers with which they can analyze customers' -- and potential

          Ryder Consumer Truck Rental's new automated management system for dealers is helping to improve both customer service and vehicle utilization.

customers' -- fleet costs. This information, which is developed by combining Ryder's knowledge with cost data supplied by the customer, can assist customers in the improvement of their truck fleet's productivity.

Additional software is being developed which will allow Ryder sales people to involve customers in the preparation of vehicle specifi-cations right in the customers' offices and immediately begin the purchasing process. Not only will the process begin more quickly and take far less of the sales person's time, but use of the computers will eliminate errors that can result from manual, multi-step order processing and shorten the procurement cycle.

AUTOMATING MAINTENANCE
Similarly, new computer technology is being installed in Ryder's maintenance facilities beginning in 1994. Hand-held computers will allow fuel island attendants to record fueling, mileage and other informa-



(Photo)



          New hand-held computers will record vehicle information, capture vehicle maintenance data and help get vehicles back on the road more quickly.


tion more quickly, assuring billing accuracy and timeliness, reducing the time it takes for routine vehicle fueling and servicing, and getting customers' vehicles back on the road more quickly.

Inside the maintenance shops, new automated shop systems will improve customer service by reducing vehicle down time, capturing maintenance-related information about vehicles from the fuel islands' hand-held computers and increasing shop productivity. Inventory management systems will maintain optimum levels of parts and supplies, resulting in lower inventory levels and assuring that parts and service items for customers' vehicles are available when required. Computer-assisted diagnostic systems will enable technicians to accurately diagnose vehicle maintenance problems. State-of-the-art information systems will replace nearly all of the printed manuals and technical information, giving technicians easy to access maintenance information and, in many cases, direct on-line access to manufacturers' own maintenance information systems.

TRUCK RENTAL SYSTEMS
Application of computer technology to the company's consumer and commercial truck rental businesses has already increased productivity while improving customer service.

RyderFIRST(R), the installation of which was completed in 1993, is the first nationwide automation system for dealers in the consumer truck rental industry. Using RyderFIRST, consumer truck rental dealers can provide customers with timely and accurate information on vehicle availability. They can also offer incentive pricing to customers who reschedule their use of a truck from such heavy utilization times as weekends, for example, to midweek days when vehicles are more available.

The system provides Ryder Consumer Truck Rental with timely information for running the business by organizing truck rental reservations, providing sales scripting to improve telephone sales, tracking truck movements and availability and, by communicating with a separate yield management system, allowing immediate updating of rental pricing to manage returns throughout the system.

Computer systems used by Ryder Commercial Truck Rental also facilitate daily operations. In addition, they maintain important information on national customers and others who are frequent renters so that doing business with Ryder is easy and convenient, anywhere in the U.S. and Canada.





          Ryder knows how to select vehicle specifications and options, purchase, maintain and dispose of trucks better than any other company in the world.

                                MANAGING ASSETS

To improve efficiency, companies are managing their core assets while outsourcing their non-core activities to others, such as Ryder.



(Photo)



          Diagnostic computers allow service technicians to retrieve information from vehicles' internal electronic systems.


Efficient management of assets is a key to the success of any business; at Ryder, managing assets is a core competency. Ryder knows how to select vehicle specifications and options, purchase, maintain and dispose of trucks better than any other company in the world. That is an important part of Ryder's success, and it is also an important part of Ryder's contribution to the success of its customers. More and more, companies are managing the assets at the core of their profitability while outsourcing their non-core activities to others, such as Ryder.

SUCCESSFULLY MANAGING ASSETS
Ryder's assets include a fleet of nearly 170,000 vehicles, more than 1,000 service locations throughout the United States and in Canada, Puerto Rico, the United Kingdom, Germany and Poland, and state-of-the-art computer systems that define and distinguish the company's capabilities.

One of the asset management tools being developed by Ryder is a new simplified asset management system which is being implemented beginning in 1994. When fully operational, the system will enable Ryder sales representatives to work with customers in their own offices to determine availability of vehicles to fill customer requirements, help determine whether customers should retain existing vehicles or lease new ones and, ultimately, help show how Ryder's transportation, distribution and logistics capabilities can best serve customers' needs.

TRUCK PURCHASING MADE EASY
Ryder's asset management expertise is available to customers who lease trucks from Ryder or who contract with Ryder to provide some or all of their logistics needs. Simply eliminating the need to go through the

          Ryder safety programs have helped reduce injuries and accidents for both employees and customers.


process of purchasing trucks is a major advantage to Ryder customers, and the company's more than 60 years of experience offers a real advantage in recommending the most appropriate vehicles for each customer's situation. A different vehicle would be recommended, for example, for interstate transportation of heavy freight in mountainous terrain than for transportation of similar freight in an urban environment, and the differences between the two vehicles could have significant cost and operating impacts.

PROPER MAINTENANCE IS KEY
Once the vehicles have been purchased, they must be maintained. No organization in the world is better than Ryder at maintaining trucks.

The company's service technicians are continually trained on the latest vehicle maintenance procedures, and with the new automated shop system soon to be operational in each of the service facilities operated by Ryder Commercial Leasing & Services in the U.S. and Canada, vehicle service will become even better. No other vehicle mainte-


          Ryder Commercial Truck Rental guarantees customer satisfaction.


nance organization in the world has Ryder's scheduling, inventory management, computer-assisted diagnostics, electronic information and environmental management systems.

Vehicle maintenance and having vehicles available for customers' use are important, so Ryder works with the manufacturers of vehicles and components in a variety of research and development efforts. Belts, hoses, tires, lubricants, engines and other mechanical components are often field tested on Ryder trucks. As a result, Ryder's technicians develop significant knowledge about new designs and materials. This knowledge provides the company with an excellent understanding of maintenance costs, helping Ryder to assure its customers that there will be no maintenance surprises.

Because it has such a large vehicle maintenance operation, Ryder has developed an industry-leading, pro-active environmental management program. The program includes responsible disposal or recycling of such things as tires, batteries, oil, coolants and other vehicle fluids as well as state-of-the-art fuel storage systems. The ambitious goal of the program is 100 percent recycling of all vehicle maintenance waste.

VEHICLE MANAGEMENT EXPERTISE
Under its full service leases, Ryder assumes responsibility for appropriate licensing of the vehicles, acquisition of permits from various states in which the vehicles will be operated, payment of taxes, and similar requirements of vehicle operation. Substitute and additional vehicles are available to customers from Ryder's truck rental fleets, and Ryder usually extends insurance coverage and paints vehicles according to customers' preferences. In addition, such things as vehicle washing, tire maintenance and related services are also included.

Beyond those strictly vehicle related services, Ryder customers have access to state-of-the-art safety programs, which help to assure that customers' drivers are both qualified and properly licensed to operate the equipment to which they are assigned.

The technology for managing Ryder's large and diverse fleet and the expertise of the people who manage the technology are significant differentiators for Ryder in the marketplace.

NO VEHICLE DISPOSAL CONCERNS
Depending on the service in which they are operated, trucks in Ryder's lease and rental fleets seldom are kept longer than four to seven years. Under its full service lease agreements, Ryder typically takes the vehicle residual value risk at the end of the lease, relieving customers of concern about market conditions several years from the time they sign the lease agreement.

Ryder minimizes its risk by maintaining its vehicles in top condition and by operating its own used vehicle sales organization in the U.S. and Canada, where both trucks and school buses are sold. Ryder Road Ready vehicles sold through Ryder centers are regarded as among the best in the market.

In addition to operating its own sales centers, the company has had success over the past few years in exporting used vehicles. A number of vehicles have been exported to Latin America, and some have been sold in Eastern Europe and Africa.

Such creative solutions to the problem of used vehicle disposal are indicative of the importance Ryder places on the active and successful management of assets. The transfer of the benefits of this asset management focus to its customers is an important reason why so many knowledgeable companies choose to do business with Ryder.


          Ryder Dedicated Logistics works with customers continuously to improve efficiency and productivity and reduce distribution costs.

         DEDICATED
         LOGISTICS

          Out-bound delivery systems for customers like Xerox involve not only delivery, but also final assembly, installation and initial training for users.


Ryder's most sophisticated service and the one that makes the fullest use of the company's core competencies, including asset management and the application of state-of-the-art technology, is offered by Ryder Dedicated Logistics, a value-added third-party supplier of contract logistics services. Dedicated Logistics brings value to its customers by planning, implementing and controlling the efficient, cost-effective flow and storage of raw materials, in-process inventory, finished goods and related information from the point of origin to the point of consumption. In its most complete form, this service not only relieves a customer of all the burdens of running a transportation system, it also helps a customer develop efficiencies along the entire logistics supply chain. Handling challenges ranging from hiring and managing drivers and the scheduling and transportation of in-bound materials and components through the delivery of the finished product to the end user, dedicated logistics can deliver significant productivity gains and cost savings to customers.

Ryder Dedicated Logistics is the company's fastest growing business unit and is one of the largest presences in its marketplace. Experts predict continued market growth, because rising distribution costs and increased global competition have created new logistics challenges in all industries. Businesses are realizing that outsourcing logistics functions can provide the edge needed to gain such critical competitive advantages as improved customer service, lower overall costs, increased flexibility and enhanced control.

RYDER HAS YEARS OF EXPERIENCE
For over 25 years, Ryder Dedicated Logistics has been successful in assisting other firms with improving their transportation and distribution operations and with lowering their overall cost. Much of this business unit's success has come from its operating philosophy under which its people consider themselves to be more than just their customers' business associates, they consider themselves to be their customers' partners.

In the 1960s, the company began designing and operating dedicated contract carriage systems for


          ------------------------------------------------------
          Just-in-time manufacturing: parts and components for Saturn cars are delivered to the manufacturing plant on strict, carefully planned and controlled schedules.



(Photo)

             Ryder Dedicated Logistics is the company's fastest growing business unit and one of the largest presences in its marketplace.

- -------------------------------------------------------------------------------




(Photo)




companies that saw the benefits of outsourcing some or all of their highway transportation requirements. Computer links were established in later years. Among the first electronic data interchange (EDI) "pull" systems were those that allow auto dealers to order parts instantly from manufacturers' regional warehouses. Using unattended nighttime delivery systems, Ryder's dedicated contract carriage operations deliver the parts overnight for use the next day.

More recently, just-in-time in-bound delivery systems with electronic data interchange links were established by Ryder at Saturn's Spring Hill, Tennessee assembly plant, Toyota's Georgetown, Kentucky manufacturing facility and Chrysler's Jeep(R) Grand Cherokee and Dodge Viper plants in Detroit, Michigan.


LOGISTICS SOLUTIONS
Many customers ask Ryder to work with them on highly complex logistics challenges. The relationship usually progresses rapidly to more than simply outsourcing of certain services. It becomes a strategic partnership between the customer and Ryder, which applies its experience and expertise to analyze and reconfigure or create an entire supply chain. That chain might require any number of advanced strategies, including flow-through centers, pool distribution, contract warehousing, continuous replenishment of inventory, just-in-time delivery, quick response systems, EDI and more. The benefits of the new system often include reduction in the customer's inventory levels, an increase in inventory velocity through the customer's pipelines or elimination of unnecessary storage facilities.

Ryder's solution development process begins with a blank sheet of paper. The only "givens" are the requirements of the customer and, often, the customer's customer. By thoroughly studying and understanding the customer's needs, Ryder's logistics analysts can design the optimum solution, incorporating only the assets and capabilities that are required for efficient and cost effective operation of the system.

As the system is designed, refined and accepted by the customer, measurement and feedback systems are incorporated so that both the customer and Ryder have the tools to assure maximum levels of

          Transporting vehicles to dealers from assembly plants, railheads and ports, Ryder is the largest highway transporter of new cars and trucks in the U.S. and Canada.

customer satisfaction and to pursue continuous improvement of the operation. These tools, like the systems themselves, are modified and improved as a routine part of dedicated logistics operations.

CUSTOMERS IN MANY INDUSTRIES
Ryder's expertise in logistics management has been applied to many industries. For example, the company has provided out-bound logistics to Xerox since 1984. The out-bound system combines warehousing, final assembly of Xerox machines, delivery and installation of the equipment and the provision of initial training for the Xerox customer's staff.

For Montgomery Ward and Mervyn's, Ryder utilizes quick response distribution systems, which use EDI systems linked to store sales for inventory replenishment. For Montgomery Ward, Ryder also operates home delivery systems, taking appliances to the homes of the retailer's customers and installing them. The company is also beginning to serve the grocery industry with "efficient consumer response" systems. In all, Ryder provides dedicated logistics services to over 30 industries representing a diverse cross section of business.

TECHNOLOGY ADVANTAGES
Two of the major competitive advantages which Ryder enjoys in the dedicated logistics market are its proprietary software systems and its team of system designers who have the knowledge and experience to apply the systems technology with which to operate,

               (Photo)


          Ryder transports over 420,000 students every school day for more than 500 school systems.

monitor and measure the performance of logistics systems.

Ryder system-design software, for example, can allow customers to ask "what-if" questions, examining the implications of hundreds of different solutions for their specific needs. The system-design software can be used by a manufacturer to help decide where to locate a new warehouse or it may calculate the costs and service levels associated with an alternative relay routing solution, where an over-the-road truck carries product to local or regional distribution points and locally domiciled trucks handle final delivery. Other software can determine the number, size and type of local delivery trucks needed to complete the system. Using this technology, a relay routing system developed by Ryder Dedicated Logistics for AC Delco, for example, helped reduce the number of warehouses required for distribution of automotive batteries.

DEDICATED LOGISTICS
DEMAND IS GROWING
Dedicated logistics is a dynamic, fast-changing business, where Ryder enjoys distinct market leadership. Expansion of Ryder's dedicated logistics business will come from growth of the market, from development of new logistics capabilities, and from transfer of this technology to international markets as opportunities become available. Ryder is already a supplier of dedicated logistics in Canada and the United Kingdom, and these services will continue to be in demand as the global marketplace more fully recognizes the efficiencies and competitive advantages that dedicated logistics systems can offer to sophisticated manufacturers.

                                ROADS TO GROWTH

                                              Pepsi-Cola's fleet of delivery
                                              trucks in Warsaw, Poland is
                                              maintained by Ryder.

Ryder's strengths in asset management, information technologies and logistics are solid reasons for its standing as the leading highway transportation services company. Those same strengths, plus the company's talented work force, its market leadership in both full service truck leasing and dedicated logistics and its important logistics partnerships with such well-known manufacturers as General Motors, Xerox, Chrysler and others, provide Ryder with a strong foundation upon which to not only continue its industry leadership, but also to grow in both new and existing markets.

GROWING IN NEW MARKETS
With greater emphasis on marketing, the company is developing new services within existing product lines, increasing its presence with a larger and more experienced sales force and exploring opportunities for international growth. The International Division is pursuing opportunities, often with foreign subsidiaries of existing U.S. customers, in Europe and the Americas.

At the request of longtime customer Pepsi-Cola, for example, in 1993, Ryder Transport Services of Germany and Ryder Polska began maintaining a fleet of nearly 70 vehicles operated by Pepsi-Cola in Warsaw, Poland. That agreement followed the opening of Ryder's first location in Puerto Rico earlier in the year to provide full service truck leasing and Ryder Programmed Maintenance for the Pepsi fleet in that area. Similar opportunities exist with other companies that are expanding and strengthening their foreign operations.

Ryder's transportation expertise, distribution technology and record of


         Ryder believes that a diversified work force is good business, and it is the company's goal to be a good place to work for all people.


success give the company an important edge for growth in international markets. Application of the technology, however, is not simply a matter of turning on a computer and loading a program. More importantly, it requires properly trained and motivated people who understand how to apply the technology to customers' unique situations. In that area, Ryder is particularly well prepared.

TALENTED PEOPLE MAKE THE DIFFERENCE
Ryder believes that a diversified work force is not only good business, it is the right thing to do. It is the company's goal to be a good place to work for all people, because such traits as intelligence and a willingness to work hard are not defined by race, gender or physical limitation. Competing in the global marketplace, Ryder needs the best human resources available.

The company has developed recruiting and training partnerships with local Urban League affiliates in several U.S. cities and participates in a variety of other minority recruiting activities. It also recruits at colleges and universities where high quality women, Hispanics, African Americans and other minority students are educated, and pursues other avenues to find, recruit and hire the best people. Once the best people are part of the Ryder work force, sophisticated training activities designed to improve the performance and productivity of every employee help assure the quality of both customer services and planning for the company's future.

Its well trained and motivated work force and leading-edge transportation and distribution technology help assure that Ryder will maintain its highway transportation leadership and will grow. With opportunities still emerging in Europe and with the passage of the North American Free Trade Agreement beginning to define new relationships in the Americas, the future will be exciting, indeed.

CORPORATE
RESPONSIBILITY

In the communities where employees live and work, Ryder seeks to provide leadership that will make a difference in meeting social needs. The company believes that providing such leadership is not only the right thing to do, but good business as well.

Ryder channels most of its support through the Ryder System Charitable Foundation which the company funds with a portion of its profits. While underwriting a diverse array of projects, the foundation looks most favorably upon those that will bring minorities and the disadvantaged more fully into society's economic mainstream.

Reflecting a growing belief that education provides the best hope, significant disbursements are now made in this area. The most direct forms of educational assistance are the scholarships and financial aid made available to minority students at the community college, undergraduate and graduate school levels. One worthwhile arrangement with the Jackie Robinson Foundation combines college scholarships with internships at Ryder locations.

The foundation renders indirect, though equally valuable, assistance through program funding. Commitments range from an endowed teaching chair at Miami-Dade Community College to general operating support for Florida Memorial College, a predominantly African-American institution. Another important beneficiary is the United Negro College Fund.

Also, Ryder's Matching Gifts Program enables employees to help determine which colleges and universities receive corporate support.

At the K through 12 level, dropout prevention is an important priority. To help combat unacceptably high dropout rates among Hispanics, Ryder teamed up with HISPANIC Magazine to sponsor the 1993 Schools of Excellence awards. These awards pay tribute to five schools nationwide that offer outstanding and unique programs to prepare Hispanic youths for the next century.

In Ryder's home South Florida community, the company supports Dade County Public Schools magnet programs in tourism and international business and finance. These specialized academy programs bridge the gap between the classroom and the workplace.

Another promising educational investment is Impact II, a voice for teachers in the national debate on school reform. This nationwide teachers' organization has issued a declaration of principles as the first step in implementing a teachers' vision of the future of education in America.

To improve the skills of school administrators, 16 chosen annually as Ryder Fellows spend a year in Washington attending the Institute for Educational Leadership's Education Policy Fellowship Program. These mid-career educators explore challenging public policy and leadership questions.

Outside the scope of its foundation grant program, Ryder furnished immediate and substantial aid to victims of 1993's devastating Midwest floods. The company donated cash to the American Red Cross and local United Way organizations and mobilized fleets of trucks in Des Moines, Kansas City and St. Louis to haul needed supplies. Meanwhile, employees in flood areas received assistance from the company's emergency relief fund, established after Florida's Hurricane Andrew.

In every activity, Ryder strives to be a leader in meeting the highest standards of corporate citizenship. The company recognizes the importance of creating opportunities for all people to reach their potential.

FINANCIAL REVIEW
                              Ryder System,Inc. and Consolidated Subsidiaries

OVERVIEW
In addition to successfully completing the spin off of its aviation services subsidiaries as a new public company ("Aviall, Inc." or "Aviall") in 1993, the company also continued its strong earnings trend, recording its best results from continuing operations since 1987. In fact, pretax earnings for Vehicle Leasing & Services were the highest in its history. In the accompanying consolidated statements of earnings, Aviall's results of operations have been combined with those of the company's previously discontinued aircraft leasing business and reported as discontinued operations (see the "Discontinued Operations" note to the consolidated financial statements).

          The company continued its strong earnings trend, recording its best results from continuing operations since 1987.

     Earnings from continuing operations in 1993 increased to $115 million, or $1.43 per common share, compared with $98 million, or $1.17 per common share in 1992, and $31 million, or $0.28 per common share in 1991. The increase in 1993 earnings was primarily attributable to both record revenue and pretax earnings in Vehicle Leasing & Services, partially offset by lower pretax earnings at Automotive Carriers, which included a charge of $6 million associated with the streamlining of that operation. Earnings comparisons were negatively impacted by the increase in the corporate Federal income tax rate from 34% to 35%, effective January 1, 1993. The higher 1993 income tax rate increased income tax expense $10 million, or $0.13 per common share, of which $8 million relates to a one-time adjustment to accumulated deferred income tax balances.
     Revenue in 1993 totaled $4.2 billion, an increase of $197 million, or 5%, over 1992. This increase was attributable mainly to improvements in revenue from commercial and consumer truck rental, another year of record revenue from dedicated logistics and a slight increase in revenue from full service lease. These increases were somewhat offset by a revenue decline at Automotive Carriers, due to a decrease in average length of haul combined with extended model changeover periods and the closure of a General Motors assembly plant. In 1992 revenue increased $168 million, or 4%, compared with 1991. Dedicated logistics led the 1992 increase in revenue followed by smaller increases at most of the company's other businesses.
     Operating expense in 1993 increased 5% compared with 1992 due primarily to the company's increased revenue, investments in logistics and other systems technology, reengineering and intensified marketing and sales efforts in Vehicle Leasing & Services. Also contributing to the 1993 increase in operating expense were the Automotive Carriers' streamlining costs and higher levels of corporate spending. Offsetting some of these increases was a $6 million reduction in workers' compensation expense and a $10 million decrease in vehicle liability expense as a result of company-wide safety programs and improved experience with prior years' claims. Operating expense in 1992 increased 4% compared to 1991 due primarily to increased revenue, partially offset by a $22 million reduction in workers' compensation expense.
     Depreciation expense (net of gains) in 1993 decreased slightly compared with 1992. This decrease was due to gains on vehicle sales in 1993 which were $20 million higher than in 1992. Higher gains were primarily due to an increase in the average gain per vehicle sold. Offsetting higher gains was an increase in depreciation due to an increase in the fleet size needed to support higher 1993 revenues. Depreciation expense also decreased in 1992 compared with 1991 due to higher gains on sale of vehicles of $22 million, which resulted from an increase in the average gain per vehicle sold. An increase in the number of vehicles on operating leases also contributed to the 1992 reduction in depreciation expense.
     Interest expense totaled $125 million in 1993, compared with $140 million in 1992 and $167 million in 1991. The 1993 decrease resulted primarily from lower average interest rates on the company's debt. Interest expense in 1992 was lower than the previous year due to both a decrease in debt outstanding and lower interest rates compared with 1991.
     Miscellaneous expense totaled $1 million in 1993, compared with $3 million in 1992 and $7 million in 1991. Miscellaneous expense consists primarily of the discount associated with sales of receivables on a revolving basis, offset by net gains associated on the sale of non-operating equipment and property.
     The company's effective tax rate for continuing operations was 45.3% in 1993, compared with 40.8% in 1992 and 48.9% in 1991. The increase in the 1993 tax rate resulted primarily from the impact of the increase in the corporate Federal income tax rate, including the one-time adjustment to accumulated deferred tax balances. The decrease in the 1992 tax rate compared with 1991 resulted primarily from the impact of a similar amount of non-deductible expenses on higher pretax earnings, and adjustments made in 1991 to deferred income taxes to reflect higher state income tax rates.

ACCOUNTING CHANGES
Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and recorded a pretax charge of $41 million ($25 million after tax, or $0.33 per common share) to establish the resulting transition obligation. Expense for postretirement benefits for continuing operations was $5 million in 1993, compared with $3 million in both 1992 and 1991 under the previous accounting policy.
         The company also adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. The adoption of these statements did not impact earnings in 1993. However, the company classified its deferred income tax balances in the 1993 balance sheet in accordance with the provisions of Statement No. 109. Prior year financial statements have not been restated.

FINANCIAL RESOURCES AND LIQUIDITY
CASH FLOW
Even with higher levels of capital spending in 1993 and the company's continued investment in various programs designed to improve future profitability, the company's cash needs continued to be funded internally through operations, sales of revenue earning equipment and in 1993, through the repayment by Aviall of its net indebtedness to Ryder at the time of the spin off. Cash flow from continuing operating activities was $771 million in 1993, compared with $847 million in 1992 and $647 million in 1991. The decrease in cash flow from continuing operations in

          Even with higher levels of capital spending in 1993 and the company's continued investment in various programs designed to improve future profitability, the company's cash needs continued to be funded internally.

1993 compared with 1992, resulted primarily from several changes in working capital items, partially offset by higher 1993 earnings from continuing operations. The most significant working capital change affecting cash flow comparisons was the impact of a change in the outstanding balance of receivables sold on a revolving basis between December 31, 1991 and 1992, which resulted in $115 million of additional operating cash flow in 1992. Impacting cash flow comparisons for discontinued operations was the 1993 repayment by Aviall of its net indebtedness to Ryder at the time of the spin off.
   Capital expenditures were $1.2 billion in 1993, compared with $1.1 billion and $598 million in 1992 and 1991, respectively. In full service truck leasing, 1993 capital expenditures increased $157 million compared with 1992, due to an increase in lease sales. Commercial truck rental capital expenditures in 1993 were $31 million lower than in 1992. Impacting the comparison was unusually high spending in 1992, due to low spending in both 1991 and 1990. Consumer truck rental capital expenditures increased $33 million in 1993 compared with 1992, as part of a program to increase the size and reduce the average age of the fleet in order to match market demand and reduce maintenance costs.
     Cash flow from continuing operating activities (excluding sales of receivables) plus asset sales as a percentage of capital expenditures was 80% in 1993, compared with 89% in 1992 and 143% in 1991. The ratio in 1991 was unusually high due to lower capital requirements in that year.
     In 1994, management projects that capital expenditures will increase approximately 10% compared with 1993. The company plans to increase its capital expenditures for full service truck leasing, commercial truck rental and student transportation services. The company expects to fund its 1994 capital expenditures with both internally generated funds and additional financing.

FINANCING
Ryder is a capital intensive company and often depends on external capital. The company has a variety of financing alternatives available to fund its capital needs. These alternatives include long- and medium-term public and private debt, as well as variable-rate financing available through bank credit facilities and commercial paper. The company also periodically enters into sale and leaseback agreements for revenue earning equipment, the majority of which are accounted for as operating leases.
         Debt decreased from $1.7 billion at the end of 1992 to $1.5 billion at the end of 1993. This reduction was primarily due to the repayment of debt with the proceeds received from Aviall when it repaid its net indebtedness to Ryder at the time of the spin off. During 1993, the company issued $129 million of fixed-rate unsecured notes. The company also made $138 million of scheduled unsecured note payments and repaid $56 million of bankers' acceptances. U.S. commercial paper outstanding at December 31, 1993, was $84 million, compared with $95 million at the end of 1992. During the second quarter of 1993, the company redeemed all of its Fixed Rate Auction Preferred Stock (Series A and B) for

$100 million. The redemption of these securities, which yielded a 10.5% fixed-rate dividend, allowed the company to take advantage of more economical financing alternatives.
     As explained in the notes to the consolidated financial statements, the estimated fair value of the company's debt portfolio (excluding capital lease obligations) exceeded its net book value by 10%, or $150 million, as of December 31, 1993. This difference reflected current market rates which are below the interest rates on much of the company's unsecured fixed-rate debt, most of which was issued during the mid- to late-1980's. Unless the company chooses to buy back its debt, much of which is not callable at par, this excess will be reflected through future interest expense above current market rates. However, the company has entered into various interest rate swap agreements to manage its interest rate exposure in its existing debt portfolio.
     At the end of 1993, available committed lines of credit totaled $609 million. At December 31, 1993, the company had $871 million of debt securities available for issuance under shelf registrations filed in 1988 and 1992.
     The ratio of debt to equity at December 31, 1993 was 155%, compared with 113% at December 31, 1992. The ratio of debt to tangible equity at December 31, 1993 was 202%, compared with 135% at December 31, 1992.

RESULTS OF OPERATIONS
VEHICLE LEASING & SERVICES

- -----------------------------------------------------------
(In millions)                     1993      1992      1991
- -----------------------------------------------------------
Revenue                         $3,597     3,385     3,229
Earnings before income taxes       205       135        53
===========================================================

REVENUE. Revenue for Vehicle Leasing & Services increased 6% in 1993 compared with 1992. The increase reflected better demand in all of the division's product lines.
     Revenue from full service truck leasing increased 2% in 1993 compared with 1992 and was relatively flat in 1992 compared with 1991. Revenue in 1993 benefited from an increase in lease sales partly offset by prices lower than those of previous years' leases (primarily due to lower implicit interest rates). As a result of the increase in lease sales made in 1993 the average fleet size was 5% higher than the previous year.
     Commercial truck rental revenue increased 16% in 1993 compared with 1992, reflecting higher demand as a result of a change in vehicle mix to better match the demands of the market. Also impacting demand in 1993 was the continued improvement in the U.S. economy. To satisfy the higher demand, the average fleet size increased approximately 15% in 1993 compared with 1992. Revenue from commercial truck rental increased 4% in 1992 compared with 1991, primarily as a result of higher demand.
     Consumer truck rental revenue increased 8% in 1993, reflecting higher demand for both local and long-distance rentals driven by continued improvement in the U.S. economy, combined with an increase in market share by the product line. Improvements in revenue per transaction also contributed to the increase in revenue for local rentals. Consumer truck rental revenue increased 10% in 1992 compared with 1991, primarily as a result of higher demand for local rentals.
     Revenue from dedicated logistics increased 14% in 1993. The revenue increase was attributable to growing customer demand for this product, evidenced by the addition of approximately 90 new accounts during 1993. Investments in logistics technology and intensified marketing and sales efforts continue to drive revenue growth. For the same reasons, dedicated logistics revenue increased 20% in 1992 compared with 1991.
     Revenue from the division's public transportation services business increased 7% in 1993 compared with 1992, due to higher revenue from new contracts and several small acquisitions made in late 1992. The same business reported revenue that was 19% higher in 1992 compared with 1991, due primarily to a late-1991 public transit contracting acquisition and slightly higher student transportation revenue in 1992.
     EARNINGS BEFORE INCOME TAXES. Pretax earnings for Vehicle Leasing & Services increased $70 million in 1993 compared with 1992, the highest earnings in its history. Overall, higher pretax earnings in 1993 were the result of increased revenue, a reduction in workers' compensation and vehicle liability expense, and higher gains on vehicle sales. Offsetting some of these items were investments in reengineering, marketing and sales programs and logistics and other systems technology, all designed to improve the future profitability of the division.
     Margin (revenue less direct operating expenses, depreciation and interest expense) for full service truck leasing increased slightly in 1993 as a result of higher revenue, while margin as a percentage of revenue was relatively flat com-

         Pretax earnings for Vehicle Leasing & Services increased $70 million in 1993 compared with 1992, the highest earnings in its history.

pared to the prior year. Full service truck leasing margin in 1992 increased slightly compared with 1991, primarily as a result of lower interest expense and a decrease in workers' compensation expense.

     Commercial truck rental margin and its margin as a percentage of revenue increased substantially in 1993, reflecting higher revenue, lower maintenance costs, improved asset utilization and lower interest expense. Lower maintenance costs resulted from a reduction in the average age of the fleet and a shift in fleet mix toward lower maintenance vehicles. Both margin and margin as a percentage of revenue increased significantly in 1992 compared with 1991, primarily as a result of increased revenue, improved utilization and lower interest expense.
     Consumer truck rental recorded higher margin and an increase in margin as a percentage of revenue in both 1993 and 1992. Most of the improvements in 1993 and 1992 resulted from revenue growth, better asset utilization and improved vehicle liability expense. Also contributing to the improvement in margin for 1993 were lower maintenance costs, primarily due to the decrease in the average age of the fleet.
     Dedicated logistics reported higher margin in both 1993 and 1992 as a result of continued growth in revenue. Margin as a percentage of revenue for dedicated logistics was relatively flat for all periods. Margin for the division's public transportation services business increased in 1993 compared with 1992 primarily as a result of higher revenue, a decrease in vehicle liability expense and a slight decrease in workers' compensation expense. Margin for the division's public transportation services business increased in 1992 compared with 1991, as a result of higher revenue.
     The impact on pretax earnings in 1993 of higher margin in each of the division's product lines was partially offset by increases in indirect operating expenses. These increases were primarily the result of higher investments in logistics and other systems technology, reengineering, and higher costs associated with intensified marketing and sales efforts. The investments in these programs are designed to improve future profitability. Also positively impacting 1993 results were gains from the sale of vehicles which increased $21 million. Pretax earnings for the division in 1992 increased $82 million compared to the prior year, as a result of margin increases, somewhat offset by a slight increase in indirect operating expenses. Gains from the sale of vehicles increased $22 million in 1992 compared with 1991.


AUTOMOTIVE CARRIERS

- -----------------------------------------------------------
(In millions)                     1993      1992      1991
- -----------------------------------------------------------
Revenue                           $635       651       645
Earnings before income taxes        32        48        24
===========================================================

REVENUE. Automotive Carriers revenue decreased 2% in 1993 and increased slightly in 1992. Lower 1993 revenue resulted from a decrease in average length of haul, due to more long-haul General Motors shipments going by rail, extended model changeover periods and the closure of a General Motors assembly plant. Partially offsetting these factors was an increase in the number of vehicles shipped by the division, resulting from an increase in domestic automobile sales. Higher revenue in 1992 compared with 1991 reflected a 4% increase in vehicle shipments, resulting from increased domestic automobile sales in 1992, partially offset by a decline in average length of haul.

EARNINGS BEFORE INCOME TAXES. Pretax earnings decreased in 1993 primarily as a result of both the decline in revenue and the impact of a $6 million charge for the cost of a program to streamline the division's operations. This program resulted in the elimination of numerous salaried positions in order to consolidate certain functional responsibilities and is designed to improve the division's future performance. Pretax earnings were also unfavorably impacted by higher labor costs, primarily driver salaries, with no commensurate increase in rates charged to customers. Also impacting pretax earnings was an increase in cargo damage expense and vehicle liability expense, somewhat offset by a decrease in workers' compensation expense. Despite only a slight improvement in revenue, Automotive Carriers pretax earnings increased substantially in 1992 compared with 1991. The increase in earnings resulted from a decline in cargo damage expense and a decrease in workers' compensation expense primarily as a result of improved experience with prior years' claims.
     During 1992, the automobile transport industry reached a four-year agreement (retroactive to June 1, 1991) with the International Brotherhood of Teamsters. Significant provisions of the agreement include wage and benefit increases over the four-year term and certain restrictions on the use of additional non-Teamster drivers to transport automobiles. As a result of these provisions, the division's results for 1993 were negatively impacted by wage and benefit increases.
     The division's largest customer, General Motors, accounts for approximately 55% of the division's revenue. In 1992, General Motors commenced several major cost reduction programs, including closing certain assembly plants. The 1993 results have been adversely impacted by some of these programs.














OTHER

- -----------------------------------------------------------
(In millions)                     1993      1992      1991
- -----------------------------------------------------------
Earnings before income taxes     $(28)      (18)      (16)
===========================================================

The decline in Other pretax earnings in 1993 resulted primarily from lower reimbursement of corporate administrative costs from the divisions combined with higher levels of corporate spending, including costs associated with establishing an international corporate management team and development of a new strategic planning process.

FOREIGN OPERATIONS
The majority of the company's foreign operations are in Canada and the United Kingdom. These operations are comprised primarily of full service truck leasing, commercial and consumer truck rental, dedicated logistics and automotive carriage. The results of these operations have been included in the Vehicle Leasing & Services and Automotive Carriers discussions above. In 1993, revenue and pretax earnings from foreign operations were $311 million and $9 million, respectively, compared with $336 million and $7 million in 1992. The 1993 decrease in revenue was due to the strengthening of the U.S. dollar against both the Canadian dollar and British pound during 1993 combined with lower Canadian automotive carriage revenue. The 1993 increase in pretax earnings was primarily attributable to higher gains on the sale of vehicles in 1993 somewhat offset by the strengthening of the U.S. dollar. There are no current legal restrictions regarding the repatriation of cash flows of the foreign operations to the U.S.

ENVIRONMENTAL MATTERS
The operations of the company involve storing and dispensing petroleum products, primarily diesel fuel, regulated under environmental protection laws. These laws require the company to eliminate or mitigate the effect of such substances on the environment. In response to these requirements, the company has upgraded operating facilities and implemented various programs to detect and minimize contamination.
         Capital expenditures related to these programs totaled approximately $7 million in 1993. The company expects the level of capital expenditures, primarily related to its underground tank replacement program, to be equal to 1993's level in the near-term. The company incurred $24 million of environmental expenses in 1993, compared with $23 million in 1992 and $22 million in 1991. Based on increasingly stringent standards imposed by governmental regulations, management currently expects that environmental expenses will continue to increase in the near-term.
     The ultimate cost of the company's environmental liabilities cannot presently be projected with certainty due to the presence of several unknown factors, primarily the level of contamination, the effectiveness of selected remediation methods, the stage of management's investigation at the individual sites, and the recoverability of such costs from third parties. Based upon information presently available, management believes that the ultimate disposition of these matters, although potentially material to the results of operations in any one year, will not have a material adverse effect on the company's financial condition or liquidity. See the "Environmental Matters" note to the consolidated financial statements for a further discussion.

RECENT ACCOUNTING PRONOUNCEMENTS
See the "Summary of Significant Accounting Policies" note to the consolidated financial statements for a description of new accounting pronouncements and their expected impact on the company.

OUTLOOK
In 1994, the company will focus on four primary strategies designed to maximize shareholder value through long-term revenue growth and profitability. The first of these strategies is to accelerate the growth of our dedicated logistics operations by increasing our investment in sales and marketing, training and new systems technology. Second, the company will continue to emphasize the profitable growth of full service truck leasing through development of customized product offerings. Third, the company will increase its investment in the reengineering of its sales and marketing, mainte-

          Strong financial results in 1993 along with the successful spin off of Aviall have positioned Ryder for continued earnings growth in 1994.

nance, and finance and administration functions. And finally, the company will continue expansion internationally into high potential countries with high potential customers.
         Strong financial results in 1993 along with the successful spin off of Aviall have positioned Ryder for continued earnings growth in 1994. Continued strong earnings improvement in 1994, however, depends to a great extent on domestic economic growth. The company will continue to focus on maximizing shareholder value by continuing to invest in programs and initiatives that will strongly position the company for the long-term.

SELECTED FINANCIAL AND OPERATIONAL DATA                                             Ryder System, Inc. and Consolidated Subsidiaries
- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                  1993           1992          1991
- ------------------------------------------------------------------------------------------------------------------------------------
VEHICLE LEASING & SERVICES
Revenue:
  Full service lease and programmed maintenance                                       $1,749,592      1,718,090     1,725,075
  Commercial and consumer rental                                                         935,792        835,722       778,089
  Dedicated logistics                                                                    569,479        497,509       415,963
  Other                                                                                  558,041        514,326       465,417
  Eliminations                                                                          (216,101)      (180,695)     (155,107)
- ------------------------------------------------------------------------------------------------------------------------------------
    Total                                                                              3,596,803      3,384,952     3,229,437
Operating expense                                                                      2,757,687      2,598,020     2,464,623
Depreciation expense                                                                     557,406        536,951       541,716
Gains on sale of revenue earning equipment                                               (54,084)       (33,525)      (11,396)
Interest expense                                                                         128,760        145,336       173,300
Miscellaneous expense, net                                                                 1,670          2,879         8,683
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                          $  205,364        135,291        52,511
- ------------------------------------------------------------------------------------------------------------------------------------
Fleet size (owned and leased):
  Full service lease                                                                      78,544         74,902        72,345
  Commercial and consumer rental                                                          67,016         62,924        60,416
Buses operated or managed                                                                 12,154         11,860        11,924
Ryder Truck Rental service locations                                                         979            971           938
====================================================================================================================================
AUTOMOTIVE CARRIERS
Revenue                                                                               $  634,634        651,216       645,051
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                          $   31,955         48,220        24,318
- ------------------------------------------------------------------------------------------------------------------------------------
Total units transported (000)                                                              5,934          5,871         5,664
Total miles traveled (000)                                                               238,840        247,034       247,823
Auto transports:
  Owned and leased                                                                         4,131          4,237         4,326
  Owner-operators                                                                            505            508           517
Locations                                                                                     89             92            89
====================================================================================================================================

REPORT OF MANAGEMENT


To the Shareholders of Ryder System, Inc.:

The financial information in this annual report has been prepared by the management of Ryder System. Management is responsible for the fair presentation of the financial statements of the company in accordance with generally accepted accounting principles and for the objectivity of key underlying assumptions and estimates.
         Ryder System maintains a dynamic system of internal controls to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reflected in the financial statements. This system is continually reviewed, evaluated and revised to reflect changes in the company and in the businesses in which we operate. One of the key elements of Ryder System's internal financial controls has been the company's success in recruiting, selecting, training and developing professional financial managers who implement and oversee the financial control system.
     The board of directors, acting through its audit committee, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and the financial control of operations. The audit committee is composed solely of outside directors. The committee recommends to the board of directors the appointment of the independent public accountants and meets regularly with management, internal auditors and independent accountants.
     Our commitment to social responsibility is a key management principle. Management is responsible for conducting our businesses in an ethical, moral manner assuring that our business practices encompass the highest, most uncompromising standards of personal and business conduct. These standards, which address conflicts of interest, compliance with laws and acceptable business practices, and proper employee conduct are included in our Code of Conduct. The importance of these standards is stressed throughout the company and all of our employees are expected to comply with them.



M. Anthony Burns
Chairman, President and
Chief Executive Officer



Edwin A. Huston
Senior Executive Vice President-Finance
and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Ryder System, Inc.:

We have audited the accompanying consolidated balance sheets of Ryder System, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryder System, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.
     As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions in 1993.


KPMG Peat Marwick
Miami, Florida
February 7, 1994

CONSOLIDATED STATEMENTS OF EARNINGS                                                 Ryder System, Inc. and Consolidated Subsidiaries

                                                                                              Years ended December 31
- ------------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                                                 1993           1992          1991
- ------------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                               $4,217,030      4,019,675     3,851,334
- ------------------------------------------------------------------------------------------------------------------------------------
Operating expense                                                                      3,338,477      3,164,775     3,038,418
Depreciation expense, net of gains                                                       543,338        547,013       577,994
Interest expense                                                                         124,789        139,664       167,346
Miscellaneous expense, net                                                                   650          2,678         7,097
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                       4,007,254      3,854,130     3,790,855
- ------------------------------------------------------------------------------------------------------------------------------------
  Earnings from continuing operations before income taxes                                209,776        165,545        60,479
Provision for income taxes                                                                95,054         67,495        29,556
- ------------------------------------------------------------------------------------------------------------------------------------
  Earnings from continuing operations                                                    114,722         98,050        30,923
Earnings (loss) from discontinued operations                                            (150,713)        25,876       (16,906)
- ------------------------------------------------------------------------------------------------------------------------------------
  Earnings (loss) before cumulative effect of change in accounting                       (35,991)       123,926        14,017
Cumulative effect of change in accounting                                                (25,433)             -             -
- ------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                                      (61,424)       123,926        14,017
Preferred dividend requirements                                                            3,617         10,500        10,500
- ------------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) APPLICABLE TO COMMON SHARES                                           $  (65,041)       113,426         3,517
====================================================================================================================================
Earnings (loss) per common share:
  Continuing operations                                                               $     1.43           1.17          0.28
  Discontinued operations                                                                  (1.94)          0.34         (0.23)
  Cumulative effect of change in accounting                                                (0.33)             -             -
- ------------------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE                                                      $    (0.84)         1 .51          0.05
====================================================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                               Ryder System, Inc. and Consolidated Subsidiaries

                                                                                               Years ended December 31
- ------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                           1993            1992           1991
- ------------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS
  CASH FLOWS FROM OPERATING ACTIVITIES:
    Earnings from continuing operations                                              $   114,722         98,050         30,923
    Depreciation expense, net of gains                                                   543,338        547,013        577,994
    Deferred income taxes                                                                 44,905         22,292         (4,200)
    Proceeds from sales of receivables                                                         -        115,000              -
    Decrease (increase) in receivables                                                    (6,616)         2,282        (80,353)
    Decrease (increase) in inventories                                                       881         (4,030)         4,645
    Increase in accounts payable                                                          41,738          4,580         36,389
    Increase in accrued expenses                                                           7,584         13,909         25,445
    Increase in other non-current liabilities                                             21,255         25,380         46,684
    Other, net                                                                             3,226         22,126          9,594
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                         771,033        846,602        647,121
- ------------------------------------------------------------------------------------------------------------------------------------
  CASH FLOWS FROM FINANCING ACTIVITIES:
    Debt proceeds                                                                        165,503        244,494        344,386
    Debt repaid, including capital lease obligations                                    (295,144)      (533,503)      (755,658)
    Preferred stock redeemed                                                            (100,000)             -              -
    Common stock issued                                                                   37,225         31,242            489
    Dividends on common and preferred stock                                              (50,790)       (55,141)       (54,684)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                        (243,206)      (312,908)      (465,467)
- ------------------------------------------------------------------------------------------------------------------------------------
  CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and revenue earning equipment                               (1,237,486)    (1,070,472)      (597,750)
    Sales of property and revenue earning equipment                                      224,921        220,334        208,252
    Sale and leaseback of revenue earning equipment                                            -        200,000        113,590
    Acquisitions, net of cash acquired                                                         -        (20,525)       (10,200)
    Proceeds from businesses sold                                                              -              -          8,027
    Other, net                                                                            43,840         40,273         20,935
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                        (968,725)      (630,390)      (257,146)
- ------------------------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM CONTINUING OPERATIONS                                               (440,898)       (96,696)       (75,492)
NET CASH FLOWS FROM DISCONTINUED OPERATIONS                                              446,842         87,448         41,522
- ------------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                           5,944         (9,248)       (33,970)
Cash and cash equivalents at January 1                                                    50,747         59,995         93,965
- ------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                                             $    56,691         50,747         59,995
====================================================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                                                         Ryder System, Inc. and Consolidated Subsidiaries

                                                                                                             December 31
- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                                                         1993          1992
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                                         $   56,691         50,747
  Receivables                                                                                          197,956        191,348
  Inventories                                                                                           52,963         53,844
  Tires in service                                                                                     144,488        123,776
  Deferred income taxes                                                                                 60,326              -
  Prepaid expenses and other current assets                                                             89,020         69,282
- ------------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                               601,444        488,997
- ------------------------------------------------------------------------------------------------------------------------------------
Revenue earning equipment                                                                            2,676,047      2,293,854
Operating property and equipment                                                                       510,489        504,064
Net assets of discontinued operations                                                                        -        910,124
Direct financing leases and other assets                                                               223,374        220,959
Intangible assets and deferred charges                                                                 247,034        260,535
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $4,258,388      4,678,533
- ------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                                                                 $  156,503        169,182
  Accounts payable                                                                                     297,282        253,571
  Accrued expenses                                                                                     514,982        518,389
- ------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                          968,767        941,142
- ------------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                       1,374,943      1,499,765
Other non-current liabilities                                                                          397,873        335,905
Deferred income taxes                                                                                  526,624        426,587
Shareholders' equity:
  Preferred stock without par value
    Authorized, 3,800,917; outstanding, 1993 - none; 1992 - 1,000,000                                        -         98,025
  Common stock of $.50 par value per share
    Authorized, 400,000,000; outstanding, 1993 - 77,294,484;
    1992 - 75,411,422 (exclusive of 7,883,291 treasury shares)                                         508,832        463,315
  Retained earnings                                                                                    496,623        924,812
  Translation adjustment                                                                               (15,274)       (11,018)
- ------------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                                         990,181      1,475,134
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    $4,258,388      4,678,533
====================================================================================================================================
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ryder System, Inc. and Consolidated Subsidiaries


December 31, 1993, 1992 and 1991

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF CONSOLIDATION. The consolidated financial statements include Ryder System, Inc. and subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

REVENUE RECOGNITION. Lease revenue and other transportation services revenue is recognized as earned.

CASH EQUIVALENTS. All investments in highly liquid debt instruments with a maturity of three months or less at purchase are classified as cash equivalents.

INVENTORIES. Inventories which consist primarily of fuel and truck parts are valued using the lower of cost (specific identification or average cost) or market.

REVENUE EARNING EQUIPMENT, OPERATING PROPERTY AND
EQUIPMENT AND DEPRECIATION. Revenue earning equipment, principally vehicles, and operating property and equipment are stated at cost. Provision for depreciation and amortization on substantially all depreciable assets is computed using the straight-line method.
         Gains on operating property and equipment sales are reflected in miscellaneous expense. Gains on sales of revenue earning equipment, net of costs incurred in preparing the equipment for sale, are reported as reductions of depreciation expense and totaled $55 million, $34 million and $12 million in 1993, 1992 and 1991, respectively.

INTANGIBLE ASSETS. Intangible assets consist principally of goodwill totaling $215 million in 1993 and $225 million in 1992. These amounts are reported net of accumulated amortization of $57 million and $50 million, respectively. Goodwill is amortized on a straight-line basis primarily over 40 years. Goodwill was reduced by $1 million in 1993 and $6 million in 1992 as a result of the recognition of tax benefits associated with prior year acquisitions. The company continually reevaluates the propriety of the carrying value of intangibles as well as the amortization periods to determine whether current events and circumstances warrant an adjustment to the carrying value or a revision to estimated useful lives.

ACCRUED INSURANCE AND LOSS RESERVES. The company retains a portion of the risk under vehicle liability, workers' compensation and other insurance programs. In addition, the company has indemnified the buyer of its reinsurance operations (sold in 1989) from adverse loss development in excess of loss reserves transferred to the buyer. Reserves have been recorded which reflect the undiscounted estimated liabilities including claims incurred but not reported. Amounts estimated to be paid within one year have been classified as accrued expenses with the remainder included in other non-current liabilities.

ACCOUNTING CHANGES. Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement No. 109, "Accounting for Income Taxes." The company also adopted Statement No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993, which applies to employers who provide certain benefits to former or inactive employees after employment but before retirement. The statement requires that the cost of such benefits be recognized over the service period of employees as these benefits vest or accumulate. The adoption of this statement did not impact the company's financial position or results of operations.
         In June 1993, the Financial Accounting Standards Board issued Statement No. 116, "Accounting for Contributions Received and Contributions Made." The statement applies to all entities that receive or make contributions. The company makes contributions both directly and through the Ryder System Charitable Foundation. The statement requires that promises to make contributions be recognized in the financial statements as an expense and a liability when a promise is made. The provisions of this statement must be adopted for fiscal years beginning after December 15, 1994. Based on the company's current level of charitable commitments, the adoption of this statement is not expected to have a material effect on the company's financial position or results of operations.

FOREIGN EXCHANGE. The company's foreign operations use the local currency as their functional currency. For these companies, the impact of currency fluctuation is included in stockholders' equity as a translation adjustment.

INTEREST RATE SWAP AGREEMENTS. The company enters into interest rate swap agreements to manage its third-party interest rate exposure. Amounts to be paid or received under the agreements are recognized over the terms of the agreements as adjustments to earnings. Although the company is exposed to credit loss for the interest rate differential in the event of nonperformance by the financial institutions which are counterparties to the agreements described above, it does not anticipate nonperformance by the counterparties.
         The company had interest rate swap agreements outstanding at December 31, 1993 and 1992 with aggregate notional amounts of $315 million and $215 million, respectively. These swaps mature at various dates through 2003. The estimated fair value of these swaps at December 31, 1993 and 1992, was an asset of $4 million and a liability of $0.7 million, respectively.

The estimated fair value of the swaps was determined from dealer quotations and represents the estimated amount the company would receive or pay to terminate the agreements.

SALES OF RECEIVABLES
The company participates in an agreement to sell, with limited recourse, undivided percentage ownership interests in certain trade receivables. The agreement allows the company to sell up to $220 million of such interests on a revolving basis through September 1995. The costs associated with this program approximate the costs of issuing commercial paper and are charged to miscellaneous expense. At both December 31, 1993 and 1992, the outstanding balance of receivables sold pursuant to this agreement was $220 million.

DISCONTINUED OPERATIONS
On December 7, 1993, the company completed the spin off of its aviation services subsidiaries as a new public company ("Aviall, Inc." or "Aviall"). Under the terms of the spin off, the company distributed to common stockholders one share of Aviall, Inc. common stock for each four Ryder System, Inc. common shares owned. The distribution had the effect of reducing the company's retained earnings by $314 million.
     In the fourth quarter of 1990, the company discontinued its aircraft leasing business, which included aircraft and other assets. The company completed its disposition of this business in 1992.
     In the accompanying consolidated statements of earnings, Aviall's results of operations have been combined with those of the company's previously discontinued aircraft leasing business and reported as discontinued operations. The net assets of Aviall have been segregated in the 1992 consolidated balance sheet.
     The results of discontinued operations are summarized below:

- -------------------------------------------------------------------------------
                                            Period              Years
                                             Ended              ended
                                           December 7        December 31
                                           ----------     -----------------
(In thousands)                               1993         1992         1991
- -------------------------------------------------------------------------------
Net sales                                 $1,086,600    1,171,847    1,209,765
===============================================================================
Earnings (loss) from operations
  before income taxes and
  disposition gain (loss)                 $ (191,874)      33,099       54,396
Income tax benefit (provision)                41,161      (13,223)     (19,599)
- -------------------------------------------------------------------------------
Earnings (loss) from operations before
  disposition gain (loss)                   (150,713)      19,876       34,797
- -------------------------------------------------------------------------------
Estimated gain (loss) on disposition               -        9,272      (80,000)
Income tax benefit (provision)                     -       (3,272)      28,297
- -------------------------------------------------------------------------------
Net gain (loss) on disposition                     -        6,000      (51,703)
- -------------------------------------------------------------------------------
Earnings (loss) from
  discontinued operations                 $ (150,713)      25,876      (16,906)
===============================================================================


         The loss from discontinued operations in 1993 includes an after tax charge of $169 million ($2.18 per common share). This charge includes $76 million for the planned disposition of certain businesses; $49 million for the write off of goodwill associated with those dispositions; $35 million for the consolidation of some aviation facilities; and $9 million for transaction costs associated with the spin off.
     The 1991 results of discontinued operations include an after tax charge of $52 million ($0.70 per common share) related to revised estimates of aircraft disposition losses. Results of discontinued operations for 1992 include an after tax gain of $6 million ($0.08 per common share) on the final disposition of the discontinued aircraft leasing business. The gain resulted from higher proceeds from the sale of aircraft and lower operating costs than anticipated.
     Interest expense was allocated to the discontinued businesses based upon an assumed debt to equity ratio consistent with other similar businesses and with the company's historical interest allocation method for segment reporting. Interest expense of $24 million, $33 million and $36 million was included in the operating results of discontinued operations for 1993, 1992 and 1991, respectively.
     The company will continue to guarantee, for a limited period, approximately $25 million of Aviall's indebtedness to the European Investment Bank in exchange for a customary guarantee fee. In addition, the company entered into a formal tax sharing agreement with Aviall that provides that Aviall will, to the extent not previously paid to the company, be liable for all Federal, state, local and foreign tax liabilities which are attributable to Aviall through the distribution date. The amounts owed to the company from Aviall under this agreement totaled approximately $8 million, and have been included in prepaid expenses and other current assets in the 1993 consolidated balance sheet.

REVENUE EARNING EQUIPMENT

- ------------------------------------------------------------------------
(In thousands)                              1993                 1992
- ------------------------------------------------------------------------
Full service lease                   $ 2,361,684            2,077,607
Commercial and consumer rental         1,728,299            1,539,678
- ------------------------------------------------------------------------
                                       4,089,983            3,617,285
  Accumulated depreciation            (1,636,778)          (1,563,751)
- ------------------------------------------------------------------------
                                       2,453,205            2,053,534
- ------------------------------------------------------------------------
Other revenue earning equipment          694,139              681,184
  Accumulated depreciation              (471,297)            (440,864)
- ------------------------------------------------------------------------
                                         222,842              240,320
- ------------------------------------------------------------------------
                                     $ 2,676,047            2,293,854
========================================================================

OPERATING PROPERTY AND EQUIPMENT

- ------------------------------------------------------------------
(In thousands)                                  1993        1992
- ------------------------------------------------------------------
Land                                         $  108,209   108,330
Buildings and improvements                      409,028   398,391
Machinery and equipment                         323,359   297,472
Other                                            72,825    62,610
- ------------------------------------------------------------------
                                                913,421   866,803
  Accumulated depreciation                     (402,932) (362,739)
- ------------------------------------------------------------------
                                             $  510,489   504,064
==================================================================


ACCRUED EXPENSES AND OTHER
NON-CURRENT LIABILITIES

- ------------------------------------------------------------------
(In thousands)                                  1993       1992
- ------------------------------------------------------------------
Salaries and wages                           $  104,787   101,512
Employee benefits                                13,527    17,339
Interest                                         29,578    32,393
Operating taxes                                  61,898    56,540
Insurance and loss reserves                     382,607   385,168
Postretirement benefits other than pensions      47,076    10,485
Other                                           273,382   250,857
- ------------------------------------------------------------------
                                                912,855   854,294
Less - non-current portion                     (397,873) (335,905)
- ------------------------------------------------------------------
Accrued expenses                             $  514,982   518,389
==================================================================

ACQUISITIONS
The company completed a number of acquisitions during the two-year period ended December 31, 1992 accounted for using the purchase method. Acquisitions during this period were not material in relation to the company's total assets. The consolidated financial statements reflect the results of operations of the acquired businesses from the acquisition dates. Had the acquisitions been consummated at January 1, 1991, consolidated revenue and net earnings for the two-year period would not have been materially affected.
         The fair value of assets acquired and liabilities assumed in connection with these acquisitions follows:

- -----------------------------------------------------------
(In thousands)                    1993      1992      1991
- -----------------------------------------------------------
Working capital                $    -        435     2,168
Goodwill                            -      3,072     3,503
Other net assets                    -     17,173     6,563
Debt assumed                        -       (155)        -
- -----------------------------------------------------------
Net assets acquired            $    -     20,525    12,234
===========================================================


LEASES
OPERATING LEASES AS LESSOR. One of the company's major product lines is full service leasing of commercial trucks, tractors and trailers. The standard full service lease requires the company to furnish the customer a vehicle, together with all services, supplies and equipment necessary for its operation. These services include maintenance, parts, tires, licenses, taxes, a substitute vehicle if needed and, in most cases, fuel. The agreements provide for a fixed time charge plus a fixed per-mile charge and, in some instances, a provision for guaranteed mileage. A portion of these charges is often adjusted in accordance with changes in the Consumer Price Index.

DIRECT FINANCING LEASES. The company leases additional revenue earning equipment under agreements that are accounted for as direct financing leases. The provisions of these lease agreements are essentially the same as operating leases, except some of the direct financing leases contain residual value guarantees. The net investment in direct financing leases consists of:

- ---------------------------------------------------------------------
(In thousands)                                      1993       1992
- ---------------------------------------------------------------------
Minimum lease payments receivable                 $259,654    254,400
Executory costs and unearned income                (70,387)   (70,461)
Unguaranteed residuals                              38,736     34,962
- ---------------------------------------------------------------------
Net investment in direct financing leases          228,003    218,901
Current portion included in receivables             43,143     43,152
- ---------------------------------------------------------------------
Non-current portion included in other assets      $184,860    175,749
=====================================================================

OPERATING LEASES AS LESSEE. The company leases vehicles, facilities and office equipment under operating lease agreements. The majority of these agreements are vehicle leases which specify that rental payments be adjusted every six months based on changes in interest rates and provide for early termination at stipulated values. During 1993, 1992 and 1991, rent expense was $137 million, $132 million and $116 million, respectively.

CAPITAL LEASES. The company enters into vehicle lease arrangements accounted for as capitalized leases. Capital leases entered into during the three-year period ended December 31, 1993, were not material. Capital leases are amortized over the effective economic lease term. At December 31, 1993 and 1992, the investment in capitalized lease equipment net of accumulated amortization was $28 million and $50 million, respectively.

LEASE PAYMENTS. Future minimum payments for leases in effect at December 31, 1993, which include an estimate of the future fixed time and guaranteed mileage charges for operating leases as lessor, are as follows:

- ------------------------------------------------------------------------
                                    As Lessor             As Lessee
                                -------------------  -------------------
                                             Direct
                                Operating Financing  Operating   Capital
(In thousands)                     Leases    Leases     Leases   Leases
- --------------------------------------------------------------------------
1994                           $  684,567    61,954    125,142   14,176
1995                              541,929    54,038    120,542    5,615
1996                              400,713    44,331    108,830    5,700
1997                              277,149    34,497     74,551    3,523
1998                              164,625    22,568     66,215    3,286
Thereafter                        105,058    42,266     65,932    3,022
- --------------------------------------------------------------------------
                               $2,174,041   259,654    561,212   35,322
Portion representing interest                                    (6,856)
- --------------------------------------------------------------------------
Present value of minimum lease payments                         $28,466
==========================================================================

         The amounts on the previous table are based upon the assumption that revenue earning equipment will remain on lease for the length of time specified by the respective lease agreements. This is not a projection of future fixed lease revenue; no effect has been given to renewals, new business, cancellations or future rate changes.

INCOME TAXES
Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Additionally, deferred tax balances are adjusted in periods that include the enactment of tax rate changes. The adoption of this statement, which was made on a prospective basis, did not have a material impact on the company's financial condition or results of operations. The company classified its deferred income tax balances in accordance with the provisions of the statement in the 1993 consolidated balance sheet. Prior to 1993, the company followed the accounting for income taxes prescribed by Statement No. 96.

     The total provision for income taxes (excluding taxes related to discontinued operations and cumulative effect of change in accounting) includes the following components:

- ------------------------------------------------------------
(In thousands)                   1993      1992      1991
- ------------------------------------------------------------
Current tax expense:
  Federal                      $45,557    31,648    24,908
  State                          3,563    13,841     8,044
  Foreign                        1,029      (286)      804
- ------------------------------------------------------------
                                50,149    45,203    33,756
- ------------------------------------------------------------
Deferred tax expense:
  Federal                       28,836    20,825    (6,391)
  State                         11,332    (3,041)      541
  Foreign                        4,737     4,607     2,233
- ------------------------------------------------------------
                                44,905    22,391    (3,617)
- ------------------------------------------------------------
Amortization of deferred
  investment tax credits             -       (99)     (583)
- ------------------------------------------------------------
Provision for income taxes     $95,054    67,495    29,556
============================================================

         A reconciliation of the Federal statutory tax rate with the effective tax rate for continuing operations follows:

















                                                 % of Pretax Income
- ------------------------------------------------------------------------
                                              1993       1992     1991
- ------------------------------------------------------------------------
Statutory rate                                35.0      34.0     34.0
Impact on deferred taxes for changes
  in tax rates                                 3.7         -      3.6
State income taxes, net of Federal
  income tax benefit                           4.6       4.3      5.0
Amortization and write down of goodwill,
  net of benefits realized from business sold  1.0       1.0      0.9
Miscellaneous items, net                       1.0       1.5      5.4
- ------------------------------------------------------------------------
Effective rate                                45.3      40.8     48.9
========================================================================

         The significant temporary differences which gave rise to the net deferred income tax liability as of December 31, 1993 pursuant to Statement No. 109, were as follows:

- -------------------------------------------------------------
(In thousands)                                      1993
- -------------------------------------------------------------
Deferred income tax assets:
  Accrued insurance and loss reserves            $ 145,719
  Alternative minimum taxes                         34,869
  Accrued compensation & benefits                    37,191
  Accrued reserves and other items                  63,027
- -------------------------------------------------------------
                                                   280,806
  Valuation allowance                              (5,723)
- -------------------------------------------------------------
                                                   275,083
- -------------------------------------------------------------
Deferred income tax liabilities:
  Property and equipment basis differences       (672,341)
  Other items                                     (69,040)
- -------------------------------------------------------------
Deferred income tax liabilities                  (741,381)
- -------------------------------------------------------------
                                                $(466,298)
=============================================================

         At December 31, 1992, the company's deferred income tax liability reflected the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts for tax purposes as determined pursuant to Statement No. 96. The most significant type of temporary difference that gave rise to these deferred tax liabilities related to higher tax depreciation over book depreciation. This was partially offset by the temporary difference created by expenses for book purposes being in excess of amounts currently deductible for tax purposes (primarily accrued insurance and loss reserves).
     Deferred taxes have not been provided on temporary differences related to investments in foreign subsidiaries that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $47 million at December 31, 1993. A full foreign tax provision has been made on these undistributed foreign earnings. Determination of the amount of deferred taxes on these temporary differences is not practicable due to foreign tax credits and exclusions.
     The company had unused investment tax credits, for tax purposes, of $3 million and unused alternative minimum tax credits, for tax purposes, of $35 million at December 31, 1993, available to reduce future income tax liabilities. The investment tax credits are expected to be utilized before their expiration, ranging from 1997 to 1998, and have been reflected in the financial statements as a reduction of deferred income taxes.
     Income taxes paid totaled $52 million in 1993, $44 million in 1992 and $41 million in 1991 and include amounts related to both continuing and discontinued operations.

DEBT

- -----------------------------------------------------------------------
(In thousands)                                       1993        1992
- -----------------------------------------------------------------------
U.S. commercial paper                           $   83,500      95,000
Unsecured U.S. term loans                           63,411      41,069
Unsecured notes
    Series C, 9.10%                                      -      13,720
    Series E, 8.75% through 1996, due 2000          15,499      15,499
    Series G, 9%, due 2016                         100,000     100,000
    Series H, 8.375%, due 2017                     125,000     125,000
    Series J, 8.75%, due 2017                      100,000     100,000
    Series K, 9.875%, due 2017                     100,000     100,000
    Series L, 9.375%, due 1998                     100,000     100,000
    Series M, 9.2%, due 1998                       200,000     200,000
    Series N, 9.25%, due 2001                      100,000     100,000
    Medium-term notes, 4.94%
      to 10.08%, due 1994 to 2021                  393,300     381,150
    Discount on unsecured notes                    (22,776)    (23,294)
Capital lease obligations                           28,466      62,189
Other                                              145,046     258,614
- -----------------------------------------------------------------------
Total debt                                       1,531,446   1,668,947
Less - amount classified as current                156,503     169,182
- -----------------------------------------------------------------------
Long-term debt                                  $1,374,943   1,499,765
=======================================================================

In 1993, the company redeemed its Series C unsecured notes at par.

         Debt maturities (including sinking fund requirements and excluding capital lease obligations) during the five years subsequent to December 31, 1993, are as follows:

- ----------------------------------------------------------
                                                      Debt
(In thousands)                                  Maturities
- ----------------------------------------------------------
1994                                              $144,841
1995                                                70,747
1996                                               197,161
1997                                                35,215
1998                                               387,968
==========================================================

         To support the company's outstanding U.S. commercial paper, the company maintains two revolving credit agreements. The primary agreement, with a total commitment of $500 million, has no expiration date. The second agreement, with a total commitment of $150 million, expires in December 1994. No compensating balances are required for either of these facilities and the agreements carry annual commitment fees of 1/8% to 1/4%. There were no borrowings under either of these agreements during 1993 or 1992. The company had $567 million available under these agreements at December 31, 1993. The company also has available other committed lines of credit totaling $42 million as of December 31, 1993. The weighted average interest rate for outstanding U.S. commercial paper was 3.63% at December 31, 1993.
     The primary revolving loan agreement contains the most restrictive covenants as to the payment of cash dividends. As of December 31, 1993, approximately $90 million of consolidated retained earnings were available for the payment of cash dividends.
     The estimated fair value of the company's debt (excluding capital lease obligations) was $1.65 billion at December 31, 1993 and $1.69 billion at December 31, 1992. This compares to the net book value of $1.50 billion at December 31, 1993 and $1.61 billion at December 31, 1992. The estimated fair value of debt was calculated by discounting future cash flows through estimated maturity using the borrowing rate currently available to the company for debt of similar maturity.
     Interest paid totaled $154 million in 1993, $187 million in 1992 and $210 million in 1991 and includes amounts related to both continuing and discontinued operations.

SHAREHOLDERS' EQUITY
- ---------------------------------------------------------------------------------------------------------------------------------
                                                           Preferred        Common      Retained      Translation
(In thousands, except share and per share amounts)             Stock         Stock      Earnings      Adjustment      Total
- ---------------------------------------------------------------------------------------------------------------------------------
At December 31, 1990                                       $  98,025       429,470       896,694         4,257       1,428,446
  Net earnings                                                     -             -        14,017             -          14,017
  Dividends declared:
    Common stock - $.60 per share                                  -             -       (44,184)            -        (44,184)
    Fixed Rate Auction Preferred Stock (FRAPS) - $10.50 per share  -             -       (10,500)            -        (10,500)
  Common stock issued under employee plans (35,712 shares)         -           489             -             -            489
  Foreign currency translation adjustment                          -             -             -          (688)          (688)
  Other                                                            -            74             -             -             74
- ---------------------------------------------------------------------------------------------------------------------------------
At December 31, 1991                                          98,025       430,033       856,027         3,569      1,387,654
  Net earnings                                                     -             -       123,926             -        123,926
  Dividends declared:
    Common stock - $.60 per share                                  -             -       (44,641)            -        (44,641)
    Preferred stock (FRAPS) - $10.50 per share                     -             -       (10,500)            -        (10,500)
  Common stock issued under employee plans (1,720,115 shares)      -        31,242             -             -         31,242
  Foreign currency translation adjustment                          -             -             -       (14,587)       (14,587)
  Other                                                            -         2,040             -             -          2,040
- ---------------------------------------------------------------------------------------------------------------------------------
At December 31, 1992                                          98,025       463,315       924,812       (11,018)     1,475,134
  Net loss                                                         -             -       (61,424)            -        (61,424)
  Dividends declared:
    Common stock - $.60 per share                                  -             -       (45,832)            -        (45,832)
    Preferred stock (FRAPS) - $4.96 per share                      -             -        (4,958)            -         (4,958)
    Aviall, Inc. stock                                             -             -      (314,000)            -       (314,000)
  Redemption of preferred stock (FRAPS)                     (98,025)             -        (1,975)            -       (100,000)
  Common stock issued under employee plans (1,883,062 shares)      -        37,225             -             -         37,225
  Foreign currency translation adjustment                          -             -             -        (4,256)        (4,256)
  Other                                                            -         8,292             -             -          8,292
- ---------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1993                                      $        -       508,832       496,623       (15,274)       990,181
=================================================================================================================================


In 1993, the company redeemed all of its outstanding Fixed Rate Auction Preferred Stock (Series A and B) for $100 million.
        At December 31, 1993, the company had 77,294,484 Preferred Stock Purchase Rights (Rights) outstanding. The Rights were issued in March 1986 as a dividend to common shares outstanding and expire in 1996. The Rights contain provisions to protect shareholders in the event of an unsolicited attempt to acquire the company which is not believed by the Board of Directors to be in the best interest of shareholders. The Rights are evidenced by common stock certificates, are subject to antidilution provisions, and are not exercisable or transferable apart from the common stock until ten days after a person, or a group of affiliated or associated persons, acquires beneficial ownership of 10% or more, or makes a tender offer for 30% or more, of the company's common stock. The Rights entitle the holder, except such an acquiring person, to purchase at the current exercise price of $100 that number of the company's common shares which at the time would have a market value of $200. In the event the company is acquired in a merger or other business combination (including one in which the company is the surviving corporation), each Right entitles its holder to purchase at the current exercise price of $100 that number of common shares of the surviving corporation which would then have a market value of $200. In lieu of common shares, Rights holders can purchase 1/150 of a share of Series C Preferred Stock for each Right. The Series C Preferred Stock would be entitled to quarterly dividends equal to the greater of $10 per share or 150 times the common stock dividend per share, and have 150 votes per share, voting together with the common stock. The Rights have no voting rights and are redeemable, at the option of the company, at a price of $.033 per Right prior to the acquisition by a person or a group of affiliated or associated persons of beneficial ownership of 10% or more of the company's common stock.

EMPLOYEE STOCK OPTION AND PURCHASE PLANS
OPTION PLANS. The Profit Incentive Stock Plan provides for the granting of stock options to certain non-officer employees to purchase common shares at prices not less than 85% of the fair market value at the date of grant; all options granted in 1993, 1992 and 1991 were at fair market value. These options are for terms not exceeding 10 years and are exercisable cumulatively 25% or 50% each year, based on the terms of the grant.
         The 1980 Stock Incentive Plan provides for the granting of stock options to key employees at a price equal to the fair market value of shares at the date of grant. These options are for terms not exceeding 10 years, are generally exercisable cumulatively 50% each year, and may be granted in tandem with stock appreciation rights, limited stock appreciation rights and perfor-mance units. The plan also provides for restricted stock rights to these employees at no cost to them; none were granted in 1993, 1992 or 1991.
     The following table summarizes the status of the company's stock option plans:

- --------------------------------------------------------------------------
(Shares in thousands)                       1993       1992       1991
- --------------------------------------------------------------------------
Outstanding, January 1                     6,342       6,557      6,036
  Average per share                       $23.09       22.37      23.23
Granted                                      772         840        930
  Average per share                       $26.43       23.93      18.75
Exercised                                  1,305         757         34
  Average per share                       $20.32       17.18      13.44
Expired or cancelled                         127         298        375
  Average per share                       $24.98       24.57      28.10
Adjustment for dividend of Aviall stock      428           -          -
Outstanding, December 31                   6,110       6,342      6,557
  Average per share                       $22.45       23.09      22.37

Exercisable, December 31                   4,901       4,957      4,619
Available for future grant                 1,858         903      1,445
==========================================================================

         During December 1993, the number and exercise price of all options outstanding at the time of the spin off of Aviall were adjusted using a conversion ratio such that: (1) the aggregate difference between the exercise price and the market value of the shares which are subject to the options is unchanged from the same calculation immediately prior to the spin off and (2) the ratio of the exercise price per option to the market value per share is also unchanged.

PURCHASE PLANS. The Employee Stock Purchase Plan provides for periodic offerings to substantially all U.S. and Canadian employees to subscribe shares of the company's common stock at 85% of the fair market value on either the date of offering or the last day of the purchase period, whichever is less. The U.K. Stock Purchase Scheme provides for periodic offerings to substantially all U.K. employees to subscribe shares of the company's common stock at 85% of the fair market value on the day prior to the offering.
     The following table summarizes the status of the company's stock purchase plans:

- --------------------------------------------------------------------------
(Shares in thousands)                       1993        1992      1991
- --------------------------------------------------------------------------
Outstanding, January 1                     1,784       1,350      1,692
  Average per share                      $ 19.79       19.06      19.23
Granted                                        -       1,745         45
  Average per share                      $     -       19.92      14.93
Exercised                                    641       1,019          2
  Average per share                      $ 19.92       19.23      19.23
Expired or cancelled                          53         292        385
  Average per share                      $ 19.92       19.24      19.23
Adjustment for dividend of Aviall stock       97           -          -
Outstanding, December 31                   1,187       1,784      1,350
  Average per share                      $ 18.08       19.79      19.06

Exercisable, December 31                   1,142           -      1,305
Available for future grant                 3,260       3,207      4,660
==========================================================================


         Shares outstanding at the time of the spin off of Aviall were adjusted using a method similar to the one used for the company's stock option plans.

PENSION PLANS
The company and its subsidiaries sponsor several pension plans, primarily defined benefit plans, covering substantially all employees not covered by union-administered plans, including certain employees in foreign countries. These plans generally provide participants with benefits based on years of service and career-average compensation levels. Funding policy for these plans is to make contributions based on normal costs plus amortization of unfunded past service liability, but not greater than the maximum allowable contribution deductible for Federal income tax purposes. The majority of the plans' assets are invested in a master trust which, in turn, is primarily invested in listed stocks and bonds. The company also contributed to various defined benefit, union-administered, multi-employer plans for employees under collective bargaining agreements. Total pension expense for 1993, 1992 and 1991 was as follows:

- --------------------------------------------------------------------------
(In thousands)                         1993            1992         1991
- --------------------------------------------------------------------------
Company-administered plans:
  Present value of benefits
    earned during the year         $ 21,780          20,320       16,966
  Interest cost on projected
    benefit obligation               28,263          25,269       21,895
  Return on plan assets:
    Actual                          (43,551)        (26,387)     (68,576)
    Deferred                         11,366          (2,271)      46,837
  Other, net                         (2,066)         (2,113)      (2,683)
- --------------------------------------------------------------------------
                                     15,792          14,818       14,439
Union-administered plans             19,239          19,448       18,356
- --------------------------------------------------------------------------
Net pension expense               $  35,031          34,266       32,795
==========================================================================

         Included in the above amounts is the pension expense allocated to discontinued operations totaling $2 million in 1993, 1992 and 1991.
     The following table sets forth the plans' funded status at December 31, 1993 and 1992:

- ----------------------------------------------------------------------
(In thousands)                                      1993      1992
- ----------------------------------------------------------------------
Plan assets at fair value                       $ 423,636    370,491
- ----------------------------------------------------------------------
Actuarial present value of
  service rendered to date:
  Accumulated benefit obligation,
    including vested benefits of
    $376,951 in 1993 and $288,498 in 1992        (402,560)  (296,749)
  Additional benefit based on
    estimated future salary levels                (56,431)   (45,935)
- ----------------------------------------------------------------------
Projected benefit obligation                     (458,991)  (342,684)
- ----------------------------------------------------------------------
Projected benefit obligation
  (in excess of) less than plan assets          $ (35,355)    27,807
======================================================================

         The following table sets forth the actuarial assumptions used for the company's dominant plan:


- --------------------------------------------------------------------------
                                                            1993    1992
- --------------------------------------------------------------------------
Discount rate for determining projected benefit obligation  7.00%   8.25%
Rate of increase in compensation levels                     5.00%   5.00%
Expected long-term rate of return on plan assets            8.50%   8.50%
Transition amortization in years                               15      15
Gain and loss amortization in years                             9       9
==========================================================================

         The cumulative effect of the change in the discount rate is included below in unrecognized net gains (losses). The change in the 1993 discount rate is expected to increase pension expense in 1994 by approximately $8 million.
         A reconciliation of the company's prepaid pension expense to the plans' funded status at December 31, 1993 and 1992 is as follows:

- -----------------------------------------------------------------------
(In thousands)                                        1993       1992
- -----------------------------------------------------------------------
Prepaid pension expense                           $  5,234       9,064
Unrecognized transition amount                      26,276      30,895
Other, primarily unrecognized prior
  service cost and net gains (losses)              (66,865)    (12,152)
- -----------------------------------------------------------------------
Projected benefit obligation (in excess of)
  less than plan assets                           $(35,355)     27,807
=======================================================================

         In connection with the spin off of Aviall, the company agreed to retain the accumulated benefit obligation and associated assets related to participants in the company's primary pension plan who are either present or former employees of Aviall for services rendered through the date of the spin off. The company will treat all present or former employees of Aviall as terminated participants of this plan as of the date of the spin off.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The company and its subsidiaries sponsor plans which provide retired employees with certain health care and life insurance benefits. Substantially all employees not covered by union-administered retirement plans are eligible for these benefits. Health care benefits for the company's principal plans are generally provided to qualified retirees under age 65 and eligible dependents. Generally, these plans require employee contributions which vary based on years of service and include provisions which cap company contributions.
         Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The statement requires that the expected costs of health care and life insurance provided to retired employees be recognized as expense during the years employees render service. As a result of adopting this new statement, a pretax charge of $41 million ($25 million after tax, or $0.33 per common share) was recorded as the cumulative effect of a change in accounting principle to establish a liability for the present value of expected future benefits attributed to employees' service rendered prior to January 1, 1993. Under the company's previous accounting policy the cost of these benefits was recognized as expense as claims were incurred. Costs under this method were $3 million in both 1992 and 1991.
     Total periodic postretirement benefit cost for continuing operations in 1993 under the provisions of the new statement included the following components:

- ------------------------------------------------------------------
(In thousands)                                               1993
- ------------------------------------------------------------------
Current year service cost                                   $1,360
Interest accrued on postretirement benefit obligations       3,682
- ------------------------------------------------------------------
Periodic postretirement benefit cost                        $5,042
==================================================================

         The company's postretirement benefit plans are not funded. The company's obligation under the plans as of December 31, 1993 for continuing operations is as follows:

- ------------------------------------------------------------------
(In thousands)                                              1993
- ------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                $27,487
  Fully eligible active plan participants                   4,401
  Other active plan participants                           20,697
- ------------------------------------------------------------------
                                                           52,585
- ------------------------------------------------------------------
Unrecognized net loss                                      (5,509)
- ------------------------------------------------------------------
Accrued unfunded postretirement benefit obligation        $47,076
==================================================================

         The accumulated postretirement benefit obligation as of January 1, 1993 (initial adoption) and December 31, 1993 was determined using a discount rate of 8.25% and 7.00%, respectively. The annual rate of increase in the per capita cost of covered health benefits was assumed to be 12.5% for 1994. This rate was assumed to decrease gradually to 6% through the year 2003 and remain at that level thereafter. Increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $2 million and would not have a material effect on periodic postretirement benefit cost for 1993. The cumulative effect of the change in the discount rate as of December 31, 1993 is included above in unrecognized net loss. The change in the discount rate will not have a material effect on periodic postretirement benefit cost in 1994.

ENVIRONMENTAL MATTERS
The company's operations involve storing and dispensing petroleum products, primarily diesel fuel. In 1988, the Environmental Protection Agency issued regulations that established requirements for testing and replacing underground storage tanks. The company is involved in various stages of investigation, cleanup and tank replacement in order to comply with the regulations. In addition, the company received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental

Response, Compensation and Liability Act and the Superfund Amendments and Reauthorization Act and may be required to share in the cost of cleanup of 29 identified disposal sites.
         The company records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred. Generally, the timing of these accruals coincides with the identification of an environmental problem through the company's internal procedures or upon notification from regulatory agencies. The company's probable environmental loss is based on information obtained from independent environmental engineers and/or from company experts regarding the nature and extent of environmental contamination, remedial alternatives available, and the cleanup criteria required by relevant governmental agencies. The estimated costs include anticipated site testing, consulting, remediation, disposal, and post-remediation monitoring, and legal fees, as appropriate, based on information available at that time. These amounts represent the estimated undiscounted costs to fully resolve the environmental matters in accordance with prevailing Federal, state and local requirements based on information presently available. At December 31, 1993, the company had accrued $45 million for environmental liabilities. The company incurred $24 million of environmental expenses in 1993, compared with $23 million in 1992 and $22 million in 1991.
     The ultimate costs of the company's environmental liabilities cannot be projected with certainty due to the presence of several unknown factors, primarily the level of contamination, the effectiveness of selected remediation methods, the stage of investigation at the individual sites, the determination of the company's liability in proportion to other responsible parties and the recoverability of such costs from third parties. Based on information presently available, management believes that the ultimate disposition of these matters, although potentially material to the results of operations in any one year, will not have a material adverse effect on the company's financial condition or liquidity.

OTHER MATTERS
The company is a party to various claims, legal actions and complaints arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of these matters will not have a material impact on the financial condition, liquidity or results of operations of the company.

SEGMENT INFORMATION
The company's operating segments are Vehicle Leasing & Services and Automotive Carriers. Vehicle Leasing & Services offers a variety of truck-related services including full service truck leasing, commercial and consumer truck rental, programmed maintenance service and dedicated logistics. It also operates student transit services and manages and operates public transit services. Automotive Carriers is the largest highway transporter of new cars and trucks in the United States and a major transporter in Canada.
         Revenue by segment includes intersegment transactions which are based on substantially the same terms as transactions with unaffiliated customers. These amounts are eliminated in consolidation. Revenue of $453 million, $468 million and $494 million was derived from General Motors in 1993, 1992 and 1991, respectively.

- -----------------------------------------------------------------------------------------------------
(In thousands)                                         1993               1992              1991
- -----------------------------------------------------------------------------------------------------
REVENUE:
  Vehicle Leasing & Services                        $3,596,803          3,384,952        3,229,437
  Automotive Carriers                                  634,634            651,216          645,051
  Intersegment                                        (14,407)            (16,493)         (23,154)
- -----------------------------------------------------------------------------------------------------
                                                    $4,217,030          4,019,675        3,851,334
- -----------------------------------------------------------------------------------------------------
  Foreign portion of revenue                        $  311,265            336,499          326,679
=====================================================================================================
OPERATING PROFIT:
  Vehicle Leasing & Services                        $  335,793            283,505          234,493
  Automotive Carriers                                   31,832             47,876           22,434
  Other                                                   (49)                118              270
- -----------------------------------------------------------------------------------------------------
    Operating profit                                   367,576            331,499          257,197
  Miscellaneous  expense, net                             (650)            (2,678)          (7,097)
  Interest expense                                    (124,789)          (139,664)        (167,346)
  Unallocated corporate
    overhead expense                                   (32,361)           (23,612)         (22,275)
- -----------------------------------------------------------------------------------------------------
  Earnings from continuing oper-
    ations before income taxes                      $  209,776            165,545           60,479
- -----------------------------------------------------------------------------------------------------
  Foreign portion of
    operating profit                                $   26,176             25,692           30,318
- -----------------------------------------------------------------------------------------------------
  Foreign portion of earnings
    from continuing operations
    before income taxes                             $    9,140              6,711            8,245
=====================================================================================================
DEPRECIATION:
  Vehicle Leasing & Services                        $  557,406            536,951          541,716
  Automotive Carriers                                   39,418             43,155           47,198
  Other                                                  1,074              1,144            1,286
- -----------------------------------------------------------------------------------------------------
                                                       597,898            581,250          590,200
  Gains on vehicle sales                               (54,560)           (34,237)         (12,206)
- -----------------------------------------------------------------------------------------------------
                                                    $  543,338            547,013          577,994
=====================================================================================================
IDENTIFIABLE ASSETS:
  Vehicle Leasing & Services                        $3,908,931          3,446,998        3,544,169
  Automotive Carriers                                  277,310            303,917          319,844
  Other                                                107,327             61,283          125,413
  Eliminations                                        (35,180)            (43,789)        (103,984)
- -----------------------------------------------------------------------------------------------------
                                                     4,258,388          3,768,409        3,885,442
  Net assets of discontinued operations                      -            910,124          958,549
- -----------------------------------------------------------------------------------------------------
  Total assets                                      $4,258,388          4,678,533        4,843,991
- -----------------------------------------------------------------------------------------------------
  Foreign portion of identifiable assets            $  414,173            394,571          433,979
=====================================================================================================
CAPITAL EXPENDITURES,
  INCLUDING CAPITAL LEASES:
  Vehicle Leasing & Services                        $1,205,620            1,030,012        554,222
  Automotive Carriers                                   31,045               40,528         43,097
  Other                                                    856                  494            725
- -----------------------------------------------------------------------------------------------------
                                                    $1,237,521            1,071,034        598,044
=====================================================================================================

SUPPLEMENTAL FINANCIAL DATA
                                                                               Ryder System, Inc. and Consolidated Subsidiaries
QUARTERLY DATA
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                            Quarters
                                                                     ------------------------------------------------------------
(In thousands, except per share amounts)                                 First         Second           Third          Fourth
- ---------------------------------------------------------------------------------------------------------------------------------
Revenue:
    1993                                                             $999,657       1,080,233      1,043,495       1,093,645
    1992                                                             $950,891       1,035,004      1,005,141       1,028,639
- ---------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations:
    1993                                                             $ 19,946          40,744         23,488          30,544
    1992                                                             $ 12,244          34,726         27,378          23,702
- ---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss):
    1993                                                             $ (1,197)       (122,204)        27,783          34,194
    1992                                                             $ 17,409          37,575         39,138          29,804
- ---------------------------------------------------------------------------------------------------------------------------------
Earnings per common share from continuing operations:
    1993                                                             $   0.23            0.51           0.30            0.39
    1992                                                             $   0.13            0.43           0.33            0.28
- ---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share:
    1993                                                             $  (0.05)          (1.60)          0.36            0.44
    1992                                                             $   0.20            0.47           0.49            0.36
=================================================================================================================================



Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year.
         Net loss in the first quarter of 1993 includes the cumulative effect of a change in accounting resulting in an after tax charge of $25 million
($0.33 per common share). See "Summary of Significant Accounting Policies" note for additional discussion.
         Net loss for the second quarter of 1993 includes an after tax charge of $169 million ($2.18 per common share) related to the discontinued aviation services subsidiaries. Net earnings in the third quarter of 1992 include an after tax gain of $6 million ($0.08 per common share) related to the final disposition of the discontinued aircraft leasing business. See "Discontinued Operations" note for additional discussion.


COMMON STOCK DATA
At December 31, 1993 and 1992, the company had 77,294,484 and 75,411,422 shares, respectively, of common stock outstanding. Common stock outstanding was exclusive of 7,883,291 common treasury shares at year-end 1992. As of January 31, 1994, there were 19,078 common shareholders. The payment of cash dividends is subject to the restrictions described on page 38.
         The company's common shares are traded on the New York Stock Exchange, the Midwest Stock Exchange and the Pacific Stock Exchange and its ticker symbol is "R". Quarterly market price ranges of the common shares and quarterly cash dividends on common shares during 1993 and 1992 were as follows:


- ---------------------------------------------------------------------------------------------------------------------------------
                                                                     Market Price
                                                 -------------------------------------------------               Common Share
                                                        1993                           1992                     Cash Dividends
                                                 -------------------            ------------------            ------------------
                                                 High            Low            High           Low            1993          1992
- ---------------------------------------------------------------------------------------------------------------------------------
First quarter                                  $32 1/4          27 1/4         25 3/8         19 5/8           .15           .15
Second quarter                                  31 7/8          26 1/2         27 1/4         22 1/4           .15           .15
Third quarter                                   33 1/2          27 7/8         26 7/8         22 1/4           .15           .15
Fourth quarter (a)                              26 5/8          24 3/4         28 7/8         21               .15           .15
=================================================================================================================================

(a) On December 7, 1993, the company completed the spin off of its aviation services subsidiaries by distributing to common stockholders one share of Aviall, Inc. common stock valued at $16.25 for each four Ryder System, Inc. common shares owned.
    The high and low presented for the first, second, and third quarter of 1993 represent the values of the company's common stock before the spin off. The high and low for the fourth quarter of 1993 represent the values of the company's common stock after the spin off. The high and low for the fourth quarter prior to the spin off were 31 3/4 and 26 1/4, respectively.

SUPPLEMENTAL FINANCIAL DATA

ELEVEN YEAR SUMMARY

- ---------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                              1993          1992           1991          1990
- ---------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                 $4,217,030     4,019,675      3,851,334     3,950,024
Earnings from continuing operations (a):
  Before income taxes                                                   $  209,776       165,545         60,479        98,690
  After income taxes                                                    $  114,722        98,050         30,923        58,632
  Per common share                                                      $     1.43          1.17           0.28          0.64
Net earnings (loss) (b)                                                 $  (61,424)      123,926         14,017        42,680
  Per common share (b)                                                  $    (0.84)         1.51           0.05          0.43
- ---------------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                                         $     0.60          0.60           0.60          0.60
Average number of common and
  common equivalent shares (in thousands)                                   77,535        75,046         73,837        74,769
Average common equity                                                   $1,266,715     1,327,624      1,317,888     1,365,269
Return on average common equity (%) (c)                                       10.2           8.1            4.2           5.0
Book value per common share                                             $    12.81         18.26          17.50         18.06
Market price-high (d)                                                   $       26 5/8        28 7/8         21 5/8        23 3/8
Market price-low (d)                                                    $       24 3/4        19 5/8         14            12 1/4
- ---------------------------------------------------------------------------------------------------------------------------------
Total debt                                                              $1,531,446     1,668,947      1,988,509     2,402,741
Long-term debt                                                          $1,374,943     1,499,765      1,742,911     1,883,869
Debt to equity (%)                                                             155           113            143           168
Debt to tangible equity (%)                                                    202           135            176           213
- ---------------------------------------------------------------------------------------------------------------------------------
Year-end assets                                                         $4,258,388     4,678,533      4,843,991     5,263,498
Return on average assets (%) (e)                                               2.7           2.3            0.5           1.1
Average asset turnover (%) (e)                                               103.2         104.0           95.2          88.7
- ---------------------------------------------------------------------------------------------------------------------------------
Cash flow from continuing operating activities and asset sales          $  995,954     1,066,936        855,373     1,093,739
Capital expenditures, including capital leases                          $1,237,521     1,071,034        598,044       787,740
- ---------------------------------------------------------------------------------------------------------------------------------
Number of vehicles (e)                                                     168,278       160,188        155,159       160,983
Number of employees (e)                                                     37,949        37,336         35,566        35,591
=================================================================================================================================

(a) Earnings from continuing operations for 1989 include a pretax charge of $83 million ($52 million after tax or $0.67 per common share) related to several unusual items, primarily anticipated losses on accelerated vehicle dispositions, changes to prior years' workers' compensation loss reserves and staff and facility reductions. Earnings from continuing operations for 1988 include a pretax charge of $66 million ($50 million after tax or $0.63 per common share) related to provision for business restructurings and revaluation of goodwill.
(b) Net loss for 1993 includes the cumulative effect of a change in accounting resulting in an after tax charge of $25 million
    ($0.33 per common share), and an after tax charge of $169 million ($2.18 per common share) related to the discontinued
    aviation services subsidiaries. Net earnings for 1992 include an after tax gain of $6 million ($0.08 per common share), related to the final disposition of the discontinued aircraft leasing business. Net earnings for 1991 and 1990 include after tax charges of $52 million ($0.70 per common share) and $36 million ($0.48 per common share), respectively, for the discontinuance of the same business. Net earnings for 1989 and 1988 include, in addition to the items discussed in (a) above, after tax extraordinary losses of $6 million ($0.08 per common share) and $19 million ($0.23 per common share), respectively, related to the early retirement of debt. Also included in 1988 is a one-time favorable adjustment of $81 million ($1.02 per common share) for the cumulative effect of a change in accounting for income taxes. Net earnings (loss) for all years include the results of discontinued operations.
(c) Excludes the cumulative effect of a change in accounting and special charges and gains related to discontinued
    operations.
(d) On December 7, 1993, the company completed the spin off of its aviation services subsidiaries by distributing to common stockholders one share of Aviall, Inc. common stock valued at $16.25 for each four Ryder System,Inc. common shares owned.
    The high and low presented for 1993 were the values of the company's common stock after the spin off. The high and low for 1993 prior to the spin off were 33-1/2% and 26-1/4%, respectively.
(e) Excludes discontinued operations.

Average common shares and all per share information have been adjusted for 3% stock dividends in 1983-1984, the March 1985 two-for-one split and the May 1986 three-for-two split, as appropriate.

                                                                         Ryder System, Inc. and Consolidated Subsidiaries
- ----------------------------------------------------------------------------------------------------------------------------
              1989             1988             1987             1986             1985             1984             1983
- ----------------------------------------------------------------------------------------------------------------------------
         3,889,063        3,842,724        3,621,526        3,105,632        2,723,705        2,445,038        2,013,734


            54,090          167,131          237,560          232,855          188,686          191,125          160,346
            31,975          100,249          149,615          139,317          118,496          115,736           98,375
              0.31             1.18             1.82             1.80             1.64             1.62             1.39
            45,986          197,173          187,113          160,933          125,316          135,908          101,094
              0.50             2.40             2.29             2.09             1.73             1.91             1.43
- ----------------------------------------------------------------------------------------------------------------------------
              0.60             0.56             0.52             0.44             0.40             0.36             0.36


            77,275           79,641           79,621           74,898           72,410           71,226           70,529
         1,419,226        1,406,470        1,227,372          957,084          814,897          702,972          597,179
               3.1              9.1             14.8             16.3             15.4             16.8             16.9
             18.24            18.71            16.75            14.72            12.20            10.84             9.32
                31 1/8           32 1/2           43               35 1/2           24 5/8           19 5/8           19 7/8
                19 3/4           22 5/8           20               21 1/2           14 5/8           12 3/4           14 5/8
- ----------------------------------------------------------------------------------------------------------------------------
         2,674,884        2,576,568        2,614,018        2,037,824        1,553,100        1,055,471          856,849
         2,151,411        2,281,604        2,476,715        1,866,980        1,459,235        1,012,054          828,363
               180              162              185              164              160              138              132
               226              202              232              214              231              151              146
- ----------------------------------------------------------------------------------------------------------------------------
         5,690,450        5,639,674        5,450,809        4,526,087        3,643,599        2,718,591        2,243,860
               0.5              2.0              3.5              3.6              3.8              4.8              4.7
              83.0             83.5             87.2             83.4             87.2            100.6             96.7
- ----------------------------------------------------------------------------------------------------------------------------
         1,017,418        1,004,776        1,006,819          891,601          697,987          658,935          584,334
         1,032,056        1,120,751        1,157,993          758,450          768,509          865,463          536,263
- ----------------------------------------------------------------------------------------------------------------------------
           163,082          162,633          153,848          134,987          109,644          100,654           85,033
            37,628           40,625           36,811           30,865           24,624           21,688           22,770
============================================================================================================================

BOARD OF DIRECTORS

M. Anthony Burns                 David T. Kearns (1,3)              James W. McLamore (1,4)         Alva O.Way (2,3)
Chairman, President and          Chairman, New American             Chairman Emeritus,              Chairman of the Board,
Chief Executive Officer          Schools Development                Burger King Corporation         IBJ Schroder Bank
                                 Corporation and Retired                                            and Trust Company
Arthur H. Bernstein (1,3)        Chairman and Chief Executive       Donald V. Seibert (1,4)
President and Chief              Officer, Xerox Corporation         Retired Chairman of the Board   Mark H. Willes (2,3)
Executive Officer,                                                  and Chief Executive Officer,    Vice Chairman,
Bancorp Capital Group, Inc.      Lynn M. Martin (2,3)               J.C. Penney Company, Inc.       General Mills, Inc.
                                 Former U.S. Secretary of Labor;
Edward T. Foote II (2,3)         Chairperson, Deloitte & Touche's   Hicks B. Waldron (2,4)          (1) Audit Committee
President, University of Miami   Council for the Advancement        Retired Chairman and Chief      (2) Compensation Committee
                                 of Women; advisor to Deloitte      Executive Officer,              (3) Finance Committee
John A. Georges (1,4)            & Touche                           Avon Products, Inc.             (4) Committee on Directors and
Chairman and Chief                                                                                      Public Responsibility
Executive Officer,
International Paper Company
                                                       (Photo)                                     (Photo)
Vernon E. Jordan, Jr. (1,4)
Senior Partner, Akin, Gump,
Strauss, Hauer & Feld                   (Left to right) Alva O. Way, Lynn M.       (Left to right) John A. Georges, Hicks B.
                                        Martin, M. Anthony Burns, Mark H.          Waldron, Vernon E. Jordan, Jr.
Howard C. Kauffmann (2,4)               Willes
Retired President,
Exxon Corporation                                      (Photo)                                     (Photo)


                                        (Left to right) James W. McLamore,         (Left to right) Edward T. Foote II,
                                        Donald V. Seibert, Howard C. Kauffmann     David T. Kearns, Arthur H. Bernstein

CORPORATE MANAGEMENT

M. Anthony Burns                    Wendell R. Beard               R. Ray Goode                     Dennis M. Klinger
Chairman, President and             Executive Vice President-      Senior Vice President-           Vice President-Management
Chief Executive Officer             Office of the Chairman         Public Affairs                   Information Systems

James M.Herron                      C. Robert Campbell             Steven R.Goldberg                Lisa A. Rickard
Senior Executive Vice President     Executive Vice President-      Vice President and Treasurer     Vice President-Federal Affairs
and General Counsel                 Human Resources and
                                    Administration                 Joshua High                      Fred Ray Stuever
Edwin A. Huston                                                    Vice President-Corporate Tax     Vice President-Environment,
Senior Executive Vice President-    Anthony G. Tegnelia                                             Health and Safety
Finance and Chief Financial         Senior Vice President and      J. Wayne Johnson
Officer                             Controller                     Vice President-Risk Management   H. Judith Chozianin
                                                                                                    Secretary






EXECUTIVE COMMITTEE



(Photo)



(Left to Right) Randall E. West, C. Robert Campbell, Dwight D. Denny, James B. Griffin, Edwin A. Huston, R. Ray Goode, Gerald R. Riordan, Wendell R. Beard, M. Anthony Burns, James M. Herron, Larry S. Mulkey

DIVISION MANAGEMENT

VEHICLE LEASING &
SERVICES DIVISION

RYDER COMMERCIAL                     RYDER DEDICATED             AUTOMOTIVE                    INTERNATIONAL DIVISION
LEASING & SERVICES                   LOGISTICS, INC.             CARRIER DIVISION
President                            President                                                 Senior Vice President & General
Dwight D. Denny                      Larry S. Mulkey             RYDER AUTOMOTIVE              Manager
                                                                 CARRIER GROUP, INC.           Randall E. West
Senior Vice President-               Vice Presidents             President
Marketing and Sales                  William A. Baum             James B. Griffin              Vice Presidents
J. Ernie Riddle                      (Finance)                                                 Kenneth V. Eckhart
                                     Jerry W. Bowman             Executive Vice President      Scott R. Francis
Vice Presidents                      (Central Area)              Michael J. Wagner             Glenn A. Schneider
& General Managers                   Shar Javad
Joel E. Biggerstaff                  (Logistics Services)        Vice President                RYDER PLC.
(Southeast Region)                   C. Michael McCanta          Roland G. Hill                Managing Director
Christopher H. Culley                (Western Area)                                            Carl D. Simmons
(Mid West Region)                    Miles M. Raper              A.T.G. AUTOMOTIVE
Robert A. Dickinson                  (Eastern Area)              TRANSPORT GROUP, INC.         RYDER TRANSPORT SERVICES, GmbH
(Southwest Region)                                               Vice President &              Managing Director
John R. Hosmer                       RYDER PUBLIC                General Manager               William A. Gilliham
(Mid Atlantic Region)                TRANSPORTATION              David N. Flett
Stephen E. Hunt                      SERVICES
(Northeast Region)                   Senior Vice President       BLAZER TRUCK
Edward R. Justis, Jr.                & General Manager           LINES, INC.
(Mid South Region)                   John H. Dorr                Vice President
William L. O'Donnell                                             & General Manager
(Great Lakes Region)                 RYDER CONSUMER              Donn B. Whitmer
Douglas M. Slack                     TRUCK RENTAL
(West Region)                        President                   RYDER AUTOMOTIVE
                                     Gerald R. Riordan           OPERATIONS, INC.
Vice Presidents                                                  Senior Vice Presidents
George E. Arseneau                   Area Vice Presidents        Bruce R. LeMar
Thomas D. Hjertquist                 Raymond W. Casey            Steven C. Nichols
Michael W. Kuryla                    (Eastern Area)
Tracy A. Leinbach                    Wayne M. Mincey             Vice Presidents
                                     (Central Area)              Ronald R. Borges
RYDER TRUCK RENTAL                   Jack P. Summerville         Ronald L. Butterbaugh
CANADA LTD.                          (Western Area)              Vincent E. Fortuna
Vice President &                                                 John S. Gottlieb
General Manager                      Vice President              Gerald J. MacDonald
Gordon J. Box                        David S. Russell            Craig J. McGrath
                                                                 Donald A. Tomrell
                                     PURCHASING &                W. Joseph Tripp
                                     ASSET MANAGEMENT
                                     Senior Vice President
                                     Franklin W. Stephens




RYDER IN THE MARKETPLACE


VEHICLE LEASING & SERVICES DIVISION
Ryder Commercial Leasing & Services
Ryder Dedicated Logistics, Inc.
Ryder Consumer Truck Rental
Ryder Student Transportation Services, Inc.
Ryder Truck Rental Canada Ltd.
ATE Management and Service Company, Inc.
Ryder Move Management, Inc.
Managed Logistics Systems, Inc.

AUTOMOTIVE CARRIER DIVISION
Automobile Transport Inc.
Blazer Truck Lines Inc.
Commercial Carriers, Inc.
Delavan
F.J. Boutell Driveaway Co., Inc.
MCL Motor Carriers Limited
QAT, Inc.

INTERNATIONAL DIVISION
Ryder Plc. (United Kingdom)
Ryder Transport Services, GmbH (Germany)
Ryder Polska Sp.z o.o (Poland)



- --------------------------------------------------------------------------------
DIVIDEND REINVESTMENT PLAN
Stockholders may automatically reinvest their dividends and cash in additional shares of Ryder System stock by enrolling in the company's Dividend
Reinvestment Plan. Costs of the plan are paid by the company.
  Information about the Dividend Reinvestment Plan may be obtained by writing to the following address:
  First Chicago Trust Company of New York
  Ryder Dividend Reinvestment Plan
  Post Office Box 2598
  Jersey City, New Jersey 07303-2598
  (201) 324-0498

CORPORATE INFORMATION

ANNUAL MEETING
The annual meeting of stockholders of Ryder System, Inc. will be held at 11:00 a.m., Friday, May 6, 1994, at the Miami Airport Hilton and Towers, 5101 Blue Lagoon Drive, Miami, Florida. A formal notice of the meeting, together with a proxy statement and a form of proxy, was mailed to each stockholder with this annual report.

STOCKHOLDER INFORMATION AND 1993 FORM 10-K
For stockholder information or to obtain without charge a copy of Ryder System's Form 10-K Annual Report to the Securities and Exchange Commission, which will be available after March 31, 1994, please write to:
  Robert H. Tromberg
  Group Director-Investor Relations
  Ryder System, Inc.
  3600 N.W. 82nd Avenue
  Miami, Florida 33166

AUDITORS
KPMG Peat Marwick
Certified Public Accountants
One Biscayne Tower
Suite 2900
2 South Biscayne Boulevard
Miami, Florida 33131

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York
Post Office Box 2500
Jersey City, New Jersey 07303-2500
(201) 324-0498

COMMON STOCK LISTINGS
New York Stock Exchange
Midwest Stock Exchange
Pacific Stock Exchange

STOCK SYMBOL: R

EXECUTIVE OFFICES
Ryder System, Inc.
3600 N.W. 82nd Avenue
Miami, Florida 33166
(305) 593-3726