Form 10-K405, Exhibit 13
RYDER SYSTEM INC
filed 1995-03-29
CIK 85961

                                                                   EXHIBIT 13.1





                                   [PHOTO]








                                 [RYDER Logo]


                              1994 ANNUAL REPORT

Ryder System is an international company doing business in the Americas and Western Europe, whose vision is to serve its customers with the best value in logistics and transportation solutions, around the world or around the corner.





CONTENTS

Letter to Shareholders                                         3
Understanding the Need                                         7
Responding to the Need                                        13
Introduction to Financial Section                             25
Financial Review                                              26
Selected Finanical and Operational Data                       32
Report of Management and Independent Auditors' Report         33
Consolidated Financial Statements                             34
Notes to Consolidated Financial Statements                    37
Supplemental Financial Data                                   47
Glossary of Industry Terms                                    50
Board of Directors and Corporate Management                   54
Operating Management                                          55
Corporate Information                                         56
Corporate Responsibility                                      57

FINANCIAL HIGHLIGHTS                                         Ryder System, Inc.

------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                1994              1993            Change
------------------------------------------------------------------------------------------------------------
OPERATING DATA:
  Revenue                                                   $ 4,685,603        4,217,030               +11%
  Earnings from continuing operations                       $   153,529          114,722               +34%
  Net earnings (loss) (a)                                   $   153,529          (61,424)               N/A
------------------------------------------------------------------------------------------------------------
FINANCIAL DATA:
  Total assets                                              $ 5,014,473        4,258,388               +18%
  Total shareholders' equity                                $ 1,129,024          990,181               +14%
  Return on average common equity (b)                              14.5%            10.2%         +4.3 pts.
  Debt to equity                                                    169%             155%          +14 pts.
  Debt to tangible equity                                           227%             202%          +25 pts.
  Total capital spending                                    $ 1,914,736        1,237,521               +55%
------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA:
  Earnings from continuing operations                       $      1.95             1.43               +36%
  Net earnings (loss) (a)                                   $      1.95            (0.84)              N/A
  Book value                                                $     14.33            12.81               +12%
  Cash dividends                                            $      0.60             0.60                 -
  Market price (high-low) (c)                               $ 28-19 7/8    26 5/8-24 3/4
------------------------------------------------------------------------------------------------------------
OTHER DATA:
  Common shareholders of record                                  19,605           19,025                +3%
  Common shares outstanding                                  78,760,742       77,294,484                +2%
  Number of vehicles                                            188,831          168,278               +12%
  Number of employees                                            43,095           37,949               +14%
============================================================================================================

(a) Net loss for 1993 includes an after tax charge of $25 million for the cumulative effect of a change in accounting and an after tax charge of $169 million related to the discontinued aviation services subsidiaries. See "Notes to Consolidated Financial Statements" for additional discussion.
(b) Excludes the cumulative effect of a change in accounting and special charges related to discontinued operations.
(c) On December 7, 1993, the company completed the spin off of its aviation services subsidiaries by distributing to common stockholders one share of Aviall, Inc. common stock valued at $16.25 for each four Ryder System, Inc. common shares owned. The high and low presented for 1993 were the values of the company's common stock after the spin off. The high and low for 1993 prior to the spin off were 33 1/2 and 26 1/4, respectively.

LINES OF BUSINESS
----------------------------------------------------------------------------------------------------------
(In thousands)                           1994           1993            1992          1991          1990
----------------------------------------------------------------------------------------------------------
REVENUE:
  Vehicle Leasing & Services         $4,057,735      3,596,803       3,384,952     3,229,437     3,285,742
  Automotive Carriers                   645,402        634,634         651,216       645,051       688,971
  Other                                       -              -               -             -         3,267
  Intersegment                          (17,534)       (14,407)        (16,493)      (23,154)      (27,956)
----------------------------------------------------------------------------------------------------------
    Total                            $4,685,603      4,217,030       4,019,675     3,851,334     3,950,024
==========================================================================================================
EARNINGS FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES:
  Vehicle Leasing & Services         $  234,258        204,370         135,291        52,511        79,711
  Automotive Carriers                    50,078         31,955          48,220        24,318        22,604
  Other                                 (23,817)       (26,549)        (17,966)      (16,350)       (3,625)
----------------------------------------------------------------------------------------------------------
    Total                            $  260,519        209,776         165,545        60,479        98,690
==========================================================================================================

                                             (Copyright 1995) Ryder System, Inc.

                            PERFORMANCE HIGHLIGHTS



                                                  Earnings per share from
Revenue (in millions)                              continuing operations

     [FIGURE 1]                                        [FIGURE 3]

    1990 - $3,950                                     1990 - $0.64
    1991 - $3,851                                     1991 - $0.28
    1992 - $4,020                                     1992 - $1.17
    1993 - $4,217                                     1993 - $1.43
    1994 - $4,686                                     1994 - $1.95

Expansion of contractual                       Earnings increased while
business contributed to                        also making major
the company's 11% revenue                      investments in logistics,
growth during 1994.                            marketing and sales,
                                               and reengineering.





  Return on Average                                Full Service Lease
    Common Equity                              Customer Satisfaction Index

     [FIGURE 2]                                        [FIGURE 4]

    1990 -  5.0%                                      1990 - 81.0
    1991 -  4.2%                                      1991 - 80.4
    1992 -  8.1%                                      1992 - 82.6
    1993 - 10.2%                                      1993 - 83.7
    1994 - 14.5%                                      1994 - 84.5

Return on average common                       Customer satisfaction with
equity approaches the com-                     the company's full service
pany's 17% goal.                               truck leasing product con-
                                               tinues to climb.

                            LETTER TO SHAREHOLDERS


                                   [PHOTO]

                               M. ANTHONY BURNS

In terms of both revenue and earnings from continuing operations, 1994 was Ryder's strongest year ever. All of our business units contributed to the record-setting performance, and we are particularly pleased with the growth in our long-term, contractual businesses, which helps reduce our sensitivity to the inevitable peaks and valleys of the economy.

STRONG FINANCIAL PERFORMANCE IN 1994
Revenue from continuing operations in 1994 was $4.7 billion, 11% greater than revenue of $4.2 billion in 1993 and the highest percentage increase in revenue since 1987. Earnings from continuing operations rose to $154 million, or $1.95 per share, an increase in earnings per share of 36%, compared with $115 million, or $1.43 per share, in 1993. It is important to note that we achieved this performance while continuing to make major investments in logistics, marketing and sales, and reengineering.
         In dedicated logistics, we enjoyed revenue growth in excess of 20%. The strong momentum of Ryder Dedicated Logistics was demonstrated by fourth quarter revenue growth of 33%, making the unit - for the first time - the company's second largest revenue generator. A 7% rise in revenue, with 9% growth in the fourth quarter, was recorded in full service truck leasing, still our largest business unit, with much of the increase coming from new customers. This bodes well for the future, because the bulk of this unit's growth has come historically from expanding business with existing customers.
         Net new sales of long-term, contractual business were excellent; in fact, sales of new full service truck leasing and dedicated logistics contracts exceeded previous highs. Ryder Plc, our United Kingdom subsidiary, experienced a 45% revenue increase in the fourth quarter of 1994, benefiting from continued growth in existing contractual business and several strategic acquisitions made during the year.
         Our return on equity in 1994 was 14.5%, moving us ever closer to our goal of a 17% return on equity in the next several years. Asset turnover was nearly 100%, and our capital spending reached $1.9 billion, the majority of which was invested in our long-term, contractual product lines. Our balance sheet is strong and our cash flow is solid.

A REFINED VISION
We refined our vision to reflect the exciting developments that are taking place within Ryder, our industry, and the markets we serve. We have also modified our organization to promote teamwork and ensure that our structure is aligned with our vision. Our vision is: Ryder will serve its customers with the best value in logistics and transportation solutions around the world or around the corner.
         Today, as never before, our customers expect excellent value from the solutions we offer, and we intend to deliver just that. Importantly, while increasing customer value is the key to success in today's - and tomorrow's - marketplace, it is also central to building shareholder value. Our vision is reinforced by ever-increasing demands in the marketplace:
- Reengineering efforts often lead companies to the conclusion that they should be focusing their efforts on their core competencies while outsourcing their non-core functions.
- The speed with which companies deliver their products has taken on new significance as reduced cycle times yield competitive advantage.
- Controlling costs, particularly in the area of inventory investment, is critical.
- The battle for market share is being fought globally. This creates huge logistics challenges for companies as they develop efficient strategies to distribute their products throughout their markets.
-        More companies now see the need for formal logistics strategies.
         To fulfill our vision and capitalize on the significant opportunities arising from the marketplace needs, we are leveraging our core competencies of logistics management and asset management by focusing on three areas of emphasis. First, we will stress the value of the solutions we provide. Second, we will seek to increase the volume of business being done within each of our business units. Finally, we will continue to lower our cost structure.

                                    [PHOTO]

                             We are using the power
                           of information technology
                             to add value, allowing
                            our customers to replace
                          inventory with information.


ADDING VALUE
Our value-added services help drive down our customers' costs, while allowing our customers to better serve their own customers. We continue to introduce new, high quality products and services to the market; in 1994, we expanded our services in transportation management (carrier selection) and inventory deployment to help fill out our integrated logistics capabilities. Acquisition and alliance activities are a key part of our strategy in order to compress the time required to introduce these services.
         We are also taking our value-added services into new industries. Just-in-time delivery, for example, a service we have been providing primarily to the automotive industry, is one that we are now expanding to serve such other industries as electronics and appliances.
         In addition, we are using the power of information technology to add value. Flow-through distribution services, enabled by technology, are allowing our customers to replace inventory with information. Introducing technology into our shop management services helps our customers better manage their transportation activities through improved management reporting. Technology is also a key enabler for our expanded services in the area of carrier management.
         We have added to our sales force and also improved our training and support efforts. We believe our sales force is the best prepared in the industry when it comes to helping our customers solve complex logistics and transportation issues, and we are continuing to build our expertise in the area of logistics system design. Our market coverage strategy is built around teams consisting of sales, operations and logistics managers.

                                    [PHOTO]

                                We have added to
                            our sales force and also
                             improved our training
                            and support efforts. We
                            believe our sales force
                            is the best prepared in
                                 the industry.


                                    [PHOTO]

                                Increased growth
                               will come through
                               the development of
                              new markets as well
                                as expanding our
                                 penetration in
                               existing markets.


These teams are organized, and performance-compensated, around the customer in order to speed decision making and pursue continuous customer improvement. We have implemented new pricing strategies and tools in order to better find and price value throughout the marketplace.

INCREASING VOLUME
We need to increase our volume in order to grow. Our robust volume growth in 1994 confirms the value we are providing to our customers. Ryder's full service truck leasing and dedicated logistics businesses added approximately 2,500 new customers in 1994, and expanding our business with existing customers also generated a significant portion of our revenue growth. Our fleet grew 12% during the year to a total of almost 190,000 vehicles.
         Increased growth will come through the development of new markets as well as expanding our penetration in existing markets. Telecommunications is a good example of a new market where significant progress has been made, and we are continuing to improve our penetration of the automotive, bakery, and beverage industries. We study the needs of the industries we target, develop new information systems and equipment to meet those needs, and hire industry specialists who understand the "ins and outs" of the business and can speak to customers in their own language.
         Our logistics and full service truck leasing businesses are also growing outside the U.S. In the United Kingdom, we made several acquisitions in 1994 which will provide a solid base from which we can hasten the growth of our distribution business, and we have strengthened our operations in Germany and opened new operations in Mexico. We will serve our existing customers as they expand in these markets, and, of course, seek to provide our services to companies that are already there. As we expand in Western Europe and the Americas, we will use the experience and expertise gained in Germany and Mexico to help us.

ENHANCING SERVICES WHILE LOWERING COSTS
The key to increasing customer value and lowering our cost structure lies in reengineering, where we are using technology and process changes to drive efficiencies. Information technology will help us take costs out. Building and changing processes provides the discipline to make sure unnecessary costs don't creep back in.
         Since we began our reengineering efforts, we have invested approximately $85 million in three crucial areas:
- Marketing and sales, providing innovation in account management, knowledge-based marketing, and improved purchasing and asset management processes;
- Vehicle maintenance, automating the shop environment and equipping our service technicians with state-of-the-art electronic diagnostic tools; and

                                    [PHOTO]

                             We are automating our
                             maintenance shops and
                             equipping our service
                           technicians with state-of-
                           the-art electronic tools.


- Administration and finance, including a redesign of our invoice and billing processes to make them more customer friendly.
         We are sensitive to the impact that reengineering will have on the way we do business, and we are investing in change management processes to enhance the success of program implementation.
         The success of our ongoing reengineering initiatives was recognized in early 1995 when the consulting firm Arthur D. Little announced that Ryder was included in Little's 1995 "Best of the Best" list. Little's annual Best of the Best program recognizes 20 companies that have developed and implemented outstanding standards in six critical business processes: customer management, process management, manufacturing management, product and technology management, supply chain management and environmental management.
         Our standing as the leader in third-party logistics was similarly recognized during 1994, in a survey conducted by Northeastern University and Mercer Management Consulting among CEOs of companies that identify themselves as offering logistics services. According to that survey, Ryder is seen at the top of the list of "today's winners" and further out in front "three years from now."

BOARD OF DIRECTORS
Before closing this letter, I want to take a moment to acknowledge the return of Paul J. Rizzo, retired vice chairman of International Business Machines Corporation, to our board of directors, effective January 1, 1995. It is a pleasure to have Mr. Rizzo back with us.

A LOOK AHEAD
I have seen this company and the markets we serve change in ways that would have been impossible to predict just a few years ago. Today, we are transforming Ryder into a world class, integrated logistics company capable of delivering a broad base of customized, yet flexible products and services that can manage all, or part, of a customer's supply chain. We are on track to achieve our vision as we continue to drive toward a culture that is market-driven and fosters teamwork, collaboration and learning.
         I thank our employees for their limitless talent and devotion, our customers for giving us the opportunity to serve them, and our shareholders for your continued support.



M. Anthony Burns
Chairman, President and Chief Executive Officer
February 17, 1995

                                    [PHOTO]





UNDERSTANDING THE NEED

THE ROLE OF LOGISTICS AND TRANSPORTATION
IN TODAY'S GLOBAL ECONOMY
Call it distribution or logistics or supply-chain management. By whatever name, it is the sinuous, gritty, and cumbersome process by which companies move materials, parts, and products to customers.... Hard-pressed to knock out competitors on quality or price, companies are trying to gain an edge through their ability to deliver the right stuff in the right amount at the right time. FORTUNE, November 28, 1994

EFFICIENCIES IN LOGISTICS AND TRANSPORTATION HAVE BECOME JUST AS IMPORTANT TO STRATEGIC PLANNING AS IMPROVEMENTS IN MANUFACTURING AND MARKETING.
Logistics and transportation services form the cornerstone of a steady shift in the way business is conducted in the global marketplace of the 1990s. Once regarded simply as overhead, these disciplines are now recognized as strategic and are used by sophisticated companies as a competitive weapon to improve customer service, control costs, reduce cycle time and increase margins. Producing and marketing world class products used to be enough to guarantee success. That is no longer true. Successful companies have found that speed - delivering the right products in the right quantity to the right place at the right time - at the right cost - is the key differentiator today.
         Nearly 80% of more than 1,300 corporate executives surveyed by Ryder agree. They said that product delivery is just as important as a product's quality. In addition, their customers have come to expect high quality at a reasonable price. Therefore, finding efficiencies in logistics and transportation has become just as important to their strategic planning as improvements in manufacturing and marketing.
         This trend has catapulted interest in logistics and transportation from the loading dock to the corporate boardroom. A recent survey by KPMG Peat Marwick LLP found that the logistics function now reports to the president or chief executive officer in 29% of the 309 companies surveyed. The top two concerns of executives in the KPMG study were cost control and inventory

JUST IN TIME
300 TIMES             [PHOTO]                 [PHOTO]                 [PHOTO]                   [PHOTO]
A DAY,           Thursday, 9 a.m.:  A     Workers load           The drivers check       Spring Hill,Tennesee,
365 DAYS         Ryder truck arrives      speedometers and       the on-board com-       Friday, 3 a.m.:  The
A YEAR           at a Saturn supplier     odometers packed in    puter, which tells      truck parks its trailer
                 in Winchester,           reusable bins.         them where they         at a computer-
                 Virginia.                                       should go, how to       assigned spot.
                                                                 get there, and how
                                                                 long it should take.

management. To achieve gains in both, more and more companies are focusing on transportation and logistics.
ON A BROAD SCALE AMERICAN COMPANIES ARE TAPPING INTO A TREMENDOUS RESOURCE - CASH PREVIOUSLY TIED UP IN EXCESS INVENTORY - BY MORE EFFCIENTLY MANAGING THE IN-BOUND FLOW OF MATERIAL.

THE BACKBONE OF COMMERCE
As the amount spent on global freight and passenger transportation continues to rise, productivity is being boosted also as both companies and their transportation partners become more sophisticated. The Eno Transportation Foundation, Inc., which tracks vital U.S. freight and passenger statistics, estimates that freight costs increased to over $390 billion in 1993 (truck freight expenditures represent almost 80 of this figure). Yet distribution costs as a percentage of gross domestic product declined by 33% from 1981 to 1992, according to Cass Information Systems.
         "Taken together," writes Keith G. Biondo, publisher of Inbound Logistics magazine, "these two facts show that on a broad scale American companies are tapping into a tremendous resource - cash previously tied up in excess inventory - by more efficiently managing the in-bound flow of material. Companies are using top carriers and premium services to do this for them, or to help them do it themselves."
         Dr. Douglas M. Lambert, the Prime F. Osborn III Professor of Transportation and Logistics at the University of North Florida, describes the importance of supply chain management this way: "For many manufacturers, wholesalers and retailers, investments in inventory represent the largest single component

     [PHOTO]                  [PHOTO]                [PHOTO]                    [PHOTO]                [PHOTO]
A driver downloads        The Ryder            12:53 p.m.:  The trailer     ...for Saturn           and unwrap pre-
the key-shaped floppy     mainframe            arrives at one of            workers to unload       inspected parts to
disk from his on-board    generates perfor-    Saturn's 56 receiving        the bins...             ready them for the
computer into             mance reports        docks, just in time...                               production line.
Ryder's mainframe.        for Saturn.

Text, photos and captions excerpted from "Delivering the Goods" by Ronald Henkoff, FORTUNE (November 28, 1994) (c) 1994 Time Inc. Reprinted by permission.

of a company's corporate assets. Utilizing efficient supply chain management concepts and integrated information systems can result in increased customer service, less inventory on hand, decreased transportation and warehousing costs and improvements in cash flow and return on assets."
         These factors take on even greater significance as companies reach out to large new markets around the world, aided by trade pacts such as the General Agreement on Tariffs and Trade (GATT) and the North American Free Trade Agreement (NAFTA). Three-quarters of the world's highway transportation market lies outside the U.S., with Europe and Latin America representing 23% and 14% of the world's market, respectively.
CORPORATIONS AND PUBLIC SECTOR ORGANIZATIONS ARE EVALUATING THEIR LOGISTICS AND TRANSPORTATION PROCESSES IN ORDER TO FIND MORE EFFICIENT AND LESS EXPENSIVE
WAYS TO MANAGE INVENTORY AND MOVE FREIGHT OR PEOPLE.
         Research by Bernard J. La Londe, Mason Professor of Transportation and Logistics at The Ohio State University, in conjunction with Cass Information Systems, identified the "global perspective" as one of five reasons why transportation and logistics have become such important topics among U.S. corporate executives:

Global marketing perspective - executives are thinking about global market suppliers and competitors as well as local ones.

Reduced order cycle times - the average transit time from factory to shelf in the U.S. is expected to decrease from 60 hours to 38 hours by the year 2000.

Shift from transactional to contractual/relationship linkages among companies - the percentage of freight moving under contract in 1990 was 45%; that number is expected to grow to 75% by the year 2000.

Replacing inventory with information in the logistics process - taking excess inventory out of the pipeline is key to speeding the process and saving money.

Improved asset productivity - maximizing utilization of assets will increasingly be seen as the primary way to bring value to customers. This means more miles per truck, fewer vehicles on hand, filling vehicles to capacity, and maintaining vehicles when they are not used, anywhere, any place or any time of the day or night.

TREND TOWARD OUTSOURCING
The pressures of global competition are causing many companies to concentrate their resources on their core businesses. As a result, corporations and public sector organizations are evaluating their logistics and transportation processes in order to find more efficient and less expensive ways to manage inventory and move freight or people, whether it is around the corner or around the world. Increasingly, they are turning to third-party providers like Ryder which use sophisticated systems to meet those challenges. The best third-party providers have the ability to keep pace with current technology by leveraging their assets and expertise for the benefit of all their customers. They achieve economies of scale that enable them to control costs and, in the end, provide competitive advantages for their customers.
         While third-party suppliers did $6 billion in full service truck leasing business and, according to Cass Information Systems, $16 billion in logistics business in the U.S. in 1993, it is widely believed that both of these businesses are underpenetrated. Professor Donald J. Bowersox of Michigan State University's Eli Broad Graduate School of Management writes that "the growth potential of leasing and contract logistics is limited only by the combined imagination of service providers and their customers."
         Research supports this. A study of fortune 500 manufacturing companies by Professor Robert C. Lieb of Northeastern University's College of Business Administration found that as the acceptance of transportation and logistics-related outsourcing continues to grow, so too does the level. Third-party logistics contracts which involve the out sourcing of all primary functions across a company's logistic channel are occurring with greater frequency. Therefore, there is a growing need for single-source providers capable of supplying cost-effective, integrated solutions.
         The decision to outsource logistics and transportation products and services by world class companies like those surveyed by Professor Lieb typically begins with an internal assessment of whether the company can manage and/or execute an integrated logistics strategy on its own in a cost-effective manner. Some can, and do it well. If the company decides to seek

LOGISTICS HELPS XEROX
KEEP ITS CUSTOMERS SATISFIED

Excellence in business today means continually improving customer satisfaction, while at the same time controlling costs. Xerox understands this formula for success, as well as the role that logistics plays in bringing it to life.
         Xerox has been working with Ryder Dedicated Logistics for many years. Ryder is the largest third-party provider operating out-bound logistics systems for Xerox in which the traditional role of drivers has been significantly expanded. Ryder drivers are, in fact, highly trained customer service representatives that not only deliver office equipment to Xerox customers, but they also install the equipment and familiarize the office staff on its operation. Drivers are an integral component of the overall logistics process Ryder Dedicated Logistics manages for Xerox that includes: management of flow-through logistics centers, final equipment assembly, delivery, installation, equipment familiarization and the recovery and shipment of equipment being replaced.

                                    [PHOTO]

The resulting benefit of this integrated process is that Xerox is able to cost-effectively compress the time it takes to fulfill a customer's order, enhancing customer satisfaction. The speed at which a company can deliver a product to the customer can mean the difference between winning and losing in today's competitive, time-based marketplace.

the assistance of a third-party provider for some or all of the services it needs, there is a broad range of logistics and transportation products and services offered in the marketplace.
COMPLEX SERVICES LIKE INTEGRATED LOGISTICS REQUIRE HIGHLY TRAINED PERSONNEL AND SOPHISTICATED LOGISTICS INFORMATION SYSTEMS, AND INVOLVE LONG-TERM PARTNERSHIPS BETWEEN PROVIDERS AND SHIPPERS.
         These products and services have varying degrees of complexity and customization associated with each. They include services such as common and for-hire transport via highway, air, rail or water; warehousing; freight payment; dedicated contract carriage; traffic management; import/export management; and integrated logistics management of the entire supply chain. Complex services like integrated logistics require highly trained personnel and sophisticated logistics information systems, and involve long-term partnerships between providers and shippers.
         Cass Information Systems Executive Vice President Bob Delaney cites three additional reasons why companies outsource their logistics and transportation needs in his "Fifth Annual State of Logistics Report." They include:

Financial leverage - outsourcing permits a company to get out of the transportation business, reducing equipment, facilities and personnel, as well as freeing up cash and improving return on investment.

Freeing up management - companies can focus on their core business activities like manufacturing, marketing, or research and development. No more worrying about complex government regulations or inventory buffers.

Risk reduction - the right provider has better resources to keep a company's distribution network running in spite of unexpected disaster, wherever it strikes. Earthquakes, fire, floods, snow and strikes all wreak havoc on smaller, less flexible internal organizations.

         These developments in transportation and logistics are not only changing the way products are sold, they are radically changing the way products are designed, manufactured and delivered. The impact of this is increasingly being felt in a wide range of businesses, such as the automotive, appliance and grocery industries, and in public sector organizations for their passenger transportation and fleet maintenance functions.
         Today's advanced logistics and transportation products and services are making global markets more accessible to more businesses. Most logistical accomplishments occur outside the glare of public attention; most consumers are unaware of the savings they have reaped in the past decade as a result of advances in logistics and transportation technologies. Clearly, a major opportunity exists for leaders in these disciplines to redefine their businesses and build even greater growth in the coming years. Ryder is one of the few companies that has the resources and track record to meet this challenge.

                                   [FIGURE 5]
Revenue of $4.7 billion
Dedicated Logistics - 15%
Full Service Leasing - 35%
Commercial and Consumer Rental - 23%
Automotive Carriers - 14%
Public Transportation Services and Other - 13%

RESPONDING TO THE NEED

HOW RYDER USES LOGISTICS AND TRANSPORTATION
SOLUTIONS TO HELP ITS CUSTOMERS BECOME MORE COMPETITIVE
Today's increasingly global economy presents a clear and growing need for sophisticated, information-based logistics and transportation solutions and the resulting benefits of improved customer service, reduced inventory, lower overall costs, and greater speed to market. No company better understands the need and how to deliver the benefits - indeed, no one is better positioned to lead the growth in partnered logistics and transportation services - than Ryder.
         Ryder is a market-driven company focused on two core competencies - asset management and logistics management - that enable the company to provide customized, cost-effective logistics and transportation solutions to customers.
         The company leverages its core competencies across all of its business units. Through close coordination, Ryder is able to deliver to its customers a comprehensive range of products and services, ranging from a single truck rental to a complex integrated logistics system, seamlessly and efficiently.

LOGISTICS
Ryder Dedicated Logistics is the company's fastest growing business unit, providing logistics reengineering, logistics operations and logistics management solutions for hundreds of customers in a multitude of industries, including such familiar names as Saturn, Xerox, Northern Telecom, The Wall Street Journal, and Delphi Energy and Engine Management Systems (formerly AC Delco Systems).
         Dedicated logistics enjoyed significant revenue growth during 1994 making the unit - for the first time - the company's second largest revenue generator. Revenue growth accelerated over the second half of 1994, as strategic investments in reengineering and marketing to expand the company's logistics capabilities began to take effect.
         This business unit is steadily building competencies to position itself as the first and best single-source integrated logistics provider, managing its customers' entire supply chain, from raw materials to finished product distribution. The business unit was selected in 1994 to provide logistics services by such world class companies as Mercedes-Benz, BellSouth and Whirlpool.

THIS BUSINESS UNIT IS STEADILY BUILDING COMPETENCIES TO POSITION ITSELF AS THE FIRST AND BEST SINGLE-SOURCE INTEGRATED LOGISTICS PROVIDER, MANAGING ITS CUSTOMERS' ENTIRE SUPPLY CHAIN, FROM RAW MATERIALS TO FINISHED PRODUCT DISTRIBUTION.


                        DEDICATED LOGISTICS REVENUE
                        (in millions)

                        [FIGURE 6]

                        1990  $337
                        1991  $416
                        1992  $498
                        1993  $569
                        1994  $692


         The integrated logistics system that Ryder has been selected to operate for Whirlpool is one of the most comprehensive, non-automotive systems in the U.S. Ryder is responsible for transporting material and components from suppliers nationwide to eleven Whirlpool manufacturing facilities. In-bound loads are "mixed and matched" according to the changing needs of Whirlpool's flexible manufacturing plants, which can quickly convert from producing one appliance model to another.
         Whirlpool is just one of an increasing number of Ryder customers demanding a more complete range of information-based logistics service offerings. The acquisition of LogiCorp in 1994 gave Ryder the sophisticated information technology needed to deliver cost-efficient carrier management to its customers for all freight modes - domestically or internationally - whether it be by air, rail, sea, highway or an intermodal combination. Through alliances, Ryder has also expanded its service offerings in the area of inventory management.
         In a study conducted in 1994 by Mercer Management Consulting and Northeastern University, chief executive officers of 22 logistics firms - many direct competitors of Ryder - were asked to rank the country's leading third-party logistics providers. Ryder finished in first place. The study went on to ask which provider would be the leader in three years. Ryder was again ranked first, by an even wider margin.

"Ryder offered us a creative plan that places responsibility for our sophisticated and complex logistics operations under one roof. We expect the new system to reduce costs, improve quality, and reduce our overall order processing and manufacturing cycle time."

Dan E. Prickett,
Director of Inbound
Logistics, Whirlpool
North American
Appliance Group






                                    [PHOTO]

                                    [PHOTO]






"Ryder plays an important role in delivering the commitment Pepperidge Farm has made to its customers and consumers in providing the freshest product possible to the market."

Stephen D. Gould,
Vice President
of Distribution,
Pepperidge Farm, Inc.

PUBLIC TRANSPORTATION
Ryder's logistics expertise extends to its Public Transportation Services unit, which includes student transportation, public transit and public fleet maintenance. Performance of this unit was up solidly in 1994. Ryder is one of the largest providers of student transportation services in the U.S., transporting more than 440,000 students in 20 states to and from school each day. Through ATE Management and Service Company, Ryder operates or manages 89 public transit systems, ranging from computer-routed dial-a-ride vans for seniors and persons with disabilities, to fixed-route and commuter express bus services. Ryder/MLS is the nation's leading provider of municipal fleet management and maintenance services. MLS maintains thousands of vehicles for local governments and utilities, including police, fire, construction and other public works vehicles.


                                PUBLIC TRANSPORTATION
                                SERVICES REVENUE
                                (in millions)

                                [FIGURE 7]

                                1990  -  $256
                                1991  -  $272
                                1992  -  $324
                                1993  -  $345
                                1994  -  $365


FULL SERVICE TRUCK LEASING
Full service truck leasing continues to be Ryder's largest business and the foundation upon which Ryder's other units rest. The full

                               FULL SERVICE LEASE AND
                               PROGRAMMED MAINTENANCE
                               REVENUE (in millions)

                               [FIGURE 8]

                               1990  -  $1,684
                               1991  -  $1,725
                               1992  -  $1,718
                               1993  -  $1,750
                               1994  -  $1,866

INVESTMENTS IN TECHNOLOGY, SALES AND MARKETING, AND REENGINEERING HAVE GREATLY ENHANCED RYDER'S FULL SERVICE TRUCK LEASING PRODUCTS AND SERVICES, AND HAVE HELPED THE COMPANY TO SUSTAIN ITS LEADERSHIP AND GROWTH POTENTIAL IN THE MARKETPLACE.

service leasing unit provides nearly all the vehicles used by Ryder to serve logistics customers, as well as maintenance for Ryder's truck rental fleets and its Public Transportation Services vehicles.
         Ryder offers its customers a flexible and immediate range of full service truck leasing products and services. With more than 13,000 customers, including such well-known companies as Pepsi-Cola, Home Depot, and International Paper, Ryder is the largest full service truck leasing company in the world.
         Full service truck leasing reported a 7% increase in revenue in 1994, with much of the increase coming from new customers. Investments in technology, sales and marketing, and reengineering have greatly enhanced Ryder's full service truck leasing products and services, and have helped the company to sustain its leadership and growth potential in the marketplace.
         At the heart of Ryder's full service truck leasing success is its expertise in asset management. Ryder professionals purchase, manage, maintain and dispose of trucks better than anyone in the business.
         Included in Ryder's total fleet of almost 190,000 vehicles (one of the world's largest) are nearly 90,000 full service lease vehicles. The company's network of more than 1,000 maintenance facilities allows customers to get responsive vehicle service no matter where they are or when they need it. Ryder's facilities are being equipped with Ryder Fast Track Maintenance technology used to maximize vehicle "uptime" by more quickly and accurately scheduling work, capturing valuable vehicle performance data, and diagnosing and repairing vehicle problems.
         One customer that relies heavily upon Ryder's maintenance expertise is Pepperidge Farm, which has been working with Ryder since 1974 and currently has more than 80 tractors, nearly 120 trailers and 10 straight trucks under full service lease. Consumers have come to expect the freshest products from Pepperidge Farm, making the dependability and productivity of its vehicles a particularly important concern.


                                COMMERCIAL AND CONSUMER
                                RENTAL REVENUE
                                (in millions)

                                [FIGURE 9]

                                1990 - $892
                                1991 - $778
                                1992 - $836
                                1993 - $936
                                1994 - $1,140


TRUCK RENTAL
Ryder's two truck rental fleets - one serving commercial customers, the other primarily consumers - recorded higher revenue

RYDER HAS SUCCESSFULLY DIFFERENTIATED ITSELF IN THE RENTAL MARKETPLACE THROUGH SUCH PROGRAMS AS THE COMMERCIAL TRUCK RENTAL GUARANTEE, WHICH PROMISES THAT VEHICLE CHECK-IN OR CHECK-OUT WILL NOT TAKE MORE THAN 20 MINUTES, AND THE VEHICLE WILL BE PROPERLY MAINTAINED, CLEAN AND ROAD-READY.

in 1994, thanks to a strong economy and successful marketing programs that boosted vehicle utilization.
         Ryder is the world's largest commercial truck rental company and, with its fleet of more than 41,000 commercial rental vehicles, helps businesses meet their short-term transportation needs efficiently and cost-effectively. Ryder has successfully differentiated itself in the rental marketplace through such programs as the Commercial Truck Rental Guarantee. The company's promise is that vehicle check-in or check-out will not take more than 20 minutes, and the vehicle will be properly maintained, clean and road-ready. Such distinctive service is crucial, because truck rental is often a customer's first experience with Ryder. Therefore, that first impression can play a key role in the customer's decision to convert later to a full service truck lease.
         The commercial rental fleet is also used to supply replacement and initial start-up vehicles to Ryder's full service lease and logistics customers, and to supplement these customers' full-time fleets during peak demand periods.
         Ryder's more than 34,000 yellow consumer rental trucks are a familiar sight on the nation's highways and come equipped with the features that do-it-yourself movers want, such as air conditioning, automatic transmissions and AM/FM radios.

                                    [PHOTO]






"We used a 24-foot Ryder truck and car carrier to move our belongings from Chicago to Atlanta. Ryder was the most convenient company for us to rent from because they had dealerships in our neighborhoods in both Chicago and Atlanta."

Curtis and Julia Phillip,
Lithonia, Georgia

                                    [PHOTO]






"Ryder's automotive carriers have been transporting Chrysler vehicles to dealers for nearly 60 years. As our customers' needs have changed, our products have changed, and Ryder has changed with us. When it comes to transportation, it's fair to say that Ryder delivers."

Edward J. Krajca,
Director Logistics
Procurement and Supply,
Chrysler Corporation

         The company prides itself on being the most convenient company for the do-it-yourself mover. Its over 4,800 dealers are located throughout North America. In addition to renting trucks, they offer a variety of moving supplies such as boxes, sealing tape and packing material. Ryder also provides its customers with instructional brochures, offers discounts to AAA members and maintains a 24-hour toll-free service hotline. RyderFIRST(R), the first nationwide automated reservation system for dealers in the consumer truck rental industry, is designed to ensure that the right truck is available to the consumer at the right time and at the right price, and also enables Ryder to more efficiently manage its fleet and maximize utilization.
         Ryder Move Management arranges cost-effective moves - both truck rental and van line - for clients such as Procter & Gamble and Bank of America.


                                AUTOMOTIVE CARRIERS
                                REVENUE
                                (in millions)

                                [FIGURE 10]

                                1990 - $689
                                1991 - $645
                                1992 - $651
                                1993 - $635
                                1994 - $645


AUTOMOTIVE CARRIERS
Ryder's Automotive Carrier Division had an excellent year in 1994. Earnings were higher as a result of continued strength in

IN ORDER TO ENSURE THE MOST EFFICIENT, DAMAGE-FREE DELIVERY FOR ITS CUSTOMERS, RYDER PROVIDES ITS DRIVERS WITH EXTENSIVE TRAINING ON HOW TO SAFELY DRIVE THEIR VEHICLES AND LOAD AND UNLOAD THEIR CARGO.

the new vehicle market and the ongoing positive effects of an organizational streamlining that took place at the end of 1993.
         Ryder transports more than half of all the General Motors vehicles - and almost half of the Chrysler, Toyota and Honda vehicles - sold annually in the U.S. and transported nearly 6.3 million vehicles in 1994 from assembly plants, railheads and ports. Cars and trucks carried include popular models such as the complete Saturn line, the Cadillac Seville STS and El Dorado Touring Coupe, the full line of Chevrolet pickup trucks, the Nissan Altima, the Dodge Intrepid and Chrysler's Jeep(R) Grand Cherokee.
         In addition to vehicle transport, Ryder also offers a number of finished vehicle services, such as final detailing for automotive dealerships, on- and off-loading vehicles from rail cars, and yard management.
         In order to ensure the most efficient, damage-free delivery for its customers, Ryder provides its drivers with extensive training on how to safely drive their vehicles and load and unload their cargo. Ryder has an excellent safety record as is reflected by its workers' compensation costs, which have dropped over the past several years.
         The company is also committed to constantly upgrading its carrier equipment and information technology. By reducing the weight of new transports, Ryder has been able to boost carrying capacity and fuel efficiency. The company has also developed a number of "driver-friendly" features such as hydraulic ramps and skids and easy-to-release friction tie-downs.
         The Automotive Carrier Division is also working with Ryder Dedicated Logistics to design seamless in-bound and out-bound automotive logistics solutions for a number of auto manufacturers, including Mercedes-Benz and General Motors.


                              FOREIGN PORTION OF
                              REVENUE
                              (in millions)

                              [FIGURE 11]

                              1990 - $302
                              1991 - $327
                              1992 - $336
                              1993 - $311
                              1994 - $348

INTERNATIONAL
Ryder is already a leader in the U.S. transportation and logistics industries, but roughly three-fourths of the world's freight moves outside of the U.S. The international transportation and logistics

THE INTERNATIONAL TRANSPORTATION AND LOGISTICS MARKETPLACE REPRESENTS AN OPPORTUNITY FOR RYDER TO EXPAND ITS FULL SERVICE TRUCK LEASING AND LOGISTICS BUSINESSES. EUROPE AND LATIN AMERICA HOLD THE BEST OPPORTUNITIES, AND THE COMPANY IS FOCUSING ITS EFFORTS IN THESE REGIONS.

marketplace, therefore, represents an opportunity for Ryder to expand its full service truck leasing and logistics businesses.
         Europe and Latin America hold the best opportunities for Ryder internationally, and the company is focusing its efforts in these regions. Ryder's strategy is to serve its existing customers as they expand in these markets and to provide services to companies which are already there.
         Ryder has operations in several countries. The company has had a major presence in Canada and the United Kingdom for decades. Ryder has operated in Germany since the late 1980s. In 1993, Ryder opened an operation in Poland, and at the end of 1994, Ryder entered Mexico.
         Ryder Plc, the company's United Kingdom subsidiary, experienced a revenue increase of 45% in the fourth quarter of 1994, benefiting from continued growth in existing business and several strategic acquisitions made during the year.

"Ryder's integrated warehouse service provides us with efficient, cost effective and accurate distribution services that enable us to concentrate our resources on our specific product assembly requirements. It is a truly beneficial partnership."

Robin Field,
Chief Executive,
Filofax Group plc
London, England

                                   [PHOTO]

         Filofax Group plc, a Ryder customer in the United Kingdom, became a customer as a result of a 1994 acquisition. Ryder provides a totally integrated warehouse and distribution service for all Filofax products throughout the United Kingdom.
         Ryder has strengthened its operations in Germany, consolidating its full service truck leasing, commercial truck rental and dedicated logistics operations in one headquarters office in Dusseldorf. This location was selected because of its favorable location in Germany and its proximity to other European nations.
         Ryder is developing a presence in the Mexican market as well. The company will focus initially on three major Mexican industrial centers:
Guadalajara, Mexico City and Monterrey.
         Mexico and Germany, in addition to having enormous transportation and logistics needs themselves, will also serve as platforms for Ryder's future expansion into Latin America and Western Europe, respectively.

LEADING THE INDUSTRY
Businesses around the world are discovering the competitive advantages that well-designed and executed logistics and transportation systems can yield. As companies come closer to achieving parity in traditional areas such as quality and price - and with excellence in both areas taken as a given by today's customer - the role that logistics and transportation play in a company's ability to compete and win will only become more prominent.
         Ryder's expertise in asset management and logistics and the interaction among its business units make the company unique in its ability to provide its customers with a complete range of sophisticated logistics and transportation services. It would be difficult for any organization - customer or competitor - to duplicate this ability without the devotion of tremendous time and resources.
         Every industry needs a leader, and Ryder continues to strengthen its leadership in the logistics and transportation industry. Ryder's company-wide commitment to understanding the needs of its customers and responding to them with innovative, cost-effective logistics and transportation solutions will help to maintain the company's leadership position in the years ahead.

INTRODUCTION TO FINANCIAL SECTION


Some of the Significant Factors Affecting 1994 Results Were:

EARNINGS FROM CONTINUING OPERATIONS REACH NEW RECORD

Earnings totaled $154 million, an increase of 34% from 1993, and reached the highest level ever for the company.

REVENUE REACHES AN ALL TIME HIGH

Total revenue was $4.7 billion, representing an increase of 11% over 1993's revenue of $4.2 billion, and the highest amount ever reported by the company. All product lines experienced revenue growth.

REVENUE GROWTH FROM DEDICATED LOGISTICS AND
FULL SERVICE TRUCK LEASING IS ACCELERATED

Dedicated logistics revenue grew 21% in 1994 compared with 14% in 1993. For full service truck leasing, revenue in 1994 was 7% higher compared with flat revenue in 1993.

SALES OF NEW LONG-TERM CONTRACTUAL BUSINESS
EXCEED PREVIOUS HIGHS

Sales of new contracts in both dedicated logistics and full service truck leasing reached their highest level ever, reflecting the successful efforts of the company's sales and marketing initiatives.

RETURN ON AVERAGE COMMON EQUITY APPROACHES COMPANY'S GOAL

1994's return reached 14.5%, a substantial improvement over 1993's performance of 10.2%, and represents significant progress toward the company's goal of 17%.

HIGHER CAPITAL SPENDING

Increased capital spending 55% to $1.9 billion in response to higher sales of new long-term contractual business.

HIGHER ASSET UTILIZATION IN COMMERCIAL AND
CONSUMER TRUCK RENTAL

Average asset utilization climbed as a result of better asset management and stronger economic conditions.

SEVERAL STRATEGIC ACQUISITIONS COMPLETED, INCLUDING
THREE IN THE UNITED KINGDOM

The acquisitions included three leasing companies, a logistics management company and a provider of dedicated distribution solutions. The United Kingdom acquisitions will provide substantial revenue growth in the international area.

CONTINUING INVESTMENT IN STRATEGIC INITIATIVES

Invested a significant portion of the company's earnings in several strategic areas designed to enhance future profitability, including logistics and systems capabilities and reengineering of the maintenance, sales and marketing and finance and administration areas.

CREDIT RATING UPGRADED

Credit rating for the company's unsecured notes was raised by Moody's from Baa1 to A3, reflecting strengthening financial position.

FINANCIAL REVIEW               Ryder System, Inc. and Consolidated Subsidiaries



OVERVIEW
The company continued to report strong growth in 1994, with both revenue and earnings from continuing operations reaching their highest levels in the company's history. These results were achieved while also making significant investments in logistics and systems capabilities, sales and marketing, and reengineering. Additionally, management believes it achieved its four primary objectives established for 1994. First, dedicated logistics growth was substantially accelerated, with resulting record sales of new logistics contracts signed and 21% higher dedicated logistics revenue in 1994 compared with 1993. Second, full service truck leasing growth also accelerated, with sales of new contracts at their highest level ever. Third, the company made significant progress toward implementing its reengineering programs which are intended to further improve customer service and reduce costs. Finally, the company began expanding its international operations.
    Earnings from continuing operations in 1994 increased to $154 million, or $1.95 per common share, compared with $115 million, or $1.43 per common share in 1993, and $98 million, or $1.17 per common share in 1992. Higher 1994 earnings reflected record pretax earnings from Vehicle Leasing & Services and a significant increase in pretax earnings at Automotive Carriers. Earnings comparisons were aided by a lower effective income tax rate in 1994 compared with 1993. The company's effective tax rate for continuing operations was 41.1% in 1994, 45.3% in 1993 and 40.8% in 1992. The higher 1993 rate resulted from an accumulated deferred income tax adjustment of $8 million, or $0.10 per common share, necessitated by an increase in the corporate Federal income tax rate from 34% to 35%.
    Revenue in 1994 totaled $4.7 billion, an increase of $469 million, or 11%, over 1993. Vehicle Leasing & Services revenue increased 13% to $4.1 billion, reflecting accelerated revenue growth in all of its major product lines. Automotive Carriers revenue increased slightly to $645 million. In 1993, the company reported an increase in revenue of $197 million, or 5%, compared with 1992, led by dedicated logistics and commercial and consumer truck rental.
    Operating expense increased 10% in 1994 compared with 1993, due primarily to the increase in revenue and higher spending on logistics and systems capabilities, sales and marketing, and reengineering. Higher direct operating costs at dedicated logistics also impacted 1994 operating expense. Operating expense in 1993 increased 5% compared with 1992 due primarily to increased revenue.
    Depreciation expense (net of gains) in 1994 increased 9% compared with 1993 due to a larger vehicle fleet as a result of strong lease sales (aided by growth in logistics contracts), and rental fleet expansion of certain vehicle types in selected markets. The size of the total vehicle fleet increased 12% in 1994 to 188,831 units. The increase in depreciation was partially offset by an increase in gains on vehicle sales of $19 million. Net depreciation expense decreased in 1993 compared with 1992 as a result of higher 1993 gains on vehicle sales. The higher gains more than offset an increase in depreciation which resulted from a larger vehicle fleet during 1993.
    Interest expense totaled $145 million in 1994, compared with $125 million in 1993 and $140 million in 1992. The 1994 increase was due to higher average outstanding debt levels, resulting from the growth in the vehicle fleet, combined with higher interest rates on the company's variable-rate debt in the second half of the year. The 1993 decrease resulted primarily from lower interest rates on the company's variable-rate debt.


                     EARNINGS FROM CONTINUING OPERATIONS
                                (in millions)

                                 [FIGURE 12]

                                 1992 - $ 98
                                 1993 - $115
                                 1994 - $154

    Higher 1994 earnings reflected record pretax earnings from Vehicle Leasing & Services and a significant increase in pretax earnings from Automotive Carriers.


    In 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and recorded an after tax charge of $25 million, or $0.33 per common share, to establish the resulting transition obligation. Expense for postretirement benefits for continuing operations was $6 million in 1994 and $5 million in 1993, compared with $3 million in 1992 under the previous accounting policy.

FINANCIAL RESOURCES AND LIQUIDITY

CASH FLOW

In 1994, a majority of the company's cash needs were funded internally through operations and sales of revenue earning equipment. The company also increased its level of borrowings in 1994 as a result of higher capital spending, including the company's continued investments in various programs designed to improve future profitability. Cash flow from continuing operating activities was $831 million in 1994, compared with $771 million in 1993 and $847 million in 1992. The increase in 1994 was a result of improved earnings and an increase in depreciation expense, partially offset by an increase in certain working capital items. The most significant working capital change impacting cash flow comparisons was an increase in receivables resulting from higher revenue. The decrease in cash flow from continuing operating activities in 1993 compared with 1992 was primarily attributable to higher proceeds from the sale of receivables in 1992.
    Capital expenditures were $1.8 billion in 1994, compared with $1.2 billion in 1993 and $1.1 billion in 1992. Capital expenditures in 1994 for full service truck leasing were $1.1 billion, an increase of $353 million compared with 1993, due to higher new lease sales, aided by growth in logistics contracts. Capital expenditures for commercial truck rental in 1994 increased $71 million to $255 million, as a result of demand created by new lease customers and an increase in the number of certain vehicle types within selected markets. Consumer truck rental 1994 capital expenditures of $196 million were relatively unchanged compared with 1993. Capital expenditures for the public transportation services businesses increased $18 million in 1994 to $35 million, as a result of new contracts and planned fleet replacement. Capital expenditures for Automotive Carriers in 1994 increased $13 million to $40 million, as a result of replacing older equipment with more efficient, higher technology, automobile hauling equipment. The remaining increase in capital expenditures was primarily for operating property and equipment and included expenditures to expand and upgrade maintenance facilities and for systems technology and development.
    During 1994, the company made expenditures of $145 million on strategic acquisitions which strengthened the company's existing full service truck leasing and logistics businesses. Acquisitions made include three providers of full service truck leasing (one in the U.S. and two in the United Kingdom), a logistics management company and a provider of dedicated distribution services in the United Kingdom. The company will continue to evaluate strategic acquisition opportunities as a means of strengthening its core contractual businesses.
    Cash flow from continuing operating activities (excluding sales of receivables) plus asset sales as a percentage of capital expenditures was 62% in 1994, compared with 80% in 1993 and 89% in 1992. The decrease in 1994 was due to a significant increase in capital expenditures required to support the increase in new lease sales.
    In 1995, management projects that capital expenditures will increase approximately 10% compared with 1994. The company plans to increase its capital expenditures for full service truck leasing (including the impact of logistics growth), commercial and consumer truck rental and the public transportation services businesses to accommodate planned vehicle replacements and an increase in fleet size. The company plans to increase capital expenditures at Automotive Carriers to continue the replacement of older equipment with more efficient, higher technology equipment. Capital expenditures within the company's international operations are also expected to increase as these operations expand. The company expects to fund its 1995 capital expenditures with internally generated funds and additional financing as necessary.


                            TOTAL CAPITAL SPENDING
                                (in millions)

                                 [FIGURE 13]

                                1992 - $1,092
                                1993 - $1,238
                                1994 - $1,915

                 Capital spending was higher in 1994 primarily as a result of increased purchases of full service lease equipment.

                 Several strategic 1994 acquisitions also impacted capital spending.


FINANCING
Ryder is a capital intensive company and often depends on external capital. The company has a variety of financing alternatives available to fund its capital needs. These alternatives include long- and medium-term public and private debt, as well as variable-rate financing available through bank credit facilities and commercial paper. The company also periodically enters into sale and leaseback agreements for revenue earning equipment which have historically been accounted for as operating leases.
    In August 1994, Moody's Investors Service upgraded its rating on the company's unsecured notes from Baa1 to A3 and reaffirmed the commercial paper rating of P2, reflecting the company's strengthening financial condition. The company's other credit ratings were A2 for commercial paper and A- for unsecured notes from Standard & Poor's Ratings Group, and D1 for commercial paper and A for unsecured notes from Duff and Phelps.
    Debt increased from $1.5 billion at the end of 1993 to $1.9 billion at the end of 1994. This increase was due to financing requirements associated with 1994 capital expenditures and acquisitions. During 1994, the company issued $437 million of primarily fixed-rate unsecured notes and made $119 million of scheduled unsecured note payments. The company also borrowed an amount equivalent to $99 million of primarily variable-rate pound sterling denominated obligations during 1994. U.S. commercial paper outstanding at December 31, 1994, was $44 million, compared with $84 million at the end of 1993. Proceeds from sale-leaseback transactions during 1994 were $400 million. The company did not enter into any sale-leaseback transactions during 1993.
    The company has no derivative financial instruments held for trading purposes or that are leveraged. During 1994, the company increased its outstanding interest rate swap agreements by a total notional principal amount of $358 million and interest rate cap agreements by a notional principal amount of $350 million, as part of the management of its interest rate exposure. See the "Financial Instruments" note to the consolidated financial statements for a further discussion of the company's interest rate management program.
    At the end of 1994, committed unused lines of credit totaled $614 million. At December 31, 1994, the company had $434 million of debt securities available for issuance under a shelf registration statement filed in 1992. The ratio of debt to equity at December 31, 1994 was 169%, compared with 155% at December 31, 1993. The ratio of debt to tangible equity at December 31, 1994 was 227%, compared with 202% at December 31, 1993.
    In January 1995, the company redeemed at par, $100 million of its 9.375% unsecured notes. The company also announced that it will redeem $200 million of 9.20% unsecured notes at par in March 1995.

RESULTS OF OPERATIONS

VEHICLE LEASING & SERVICES
REVENUE. Revenue for Vehicle Leasing & Services increased 13% in 1994 compared with 1993 and 6% in 1993 compared with 1992. The increases reflected growth in all of the division's contractual product lines - full service truck leasing, dedicated logistics and public transportation services - as well as the truck rental businesses.
    Revenue from full service truck leasing increased 7% in 1994 compared with 1993 and 2% in 1993 compared with 1992. Revenue in 1994 benefited from a significant increase in new lease sales combined with the impact of acquisitions made in 1994. The average fleet size in 1994 increased 11% compared with 1993, a rate greater than the revenue growth rate, primarily as a result of lower prices on new leases compared with prices on those expiring. The increase in revenue in 1993 was due to new lease sales.
    Revenue from dedicated logistics increased 21% in 1994 compared with 1993. Higher revenue was attributable to a record level of new logistics contracts sold and an expansion of service provided to existing customers. The division continues to reinvest heavily in logistics capabilities, including new information technologies, and sales and marketing programs to further accelerate the growth in dedicated logistics. For the same reasons, dedicated logistics revenue increased 14% in 1993 compared with 1992.
    Revenue from the division's public transportation services businesses increased 6% in 1994 compared with 1993, as a result of several new student transportation contracts. The same businesses reported revenue that was 7% higher in 1993 compared with 1992, due primarily to new contracts and several small acquisitions made in late 1992.
    Commercial truck rental revenue increased 25% in 1994 compared with 1993, reflecting higher demand from both full service truck leasing customers awaiting new lease vehicles or satisfying short-term needs, and the commercial truck rental market in general. Increased demand in 1994 also reflected continued strength in the U.S. economy. To satisfy the higher demand, the average fleet size increased approximately 19% in 1994 compared with 1993. Revenue from commercial truck rental increased 16% in 1993 compared with 1992, as a result of higher demand.
    Consumer truck rental revenue increased 19% in 1994 compared with 1993. This increase reflected higher demand for long-distance rentals, and to a lesser extent, local rentals, driven by continued strength in the nation's economy. Higher revenue per transaction for local rentals also contributed to the increase. The consumer truck rental average fleet size was 6% higher in 1994 than in 1993. Consumer truck rental revenue increased 8% in 1993 compared with 1992, driven by higher demand and an increase in market share for this product line.


                           VEHICLE LEASING & SERVICES

                                                EARNINGS BEFORE
                   REVENUE                      INCOME TAXES
                (in millions)                   (in millions)

                 [FIGURE 14]                      [FIGURE 15]

                1992 - $3,385                     1992 - $135
                1993 - $3,597                     1993 - $204
                1994 - $4,058                     1994 - $234



EARNINGS BEFORE INCOME TAXES. Pretax earnings for Vehicle Leasing & Services were $234 million in 1994 compared with $204 million in 1993, an increase of 15%. Overall, higher pretax earnings in 1994 were the result of increased revenue in all major product lines, higher commercial and consumer truck rental margin as a percentage of revenue, and higher gains on vehicle sales. Partially offsetting these increases were continued investments in several strategic spending programs which are designed to improve the future growth and profitability of the division. The division's pretax earnings in 1993 increased $69 million, or 51%, compared with 1992.
    Margin (revenue less direct operating expenses, depreciation, and interest expense) from full service truck leasing increased slightly in 1994 as a result of higher revenue and acquisitions made. Margin as a percentage of revenue was lower in 1994 as a result of lower prices on new leases compared with prices on those expiring, combined with higher interest expense. Full service truck leasing margin in 1993 increased slightly compared with 1992, primarily as a result of higher revenue and lower interest expense as a percentage of revenue.
    Dedicated logistics reported slightly higher margin in both 1994 and 1993 as a result of the continued growth in revenue. Margin as a percentage of revenue for dedicated logistics was lower in 1994 as a result of higher operating costs including new contract start-up costs. Higher operating costs also resulted from increases in driver wages. Dedicated logistics margin as a percentage of revenue was relatively unchanged in 1993 compared with 1992.
    Margin from the public transportation services businesses increased in 1994 compared with 1993, primarily as a result of higher revenue; margin as a percentage of revenue was relatively unchanged. Margin from these businesses increased in 1993 compared with 1992 as a result of higher revenue and a decrease in vehicle liability and workers' compensation expense.
    Commercial truck rental margin and margin as a percentage of revenue increased substantially in 1994, reflecting higher revenue, increased asset utilization and lower maintenance costs as a percentage of revenue, partially offset by higher interest expense. Lower maintenance costs as a percentage of revenue reflected a reduction in the average age of the fleet. Both margin and margin as a percentage of revenue increased significantly in 1993 compared with 1992, primarily as a result of increased revenue, improved asset utilization, lower maintenance costs and lower interest expense.
    Consumer truck rental recorded significantly higher margin and higher margin as a percentage of revenue in 1994 as a result of revenue growth, increased asset utilization and lower maintenance costs as a percentage of revenue, partially offset by higher vehicle liability expense. The improvement in maintenance costs as a percentage of revenue was primarily due to a change in the age and mix of the fleet to newer and more maintenance efficient vehicles. Vehicle liability expense increased in 1994 over a lower than normal 1993 level. Consumer truck rental margin and margin as a percentage of revenue were higher in 1993 compared with 1992 as a result of revenue growth, better asset utilization and lower than normal vehicle liability expense.
    For the division as a whole, pretax profits were higher in 1994 compared with 1993 as a result of higher overall margin and an increase in gains on vehicle sales, partially offset by increases in indirect operating expenses. Higher gains were due to an increase in both the average gain per vehicle sold and the number of vehicles sold. Higher indirect operating expenses were primarily the result of several strategic spending programs. These programs are focused on further developing logistics and other systems capabilities, improving the division's sales and marketing initiatives, and reengineering the company's maintenance, sales and marketing, and finance and administration functions. In fact, within dedicated logistics, the increase in strategic spending on logistics capabilities and sales and marketing programs in 1994 more than offset margin growth. These strategic spending programs are expected to continue to impact profitability in 1995 as the company strives to continue stimulating growth in its long-term contractual products while making its operations more customer responsive and efficient for the future. Pretax earnings for the division in 1993 were higher compared with 1992, as a result of margin increases and an increase of $21 million in gains on vehicle sales, partially offset by an increase in indirect operating expenses. Gains on vehicle sales increased due to higher gains per vehicle sold, while indirect operating expenses were affected by an increase in sales and marketing spending.


AUTOMOTIVE CARRIERS
REVENUE. Automotive Carriers revenue increased 2% in 1994 after a decrease of 3% in 1993. Higher 1994 revenue resulted from an increase in the number of units shipped, somewhat offset by a decline in average length of haul. The overall increase in the number of units shipped in 1994 was a result of higher vehicle production in North America. Shipments of General Motors vehicles were relatively unchanged in 1994 compared with 1993, while the number of vehicles shipped for other manufacturers was up 13%. Lower revenue in 1993 compared with 1992 reflected a decrease in average length of haul. The division's largest customer, General Motors, accounts for approximately 54% of its revenue.

EARNINGS BEFORE INCOME TAXES. Pretax earnings increased $18 million in 1994 compared with 1993. Earnings comparisons were impacted by a 1993 pretax charge of $6 million for the cost of a program to streamline the division's operations. Pretax earnings in 1994 benefited from the effects of the 1993 streamlining, fleet operating efficiencies and reduced depreciation expense. Lower depreciation resulted from an increase in the age of the vehicle fleet and a reduction in the size of the fleet. Pretax earnings in 1993 were lower compared with 1992 due to a decrease in revenue, the charge for the organizational streamlining, higher labor costs, and higher cargo damage and vehicle liability expense.


                              AUTOMOTIVE CARRIERS

                                                EARNINGS BEFORE
                         REVENUE                INCOME TAXES
                      (in millions)             (in millions)

                       [FIGURE 16]                 [FIGURE 17]

                       1992 - $651                 1992 - $48
                       1993 - $635                 1993 - $32
                       1994 - $645                 1994 - $50




    The truckaway automobile hauling industry is currently negotiating a new industry-wide collective bargaining agreement with the International Brotherhood of Teamsters. The current agreement with the Teamsters expires on May 21, 1995. While negotiations are in the early stages, the agreement may provide for wage and benefit increases. However, management does not expect material adverse economic consequences from the outcome of the negotiations.

OTHER
Other, which is composed primarily of corporate administrative costs, reported net expenses of $24 million in 1994 compared with $27 million in 1993 and $18 million in 1992. The lower level of expenses in 1992 reflected a combination of higher reimbursement of corporate administrative costs from the divisions and lower overall levels of spending.

FOREIGN OPERATIONS
The majority of the company's foreign operations are in the United Kingdom and Canada. These operations are composed primarily of full service truck leasing, commercial and consumer truck rental, dedicated logistics and automotive carriage. The results of these operations have been included in the discussions above. In 1994, revenue and pretax earnings from foreign operations were $348 million and $16 million, respectively, compared with $311 million and $9 million in 1993 and $336 million and $7 million in 1992. The 1994 increase in revenue was due to a significant increase in full service truck lease and commercial truck rental revenue in the United Kingdom, primarily as a result of strong new lease sales and acquisitions made in 1994. Of the $7 million increase in pretax earnings in 1994, $4 million related to a change in the capital structure of the operations in the United Kingdom, which effectively reduced its interest costs. The remaining increase was due primarily to higher pretax earnings in the United Kingdom and Canada, somewhat offset by start-up costs in Germany and Mexico. Growth in profitability from foreign operations will continue to be impacted in the short-term by start-up related investments in Germany, Mexico and other targeted international markets as opportunities are identified. The company will continue to evaluate further strategic expansion in Western Europe and the Americas. Economic and political developments in Mexico will be closely monitored as the company expands in that country. At this time there are no legal restrictions regarding the repatriation of cash flows to the U.S. from the foreign countries where the company is currently operating.

ENVIRONMENTAL MATTERS
The operations of the company involve storing and dispensing petroleum products, primarily diesel fuel, regulated under environmental protection laws. These laws require the company to eliminate or mitigate the effect of such substances on the environment. In response to these requirements, the company has upgraded operating facilities and implemented various programs to detect and minimize contamination.
    Capital expenditures related to these programs totaled approximately $8 million in 1994. Environmental capital expenditures are primarily related to a mandated tank replacement program required to be completed by the end of 1998. These capital expenditures are not expected to increase materially in relation to the company's level of total capital expenditures. The company incurred $24 million of environmental expenses in 1994 and 1993, compared with $23 million in 1992. Based on the present standards imposed by governmental regulations, management expects that environmental expenses will remain at current levels or decrease slightly in the near-term.
    The ultimate cost of the company's environmental liabilities cannot presently be projected with certainty due to the presence of several unknown factors, primarily the level of contamination, the effectiveness of selected remediation methods, the stage of management's investigation at the individual sites and the recoverability of such costs from third parties. Based upon information presently available, management believes that the ultimate disposition of these matters, although potentially material to the results of operations in any one year, will not have a material adverse effect on the company's financial condition or liquidity. See the "Environmental Matters" note to the consolidated financial statements for a further discussion.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1993, the Financial Accounting Standards Board issued Statement No. 116, "Accounting for Contributions Received and Contributions Made." The statement, which is effective for fiscal years beginning after December 15, 1994, requires that promises to make contributions be recognized in the financial statements as an expense and a liability when a promise is made. Currently, contributions are recognized as an expense in the period paid. The company anticipates that adoption of the statement in the first quarter of 1995 will result in an after tax charge to earnings of approximately $8 million, or $0.10 per common share, to record the cumulative effect of the change in accounting.


OUTLOOK
In 1995, the company will continue to build upon accomplishments achieved and initiatives started in 1994. However, to ensure the momentum created in 1994 is sustained and shareholder value is maximized, the company will focus on three areas of emphasis in 1995. First, the company will intensify the marketing and selling of its highest value-added contractual products, dedicated logistics and full service truck leasing, to maximize its less economically sensitive sources of revenue. Second, the company will attempt to increase its market coverage and market share. Finally, the company will attempt to continue to lower its cost structure by further implementing its reengineering in the areas of sales and marketing, maintenance, and finance and administration.
    Strong financial results in 1994 have positioned Ryder for continued earnings growth in 1995. While continued investments in strategic initiatives may slow the growth in profitability in the near-term, these investments are being made to better position the company for long-term growth and profitability. Sustained earnings improvement in 1995 also depends to a great extent on domestic economic conditions.

SELECTED FINANCIAL AND OPERATIONAL DATA                                         Ryder System, Inc. and Consolidated Subsidiaries

---------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                      1994                     1993                1992
---------------------------------------------------------------------------------------------------------------------------------
VEHICLE LEASING & SERVICES
Revenue:
      Full service lease and programmed maintenance                       $1,865,738              1,749,592           1,718,090
      Commercial and consumer rental                                       1,140,190                935,792             835,722
      Dedicated logistics                                                    691,647                569,479             497,509
      Other                                                                  608,619                558,041             514,326
      Eliminations                                                          (248,459)              (216,101)           (180,695)
---------------------------------------------------------------------------------------------------------------------------------
        Total                                                              4,057,735              3,596,803           3,384,952
Operating expense                                                          3,112,746              2,758,681           2,598,020
Depreciation expense                                                         628,625                557,406             536,951
Gains on sales of revenue earning equipment                                  (72,721)               (54,084)            (33,525)
Interest expense                                                             151,581                128,760             145,336
Miscellaneous expense, net                                                     3,246                  1,670               2,879
---------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                              $  234,258                204,370             135,291
---------------------------------------------------------------------------------------------------------------------------------
Fleet size (owned and leased):
      Full service lease                                                      89,672                 78,544              74,902
      Commercial and consumer rental                                          75,759                 67,016              62,924
Buses operated or managed                                                     12,519                 12,154              11,860
Ryder Truck Rental service locations                                           1,101                    979                 971
=================================================================================================================================
AUTOMOTIVE CARRIERS
Revenue                                                                   $  645,402                634,634             651,216
---------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                              $   50,078                 31,955              48,220
---------------------------------------------------------------------------------------------------------------------------------
Total units transported (000)                                                  6,277                  5,934               5,871
Total miles traveled (000)                                                   239,831                238,840             247,034
Auto transports:
      Owned and leased                                                         3,790                  4,131               4,237
      Owner-operators                                                            516                    505                 508
Locations                                                                         80                     89                  92
=================================================================================================================================

                                      32

REPORT OF MANAGEMENT


To the Shareholders of Ryder System, Inc.:

The financial information in this annual report has been prepared by the management of Ryder System. Management is responsible for the fair presentation of the financial statements of the company in accordance with generally accepted accounting principles and for the objectivity of key underlying assumptions and estimates.
    Ryder System maintains a dynamic system of internal controls to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reflected in the financial statements. This system is continually reviewed, evaluated and revised to reflect changes in the company and in the businesses in which we operate. One of the key elements of Ryder System's internal financial controls has been the company's success in recruiting, selecting, training and developing professional financial managers who implement and oversee the financial control system.
    The board of directors, acting through its audit committee, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and the financial control of operations. The audit committee is composed solely of outside directors. The committee recommends to the board of directors the appointment of the independent public accountants and meets regularly with management, internal auditors and independent accountants.
    Our commitment to social responsibility is a key management principle. Management is responsible for conducting our businesses in an ethical, moral manner assuring that our business practices encompass the highest, most uncompromising standards of personal and business conduct. These standards, which address conflicts of interest, compliance with laws and acceptable business practices and proper employee conduct are included in our Code of Conduct. The importance of these standards is stressed throughout the company and all of our employees are expected to comply with them.



M. Anthony Burns
Chairman, President and
Chief Executive Officer



Edwin A. Huston
Senior Executive Vice President -
Finance and Chief Financial Officer



INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders of Ryder System, Inc.:

We have audited the accompanying consolidated balance sheets of Ryder System, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryder System, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.
    As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions in 1993.


KPMG PEAT MARWICK LLP
Miami, Florida
February 7, 1995

CONSOLIDATED STATEMENTS OF EARNINGS                                     Ryder System, Inc. and Consolidated Subsidiaries


                                                                                       Years ended December 31
------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                                          1994             1993             1992
------------------------------------------------------------------------------------------------------------------------
REVENUE                                                                     $4,685,603        4,217,030        4,019,675
------------------------------------------------------------------------------------------------------------------------
Operating expense                                                            3,686,053        3,338,477        3,164,775
Depreciation expense, net of gains                                             591,669          543,338          547,013
Interest expense                                                               144,735          124,789          139,664
Miscellaneous expense, net                                                       2,627              650            2,678
------------------------------------------------------------------------------------------------------------------------
                                                                             4,425,084        4,007,254        3,854,130
------------------------------------------------------------------------------------------------------------------------
    Earnings from continuing operations before income taxes                    260,519          209,776          165,545
Provision for income taxes                                                     106,990           95,054           67,495
------------------------------------------------------------------------------------------------------------------------
    Earnings from continuing operations                                        153,529          114,722           98,050
Earnings (loss) from discontinued operations                                        -          (150,713)          25,876
------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) before cumulative effect of change in accounting           153,529          (35,991)         123,926
Cumulative effect of change in accounting                                           -           (25,433)              -
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                            153,529          (61,424)         123,926
Preferred dividend requirements                                                     -             3,617           10,500
------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) APPLICABLE TO COMMON SHARES                                 $  153,529          (65,041)         113,426
========================================================================================================================
Earnings (loss) per common share:
    Continuing operations                                                   $     1.95             1.43             1.17
    Discontinued operations                                                         -             (1.94)            0.34
    Cumulative effect of change in accounting                                       -             (0.33)              -
------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE                                            $     1.95            (0.84)            1.51
========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                   Ryder System, Inc. and Consolidated Subsidiaries


                                                                                        Years ended December 31
------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                    1994             1993             1992
------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS
    CASH FLOWS FROM OPERATING ACTIVITIES:
       Earnings from continuing operations                                 $   153,529          114,722           98,050
       Depreciation expense, net of gains                                      591,669          543,338          547,013
       Deferred income taxes                                                    56,648           44,905           22,292
       Proceeds from sales of receivables                                           -                -           115,000
       Decrease (increase) in receivables                                      (87,761)          (6,616)           2,282
       Decrease (increase) in inventories                                       (2,914)             881           (4,030)
       Increase in accounts payable                                             66,087           41,738            4,580
       Increase in accrued expenses                                             25,031            7,584           13,909
       Increase in other non-current liabilities                                27,733           21,255           25,380
       Other, net                                                                  941            3,226           22,126
------------------------------------------------------------------------------------------------------------------------
                                                                               830,963          771,033          846,602
------------------------------------------------------------------------------------------------------------------------
    CASH FLOWS FROM FINANCING ACTIVITIES:
       Debt proceeds                                                           609,637          165,503          244,494
       Debt repaid, including capital lease obligations                       (195,099)        (295,144)        (533,503)
       Preferred stock redeemed                                                     -          (100,000)              -
       Common stock issued                                                      27,601           37,225           31,242
       Dividends on common and preferred stock                                 (46,926)         (50,790)         (55,141)
------------------------------------------------------------------------------------------------------------------------
                                                                               395,213         (243,206)        (312,908)
------------------------------------------------------------------------------------------------------------------------
    CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchases of property and revenue earning equipment                  (1,769,130)      (1,237,486)      (1,070,472)
       Sales of property and revenue earning equipment                         265,259          224,921          220,334
       Sale and leaseback of revenue earning equipment                         400,000               -           200,000
       Acquisitions, net of cash acquired                                     (144,574)              -           (20,525)
       Other, net                                                               41,456           43,840           40,273
------------------------------------------------------------------------------------------------------------------------
                                                                            (1,206,989)        (968,725)        (630,390)
------------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM CONTINUING OPERATIONS                                       19,187         (440,898)         (96,696)
NET CASH FLOWS FROM DISCONTINUED OPERATIONS                                         -           446,842           87,448
------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                19,187            5,944           (9,248)
Cash and cash equivalents at January 1                                          56,691           50,747           59,995
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                                   $    75,878           56,691           50,747
========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                                            Ryder System, Inc. and Consolidated Subsidiaries


                                                                                                       December 31
-----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                                                   1994            1993
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                                $   75,878          56,691
    Receivables                                                                                 316,855         197,956
    Inventories                                                                                  57,124          52,963
    Tires in service                                                                            164,347         144,488
    Deferred income taxes                                                                        51,619          60,326
    Prepaid expenses and other current assets                                                    92,999          89,020
-----------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                     758,822         601,444
-----------------------------------------------------------------------------------------------------------------------
Revenue earning equipment                                                                     3,135,064       2,676,047
Operating property and equipment                                                                594,328         510,489
Direct financing leases and other assets                                                        223,680         223,374
Intangible assets and deferred charges                                                          302,579         247,034
-----------------------------------------------------------------------------------------------------------------------
                                                                                             $5,014,473       4,258,388
=======================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt                                                        $  118,103         156,503
    Accounts payable                                                                            422,532         297,282
    Accrued expenses                                                                            552,518         514,982
-----------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                              1,093,153         968,767
-----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                1,794,795       1,374,943
Other non-current liabilities                                                                   426,848         397,873
Deferred income taxes                                                                           570,653         526,624
Shareholders' equity:
    Common stock of $.50 par value per share
       Authorized, 400,000,000; outstanding, 1994 - 78,760,742; 1993 - 77,294,484               539,101         508,832
    Retained earnings                                                                           603,226         496,623
    Translation adjustment                                                                      (13,303)        (15,274)
-----------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                             1,129,024         990,181
-----------------------------------------------------------------------------------------------------------------------
                                                                                             $5,014,473       4,258,388
=======================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS       Ryder System, Inc. and Consolidated Subsidiaries

December 31, 1994, 1993 and 1992

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

INVENTORIES. Inventories, which consist primarily of fuel and truck parts, are valued using the lower of cost (specific identification or average cost) or market.

REVENUE EARNING EQUIPMENT, OPERATING PROPERTY AND EQUIPMENT AND DEPRECIATION. Revenue earning equipment, principally vehicles, and operating property and equipment are stated at cost. Provision for depreciation and amortization on substantially all depreciable assets is computed using the straight-line method. Annual straight-line depreciation rates are 8% to 30% for revenue earning equipment, 2.5% to 10% for buildings and improvements and 8% to 33% for machinery and equipment.
         Gains on operating property and equipment sales are reflected in miscellaneous expense. Gains on sales of revenue earning equipment, net of selling and equipment preparation costs, are reported as reductions of depreciation expense and totaled $74 million, $55 million and $34 million in 1994, 1993 and 1992, respectively.

INTANGIBLE ASSETS. Intangible assets consist principally of goodwill totaling $270 million in 1994 and $215 million in 1993. These amounts are reported net of accumulated amortization of $65 million and $57 million, respectively. Goodwill is amortized on a straight-line basis primarily over 40 years, with goodwill acquired during 1994 amortized over a period of 10 to 20 years. Goodwill was reduced by $4 million in 1994 and $1 million in 1993 as a result of the recognition of tax benefits associated with prior year acquisitions. The company reevaluates the recoverability of intangible assets as well as the amortization periods to determine whether an adjustment to the carrying value or a revision to estimated useful lives is appropriate. The primary indicators of recoverability are the associated current and forecasted operating cash flow.

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

OTHER COSTS. Advertising and sales promotion costs are expensed as incurred. Vehicle repairs and maintenance which do not extend the life or increase the value of the vehicle are expensed as incurred.

FOREIGN CURRENCY TRANSLATION. The company's foreign operations use the local currency as their functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. For these companies, the impact of currency fluctuation is included in shareholders' equity as a translation adjustment.

ACCOUNTING CHANGES. Effective January 1, 1995, the company will adopt Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made." This statement requires that promises to make contributions be recognized in the financial statements as an expense and a liability when a promise is made. The company anticipates that adoption in the first quarter of 1995 will result in an after tax charge to earnings of approximately $8 million, or $0.10 per common share, to record the cumulative effect of the change in accounting.
         Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and Statement No. 109, "Accounting for Income Taxes." The company also adopted Statement No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993, which did not impact the company's financial position or results of operations.

SALES OF RECEIVABLES
The company participates in an agreement to sell, with limited recourse, up to $220 million of trade receivables on a revolving basis through September 1996. The costs associated with this program approximate the costs of issuing commercial paper and are charged to miscellaneous expense. At both December 31, 1994 and 1993, the outstanding balance of receivables sold pursuant to this agreement was $220 million.

REVENUE EARNING EQUIPMENT

----------------------------------------------------------------------------------------
(In thousands)                                                 1994              1993
----------------------------------------------------------------------------------------
Full service lease                                         $ 2,631,148         2,361,684
Commercial and consumer rental                               1,999,867         1,728,299
----------------------------------------------------------------------------------------
                                                             4,631,015         4,089,983
  Accumulated depreciation                                  (1,738,019)       (1,636,778)
----------------------------------------------------------------------------------------
                                                             2,892,996         2,453,205
----------------------------------------------------------------------------------------
Other revenue earning equipment                                699,571           694,139
  Accumulated depreciation                                    (457,503)         (471,297)
----------------------------------------------------------------------------------------
                                                               242,068           222,842
----------------------------------------------------------------------------------------
                                                           $ 3,135,064         2,676,047
========================================================================================

OPERATING PROPERTY AND EQUIPMENT

----------------------------------------------------------------------------------------
(In thousands)                                                  1994              1993
----------------------------------------------------------------------------------------
Land                                                        $  116,212           108,209
Buildings and improvements                                     432,686           409,028
Machinery and equipment                                        394,400           323,359
Other                                                          101,510            72,825
----------------------------------------------------------------------------------------
                                                             1,044,808           913,421
  Accumulated depreciation                                    (450,480)         (402,932)
----------------------------------------------------------------------------------------
                                                            $  594,328           510,489
========================================================================================

ACCRUED EXPENSES AND OTHER
NON-CURRENT LIABILITIES

----------------------------------------------------------------------------------------
(In thousands)                                                  1994              1993
----------------------------------------------------------------------------------------
Salaries and wages                                           $ 119,183           104,787
Employee benefits                                                8,564            13,527
Interest                                                        35,524            29,578
Operating taxes                                                 66,995            61,898
Insurance and loss reserves                                    393,801           382,607
Postretirement benefits other than pensions                     50,507            47,076
Vehicle rent and related accruals                              149,842           143,199
Other                                                          154,950           130,183
----------------------------------------------------------------------------------------
                                                               979,366           912,855
Less - non-current portion                                    (426,848)         (397,873)
----------------------------------------------------------------------------------------
Accrued expenses                                             $ 552,518           514,982
========================================================================================

ACQUISITIONS
During 1994, the company completed a number of acquisitions, including a logistics management company, three providers of full service truck leasing (one in the U.S. and two in the U.K.) and a provider of dedicated distribution services in the U.K. All acquisitions consummated during the three-year period ended December 31, 1994 have been accounted for using the purchase method and were not material in relation to the company's total assets. The consolidated financial statements reflect the results of operations of the acquired businesses from the acquisition dates. Had the acquisitions been consummated at January 1, 1992, consolidated revenue and net earnings for the three-year period would not have been materially affected.
         The fair value of assets acquired and liabilities assumed in connection with these acquisitions follows:

----------------------------------------------------------------------------------------
(In thousands)                                    1994           1993              1992
----------------------------------------------------------------------------------------
Working capital                               $  (3,675)           -                 435
Goodwill                                         66,969            -               3,072
Other net assets                                 82,181            -              17,173
Debt assumed                                         -             -                (155)
----------------------------------------------------------------------------------------
Net assets acquired                            $145,475            -              20,525
========================================================================================

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

DIRECT FINANCING LEASES. The company leases additional revenue earning equipment under agreements that are accounted for as direct financing leases. The provisions of these lease agreements are essentially the same as operating leases, except these leases meet certain requirements for classification as direct financing leases under Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The net investment in direct financing leases consists of:

----------------------------------------------------------------------------------------------------
(In thousands)                                                              1994               1993
----------------------------------------------------------------------------------------------------
Minimum lease payments receivable                                         $254,585           259,654
Executory costs and unearned income                                        (65,680)          (70,387)
Unguaranteed residuals                                                      38,408            38,736
----------------------------------------------------------------------------------------------------
Net investment in direct financing leases                                  227,313           228,003
Current portion included in receivables                                     42,151            43,143
----------------------------------------------------------------------------------------------------
Non-current portion included in other assets                              $185,162           184,860
====================================================================================================

OPERATING LEASES AS LESSEE. The company leases vehicles, facilities and office equipment under operating lease agreements. The majority of these agreements are vehicle leases which specify that rental payments be adjusted every six months based on changes in interest rates and provide for early termination at stipulated values. During 1994, 1993 and 1992, rent expense was $141 million, $137 million and $132 million, respectively.

CAPITAL LEASES. The company occasionally enters into lease arrangements accounted for as capitalized leases. Capital leases entered into during the three-year period ended December 31, 1994 were not material. Capital leases are amortized over the effective economic lease term.

LEASE PAYMENTS. Future minimum payments for leases in effect at December 31, 1994, which include an estimate of the future fixed time and guaranteed mileage charges for operating leases as lessor, are as follows:

----------------------------------------------------------------------------------------------------
                                                         As Lessor                    As Lessee
                                                 -----------------------       ---------------------
                                                                  Direct
                                                 Operating     Financing      Operating      Capital
(In thousands)                                      Leases        Leases         Leases       Leases
----------------------------------------------------------------------------------------------------
1995                                            $1,016,513        58,252        158,710        5,615
1996                                               834,856        49,878        172,115        5,439
1997                                               659,624        41,106        139,028        3,385
1998                                               492,625        30,064        128,945        2,874
1999                                               299,133        24,237        129,486        2,622
Thereafter                                         226,823        51,048        223,071          423
----------------------------------------------------------------------------------------------------
                                                $3,529,574       254,585        951,355       20,358
Portion representing interest                                                                 (3,836)
----------------------------------------------------------------------------------------------------
Present value of minimum lease payments                                                      $16,522
====================================================================================================

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

         The total provision for income taxes (excluding taxes related to discontinued operations and cumulative effect of change in accounting) includes the following components:

----------------------------------------------------------------------------------------------
(In thousands)                                       1994              1993             1992
---------------------------------------------------------------------------------------------
Current tax expense:
  Federal                                         $ 44,039            45,557           31,648
  State                                              6,232             3,563           13,841
  Foreign                                               71             1,029             (286)
----------------------------------------------------------------------------------------------
                                                    50,342            50,149           45,203
---------------------------------------------------------------------------------------------
Deferred tax expense:
  Federal                                           34,123            28,836           20,825
  State                                             14,267            11,332           (3,041)
  Foreign                                            8,258             4,737            4,607
---------------------------------------------------------------------------------------------
                                                    56,648            44,905           22,391
---------------------------------------------------------------------------------------------
Amortization of deferred
  investment tax credits                                -                 -               (99)
---------------------------------------------------------------------------------------------
Provision for income taxes                        $106,990            95,054           67,495
=============================================================================================

         A reconciliation of the Federal statutory tax rate with the effective tax rate for continuing operations follows:

----------------------------------------------------------------------------------------------
                                                                    % of Pretax Income
                                                      ----------------------------------------
                                                      1994               1993             1992
----------------------------------------------------------------------------------------------
Statutory rate                                        35.0               35.0             34.0
Impact on deferred taxes
  for changes in tax rates                             0.6                3.7                -
State income taxes, net of
  Federal income tax benefit                           4.5                4.6              4.3
Amortization and write-down
  of goodwill, net of benefits
  realized from business sold                          0.8                1.0              1.0
Miscellaneous items, net                               0.2                1.0              1.5
----------------------------------------------------------------------------------------------
Effective rate                                        41.1               45.3             40.8
==============================================================================================

         The components of the net deferred income tax asset and liability as of December 31, 1994 and 1993 were as follows:

----------------------------------------------------------------------------------------------
(In thousands)                                                         1994             1993
----------------------------------------------------------------------------------------------
Deferred income tax assets:
  Accrued insurance and loss reserves                              $ 148,816          145,719
  Alternative minimum taxes                                           32,380           34,869
  Accrued compensation and benefits                                   37,789           37,191
  Accrued reserves and other items                                    70,510           63,027
---------------------------------------------------------------------------------------------
                                                                     289,495          280,806
  Valuation allowance                                                 (7,855)          (5,723)
---------------------------------------------------------------------------------------------
                                                                     281,640          275,083
----------------------------------------------------------------------------------------------
Deferred income tax liabilities:
  Property and equipment basis differences                          (734,722)        (672,341)
  Other items                                                        (65,952)         (69,040)
----------------------------------------------------------------------------------------------
                                                                    (800,674)        (741,381)
---------------------------------------------------------------------------------------------
Net deferred income tax liability                                  $(519,034)        (466,298)
=============================================================================================

         Deferred taxes have not been provided on temporary differences related to investments in foreign subsidiaries that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $62 million at December 31, 1994. A full foreign tax provision has been made on these undistributed foreign earnings. Determination of the amount of deferred taxes on these temporary differences is not practicable due to foreign tax credits and exclusions.
         The company had unused investment tax credits, for tax purposes, of $1 million and unused alternative minimum tax credits, for tax purposes, of $32 million at December 31, 1994, available to reduce future income tax liabilities. The investment tax credits are expected to be utilized before their expiration in 1998, and have been reflected in the financial statements as a reduction of deferred income taxes.
         Income taxes paid totaled $45 million in 1994. Income taxes paid of $52 million in 1993 and $44 million in 1992 include amounts related to both continuing and discontinued operations.

DEBT

----------------------------------------------------------------------------------------------
(In thousands)                                                         1994             1993
----------------------------------------------------------------------------------------------
U.S. commercial paper                                             $   44,000           83,500
Canadian commercial paper                                             55,963           32,482
Unsecured U.S. notes:
  Debentures, 8.38% to 9.88%,
    due 1998 to 2017                                                 839,499          840,499
  Medium-term notes, 4.81% to 9.90%,
    due 1995 to 2021                                                 748,400          393,300
  Discount on unsecured U.S. notes                                   (22,215)         (22,776)
Unsecured foreign obligations (principally
  pound sterling), 6.21% to 11.75%,
  due 1995 to 1998                                                   195,793          105,466
Capital lease obligations and other debt                              51,458           98,975
---------------------------------------------------------------------------------------------
Total debt                                                         1,912,898        1,531,446
Less - amount classified as current                                 (118,103)        (156,503)
---------------------------------------------------------------------------------------------
Long-term debt                                                    $1,794,795        1,374,943
==============================================================================================

         Debt maturities (including sinking fund requirements and excluding capital lease obligations) during the five years subsequent to December 31, 1994, are as follows:

----------------------------------------------------------------------------------------------
                                                                                          Debt
(In thousands)                                                                      Maturities
----------------------------------------------------------------------------------------------
1995                                                                                  $114,057
1996                                                                                   171,760
1997                                                                                   169,357
1998                                                                                   467,862
1999                                                                                   261,899
==============================================================================================

         In January 1995, the company redeemed at par $100 million of 9.375% debentures scheduled to be retired in 1998; these debentures were refinanced with medium-term notes at an average rate of 8.37% maturing in 1999 and 2000 (maturities of new debt reflected above). Additionally, in January 1995, the company announced that it will redeem in March 1995 at par $200 million of 9.20% debentures scheduled to mature in 1998.
         To support the company's outstanding U.S. commercial paper, the company maintains two revolving credit agreements. The primary agreement, with a total commitment of $500 million, has no expiration date. The secondary agreement, with a total commitment of $150 million, expires in December 1999. No compensating balances are required for either of these facilities, however they do require annual commitment fees ranging from .095% to .165%. There were no borrowings under either of these agreements during 1994 or 1993. The company had $606 million available under these agreements at December 31, 1994. The company has other committed lines of credit at December 31, 1994 totaling
$43 million, of which $8 million was available. The weighted average interest rate for outstanding U.S. and Canadian commercial paper was 6.06% and 6.07%, respectively, at December 31, 1994.
         The primary revolving loan agreement contains the most restrictive covenants as to the payment of cash dividends. As of December 31, 1994, approximately $105 million of consolidated retained earnings were available for the payment of cash dividends.
         Interest paid totaled $139 million in 1994. Interest paid was $154 million in 1993 and $187 million in 1992 and included amounts related to both continuing and discontinued operations.

FINANCIAL INSTRUMENTS
The company enters into interest rate swap and cap agreements as part of the management of its interest rate exposure; the company has no derivative financial instruments held for trading purposes and none of the instruments are leveraged. The company has assigned each interest rate swap and cap agreement to a debt or operating lease obligation.
         In order to manage its mix of fixed and variable rate debt instruments and to better match the repricing life of the company's debt to its portfolio of assets, the company enters into interest rate swap agreements which effectively convert the interest rate on certain debt from fixed rate to floating rate over the terms of the agreements. The company had notional principal amounts of $500 million and $200 million of such "fixed to floating" rate swap agreements outstanding at December 31, 1994 and 1993, respectively, with expiration dates ranging from 2001 to 2009. Under these agreements, the company received an average fixed rate of 6.15% and paid an average floating rate of 5.93% at December 31, 1994.
         In 1994, the company entered into interest rate cap agreements to limit its exposure to movements in interest rates above a specified level on certain fixed to floating rate swap agreements. Under these agreements the company is entitled to receive the amount, if any, by which London Interbank Offered Rate (LIBOR) exceeds the fixed cap rate specified in the agreement applied to a notional principal amount. At December 31, 1994, the company had interest rate cap agreements outstanding with an aggregate notional principal amount of $350 million. The premiums paid by the company for the interest rate caps are recorded in deferred charges and amortized over the lives of the cap agreements, which expire in 1996 and 1997. The recorded amount of the interest rate caps was $2 million at December 31, 1994. The company receives payments under the cap agreements when floating rates exceed the fixed cap rates, which average 5.46% at December 31, 1994.
         To mitigate exposure to variable interest rates, the company enters into agreements to effectively convert the interest rate exposure on certain debt and operating lease agreements in which the company is a lessee, from floating rate to fixed rate over the terms of the agreements. These "floating to fixed" rate swap agreements had notional amounts totaling $173 million and $115 million outstanding at December 31, 1994 and 1993, respectively, with expiration dates ranging from 1996 to 1998. Under these agreements, the company received an average floating rate of 6.36% and paid an average fixed rate of 7.02% at December 31, 1994.
         Under the interest rate swap agreements the company agrees to exchange in cash, at specified intervals, the difference between fixed and floating interest rate amounts based on agreed upon notional principal amounts. Floating interest rates paid or received by the company are based on the LIBOR and reprice periodically, typically in three to six month intervals.
         Amounts to be paid or received under the swap and cap agreements are recognized over the terms of the agreements as adjustments to interest expense or rent expense. Amounts receivable or payable under the agreements are included in receivables or accrued expenses in the consolidated balance sheets and were not material at December 31, 1994 and 1993.
         Although the company is exposed to credit loss for the interest rate differential in the event of nonperformance by the counterparties to the agreements described above, it does not currently anticipate nonperformance. The company mitigates counterparty risk by entering into transactions with financial institutions in the high investment grade category of ratings by Standard & Poor's Ratings Group and/or Moody's Investors Service.
         The estimated fair values of the company's debt, interest rate swap and cap agreements were determined from dealer quotations and represent the discounted future cash flows through maturity or expiration using current rates, and are effectively the amounts the company would pay or receive to terminate the agreements or retire the debt. The fair values of the interest rate swap and cap agreements discussed below are before consideration of the offsetting gains or losses associated with the exposures the instruments are intended to hedge.
         At December 31, 1994, the company had unrecognized gains of $13 million and $5 million on the interest rate caps and floating to fixed rate swap agreements, respectively, and an unrecognized loss of $61 million on the fixed to floating rate swap agreements. At December 31, 1993, the company had an unrecognized gain of $7 million on its fixed to floating rate swap agreements and an unrecognized loss of $3 million on its floating to fixed rate swap agreements. Changes in the fair values of these instruments are offset by changes in the fair values of the underlying assigned obligations.
         The estimated fair value of the company's debt (excluding capital lease obligations) was $1.91 billion and $1.65 billion at December 31, 1994 and 1993, respectively. This compares with net book values of $1.90 billion and $1.50 billion at December 31, 1994 and 1993, respectively.

SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------
                                                                   Preferred      Common     Retained   Translation
(In thousands, except share and per share amounts)                     Stock       Stock     Earnings    Adjustment        Total
--------------------------------------------------------------------------------------------------------------------------------
At December 31, 1991                                                $ 98,025     430,033      856,027         3,569    1,387,654
  Net earnings                                                            -           -       123,926            -       123,926
  Dividends declared:
    Common stock - $.60 per share                                         -           -       (44,641)           -       (44,641)
    Fixed Rate Auction Preferred Stock (FRAPS) - $10.50 per share         -           -       (10,500)           -       (10,500)
  Common stock issued under employee plans (1,720,115 shares)             -       31,242           -             -        31,242
  Foreign currency translation adjustment                                 -           -            -        (14,587)     (14,587)
  Other                                                                   -        2,040           -             -         2,040
--------------------------------------------------------------------------------------------------------------------------------
At December 31, 1992                                                  98,025     463,315      924,812       (11,018)   1,475,134
  Net loss                                                                -           -       (61,424)           -       (61,424)
  Dividends declared:
    Common stock - $.60 per share                                         -           -       (45,832)           -       (45,832)
    FRAPS - $4.96 per share                                               -           -        (4,958)           -        (4,958)
    Aviall, Inc. stock                                                    -           -      (314,000)           -      (314,000)
  Redemption of FRAPS                                                (98,025)         -        (1,975)           -      (100,000)
  Common stock issued under employee plans (1,883,062 shares)             -       37,225           -             -        37,225
  Foreign currency translation adjustment                                 -           -            -         (4,256)      (4,256)
  Other                                                                   -        8,292           -             -         8,292
--------------------------------------------------------------------------------------------------------------------------------
At December 31, 1993                                                      -      508,832      496,623       (15,274)     990,181
  Net earnings                                                            -           -       153,529            -       153,529
  Common stock dividends declared - $.60 per share                        -           -       (46,926)           -       (46,926)
  Common stock issued under employee plans (1,466,258 shares)             -       27,601           -             -        27,601
  Foreign currency translation adjustment                                 -           -            -          1,971        1,971
  Other                                                                   -        2,668           -             -         2,668
--------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1994                                                $     -      539,101      603,226       (13,303)   1,129,024
================================================================================================================================

     At December 31, 1994, the company had 78,760,742 Preferred Stock Purchase Rights (Rights) outstanding. The Rights were issued in March 1986 as a dividend to common shares outstanding and expire in 1996. The Rights contain provisions to protect shareholders in the event of an unsolicited attempt to acquire the company which is not believed by the board of directors to be in the best interest of shareholders. The Rights are evidenced by common stock certificates, are subject to antidilution provisions, and are not exercisable or transferable apart from the common stock until ten days after a person, or a group of affiliated or associated persons, acquires beneficial ownership of 10% or more, or makes a tender offer for 30% or more, of the company's common stock. The Rights entitle the holder, except such an acquiring person, to purchase at the current exercise price of $100 that number of the company's common shares which at the time would have a market value of $200. In the event the company is acquired in a merger or other business combination (including one in which the company is the surviving corporation), each Right entitles its holder to purchase at the current exercise price of $100 that number of common shares of the surviving corporation which would then have a market value of $200. In lieu of common shares, Rights holders can purchase 1/150 of a share of Series C Preferred Stock for each Right. The Series C Preferred Stock would be entitled to quarterly dividends equal to the greater of $10 per share or 150 times the common stock dividend per share, and have 150 votes per share, voting together with the common stock. The Rights have no voting rights and are redeemable, at the option of the company, at a price of $.033 per Right prior to the acquisition by a person or a group of affiliated or associated persons of beneficial ownership of 10% or more of the company's common stock.
     In 1993, the company redeemed all of its outstanding Fixed Rate Auction Preferred Stock (Series A and B) for $100 million.

EMPLOYEE STOCK OPTION AND
DIRECTORS' STOCK PLANS
OPTION PLANS. The Profit Incentive Stock Plan provides for the granting of stock options to certain non-officer employees to purchase common shares at prices not less than 85% of the fair market value at the date of grant; all options granted in 1994, 1993 and 1992 were at fair market value. These options are for terms not exceeding 10 years and are exercisable cumulatively 25% or 50% each year, based on the terms of the grant.
     The 1980 Stock Incentive Plan provides for the granting of stock options to key employees at a price equal to the fair market value of shares at the date of grant. These options are for terms not exceeding 10 years, are generally exercisable cumulatively

20% or 50% each year, based on the terms of the grant, and may be granted in tandem with stock appreciation rights, limited stock appreciation rights and performance units. The plan also provides for restricted stock rights to these employees at no cost to them; none were granted in 1994, 1993 or 1992.
     The following table summarizes the status of the company's stock option plans:

----------------------------------------------------------------
(Shares in thousands)                      1994     1993    1992
----------------------------------------------------------------
Outstanding, January 1                    6,110    6,342   6,557
  Average per share                      $22.45    23.09   22.37
Granted                                   1,380      772     840
  Average per share                      $24.80    26.43   23.93
Exercised                                   405    1,305     757
  Average per share                      $20.42    20.32   17.18
Expired or canceled                         505      127     298
  Average per share                      $24.87    24.98   24.57
Adjustment for dividend of Aviall stock      -       428       -
Outstanding, December 31                  6,580    6,110   6,342
  Average per share                      $22.88    22.45   23.09

Exercisable, December 31                  4,839    4,901   4,957
Available for future grant                  983    1,858     903
================================================================

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

DIRECTORS' STOCK PLAN. Under the company's Directors' Stock Plan, any eligible director may elect to receive restricted common shares equal to the nearest number of whole shares that can be purchased for $15 thousand based on the fair market value at the date of the grant, in lieu of $10 thousand cash compensation. The shares fully vest six months after the date of grant, provided that the director continues to serve in that capacity at that date. The shares may not be sold or transferred until six months after the date when service as a director ceases. During 1994, 6,232 shares, with a fair market value of $165 thousand at the date of grant, were issued under this plan. No shares were issued pursuant to this plan prior to 1994.

PENSION PLANS
The company and its subsidiaries sponsor several defined benefit pension plans, covering substantially all employees not covered by union-administered plans, including certain employees in foreign countries. These plans generally provide participants with benefits based on years of service and career-average compensation levels. Funding policy for these plans is to make contributions based on normal costs plus amortization of unfunded past service liability, but not greater than the maximum allowable contribution deductible for Federal income tax purposes. The majority of the plans' assets are invested in a master trust which, in turn, is primarily invested in listed stocks and bonds. The company also contributed to various defined benefit, union-administered, multi-employer plans for employees under collective bargaining agreements. Total pension expense for 1994, 1993 and 1992 was as follows:

----------------------------------------------------------------
(In thousands)                         1994      1993       1992
----------------------------------------------------------------
Company-administered plans:
  Present value of benefits
    earned during the year        $ 23,378     21,780     20,320
  Interest cost on projected
    benefit obligation              32,290     28,263     25,269
  Return on plan assets:
    Actual                          (1,725)   (43,551)   (26,387)
    Deferred                       (34,345)    11,366     (2,271)
  Other, net                           165     (2,066)    (2,113)
----------------------------------------------------------------
                                    19,763     15,792     14,818
Union-administered plans            21,282     19,239     19,448
----------------------------------------------------------------
Net pension expense               $ 41,045     35,031     34,266
================================================================

    Included in the above amounts is the pension expense allocated to discontinued operations totaling $2 million in 1993 and 1992.

    The following table sets forth the plans' funded status and the company's prepaid expense at December 31, 1994 and 1993:

-----------------------------------------------------------------------------
(In thousands)                                               1994        1993
-----------------------------------------------------------------------------
Plan assets at fair value                               $ 442,562     423,636
-----------------------------------------------------------------------------
Actuarial present value of service rendered to date:
  Accumulated benefit obligation, including
    vested benefits of $323,455 in
    1994 and $376,951 in 1993                            (350,269)   (402,560)
  Additional benefit based on estimated
    future salary levels                                  (53,681)    (56,431)
-----------------------------------------------------------------------------
Projected benefit obligation                             (403,950)   (458,991)
-----------------------------------------------------------------------------
Projected benefit obligation (in excess of)
  less than plan assets                                    38,612     (35,355)
Unrecognized transition amount                            (22,647)    (26,276)
Other, primarily unrecognized prior
  service cost and net (gains) losses                      (1,389)     66,865
-----------------------------------------------------------------------------
Prepaid pension expense                                 $  14,576       5,234
=============================================================================

    The following table sets forth the actuarial assumptions used for the company's dominant plan:

-----------------------------------------------------------
                                               1994    1993
-----------------------------------------------------------
Discount rate for determining projected
  benefit obligation                          8.50%   7.00%
Rate of increase in compensation levels       5.00%   5.00%
Expected long-term rate of return on
  plan assets                                 8.50%   8.50%
Transition amortization in years                15      15
Gain and loss amortization in years              9       9
===========================================================

    The cumulative effect of the change in the discount rate as of December 31, 1994 is included above in unrecognized net gains (losses).
    In connection with the spin off of Aviall, the company was required to retain the accumulated benefit obligation and associated assets related to participants in the company's primary pension plan who were either present or former employees of Aviall for services rendered through the date of the spin off. The company treated all present or former employees of Aviall as terminated participants of this plan as of the date of the spin off.

EMPLOYEE SAVINGS AND
STOCK PURCHASE PLANS
SAVINGS PLANS. The company has defined contribution savings plans that cover substantially all eligible employees. Company contributions to the plans are based on employee contributions and the level of company match. Company contributions to the plans totaled approximately $7 million in 1994 and 1993 and $4 million in 1992.

PURCHASE PLANS. The Employee Stock Purchase Plan provides for periodic offerings to substantially all U.S. and Canadian employees, with the exception of executives who participate in the 1980 Stock Incentive Plan, to subscribe shares of the company's common stock at 85% of the fair market value on either the date of offering or the last day of the purchase period, whichever is less. The U.K. Stock Purchase Scheme provides for periodic offerings to substantially all U.K. employees to subscribe shares of the company's common stock at 85% of the fair market value on the date of the offering.
    The following table summarizes the status of the company's stock purchase plans:

----------------------------------------------------------------------
(Shares in thousands)                          1994    1993       1992
----------------------------------------------------------------------
Outstanding, January 1                        1,187   1,784      1,350
  Average per share                          $18.08   19.79      19.06
Granted                                       1,827      -       1,745
  Average per share                          $22.92      -       19.92
Exercised                                     1,054     641      1,019
  Average per share                          $18.16   19.92      19.23
Expired or canceled                             141      53        292
  Average per share                          $18.45   19.92      19.24
Adjustment for dividend of Aviall stock          -       97         -
Outstanding, December 31                      1,819   1,187      1,784
  Average per share                          $22.87   18.08      19.79

Exercisable, December 31                         -    1,142         -
Available for future grant                    1,574   3,260      3,207
======================================================================

     Shares outstanding at the time of the spin off of Aviall were adjusted using a method similar to the one used for the company's stock option plans.

POSTRETIREMENT BENEFITS
OTHER THAN PENSIONS
The company and its subsidiaries sponsor plans which provide retired employees with certain health care and life insurance benefits. Substantially all employees not covered by union-administered health and welfare plans are eligible for these benefits. Health care benefits for the company's principal plans are generally provided to qualified retirees under age 65 and eligible dependents. Generally, these plans require employee contributions which vary based on years of service and include provisions which cap company contributions.
     Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The statement requires that the expected costs of health care and life insurance provided to retired employees be recognized as expense during the years employees render service. As a result of adopting this statement, a pretax charge of $41 million ($25 million after tax, or $0.33 per common share) was recorded as the cumulative effect of a change in accounting principle to establish a liability for the present value of expected future benefits attributed to employees' service rendered prior to January 1, 1993. Under the company's previous accounting policy the cost of these benefits was recognized as expense as claims were incurred. Costs under this method were $3 million in 1992.

     Total periodic postretirement benefit expense for 1994 and 1993 was as follows:

--------------------------------------------------------------------
(In thousands)                                          1994    1993
--------------------------------------------------------------------
Current year service cost                             $1,792   1,360
Interest accrued on postretirement
  benefit obligation                                   3,693   3,682
Other, net                                               317       -
--------------------------------------------------------------------
Periodic postretirement benefit cost                  $5,802   5,042
====================================================================

    The company's postretirement benefit plans are not funded. The company's obligation under the plans as of December 31, 1994 and 1993 is as follows:

--------------------------------------------------------------------
(In thousands)                                         1994     1993
--------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                          $26,586   27,487
  Fully eligible active plan participants             6,631    4,401
  Other active plan participants                     16,031   20,697
--------------------------------------------------------------------
                                                     49,248   52,585
Unrecognized net gain (loss)                          1,259   (5,509)
--------------------------------------------------------------------
Accrued unfunded postretirement benefit obligation  $50,507   47,076
====================================================================

    The following table sets forth the actuarial assumptions used for the company's dominant plan:

--------------------------------------------------------------------
                                                      1994      1993
--------------------------------------------------------------------
Discount rate for determining accumulated
  postretirement benefit obligation                  8.50%     7.00%
Present health care cost trend rate                 12.50%    13.00%
Ultimate trend rate in 2003 and later                6.00%     6.00%
====================================================================

    The cumulative effect of the change in the discount rate as of December 31, 1994 is included above in unrecognized net gain (loss).
    Increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $2 million and would not have a material effect on periodic postretirement benefit cost for 1994.

ENVIRONMENTAL MATTERS
The company's operations involve storing and dispensing petroleum products, primarily diesel fuel. In 1988, the Environmental Protection Agency issued regulations that established requirements for testing and replacing underground storage tanks. The company is involved in various stages of investigation, cleanup and tank replacement to comply with the regulations. In addition, the company received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act and similar state statutes and may be required to share in the cost of cleanup of 25 identified disposal sites.
    The company records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred. Generally, the timing of these accruals coincides with the identification of an environmental problem through the company's internal procedures or upon notification from regulatory agencies. The company's probable environmental loss is based on information obtained from independent environmental engineers and/or from company experts regarding the nature and extent of environmental contamination, remedial alternatives available and the cleanup criteria required by relevant governmental agencies. The estimated costs include anticipated site testing, consulting, remediation, disposal, post-remediation monitoring and legal fees, as appropriate, based on information available at that time. These amounts represent the estimated undiscounted costs to fully resolve the environmental matters in accordance with prevailing Federal, state and local requirements based on information presently available. The liability does not reflect possible recoveries from insurance companies or reimbursement of remediation costs by state agencies, but does include a reasonable estimate of cost sharing with other PRPs at Superfund sites. At December 31, 1994 and 1993, the company had accrued $57 million and $45 million, respectively, for environmental liabilities. The company incurred $24 million of environmental expenses in both 1994 and 1993 and $23 million in 1992.
    The ultimate costs of the company's environmental liabilities cannot be projected with certainty due to the presence of several unknown factors, primarily the level of contamination, the effectiveness of selected remediation methods, the stage of investigation at the individual sites, the determination of the company's liability in proportion to other responsible parties and the recoverability of such costs from third parties. Based on information presently available, management believes that the ultimate disposition of these matters, although potentially material to the results of operations in any one year, will not have a material adverse effect on the company's financial condition or liquidity.

DISCONTINUED OPERATIONS
On December 7, 1993, the company completed the spin off of its aviation services subsidiaries as a new public company ("Aviall, Inc." or "Aviall"). Under the terms of the spin off, the company distributed to common stockholders one share of Aviall, Inc. common stock for each four Ryder System, Inc. common shares owned. The distribution had the effect of reducing the company's retained earnings by $314 million.
    In the accompanying consolidated statements of earnings, Aviall's results of operations have been combined with those of the company's previously discontinued aircraft leasing business, which was disposed of in 1992, and reported as discontinued operations.
    The results of discontinued operations are summarized below:


----------------------------------------------------------------------------
                                                 Period Ended     Year Ended
                                                  December 7,   December 31,
(In thousands)                                           1993           1992
----------------------------------------------------------------------------
Net sales                                          $1,086,600      1,171,847
============================================================================
Earnings (loss) from operations before
  income taxes and disposition gain                $ (191,874)        33,099
Income tax benefit (provision)                         41,161        (13,223)
----------------------------------------------------------------------------
Earnings (loss) from operations
  before disposition gain                            (150,713)        19,876
----------------------------------------------------------------------------
Estimated gain on disposition                              -           9,272
Income tax provision                                       -          (3,272)
----------------------------------------------------------------------------
Net gain on disposition                                    -           6,000
----------------------------------------------------------------------------
Earnings (loss) from discontinued operations       $ (150,713)        25,876
============================================================================

    The loss from discontinued operations in 1993 includes an after tax charge of $169 million ($2.18 per common share) related to the restructuring of Aviall and transaction costs associated with the spin off. Earnings from discontinued operations for 1992 include an after tax gain of $6 million ($0.08 per common share) on the final disposition of the discontinued aircraft leasing business.
    Interest expense was allocated to the discontinued businesses based upon an assumed debt to equity ratio consistent with other similar businesses and with the company's historical interest allocation method for segment reporting. Interest expense of $24 million and $33 million was included in the operating results of discontinued operations for 1993 and 1992, respectively.
    The company will continue to guarantee, for a limited period, approximately $19 million of Aviall's indebtedness to the European Investment Bank in exchange for a customary guarantee fee.

OTHER MATTERS
The company is a party to various claims, legal actions and complaints arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of these matters will not have a material impact on the financial condition, liquidity or results of operations of the company.

SEGMENT INFORMATION
The company's operating segments are Vehicle Leasing & Services and Automotive Carriers. Vehicle Leasing & Services offers a variety of truck-related services including full service truck leasing, commercial and consumer truck rental, programmed maintenance service and dedicated logistics. It also operates student transit services and manages and operates public transit services. Automotive Carriers is the largest highway transporter of new cars and trucks in the United States and a major transporter in Canada.
    Revenue by segment includes intersegment transactions which are based on substantially the same terms as transactions with unaffiliated customers. These amounts are eliminated in consolidation. Revenue of $452 million, $453 million and $468 million, primarily from Automotive Carriers, was derived from General Motors Corporation in 1994, 1993 and 1992, respectively.

-------------------------------------------------------------------------------
(In thousands)                                     1994        1993        1992
-------------------------------------------------------------------------------
REVENUE:
  Vehicle Leasing & Services                 $4,057,735   3,596,803   3,384,952
  Automotive Carriers                           645,402     634,634     651,216
  Intersegment                                  (17,534)    (14,407)    (16,493)
-------------------------------------------------------------------------------
                                             $4,685,603   4,217,030   4,019,675
-------------------------------------------------------------------------------
  Foreign portion of revenue                 $  347,671     311,265     336,499
===============================================================================
OPERATING PROFIT:
  Vehicle Leasing & Services                 $  389,085     335,793     283,505
  Automotive Carriers                            49,850      31,832      47,876
  Other                                             166         (49)        118
-------------------------------------------------------------------------------
    Operating profit                            439,101     367,576     331,499
  Miscellaneous expense, net                     (2,627)       (650)     (2,678)
  Interest expense                             (144,735)   (124,789)   (139,664)
  Unallocated corporate
    overhead expense                            (31,220)    (32,361)    (23,612)
-------------------------------------------------------------------------------
  Earnings from continuing operations
    before income taxes                      $  260,519     209,776     165,545
-------------------------------------------------------------------------------
  Foreign portion of operating profit        $   30,030      26,176      25,692
-------------------------------------------------------------------------------
  Foreign portion of earnings from
    continuing operations
    before income taxes                      $   16,017       9,140       6,711
===============================================================================
DEPRECIATION:
  Vehicle Leasing & Services                 $  628,625     557,406     536,951
  Automotive Carriers                            35,689      39,418      43,155
  Other                                             900       1,074       1,144
-------------------------------------------------------------------------------
                                                665,214     597,898     581,250
  Gains on vehicle sales                        (73,545)    (54,560)    (34,237)
-------------------------------------------------------------------------------
                                             $  591,669     543,338     547,013
===============================================================================
IDENTIFIABLE ASSETS:
  Vehicle Leasing & Services                 $4,644,294   3,908,931   3,446,998
  Automotive Carriers                           285,950     277,310     303,917
  Other                                         121,911     107,327      61,283
  Eliminations                                  (37,682)    (35,180)    (43,789)
-------------------------------------------------------------------------------
                                              5,014,473   4,258,388   3,768,409
  Net assets of discontinued operations              -           -      910,124
-------------------------------------------------------------------------------
  Total assets                               $5,014,473   4,258,388   4,678,533
-------------------------------------------------------------------------------
  Foreign portion of identifiable assets     $  562,664     414,173     394,571
===============================================================================
CAPITAL EXPENDITURES,
  INCLUDING CAPITAL LEASES:
  Vehicle Leasing & Services                 $1,722,329   1,205,620   1,030,012
  Automotive Carriers                            43,789      31,045      40,528
  Other                                           4,044         856         494
-------------------------------------------------------------------------------
                                             $1,770,162   1,237,521   1,071,034
===============================================================================

SUPPLEMENTAL FINANCIAL DATA                                                         Ryder System, Inc. and Consolidated Subsidiaries


QUARTERLY DATA
----------------------------------------------------------------------------------------------------------------------------
                                                                                           Quarters
                                                               -------------------------------------------------------------
(In thousands, except per share amounts)                          First           Second             Third            Fourth
----------------------------------------------------------------------------------------------------------------------------
Revenue:
  1994                                                       $1,071,837        1,176,339         1,194,675         1,242,752
  1993                                                       $  999,657        1,080,233         1,043,495         1,093,645
----------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations:
  1994                                                       $   23,738           49,842            41,957            37,992
  1993                                                       $   19,946           40,744            23,488            30,544
----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss):
  1994                                                       $   23,738           49,842            41,957            37,992
  1993                                                       $   (1,197)        (122,204)           27,783            34,194
----------------------------------------------------------------------------------------------------------------------------
Earnings per common share from continuing operations:
  1994                                                       $     0.30             0.64              0.53              0.48
  1993                                                       $     0.23             0.51              0.30              0.39
----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share:
  1994                                                       $     0.30             0.64              0.53              0.48
  1993                                                       $    (0.05)           (1.60)             0.36              0.44
============================================================================================================================

Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year.
         Net loss in the first quarter of 1993 includes the cumulative effect of a change in accounting resulting in an after tax charge of $25 million ($0.33 per common share). See "Postretirement Benefits Other Than Pensions" note for additional discussion.
         Net loss for the second quarter of 1993 includes an after tax charge of $169 million ($2.18 per common share) related to the discontinued aviation services subsidiaries. See "Discontinued Operations" note for additional discussion.

COMMON STOCK DATA
At December 31, 1994 and 1993, the company had 78,760,742 and 77,294,484 shares, respectively, of common stock outstanding. As of January 31, 1995, there were 19,516 common stockholders. The payment of cash dividends is subject to the restrictions described on page 40.
         The company's common shares are traded on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange and its ticker symbol is "R." Quarterly market price ranges of the common shares and quarterly cash dividends on common shares during 1994 and 1993 were as follows:


-----------------------------------------------------------------------------------------------------
                                              Market Price
                            ------------------------------------------------            Common Share
                                   1994                         1993                   Cash Dividends
                           --------------------          -------------------          ---------------
                             High        Low               High       Low            1994        1993
-----------------------------------------------------------------------------------------------------
First quarter               $27 7/8      24 1/8            32 1/4     27 1/4          .15         .15
Second quarter               25 7/8      21 3/8            31 7/8     26 1/2          .15         .15
Third quarter                28          24 1/2            33 1/2     27 7/8          .15         .15
Fourth quarter (a)           26 7/8      19 7/8            26 5/8     24 3/4          .15         .15
=====================================================================================================

(a) On December 7, 1993, the company completed the spin off of its aviation services subsidiaries by distributing to common stockholders one share of Aviall, Inc. common stock valued at $16.25 for each four Ryder System, Inc. common shares owned. The high and low presented for the first, second and third quarter of 1993 represent the values of the company's common stock before the spin off. The high and low for the fourth quarter of 1993 represent the values of the company's common stock after the spin off. The high and low for the fourth quarter prior to the spin off were 31 3/4 and 26 1/4, respectively.

SUPPLEMENTAL FINANCIAL DATA


ELEVEN YEAR SUMMARY
----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)              1994         1993         1992        1991
----------------------------------------------------------------------------------------------------------
Revenue                                                   $4,685,603    4,217,030    4,019,675   3,851,334
Earnings from continuing operations (a):
  Before income taxes                                     $  260,519      209,776      165,545      60,479
  After income taxes                                      $  153,529      114,722       98,050      30,923
  Per common share                                        $     1.95         1.43         1.17        0.28
Net earnings (loss) (b)                                   $  153,529      (61,424)     123,926      14,017
  Per common share (b)                                    $     1.95        (0.84)        1.51        0.05
----------------------------------------------------------------------------------------------------------
Cash dividends per common share                           $     0.60         0.60         0.60        0.60
Average number of common and
  common equivalent shares (in thousands)                     78,768       77,535       75,046      73,837
Average common equity                                     $1,057,931    1,266,715    1,327,624   1,317,888
Return on average common equity (%) (c)                         14.5         10.2          8.1         4.2
Book value per common share                               $    14.33        12.81        18.26       17.50
Market price - high (d)                                   $       28       26 5/8       28 7/8      21 5/8
Market price - low (d)                                    $   19 7/8       24 3/4       19 5/8          14
----------------------------------------------------------------------------------------------------------
Total debt                                                $1,912,898    1,531,446    1,668,947   1,988,509
Long-term debt                                            $1,794,795    1,374,943    1,499,765   1,742,911
Debt to equity (%)                                               169          155          113         143
Debt to tangible equity (%)                                      227          202          135         176
----------------------------------------------------------------------------------------------------------
Year-end assets                                           $5,014,473    4,258,388    4,678,533   4,843,991
Return on average assets (%) (e)                                 3.3          2.7          2.3         0.5
Average asset turnover (%) (e)                                  99.6        103.2        104.0        95.2
----------------------------------------------------------------------------------------------------------
Cash flow from continuing operating activities
  and asset sales                                         $1,096,222      995,954    1,066,936     855,373
Capital expenditures, including capital leases            $1,770,162    1,237,521    1,071,034     598,044
----------------------------------------------------------------------------------------------------------
Number of vehicles (e)                                       188,831      168,278      160,188     155,159
Number of employees (e)                                       43,095       37,949       37,336      35,566
==========================================================================================================

(a) Earnings from continuing operations for 1989 include a pretax charge of $83 million ($52 million after tax or $0.67 per common share) related to several unusual items, primarily anticipated losses on accelerated vehicle dispositions, changes to prior years' workers' compensation loss reserves and staff and facility reductions. Earnings from continuing operations for 1988 include a pretax charge of $66 million ($50 million after tax or $0.63 per common share) related to a provision for business restructurings and revaluation of goodwill.
(b) Net loss for 1993 includes the cumulative effect of a change in accounting resulting in an after tax charge of $25 million ($0.33 per common share), and an after tax charge of $169 million ($2.18 per common share) related to the discontinued aviation services subsidiaries. Net earnings for 1992 include an after tax gain of $6 million ($0.08 per common share), related to the final disposition of the discontinued aircraft leasing business. Net earnings for 1991 and 1990 include after tax charges of $52 million ($0.70 per common share) and $36 million ($0.48 per common share), respectively, for the discontinuance of the same business. Net earnings for 1989 and 1988 include, in addition to the items discussed in (a) above, after tax extraordinary losses of $6 million ($0.08 per common share) and $19 million ($0.23 per common share), respectively, related to the early retirement of debt. Also included in 1988 is a one-time favorable adjustment of $81 million ($1.02 per common share) for the cumulative effect of a change in accounting for income taxes. Net earnings
         (loss) for all years include the results of discontinued operations.

                                                                                    Ryder System, Inc. and Consolidated Subsidiaries


------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)      1990         1989       1988         1987       1986       1985         1984
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                            3,950,024    3,889,063  3,842,724    3,621,526  3,105,632  2,723,705    2,445,038
Earnings from continuing operations (a):
  Before income taxes                                 98,690       54,090    167,131      237,560    232,855    188,686      191,125
  After income taxes                                  58,632       31,975    100,249      149,615    139,317    118,496      115,736
  Per common share                                      0.64         0.31       1.18         1.82       1.80       1.64         1.62
Net earnings (loss) (b)                               42,680       45,986    197,173      187,113    160,933    125,316      135,908
  Per common share (b)                                  0.43         0.50       2.40         2.29       2.09       1.73         1.91
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                         0.60         0.60       0.56         0.52       0.44       0.40         0.36
Average number of common and
  common equivalent shares (in thousands)             74,769       77,275     79,641       79,621     74,898     72,410       71,226
Average common equity                              1,365,269    1,419,226  1,406,470    1,227,372    957,084    814,897      702,972
Return on average common equity (%) (c)                  5.0          3.1        9.1         14.8       16.3       15.4         16.8
Book value per common share                            18.06        18.24      18.71        16.75      14.72      12.20        10.84
Market price - high (d)                               23 3/8       31 1/8     32 1/2           43     35 1/2     24 5/8       19 5/8
Market price - low (d)                                12 1/4       19 3/4     22 5/8           20     21 1/2     14 5/8       12 3/4
------------------------------------------------------------------------------------------------------------------------------------
Total debt                                         2,402,741    2,674,884  2,576,568    2,614,018  2,037,824  1,553,100    1,055,471
Long-term debt                                     1,883,869    2,151,411  2,281,604    2,476,715  1,866,980  1,459,235    1,012,054
Debt to equity (%)                                       168          180        162          185        164        160          138
Debt to tangible equity (%)                              213          226        202          232        214        231          151
------------------------------------------------------------------------------------------------------------------------------------
Year-end assets                                    5,263,498    5,690,450  5,639,674    5,450,809  4,526,087  3,643,599    2,718,591
Return on average assets (%) (e)                         1.1          0.5        2.0          3.5        3.6        3.8          4.8
Average asset turnover (%) (e)                          88.7         83.0       83.5         87.2       83.4       87.2        100.6
------------------------------------------------------------------------------------------------------------------------------------
Cash flow from continuing operating activities
  and asset sales                                  1,093,739    1,017,418  1,004,776    1,006,819    891,601    697,987      658,935
Capital expenditures, including capital leases       787,740    1,032,056  1,120,751    1,157,993    758,450    768,509      865,463
------------------------------------------------------------------------------------------------------------------------------------
Number of vehicles (e)                               160,983      163,082    162,633      153,848    134,987    109,644      100,654
Number of employees (e)                               35,591       37,628     40,625       36,811     30,865     24,624       21,688
====================================================================================================================================

(c) Excludes the cumulative effect of changes in accounting and special charges and gains related to discontinued operations.
(d) On December 7, 1993, the company completed the spin off of its aviation services subsidiaries by distributing to common stockholders one share of Aviall, Inc. common stock valued at $16.25 for each four Ryder System, Inc. common shares owned. The high and low presented for 1993 were the values of the company's common stock after the spin off. The high and low for 1993 prior to the spin off were 33 1/2 and 26 1/4, respectively.
(e)      Excludes discontinued operations.

Average common shares and all per share information have been adjusted for 3% stock dividends in 1983-1984, the March 1985 two-for-one split and the May 1986 three-for-two split, as appropriate.

GLOSSARY OF INDUSTRY TERMS


                                    [PHOTO]

                              Ryder auto carriers
                         transported nearly 6.3 million
                               vehicles in 1994.


ASSET MANAGEMENT:
         A Ryder core competency that encompasses the specification, purchasing, managing, maintaining, and disposing of vehicles at the appropriate time, all to increase return on investment.

ASSET RATIONALIZATION:
         A process that audits a company's transportation and distribution assets and compares them against an optimum supply chain design.

AUTOMOTIVE CARRIAGE:
         A business that delivers finished vehicles to dealers from manufacturing plants, ports and railheads. Automotive carriers often provide other value-added services such as vehicle inspection, yard management and finished vehicle detailing.

BACKHAUL:
         The return movement of a vehicle from its original destination back to its point of origin with a payload.

CONTRACT CARRIER:
         A for-hire carrier that serves only shippers with which the carrier has a continuing contract, and not the general public.

CONTRACT LOGISTICS:
         The use of a third-party provider to plan, implement and control the efficient, cost-effective flow and storage of raw materials, in-process inventory, finished goods and related information from the point of origin to the point of consumption, or any portion thereof.

CUBED OUT:
         A term that refers to the percentage of a vehicle's cubic hauling space that is utilized in a shipment. If a particular vehicle is 100% "cubed out," it has no additional space in which to carry freight.

CYCLE TIME:
         The time it takes for a business to receive, fulfill and then deliver an order to a customer. Once measured only in days, many industries now measure it in hours.

DEDICATED CONTRACT CARRIAGE:
         A third-party contractual service that dedicates vehicles and drivers to a single customer for its exclusive use, usually done in a closed loop or fixed route situation.

EFFICIENT CONSUMER RESPONSE (ECR):
         A grocery industry initiative designed to replenish stock on store shelves based on actual consumer demand rather than by demand forecasting.

                                    [PHOTO]

                               Home Depot is one
                                of Ryder's more
                           than 13,000 full service
                           truck leasing customers.


ELECTRONIC DATA INTERCHANGE (EDI):
         Computer-to-computer communication between two or more companies that is used to generate documents like purchase orders and invoices. EDI also enables firms to access the information systems of suppliers, customers and carriers to determine real-time status of shipments and inventory.

FINANCE LEASE:
         Often, a full-payout agreement in which the customer, at the end of the lease term, assumes ownership of the vehicle or is provided with a purchase option. The lessee is usually responsible for maintenance, taxes and insurance.

FLOW-THROUGH DISTRIBUTION:
         A process in which products from multiple locations are brought into a central facility (sometimes called a cross-dock), are re-sorted by delivery destination and shipped in the same day. This eliminates warehousing, reduces inventory levels and speeds order turnaround time. The designing, location and management of flow-through distribution locations is often a part of a company's logistics reengineering strategy.

FULL SERVICE TRUCKLEASE:
         A full service truck lease is a system that provides the customer with a truck and a variety of support services for a single monthly lease payment. Full service leases may include features like preventive maintenance, emergency roadside repairs, equipment evaluations and specifications, fuel, administrative support, driver support, safety programs, and the return of vehicles at the end of the contract term.

INTEGRATED LOGISTICS:
         A system-wide management view of the entire supply chain, from raw materials supply through finished goods distribution. It requires managing all functions that make up the supply chain as a single entity, rather than managing individual functions separately.

INTERMODAL TRANSPORTATION:
         Transporting freight by using two or more transportation modes. An example would be freight in containers which might first be taken to a port by truck, transported by ship, then carried by rail, and finally be transferred back to a truck for delivery to its final destination.

INVENTORY DEPLOYMENT:
         A technique for reducing the number of warehouses required by replacing excess inventory with event-driven information derived from tracking the location of inventory at rest as well as in motion. It is typically done using bar-coding and radio frequency technology, which eliminate paperwork.

                                    [PHOTO]

                           Ryder Dedicated Logistics
                           delivers parts to Saturn's
                             manufacturing facility
                         just in time, 300 times a day,
                                365 days a year.


INVENTORY MANAGEMENT:
         The process of ensuring the availability of products through inventory administration activities such as planning, stock positioning, and monitoring the age of the product.

INVENTORY TURNS:
         The number of times inventory is sold during a period, generally measured in turns per year.

JUST-IN-TIME (JIT):
         An in-bound manufacturing strategy that smoothes material flow into assembly and manufacturing plants. JIT minimizes inventory investment by providing timely, sequential deliveries of product exactly where and when it is needed, from a multitude of suppliers. Traditionally an automotive strategy, it is being introduced into many other industries.

LESS-THAN-TRUCKLOAD (LTL) CARRIERS:
         Trucking companies that consolidate and then transport small shipments of freight by utilizing a network of terminals and relay points.

LOGISTICS:
         The function which encompasses materials management and physical distribution.

LOGISTICS CHANNEL:
         The network of supply chain participants engaged in storage, handling, transfer, transportation and communications functions that contribute to the efficient flow of goods.

OUTSOURCING:
         Subcontracting business functions or processes such as logistics and transportation services to an outside firm, instead of doing them in-house.

PRIVATIZATION:
         A trend in the U.S. public sector brought about by the need to gain cost and service efficiencies available through private management of public services.

PUBLIC TRANSIT:
         The transportation of people by public sector organizations to and from work or other destinations. There is a trend in the public sector to outsource public transit to third-party providers, or "privatize," in order to gain cost and service efficiencies.

QUICK RESPONSE (QR) DELIVERY:
         A rapidly expanding delivery process using information technology to measure customer demand, enabling retailers to have stock on shelves when needed while maintaining minimum backroom inventories.

                                    [PHOTO]

                                 Ryder has more
                              than 34,000 vehicles
                             in its consumer truck
                                 rental fleet.


RENTAL DAY:
        The basic unit used to measure fleet utilization rates by companies that are in the business of renting vehicles. The total number of rental days recorded by commercial truck rental companies is an indicator that measures businesses' incremental need to ship products.

REVERSE LOGISTICS:
        Historically, the logistics process ended once products reached the consumer. Reverse logistics melds classic logistics activities with conservation, recycling and disposal - activities that center around preserving the environment and the need to conserve raw materials.

ROLLING STOCK:
        In the transportation business, rolling stock traditionally has meant "vehicles." The term is used in logistics to refer to inventory in motion, not at rest.

STUDENT TRANSPORTATION:
        The logistics business that transports students to and from school and extracurricular activities.

SUPPLY CHAIN MANAGEMENT:
        An integrating process that combines the classic logistics functions of physical distribution and materials management with the purchasing of raw materials and/or inventory and sales, marketing, information technology and strategic planning functions.


                                    [PHOTO]

                                 Ryder Student
                            Transportation Services
                              transports more than
                            440,000 students to and
                             from school each day.


THIRD-PARTY PROVIDER:
        A firm that supplies goods and services such as transportation and logistics to another company.

TIME-BASED COMPETITION:
        A competitive marketing strategy based on a company's ability to deliver its products to customers faster than its competition.

TRUCKLOAD (TL) CARRIERS:
        Trucking companies that move full truckloads of freight directly from the point of origin to its destination.

TRUCK RENTAL:
        A short-term transaction, generally under 12 months, that allows the customer the use of a truck for a specified period of time, generally measured in "rental days." Rental can be used to supplement a leased or privately-owned fleet during short periods of peak need to execute rush orders or handle excess volume, or to test new routes and distribution channels.

UTILIZATION RATE:
        A fleet productivity measurement that tracks the percentage of time that a truck or vehicle is being used or rented.

BOARD OF DIRECTORS                                   CORPORATE MANAGEMENT


M. ANTHONY BURNS                                     M. ANTHONY BURNS
Chairman, President and                              Chairman, President and
Chief Executive Officer                              Chief Executive Officer

ARTHUR H.BERNSTEIN (1,3)                             JAMES M. HERRON
President and Chief Executive Officer,               Senior Executive Vice President and
Bancorp Capital Group,Inc.                           General Counsel

EDWARD T. FOOTE II (2,3)                             EDWIN A. HUSTON
President, University of Miami                       Senior Executive Vice President -
                                                     Finance and Chief Financial Officer
JOHN A. GEORGES (1,4)
Chairman and                                         C. ROBERT CAMPBELL
Chief Executive Officer,                             Executive Vice President -
International Paper Company                          Human Resources and Administration

VERNON E. JORDAN, JR. (1,4)                          J. ERNEST RIDDLE
Senior Partner,                                      Executive Vice President -
Akin, Gump, Strauss,                                 Marketing
Hauer & Feld, LLP
                                                     R. RAY GOODE
HOWARD C. KAUFFMANN (2,4)                            Senior Vice President -
Retired President,                                   Public Affairs
Exxon Corporation
                                                     JOHN R. HADDOCK
DAVID T. KEARNS (1,3)                                Senior Vice President -
Chairman,                                            Industry and Commercial Marketing
New American Schools Development
Corporation and Retired Chairman                     BRUCE D. PARKER
and Chief Executive Officer,                         Senior Vice President -
Xerox Corporation                                    MIS and Chief Information Officer

LYNN M. MARTIN (2,3)                                 KEVIN M. PETERS
Former U.S. Secretary of Labor;                      Senior Vice President -
Chairperson,                                         Corporate Account Sales
Deloitte & Touche's Council
for the Advancement of Women;                        ANTHONY G. TEGNELIA
advisor to Deloitte & Touche; and                    Senior Vice President and Controller
Professor, J.L. Kellogg Graduate School of
Management at Northwestern University                STEVEN R. GOLDBERG
                                                     Vice President and Treasurer
JAMES W. MCLAMORE (1,4)
Chairman Emeritus,                                   JOSHUA HIGH
Burger King Corporation                              Vice President - Corporate Tax

PAUL J. RIZZO (2,3)                                  J. WAYNE JOHNSON
Retired Vice Chairman,                               Vice President - Risk Management
International Business
Machines Corporation                                 LISA A. RICKARD
                                                     Vice President - Federal Affairs
DONALD V. SEIBERT (1,4)
Retired Chairman of the Board and                    FRED RAY STUEVER
Chief Executive Officer,                             Vice President -
J.C. Penney Company, Inc.                            Environment, Health and Safety

HICKS B. WALDRON (2,4)                               H. JUDITH CHOZIANIN
Retired Chairman and                                 Secretary
Chief Executive Officer,
Avon Products, Inc.

ALVA O. WAY (2,3)
Chairman,
IBJ Schroder Bank &
Trust Company

MARK H. WILLES (2,3)
Vice Chairman,
General Mills, Inc.


(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Committee on Directors and
    Public Responsibility


OPERATING MANAGEMENT


VEHICLE LEASING &                          RYDER PUBLIC
SERVICES DIVISION                          TRANSPORTATION SERVICES
                                           President
RYDER COMMERCIAL                           Gerald R. Riordan
LEASING &SERVICES
President                                  Senior Vice President &
Dwight D. Denny                            General Manager
                                           John H. Dorr
Senior Vice President
Franklin W. Stephens                       Vice Presidents &
                                           General Managers
Vice Presidents &                          John A. Elliott
General Managers                           (Ryder Student Transportation
Joel E. Biggerstaff                        Services, Inc.)
(Southeast Region)                         John C. Green
Christopher H. Culley                      (Managed Logistics
(Mid West Region)                          Systems, Inc.)
Robert A. Dickinson                        Bobby J. Griffin
(Southwest Region)                         (ATE Management and
John R. Hosmer                             Service Company,Inc.)
(Mid Atlantic Region)
Stephen E. Hunt
(Northeast Region)                         AUTOMOTIVE CARRIER
Edward R. Justis, Jr.                      DIVISION
(Mid South Region)
William L. O'Donnell                       RYDER AUTOMOTIVE CARRIER
(Great Lakes Region)                       GROUP, INC.
Douglas M. Slack                           President
(West Region)                              James B. Griffin

Vice Presidents                            Executive Vice President
George E. Arseneau                         Michael J. Wagner
Thomas D. Hjertquist
Michael W. Kuryla                          Senior Vice President
Tracy A. Leinbach                          Steven C. Nichols
J. Randall Nobles
Robert P. Tabb                             Vice President
                                           Rolland G. Hill
RYDER TRUCK RENTAL
CANADA LTD.                                A.T.G. AUTOMOTIVE
Vice President &                           TRANSPORT GROUP, INC.
General Manager                            Vice President &
Gordon J. Box                              General Manager
                                           David N. Flett
RYDER DEDICATED
LOGISTICS, INC.                            BLAZER TRUCK LINES, INC.
President                                  Vice President &
Larry S. Mulkey                            General Manager
                                           Donn B. Whitmer
Senior Vice President
William D. Zollars                         RYDER AUTOMOTIVE
                                           OPERATIONS, INC.
Vice Presidents                            Senior Vice President
William A. Baum                            Bruce R. LeMar
Jerry W. Bowman
Enrique P. Fiallo                          Vice Presidents
Shar Javad                                 Ronald R. Borges
C. Michael McCanta                         Ronald L. Butterbaugh
Miles M. Raper                             Stephen M. Donly
                                           Vincent E. Fortuna
RYDER CONSUMER                             John S.Gottlieb
TRUCK RENTAL                               Gerald J. MacDonald
President                                  Craig J. McGrath
Gerald R. Riordan                          W. Joseph Tripp

Area Vice Presidents
Raymond W. Casey                           INTERNATIONAL
(Eastern Area)                             DIVISION
Wayne M. Mincey
(Central Area)                             Senior Vice President &
Jack P. Summerville                        General Manager
(Western Area)                             Randall E.West

Vice Presidents                            Vice Presidents
David S. Russell                           Dennis M. Custage
C. Mack                                    Kenneth V. Eckhart
                                           Scott R. Francis
                                           Glenn A. Schneider

                                           RYDER PLC
                                           Managing Director
                                           John Hodges

                                           RYDER TRANSPORT
                                           SERVICES GMBH
                                           Managing Director
                                           Rainer Sandow

                                           RYDER DE MEXICO,
                                           S.A. DE C.V.
                                           Managing Director
                                           Jaime White Ibanez

RYDER IN THE MARKETPLACE


VEHICLE LEASING & SERVICES DIVISION
Ryder Commercial Leasing & Services
Ryder Dedicated Logistics, Inc.
Ryder Consumer Truck Rental
Ryder Student Transportation Services,Inc.
Ryder Truck Rental Canada Ltd.
ATE Management and Service Company,Inc.
Ryder Move Management,Inc.
Managed Logistics Systems, Inc.

AUTOMOTIVE CARRIER DIVISION
Automotive Transport Inc.
Blazer Truck Lines, Inc.
Commercial Carriers, Inc.
Delavan
F.J. Boutell Driveaway Co., Inc.
MCL Motor Carriers Limited
QAT, Inc.

INTERNATIONAL DIVISION
Ryder Plc (United Kingdom)
Ryder Transport Services GmbH (Germany)
Ryder Polska Sp.z o.o (Poland)
Ryder de Mexico, S.A. de C.V. (Mexico)



DIVIDEND REINVESTMENT PLAN
Stockholders may automatically reinvest their dividends and cash in additional shares of Ryder System stock by enrolling in the company's Dividend Reinvestment Plan. Costs of the plan are paid by the company.
         Information about the Dividend Reinvestment Plan may be obtained by writing to the following address:
         The First National Bank of Boston
         Shareholder Services Division
         Dividend Reinvestment Unit M/S 45-01-06
         Post Office Box 1681
         Boston, Massachusetts 02105-1681



CORPORATE INFORMATION


ANNUAL MEETING
The annual meeting of stockholders of Ryder System, Inc. will be held at 11:00 a.m., Friday, May 5, 1995, at the Miami Airport Hilton and Towers, 5101 Blue Lagoon Drive, Miami,Florida. A formal notice of the meeting, together with a proxy statement and a form of proxy, was mailed to each stockholder with this annual report.

STOCKHOLDER INFORMATION AND 1994 FORM 10-K
For stockholder information or to obtain without charge a copy of Ryder System's Form 10-K Annual Report to the Securities and Exchange Commission, which will be available after March 31, 1995, please write to:
         Robert H. Tromberg
         Group Director - Investor Relations
         Ryder System, Inc.
         3600 N.W. 82nd Avenue
         Miami, Florida 33166

AUDITORS
KPMG Peat Marwick LLP
Certified Public Accountants
One Biscayne Tower
Suite 2900
2 South Biscayne Boulevard
Miami,Florida 33131

TRANSFER AGENT AND REGISTRAR
The First National Bank of Boston
Shareholder Services Division
Investor Relations Unit M/S 45-02-09
Post Office Box 644
Boston, Massachusetts 02105-0644
(617) 575-3170

COMMON STOCK LISTINGS
New York Stock Exchange
Chicago Stock Exchange
Pacific Stock Exchange

TRADING SYMBOL: R

EXECUTIVE OFFICES
Ryder System,Inc.
3600 N.W. 82nd Avenue
Miami, Florida 33166
(305) 593-3726

CORPORATE RESPONSIBILITY


In communities where its employees live and work, Ryder supports efforts which favorably impact the ability of women, minorities and the disadvantaged to participate more fully in society. The company believes such efforts are not only the right things to do, but also good business.
   Ryder addresses corporate responsibility in two ways, through Ryder-based programs designed to expand opportunities for women and minorities and through support of community organizations with the same focus.
   To Ryder, expanding opportunities for women and minorities provides a competitive advantage, both domestically and in important emerging global markets. The company believes so strongly in this advantage that it now requires employement diversity objectives as part of annual business plans for all bonus-eligible management personnel.
   To attract the best and brightest talent, including women and minority employees, Ryder works with and receives excellent advice from groups such as Catalyst, which represents women's issues; National Council of LaRaza, which represents Hispanic issues; and the National Urban League, which represents African American issues. Recruiting drives at historically black colleges and universities such as Florida A&M University, Howard University and Morehouse College also continue to be rich sources of qualified recruits. Of Ryder's 1994 MBA college recruits, more than 50% were women or minorities.

                                    [PHOTO]

             MEMBERS OF THE DIVERSITY COUNCIL MEET WITH TONY BURNS.

From left:   CAELI MATTHEWS, PRESIDENT, RYDER WOMEN'S MANAGEMENT
             ASSOCIATION; OFELIA SAN PEDRO, PRESIDENT, RYDER
             HISPANIC NETWORK; LOLLY WALTON, PRESIDENT, RYDER
             PROFESSIONAL SECRETARIES; AND MARY WALTON, PRESIDENT,
             RYDER BLACK EMPLOYEE NETWORK.

     The company has established employee network groups for the areas of Black Employees, Hispanic Employees, Professional Secretaries and Women's Management. These groups provide tangible business results through mentoring and recruiting, and by offering special insights into ways to improve operations and marketing. One interesting outgrowth has been an initiative to expand market penetration in key minority markets.
   The company's charitable contributions are made largely through the Ryder System Charitable Foundation, which supports a wide array of local and national causes aimed at bringing the disadvantaged more fully into the mainstream.
   Reflecting a growing belief that education provides the best hope of reaching that goal, a relatively large precentage of giving is made to programs in this area. From the local classroom to the national level, the company supports efforts to address the complex challenges facing today's educators.
   Scholarships and financial aid are made available for minority students at the community college, undergraduate and graduate levels through relationships with specific schools as well as the United Negro College Fund and the Jackie Robinson Foundation, which combines college scholarships with much-needed hands-on business experience.
   At home in South Florida, Ryder is a leader in meeting a variety of community needs. The company provides active leadership and significant financial support to such human needs groups as the United Way of Dade County. Extending its educational focus to the arts, support for "in-school" programs of the Florida Grand Opera, Coconut Grove Playhouse and Florida Philharmonic helps expose people of all ages and backgrounds to new cultural arts experiences. The company has made a significant gift to the South Florida Performing Arts Center Foundation's capital campaign and is providing leadership to that campaign, which will help fund construction of a new performing arts complex in downtown Miami.
   At Ryder, diversity and community involvement are fundamental elements of its business philosophy, and the company also encourage its employees to be active in the communities where they live and work. In doing so, the company believes it not only extends a positive impact to the communities, but also helps to develop business leadership skills in its employees.

RYDER SYSTEM, INC.
3600 NW 82nd Avenue
Miami, Florida 33166