Form 10-K405, Exhibit 13
period 1995-12-31
RYDER SYSTEM INC
filed 1996-03-27
CIK 85961

                                                                    EXHIBIT 13.1

RYDER SYSTEM, INC. AND CONSOLIDATED SUBSIDIARIES


FINANCIAL REVIEW

REVENUE


[GRAPH]

- Dedicated Logistics - 17%
- Full Service Truck Leasing - 33%
- Commercial and Consumer Rental - 21%
- Automotive Carriers - 11%
- Public Transportation - 8%
- International - 6%
- Other - 4%

OVERVIEW

The company reported revenue growth in excess of 10% in 1995 and earnings before accounting change were slightly higher than 1994 and the highest in company history. These results were achieved in spite of the impact of a softening economy on truck rental utilization, a 32-day strike by the International Brotherhood of Teamsters and costs related to reorganizations and the implementation of reengineering initiatives. Management believes it achieved the goals established for 1995. First, the company continued to expand its highest value-added contractual businesses, with both record revenue and record sales of new business in dedicated logistics, and continued revenue growth and strong sales of new business in full service truck leasing. Second, the company continued to focus on customer service and lowering costs by implementing several reengineering initiatives, including the completion of several projects in the areas of sales and marketing, maintenance and finance and administration. Finally, the company increased its overall market coverage domestically, continued to grow in Europe and Mexico and commenced activities in Brazil and Argentina.

     Earnings from continuing operations were slightly higher in 1995 compared with 1994 and 34% higher in 1994 compared with 1993. Vehicle Leasing & Services pretax earnings were higher in 1995 while Automotive Carriers pretax earnings declined due mainly to the impact of the Teamsters strike. Strong results from the truck rental businesses and Automotive Carriers, driven in part by a strong U.S. economy, were the primary reason for the increase in 1994 earnings compared with 1993.

     Revenue growth in 1995 was led by the company's two primary contractual product lines - full service truck leasing and dedicated logistics - which both surpassed growth rates achieved in 1994. Automotive Carriers revenue was lower in 1995 as a result of the Teamsters strike and a fourth quarter slowdown in vehicle production, which decreased the number of vehicles shipped. The increase in 1994 revenue compared with 1993 reflected growth in all of the company's major product lines.

     Total operating expense as a percentage of revenue was about the same in 1995, 1994 and 1993. Within total operating expense in 1995, lower vehicle liability and environmental expenses, as well as a benefit from the resolution of certain operating tax matters, were offset by higher logistics related spending and increased equipment rental costs due to an increase in the number of vehicles leased by the company.

     Depreciation expense (before gains on vehicle sales) increased 14% in 1995 and 11% in 1994 compared with the preceding years. Strong sales of new full service lease and logistics contracts led to increases in the size of the vehicle fleet and depreciation in both 1995 and 1994. The size of the vehicle fleet increased 8% in 1995 to 203,932 units. Gains on vehicle sales were $19 million higher in both 1995 and 1994 compared with the preceding years. The increases were due to a higher number of vehicles sold in both years, as well as an increase in the average gain per vehicle sold in 1994.

     Increased interest expense in both 1995 and 1994 was due to higher average outstanding debt levels, resulting from growth in the vehicle fleet, combined with higher interest rates on the company's variable-rate debt. At December 31, 1995, approximately 23% of the company's financing obligations had variable interest rates.

     The company's effective tax rate for continuing operations was 41.2% in 1995, 41.1% in 1994 and 45.3% in 1993. The higher 1993 rate was the result of an accumulated deferred income tax adjustment of $8 million, or $0.10 per common share, necessitated by an increase in the corporate Federal income tax rate from 34% to 35%.

ACCOUNTING CHANGES

The company adopted Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made," effective January 1, 1995. The statement requires that a promise to make a contribution be recognized in the financial statements as an expense and a liability when a promise is made. As a result, a first quarter pretax charge of $12 million ($8 million after tax, or $0.10 per common share) was recorded as the cumulative effect of a change in accounting principle to establish a liability for the present value of the company's total outstanding charitable commitments as of January 1, 1995.

     In 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and recorded a pretax charge of $41 million ($25 million after tax, or $0.33 per common share), to establish the resulting transition obligation.

UNDERSTANDING RYDER'S BUSINESS PERFORMANCE

VEHICLE LEASING & SERVICES

Dollars in thousands                                          1995             1994           1993
----------------------------------------------------------------------------------------------------
Revenue:
    Full service lease and programmed maintenance       $1,959,683        1,775,205      1,673,891
    Commercial and consumer rental                       1,115,376        1,101,266        912,316
    Dedicated logistics                                    866,654          645,827        523,187
    Public transportation                                  400,197          365,279        345,241
    International                                          301,770          192,117        156,300
    Other and eliminations                                 (54,059)         (21,959)       (14,132)
----------------------------------------------------------------------------------------------------
       Total                                             4,589,621        4,057,735      3,596,803

Operating expense                                        3,520,738        3,112,746      2,758,681
Depreciation expense                                       716,098          628,625        557,406
Gains on sales of revenue earning equipment                (89,851)         (72,721)       (54,084)
Interest expense                                           196,833          151,581        128,760
Miscellaneous expense, net                                   3,346            3,246          1,670
----------------------------------------------------------------------------------------------------
Earnings before income taxes                            $  242,457          234,258        204,370
====================================================================================================
Fleet size (owned and leased including international):
    Full service lease                                     100,026           89,672         78,544
    Commercial and consumer rental                          81,685           75,759         67,016
Buses operated or managed                                   12,855           12,519         12,154
Ryder Truck Rental service locations                         1,136            1,101            979


Vehicle Leasing & Services includes the following product lines in the U.S. and
Canada: dedicated logistics, full service truck leasing, public transportation and commercial and consumer truck rental. Vehicle Leasing & Services also includes the company's International Division which consists of full service truck leasing, logistics and truck rental operations in Europe, Mexico and South America.

     Vehicle Leasing & Services reported strong revenue growth in both 1995 and 1994. Revenue growth in both years was led by the division's two primary contractual product lines, full service truck leasing and dedicated logistics, as well as the International Division. Commercial and consumer truck rental revenue was slightly higher in 1995 after showing strong gains in 1994.

     Pretax profits for the division in 1995 benefited from higher total operating margin within the division's contractual product lines, an increase in gains on vehicle sales of $17 million, a benefit of $9 million from the resolution of certain operating tax matters and lower vehicle liability and environmental expenses. These items were partially offset by separation and relocation costs of approximately $12 million and increases in indirect operating expenses. The separation and relocation costs were incurred in the third quarter of 1995 as a result of the consolidation of the division's 20 consumer truck rental administrative locations into two central locations, as well as headcount reductions in response to new, more efficient, systems and processes in the division's commercial businesses. Higher indirect operating expenses were primarily the result of several strategic spending programs which are designed to improve the future growth and profitability of the division. These included continued investments in the development of logistics and other systems capabilities, and reengineering of the division's maintenance, sales and marketing, and finance and administration functions. Continuing initiatives intended to enhance customer service, reduce on-going costs and improve efficiency, such as the consolidation of various district administrative functions in the commercial businesses into a single center, will result in certain non-recurring costs in 1996.

     Pretax earnings for the division in 1994 were higher compared with 1993, as a result of higher overall operating margin and an increase of $19 million in gains on vehicle sales, partially offset by an increase in indirect operating expenses. Higher indirect operating expenses in 1994 compared with 1993 related to many of the same strategic spending programs which continued in 1995.


DEDICATED LOGISTICS
REVENUE

IN MILLIONS

 [GRAPH]


DEDICATED LOGISTICS. Ryder Dedicated Logistics (RDL), the company's fastest growing business unit, is a value-added supplier of integrated logistics services - from systems designed to manage the inbound movement of raw materials to the delivery of finished goods. RDL's expertise ranges from transportation management and inventory deployment to the operation of integrated solutions for such customers as Whirlpool, OfficeMax, Xerox, BellSouth, General Motors and Saturn.

     RDL does business with companies seeking the competitive advantage that results when goods are moved accurately, quickly and at a reduced cost. This means faster order-cycle times, reduced inventory, fewer facilities, greater flexibility and improved customer service.

     RDL's strong revenue growth of 34% in 1995 and 23% in 1994 was attributable to record sales of new logistics contracts in both years. The division continued to invest heavily in logistics and information technologies and in sales and marketing to stimulate growth in this product line. Dedicated logistics operating margin (revenue less direct operating expenses, including vehicle-related costs and interest) was higher in both 1995 and 1994 as a result of the growth in revenue. Operating margin as a percentage of revenue was about the same in 1995 compared with 1994, and lower in 1994 compared with 1993. The lower operating margin percentages in 1995 and 1994 compared with 1993 were due primarily to costs associated with commencing operations on new accounts as well as higher driver wages.

FULL SERVICE TRUCK
LEASING REVENUE

IN MILLIONS

 [GRAPH]


FULL SERVICE TRUCK LEASING. Full service truck leasing - Ryder's largest product line - is designed for customers who wish to manage their own transportation systems without investing the capital and human resources necessary to own and maintain a fleet.

     Under a full service lease, Ryder provides vehicles tailored to meet customers' unique transportation requirements, as well as the full package of services needed to operate and maintain them. This package can include vehicle specifications and acquisition support; preventive maintenance; regulatory compliance; licensing and permitting; emergency road service; fuel and fuel tax reporting; safety programs; vehicle painting and washing; flexible return conditions; and vehicle liability and protection programs. As part of Ryder Commercial Leasing & Services, the full service lease product line also provides vehicles to RDL and provides maintenance for virtually all of the company's vehicles.

     At December 31, 1995, Ryder had approximately 13,000 full service lease customers and more than 90,000 vehicles on lease in the U.S. and Canada. Ryder works with companies throughout a wide variety of industries including beverage, baking and snack, grocery, newspaper, automotive aftermarket, chemicals and retail. Customers include such well-known companies as General Motors, Pepsi-Cola, Kraft Foods, AutoZone and The Home Depot.

     Revenue from full service truck leasing increased 10% in 1995 and 6% in 1994 as a result of strong new lease sales in 1995 and 1994. The high level of new sales led to a 12% increase in the average size of the full service lease fleet in 1995. Operating margin from full service truck leasing increased in both 1995 and 1994 due to the growth in revenue. However, margin as a percentage of revenue was lower in both years compared with the preceding years as a result of lower prices on newer leases compared with prices on older and expiring leases and higher interest costs. In 1995, these items were somewhat offset by lower vehicle liability expense due primarily to better accident experience.

PUBLIC TRANSPORTATION
REVENUE

IN MILLIONS

 [GRAPH]


PUBLIC TRANSPORTATION. Logistics solutions are increasingly being applied to the public as well as the private sector. Ryder Public Transportation Services designs, manages and operates customized systems for school districts, transit agencies, public utilities and municipalities. Services include transit management and operation, student transportation and public fleet management and maintenance.

     Ryder Student Transportation Services is one of the largest providers of student transportation services in the U.S., transporting more than 460,000 students in more than 350 school systems in 20 states. School systems using Ryder's services include those in Providence, Kansas City, Seattle and Minneapolis.

     Ryder/ATE - one of the nation's leading providers of public transportation services - provides a variety of public transit management and contracting services, working with nearly 100 public transit organizations in such cities as Los Angeles, Dallas and Indianapolis. Ryder/ATE designs, manages or operates public transit systems that range from shuttle, fixed-route and express bus service to paratransit systems.

     Ryder/MLS is the nation's leading non-governmental provider of public fleet management and maintenance services. Ryder/MLS manages and maintains approximately 20,000 vehicles and units of equipment for local governments, electric and gas utilities, and telecommunication companies.

     Public transportation services revenue increased 10% in 1995 compared with 1994 and 6% in 1994 compared with 1993, as a result of the addition of several new public transit and student transportation contracts. Margin and margin as a percentage of revenue from public transportation services were both higher in 1995 compared with 1994, primarily as a result of higher revenue and lower workers' compensation and vehicle liability expenses. Improved workers' compensation and vehicle liability expenses were both due primarily to favorable development of prior year claims. Margin from these businesses increased in 1994 compared with 1993 as a result of higher revenue, while margin as a percentage of revenue was about the same.

COMMERCIAL AND CONSUMER TRUCK RENTAL. Ryder is a leader in helping companies and individuals meet their short-term transportation needs efficiently, cost-effectively and safely.

     Through its network of more than 5,000 dealers across North America, Ryder Consumer Truck Rental offers do-it-yourself movers vehicles, which range from the 10-foot Mini Moving Van to the 24-foot Maxi Moving Van, for local or one way rental. In addition, many "light commercial" customers rent consumer trucks for use during times of peak demand.

     Ryder offers commercial users vehicles that range from heavy, over-the-road tractors to panel vans and pickup trucks. Ryder not only rents these vehicles to a variety of rental-only customers, but also provides them to its broad base of full service truck leasing customers when they require additional vehicles to meet peak demand, replacements for vehicles being serviced or temporary vehicles while awaiting delivery of new full service lease vehicles.

     Consumer truck rental revenue was relatively unchanged in 1995 compared with 1994. Higher demand for long-distance rentals was offset by lower demand for local rentals, including "light commercial" rentals. Consumer truck rental revenue increased 20% in 1994 compared with 1993, driven by higher demand for both long-distance and local rentals resulting from a strong U.S. economy.

     Commercial truck rental revenue increased 3% in 1995 compared with 1994, primarily reflecting higher demand from full service truck leasing customers awaiting delivery of new lease vehicles or satisfying short-term needs. Revenue from commercial truck rental increased 22% in 1994 compared with 1993, as a result of higher demand from both full service lease and rental-only customers driven by strength in the U.S. economy.

COMMERCIAL AND CONSUMER
TRUCK RENTAL REVENUE

IN MILLIONS

  [GRAPH]

     Consumer truck rental margin and margin as a percentage of revenue were about the same in 1995 compared with 1994. Margins in 1995 reflected lower vehicle utilization and higher interest expense, offset by significantly lower vehicle liability expense due primarily to better accident experience in 1995 compared with 1994. Consumer truck rental margin and margin as a percentage of revenue were significantly higher in 1994 compared with 1993 as a result of revenue growth, better vehicle utilization and lower maintenance costs as a percentage of revenue.

     Commercial truck rental margin and margin as a percentage of revenue decreased in 1995 compared with 1994, reflecting higher interest expense and lower asset utilization. Margin and margin as a percentage of revenue were significantly higher in 1994 compared with 1993 as a result of higher revenue, increased asset utilization and lower maintenance costs as a percentage of revenue, partially offset by higher interest expense.

     Results for both rental product lines in 1995 were impacted by lower than expected demand following strong revenue growth in 1994. In the commercial truck rental product line, revenue in the fourth quarter of 1995 was lower than revenue in the comparable 1994 period due to lower demand for rentals caused by weakness in certain sectors of the economy and shorter delivery times for new lease vehicles. The average combined truck rental fleet size was 13% higher in 1995 compared with 1994, although in the second half of 1995, the company reduced rental fleet levels from first half levels. The company believes that continued rental fleet reductions and reduced capital expenditures on new vehicles in 1996 should properly position the truck rental product lines for the expected demand in the coming year. The company's rental product lines continue to be sensitive to changes in the U.S. economy and 1996 rental results will depend to a great extent on the strength of the economy.

INTERNATIONAL REVENUE

IN MILLIONS

  [GRAPH]


INTERNATIONAL. Already an industry leader in transportation and logistics solutions in the U.S. and Canada, Ryder is also growing in other parts of the world. Ryder's International Division is comprised of operations in the United Kingdom, Germany, Poland, Mexico, Brazil and Argentina.

     Internationally, Ryder's best immediate opportunities lie in Western Europe and the Americas, and the company is focusing its efforts in these regions. Using its operations in Germany and the U.K. as a platform for continental growth, the company intends to expand throughout the rest of Europe. In the U.K., the company will continue to grow its business with such existing customers as Nissan, Filofax, Hewlett-Packard and Sanyo.

     Emerging markets offer substantial opportunities as potential customers seek to increase operating productivity, and Ryder has followed U.S. customers like Pepsi-Cola, Procter & Gamble and General Motors in support of their businesses in markets outside the U.S. Ryder is also working on the initial design of logistics systems for companies such as FEMSA in Mexico, Buenos Aires Embotelladora S.A. (BAESA) in Brazil and Sevel Argentina S.A.

     International Division revenue rose significantly in 1995 and 1994 compared with the preceding years as a result of full service truck leasing and logistics acquisitions made in the U.K. in 1994 as well as strong lease sales in the U.K. Pretax profits from the International Division were higher in 1995 compared with 1994 as a result of higher earnings in the U.K., somewhat offset by higher international development expenses including start-up expenses in Mexico, Brazil and Argentina. Pretax earnings in 1994 were about the same as in 1993. At this time, there are no significant legal restrictions regarding the repatriation of cash flows to the U.S. from the foreign countries where the company is currently operating.

Automotive Carriers



Dollars in thousands                 1995     1994     1993
-----------------------------------------------------------
Revenue                          $594,446  645,402  634,634
-----------------------------------------------------------
Earnings before income taxes     $ 43,144   50,078   31,955
-----------------------------------------------------------

Total units transported (000)       5,791    6,277    5,934
Total miles traveled (000)        218,859  239,831  238,840
Auto transports:
  Owned and leased                  2,877    3,790    4,131
  Owner-operators                     490      516      505
Locations                              85       80       89


In North America's vehicle transportation market, Ryder is the largest highway provider and has more than 60 years experience in delivering cars and trucks from manufacturing plants, ports and railheads to dealers. Ryder's Automotive Carrier Division transported 5.8 million vehicles in 1995, including more than half of the General Motors vehicles, and almost half of the Toyota and Honda vehicles produced in North America.

     Ryder's Automotive Carrier Division seeks new ways to increase efficiency, provide better service and reduce costs. In 1995, the division introduced two new auto transports with improved load configurations, quicker loading times, significant weight reductions and increased fuel efficiency. One new tractor-trailer configuration is capable of transporting 14 subcompact cars within federal weight, height and length limits, and another is designed for wide-body vehicles and is more than 10% lighter than comparable designs. Other advances include the company's Hydrapac system, which produces a major increase in fuel economy. The Hydrapac system uses a fuel-efficient auxiliary diesel engine to power the vehicle's hydraulic lifts, night lighting, onboard vehicle electronics and safety devices, allowing the main engine to be shut down during loading and unloading. In addition, to reduce vehicle weight, Ryder has adopted aircraft cylinder technology in its new hydraulic systems and is also experimenting with lightweight and durable composite materials in trailer structures.


AUTOMOTIVE CARRIERS
REVENUE

IN MILLIONS

  [GRAPH]


     Cars and trucks transported by Automotive Carriers include such popular models as the Chevrolet Blazer, Chrysler minivans, Toyota Camry and Honda Accord. In addition to vehicle transport, Ryder also provides value-added services such as on- and off-loading of vehicles from railcars and vehicle preparation for dealers.

     The strike by the Teamsters, which began on September 7, 1995, and lasted for 32 days, affected 1995 results for Automotive Carriers. On October 9, 1995, the Teamsters and representatives of the automobile truckaway industry reached a four-year agreement (retroactive to May 21, 1995). The new agreement includes provisions for wage and benefit increases over the term of the agreement.

     Automotive Carriers revenue decreased 8% in 1995 after an increase of 2% in 1994. Lower 1995 revenue resulted from an 8% decrease in the number of vehicles shipped. As a result of the Teamsters strike against the division, some vehicles produced during the strike were transported by other carriers or picked up directly by the automobile dealers. Additionally, shipments in 1995 were impacted by a fourth quarter reduction in vehicle production in North America. Higher revenue in 1994 compared with 1993 reflected an increase in vehicles shipped by the division as a result of increased North American production. General Motors accounted for approximately 54% of the division's revenue in both 1995 and 1994.

     Pretax earnings for Automotive Carriers in 1995 were negatively impacted by revenue lost during the strike, non-recurring expenses relating to the strike and the fourth quarter reduction in vehicle production. The division's earnings in 1995 included a $10 million pretax benefit from the resolution of certain operating tax matters and pretax gains from property sales totaling $4 million. The increase in earnings in 1994 compared with 1993 was due to fleet operating efficiencies, lower depreciation expense and the positive impact of an organizational streamlining which took place in late 1993. The $6 million cost of the organizational streamlining in 1993 also impacted earnings comparisons between 1994 and 1993.


Other

Other, which is comprised of primarily corporate administrative costs, reported net expenses of $21 million in 1995, compared with $24 million in 1994 and $27 million in 1993.

FINANCIAL RESOURCES AND LIQUIDITY

Cash Flow

The company's cash requirements in 1995 continued to be funded internally through operations and the sale of revenue earning equipment, as well as through increased borrowings. Cash flow from continuing operating activities was $809 million in 1995, compared with $831 million in 1994 and $771 million in 1993. The decrease from 1994 resulted primarily from changes in certain working capital items, including reduced accounts payable for vehicle purchases due to the timing of new lease sales and vehicle deliveries, lower accrued expenses and an increase in pension prepayments. These items were somewhat offset by higher non-cash charges for depreciation and deferred income taxes and proceeds of $30 million from the sale of receivables as part of the company's receivables sales program. The increase in cash flow from continuing operating activities in 1994 compared with 1993 was primarily attributable to improved earnings and an increase in depreciation expense, partially offset by less cash provided by changes in working capital items.

     Capital expenditures were $2.2 billion in 1995, compared with $1.8 billion and $1.2 billion in 1994 and 1993, respectively. Capital expenditures for full service truck leasing increased $238 million in 1995 to $1.2 billion, primarily due to new business sales. Capital expenditures for commercial and consumer truck rental were $452 million in 1995, an increase of $18 million compared with 1994, due primarily to the replacement of older units. Public transportation services capital expenditures of $35 million in 1995 were relatively unchanged compared with 1994. International Division capital expenditures increased $64 million in 1995 to $157 million, due primarily to new full service lease sales in the United Kingdom. Capital expenditures for Automotive Carriers in 1995 were $61 million, an increase of $21 million compared with 1994, as a result of planned fleet replacement. The remaining increase in capital expenditures in 1995 primarily reflected expenditures on operating property and equipment, including costs relating to reengineering and systems initiatives and maintenance facilities improvements. The increase in capital expenditures in 1994 compared with 1993 was due primarily to increased expenditures in full service truck leasing as a result of new business sales and higher expenditures in commercial truck rental to support demand created by new lease customers and for fleet expansion.

     Cash flow from continuing operating activities (excluding sales of receivables) plus asset sales as a percentage of capital expenditures was 53% in 1995, compared with 62% in 1994 and 80% in 1993. The decreases in 1995 and 1994 were due to increased capital expenditures required to support new lease sales and reengineering and systems initiatives. The 1995 and 1994 increases in capital expenditures were partially offset by increases of $99 million and $40 million, respectively, in proceeds from sales of property and revenue earning equipment.

     In 1996, management projects that capital expenditures will decrease approximately 20% compared with 1995. The company plans to significantly reduce its capital expenditures in the rental product lines as fleet levels are adjusted to expected demand. Expenditures in full service truck leasing are also expected to decline as a result of the redeployment of rental vehicles and lower sales of used vehicles. Capital expenditures for the public transportation services businesses are expected to increase due to anticipated growth and fleet replacement. International capital expenditures are expected to increase in 1996 as a result of expansion in Germany, Poland, Mexico and South America, somewhat offset by reduced expenditures in the United Kingdom. Capital expenditures within Automotive Carriers are expected to decrease as a result of a planned lower level of fleet replacement compared with 1995. The company expects to fund its 1996 capital expenditures with both internally generated funds and additional financing.

RYDER DEBT RATINGS
                      Commercial    Unsecured
                           Paper        Notes
----------------------------------------------
Moody's Investors
  Service                P2             A3

Standard & Poor's
  Ratings Group          A2             A-

Duff and Phelps          D1             A


Financing

Ryder is a capital intensive company and often depends on external capital. The company has a variety of financing alternatives available to fund its capital needs. These alternatives include long-and medium-term public and private debt, as well as variable-rate financing available through commercial paper and bank credit facilities. The company also periodically enters into sale and leaseback agreements for revenue earning equipment, the majority of which are accounted for as operating leases.

     Debt increased from $1.9 billion at the end of 1994 to $2.6 billion at the end of 1995. This increase was due to financing requirements associated with 1995 capital expenditures. During 1995, the company issued $968 million of unsecured medium-term notes. The company also redeemed $300 million of unsecured notes at par and made $70 million of scheduled unsecured note payments. U.S. commercial paper outstanding at December 31, 1995, was $45 million, compared with $44 million at the end of 1994. The company's foreign debt increased $114 million in 1995 due primarily to growth in business in the United Kingdom. Proceeds from sale-leaseback transactions decreased from $400 million in 1994 to $300 million in 1995.

     The company has no derivative financial instruments that are held for trading purposes or that are leveraged. From time to time, the company enters into various interest rate swap and cap agreements to manage interest rate exposure in its existing debt portfolio. During 1995, the company terminated interest rate swap agreements with notional amounts totaling $500 million and related interest rate cap agreements with notional amounts totaling $350 million as part of its interest rate management program. The company had deferred gains totaling $6 million at December 31, 1995 relating to these transactions which will be recognized over the original remaining lives of the terminated agreements. See the "Derivative Financial Instruments" note to the consolidated financial statements for a further discussion of the company's interest rate management program.

     At the end of 1995, committed unused lines of credit totaled $629 million and the company had $268 million of debt securities available for issuance under a shelf registration statement filed in 1995.

     The ratio of debt to equity at December 31, 1995 was 212%, compared with 169% at December 31, 1994. The ratio of debt to tangible equity at December 31, 1995 was 273%, compared with 227% at December 31, 1994.

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

     Capital expenditures related to these programs totaled approximately $12 million in 1995. Environmental capital expenditures are primarily related to a mandated tank replacement program required to be completed by the end of 1998. These capital expenditures are not expected to increase materially in relation to the company's level of total capital expenditures. The company incurred $14 million of environmental expenses in 1995, compared with $28 million in 1994 and $27 million in 1993, which included remediation costs, as well as normal recurring expenses, such as licensing, testing and waste disposal fees. The company made substantial progress toward completing the cleanup, or determining the actions required to complete the cleanup, at most of its facilities during the years leading up to December 31, 1994 and, as a result, environmental remediation expenses decreased in 1995. Based on current circumstances and the present standards imposed by governmental regulations, environmental expenses are not expected to increase materially from 1995 levels in the near term.

     The ultimate cost of the company's environmental liabilities cannot presently be projected with certainty due to the presence of several unknown factors, primarily the level of contamination, the effectiveness of selected remediation methods, the stage of management's investigation at individual sites and the recoverability of such costs from third parties. Based upon information presently available, management believes that the ultimate disposition of these matters, although potentially material to the results of operations in any one year, will not have a material adverse effect on the company's financial condition or liquidity. See the "Environmental Matters" note to the consolidated financial statements for a further discussion.


RECENT ACCOUNTING PRONOUNCEMENTS

In 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The company will adopt this statement in the first quarter of 1996 and, based on information currently available, does not anticipate that the effect of adoption will be material to the company's financial position or results of operations.

OUTLOOK

In 1996, the company will focus on several key areas to sustain its growth and maximize shareholder value. The company will continue to invest for profitable growth by enhancing logistics capabilities, introducing new products and services to the commercial markets and expanding internationally in select strategic markets. The company will also focus on improving its margins and cost structure by increasing productivity through continued implementation of reengineering initiatives. In addition, to ensure the productivity of capital is maximized, capital will be allocated to the best investment opportunities. Total capital expenditures are projected to be lower in 1996 than in 1995, the rental fleets will continue to be rationalized and capital will be allocated to the products and services providing the best returns. Finally, investment in new systems and technology will continue to be emphasized to improve productivity and further accelerate growth.

     The company's performance in 1996 will depend to some extent on domestic economic conditions. However, the foundation established over the past several years along with the goals set forth for 1996 should position the company for continued earnings growth.

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


/s/ M.A. Burns

M. Anthony Burns
Chairman, President and
Chief Executive Officer


/s/ Edwin A. Huston

Edwin A. Huston
Senior Executive Vice President-
Finance and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Ryder System, Inc.:

We have audited the accompanying consolidated balance sheets of Ryder System, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryder System, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for charitable contributions in 1995 and its method of accounting for income taxes and postretirement benefits other than pensions in 1993.


/s/ KPMG PEAT MARWICK LLP

Miami, Florida
March 8, 1996

RYDER SYSTEM, INC. AND CONSOLIDATED SUBSIDIARIES


CONSOLIDATED STATEMENTS OF EARNINGS

                                                                           Years ended December 31
                                                              ------------------------------------------------
In thousands, except per share amounts                             1995              1994                1993
--------------------------------------------------------------------------------------------------------------
Revenue                                                       $5,167,421         4,685,603           4,217,030
---------------------------------------------------------------------------------------------------------------
Operating expense                                              4,049,322         3,686,053           3,338,477
Depreciation expense, net of gains                               664,073           591,669             543,338
Interest expense                                                 191,157           144,735             124,789
Miscellaneous expense (income), net                               (1,517)            2,627                 650
---------------------------------------------------------------------------------------------------------------
                                                               4,903,035         4,425,084           4,007,254
---------------------------------------------------------------------------------------------------------------
  Earnings from continuing operations before income taxes        264,386           260,519             209,776

Provision for income taxes                                       108,961           106,990              95,054
---------------------------------------------------------------------------------------------------------------
  Earnings from continuing operations                            155,425           153,529             114,722

Loss from discontinued operations                                      -                 -            (150,713)
---------------------------------------------------------------------------------------------------------------
  Earnings (loss) before cumulative effect of change
    in accounting                                                155,425           153,529             (35,991)
Cumulative effect of change in accounting                         (7,759)                -             (25,433)
---------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                              147,666           153,529             (61,424)
Preferred dividend requirements                                       -                  -               3,617
---------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) APPLICABLE TO COMMON SHARES                   $  147,666           153,529             (65,041)
===============================================================================================================
Earnings (loss) per common share:
     Continuing operations                                    $     1.96              1.95                1.43
     Discontinued operations                                           -                 -               (1.94)
     Cumulative effect of change in accounting                     (0.10)                -               (0.33)
---------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE                              $     1.86              1.95               (0.84)
===============================================================================================================

See accompanying notes to consolidated financial statements.

RYDER SYSTEM, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       Years ended December 31
                                                        ---------------------------------------------
In thousands                                                   1995            1994              1993
-----------------------------------------------------------------------------------------------------
CONTINUING OPERATIONS
   CASH FLOWS FROM OPERATING ACTIVITIES:
     Earnings from continuing operations                $   155,425         153,529           114,722
     Depreciation expense, net of gains                     664,073         591,669           543,338
     Deferred income taxes                                   93,807          56,648            44,905
     Proceeds from sales of receivables                      30,000               -                 -
     Increase in receivables                                (86,312)        (87,761)           (6,616)
     Decrease (increase) in inventories                      (2,575)         (2,914)              881
     Increase (decrease) in accounts payable                (40,210)         66,087            41,738
     Increase (decrease) in accrued expenses                 (9,956)         25,031             7,584
     Increase in other non-current liabilities               19,876          27,733            21,255
     Other, net                                             (14,764)            941             3,226
-----------------------------------------------------------------------------------------------------
                                                            809,364         830,963           771,033
-----------------------------------------------------------------------------------------------------
   CASH FLOWS FROM FINANCING ACTIVITIES:
     Debt proceeds                                        1,117,739         609,637           165,503
     Debt repaid, including capital lease obligations      (417,716)       (195,099)         (295,144)
     Preferred stock redeemed                                     -               -          (100,000)
     Common stock issued                                     11,251          27,601            37,225
     Dividends on common and preferred stock                (47,372)        (46,926)          (50,790)
-----------------------------------------------------------------------------------------------------
                                                            663,902         395,213          (243,206)
-----------------------------------------------------------------------------------------------------
   CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and revenue earning equipment (2,151,757)     (1,769,130)       (1,237,486)
     Sales of property and revenue earning equipment        364,499         265,259           224,921
     Sale and leaseback of revenue earning equipment        300,000         400,000                 -
     Acquisitions, net of cash acquired                           -        (144,574)                -
     Other, net                                              30,971          41,456            43,840
-----------------------------------------------------------------------------------------------------
                                                         (1,456,287)     (1,206,989)         (968,725)
-----------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM CONTINUING OPERATIONS                    16,979          19,187          (440,898)
NET CASH FLOWS FROM DISCONTINUED OPERATIONS                       -               -           446,842
-----------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                        16,979          19,187             5,944
CASH AND CASH EQUIVALENTS AT JANUARY 1                       75,878          56,691            50,747
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT DECEMBER 31                $    92,857          75,878            56,691
=====================================================================================================


See accompanying notes to consolidated financial statements.

RYDER SYSTEM, INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


                                                                                                                   December 31
                                                                                                         -------------------------
Dollars in thousands, except per share amounts                                                                1995            1994
----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
   Cash and cash equivalents                                                                           $    92,857          75,878
   Receivables                                                                                             374,689         316,855
   Inventories                                                                                              59,699          57,124
   Tires in service                                                                                        195,742         164,347
   Deferred income taxes                                                                                    39,527          51,619
   Prepaid expenses and other current assets                                                               121,547          92,999
----------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                                 884,061         758,822
----------------------------------------------------------------------------------------------------------------------------------
Revenue earning equipment                                                                                3,775,885       3,135,064
Operating property and equipment                                                                           661,365         594,328
Direct financing leases and other assets                                                                   269,819         223,680
Intangible assets and deferred charges                                                                     302,685         302,579
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 5,893,815       5,014,473
==================================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY


Current liabilities:
   Current portion of long-term debt                                                                   $   212,077         118,103
   Accounts payable                                                                                        380,264         422,532
   Accrued expenses                                                                                        527,834         552,518
----------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                           1,120,175       1,093,153
----------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                           2,411,024       1,794,795
Other non-current liabilities                                                                              474,218         426,848
Deferred income taxes                                                                                      648,373         570,653
Shareholders' equity:
    Common stock of $.50 par value per share
       Authorized, 400,000,000; outstanding, 1995 - 79,280,613; 1994 - 78,760,742                          550,197         539,101
    Retained earnings                                                                                      703,520         603,226
    Translation adjustment                                                                                 (13,692)        (13,303)
----------------------------------------------------------------------------------------------------------------------------------
        Total shareholders' equity                                                                       1,240,025       1,129,024
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       $ 5,893,815       5,014,473
==================================================================================================================================

See accompanying notes to consolidated financial statements.

RYDER SYSTEM, INC. AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995, 1994 and 1993

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts of Ryder System, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION. Ryder System, Inc. is a multinational logistics and transportation company operating in eight countries. The company's principal product lines include dedicated logistics, full service truck leasing and programmed truck maintenance, commercial and consumer truck rental, public transportation services and automotive transport. See the "Segment Information" footnote for further discussion of the company's operating segments, markets and product lines.

REVENUE RECOGNITION. Lease and other transportation services revenue is recognized as earned.

CASH EQUIVALENTS. All investments in highly liquid debt instruments with a maturity of three months or less at purchase are classified as cash equivalents.

INVENTORIES. Inventories, which consist primarily of fuel and vehicle parts, are valued using the lower of cost (specific identification or average cost) or market.

REVENUE EARNING EQUIPMENT, OPERATING PROPERTY AND EQUIPMENT AND DEPRECIATION. Revenue earning equipment, principally vehicles, and operating property and equipment are stated at cost. Provision for depreciation is computed using the straight-line method on substantially all depreciable assets. Annual straight-line depreciation rates are 8% to 33% for revenue earning equipment, 2.5% to 10% for buildings and improvements and 10% to 25% for machinery and equipment.

     Gains on operating property and equipment sales are reflected in miscellaneous expense (income). Gains on sales of revenue earning equipment, net of selling and equipment preparation costs, are reported as reductions of depreciation expense and totaled $92 million, $74 million and $55 million in 1995, 1994 and 1993, respectively.

INTANGIBLE ASSETS. Intangible assets consist principally of goodwill totaling $265 million in 1995 and $270 million in 1994. Goodwill is amortized on a straight-line basis over appropriate periods generally ranging from 10 to 40 years. Accumulated amortization was approximately $76 million and $65 million at December 31, 1995 and 1994, respectively. The company reevaluates the recoverability of intangible assets as well as the amortization periods to determine whether an adjustment to the carrying value or a revision to estimated useful lives is appropriate. The primary indicators of recoverability are the associated current and forecasted undiscounted operating cash flows.

ACCRUED INSURANCE AND LOSS RESERVES. The company retains a portion of the risk under vehicle liability, workers' compensation and other insurance programs. In addition, the company has indemnified the buyer of its reinsurance operations (sold in 1989) from adverse loss development in excess of loss reserves transferred to the buyer. Reserves have been recorded which reflect the undiscounted estimated liabilities including claims incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, there can be no assurance that changes to management's estimates may not occur due to limitations inherent in the estimation process. Changes in the estimates of these reserves are charged or credited to income in the period determined. Amounts estimated to be paid within one year have been classified as accrued expenses with the remainder included in other non-current liabilities.

OTHER COSTS. Advertising and sales promotion costs are expensed as incurred. Vehicle repairs and maintenance which do not extend the life or increase the value of the vehicle are expensed as incurred.

DERIVATIVE FINANCIAL INSTRUMENTS. The company enters into interest rate swap and cap agreements as part of the management of its interest rate exposure; it has no derivative financial instruments held for trading purposes and none of the instruments are leveraged. The company assigns each interest rate swap and cap agreement to a debt or operating lease obligation. Amounts to be paid or received under swap and cap agreements are recognized over the terms of the agreements as adjustments to interest expense or rent expense. Amounts receivable or payable under the agreements are included in receivables or accrued expenses in the consolidated balance sheets. The premiums paid for interest rate caps are recorded in deferred charges and amortized over the lives of the cap agreements. Gains and losses on terminated interest rate swaps and caps are deferred and amortized into income over the remaining original lives of the terminated agreements which, in all cases, are equal to or shorter than the remaining terms of the underlying debt or lease obligation.

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

ACCOUNTING CHANGES. Effective January 1, 1995, the company adopted Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made," which requires that a promise to make a contribution be recognized in the financial statements as an expense and a liability when a promise is made. As a result, a pretax charge of $12 million ($8 million after tax, or $0.10 per common share) was recorded as the cumulative effect of a change in accounting principle to establish a liability for the present value of the company's total outstanding charitable commitments as of January 1, 1995. Prior to the adoption of the new statement, charitable contributions were recorded in the financial statements in the period in which they were paid. Approximately two-thirds of the charitable commitments recognized as a result of adopting the new statement were paid in 1995 with the remainder payable from 1996 through 1999.

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

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SALES OF RECEIVABLES

The company participates in an agreement to sell, with limited recourse, up to $250 million of trade receivables on a revolving basis through March 2001. The costs associated with this program were $15 million in 1995, $8 million in 1994 and $6 million in 1993 and were charged to miscellaneous expense (income). At December 31, 1995 and 1994, the outstanding balance of receivables sold pursuant to this agreement was $250 million and $220 million, respectively.

REVENUE EARNING EQUIPMENT


In thousands                                1995        1994
------------------------------------------------------------
Full service lease                   $ 3,092,432   2,631,148
Commercial and consumer rental         2,162,649   1,999,867
------------------------------------------------------------
                                       5,255,081   4,631,015
   Accumulated depreciation           (1,751,316) (1,738,019)
------------------------------------------------------------
                                       3,503,765   2,892,996
------------------------------------------------------------
Other revenue earning equipment          637,327     699,571
   Accumulated depreciation             (365,207)   (457,503)
------------------------------------------------------------
                                         272,120     242,068
------------------------------------------------------------
                                     $ 3,775,885   3,135,064
============================================================


OPERATING PROPERTY AND EQUIPMENT


In thousands                                1995        1994
------------------------------------------------------------
Land                                 $   116,719     116,212
Buildings and improvements               466,219     432,686
Machinery and equipment                  483,116     394,400
Other                                    108,163     101,510
------------------------------------------------------------
                                       1,174,217   1,044,808
   Accumulated depreciation             (512,852)   (450,480)
------------------------------------------------------------
                                     $   661,365     594,328
============================================================


ACCRUED EXPENSES AND OTHER NON-CURRENT LIABILITIES



In thousands                                1995        1994
------------------------------------------------------------
Salaries and wages                    $  114,141     119,183
Employee benefits                         17,974       8,564
Interest                                  45,325      35,524
Operating taxes                           70,607      66,995
Self-insurance                           381,189     393,801
Postretirement benefits other than
 pensions                                 53,548      50,507
Vehicle rent and related accruals        167,182     149,842
Environmental liabilities                 51,978      57,246
Other                                    100,108      97,704
------------------------------------------------------------
                                       1,002,052     979,366
Non-current portion                     (474,218)   (426,848)
------------------------------------------------------------
Accrued expenses                      $  527,834     552,518
============================================================


LEASES

OPERATING LEASES AS LESSOR. One of the company's major product lines is full service leasing of commercial trucks, tractors and trailers. These lease agreements provide for a fixed time charge plus a fixed per-mile charge. A portion of these charges is often adjusted in accordance with changes in the Consumer Price Index. Contingent rentals included in income during 1995, 1994 and 1993 were $240 million, $207 million and $169 million, respectively.

DIRECT FINANCING LEASES. The company leases additional revenue earning equipment under agreements that are accounted for as direct financing leases. The provisions of these lease agreements are essentially the same as operating leases, except these leases meet certain requirements for classification as direct financing leases under Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The net investment in direct financing leases consisted of:


In thousands                                    1995         1994
-------------------------------------------------------------------
Minimum lease payments receivable             $295,426      254,585
Executory costs and unearned income            (73,118)     (65,680)
Unguaranteed residuals                          41,228       38,408
-------------------------------------------------------------------
Net investment in direct financing leases      263,536      227,313
Current portion included in receivables        (43,674)     (42,151)
-------------------------------------------------------------------
Non-current portion included in other assets  $219,862      185,162
===================================================================

     Contingent rentals included in income during 1995, 1994 and 1993 were $20 million, $15 million and $18 million, respectively.

OPERATING LEASES AS LESSEE. The company leases vehicles, facilities and office equipment under operating lease agreements. The majority of these agreements are vehicle leases which specify that rental payments be adjusted every six months based on changes in interest rates and provide for early termination at stipulated values. During 1995, 1994 and 1993, rent expense was $204 million, $141 million and $137 million, respectively. Rental rates have been modified by certain interest rate swap agreements as discussed in the "Derivative Financial Instruments" footnote.

LEASE PAYMENTS. Future minimum payments for leases in effect at December 31, 1995 are as follows:

                                 As Lessor         As Lessee
                           ---------------------   ---------

                                          Direct
                           Operating   Financing   Operating
In thousands                  Leases      Leases      Leases
------------------------------------------------------------
1996                      $  913,689      59,723     184,330
1997                         791,240      53,007     189,620
1998                         654,095      43,280     181,442
1999                         488,197      37,733     183,194
2000                         296,536      31,930     145,902
Thereafter                   202,257      69,753     267,038
------------------------------------------------------------
                          $3,346,014     295,426   1,151,526
============================================================


     The amounts in the previous table are based upon the assumption that revenue earning equipment will remain on lease for the length of time specified by the respective lease agreements. This is not a projection of future fixed lease revenue; no effect has been given to renewals, new business, cancellations or future rate changes.

INCOME TAXES

Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under Statement No. 109, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Additionally, deferred tax balances are adjusted in periods that include the enactment of tax rate changes. The adoption of this statement, which was made on a prospective basis, did not have a material impact on the company's financial condition or results of operations. Prior to 1993, the company followed the accounting for income taxes prescribed by Statement No. 96.

     The total provision for income taxes (excluding taxes related to discontinued operations and cumulative effect of change in accounting) included the following components:



In thousands                    1995        1994        1993
------------------------------------------------------------
Current tax expense:
   Federal                  $ 14,870      44,039      45,557
   State                       1,340       6,232       3,563
   Foreign                    (1,056)         71       1,029
------------------------------------------------------------
                              15,154      50,342      50,149
------------------------------------------------------------
Deferred tax expense:
   Federal                    65,270      34,123      28,836
   State                      16,731      14,267      11,332
   Foreign                    11,806       8,258       4,737
------------------------------------------------------------
                              93,807      56,648      44,905
------------------------------------------------------------
Provision for income taxes  $108,961     106,990      95,054
============================================================

      A reconciliation of the Federal statutory tax rate with the effective tax rate for continuing operations follows:


                                     % of Pretax Income
------------------------------------------------------------
                                1995        1994        1993
------------------------------------------------------------
Statutory rate                  35.0        35.0        35.0
Impact on deferred taxes
   for changes in tax rates        -         0.6         3.7
State income taxes, net of
   Federal income tax benefit    4.4         4.5         4.6
Amortization of goodwill         1.1         0.8         1.0
Miscellaneous items, net         0.7         0.2         1.0
------------------------------------------------------------
Effective rate                  41.2        41.1        45.3
============================================================

     The components of the net deferred income tax liability as of December 31, 1995 and 1994 were as follows:


In thousands                                1995        1994
------------------------------------------------------------
Deferred income tax assets:
   Accrued self-insurance              $ 142,460     148,816
   Alternative minimum taxes              45,335      32,380
   Accrued compensation and benefits      43,619      37,789
   Miscellaneous other accruals           86,638      70,510
------------------------------------------------------------
                                         318,052     289,495
   Valuation allowance                    (9,969)     (7,855)
------------------------------------------------------------
                                         308,083     281,640
------------------------------------------------------------
Deferred income tax liabilities:
   Property and equipment bases
     differences                        (836,631)   (734,722)
   Other items                           (80,298)    (65,952)
------------------------------------------------------------
                                        (916,929)   (800,674)
------------------------------------------------------------
Net deferred income tax liability      $(608,846)   (519,034)
============================================================

     Deferred taxes have not been provided on temporary differences related to investments in foreign subsidiaries that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $72 million at December 31, 1995. A full foreign tax provision has been made on these undistributed foreign earnings. Determination of the amount of deferred taxes on these temporary differences is not practicable due to foreign tax credits and exclusions.

     The company had unused alternative minimum tax credits, for tax purposes, of $45 million at December 31, 1995 available to reduce future income tax liabilities. The alternative minimum tax credits may be carried forward indefinitely.

     A valuation allowance has been established to reduce the income tax benefits of tax loss carryforwards to amounts expected to be realized.

     Income taxes paid totaled $13 million in 1995 and $45 million in 1994. Income taxes paid in 1993 of $52 million included amounts related to both continuing and discontinued operations.

DEBT


In thousands                                1995        1994
------------------------------------------------------------
U.S. commercial paper                 $   44,500      44,000
Canadian commercial paper                 55,920      55,963
Unsecured U.S. notes:
   Debentures, 8.38% to 9.88%,
      due 2000 to 2017                   539,499     839,499
   Medium-term notes, 4.81% to 9.90%,
      due 1996 to 2025                 1,645,600     748,400
   Discount on unsecured U.S. notes      (22,601)    (22,215)
Unsecured foreign obligations
   (principally pound sterling),
   6.85% to 11.75%, due 1996 to 2002     275,611     195,793
Other debt, including capital leases      84,572      51,458
------------------------------------------------------------
Total debt                             2,623,101   1,912,898
Current portion                         (212,077)   (118,103)
------------------------------------------------------------
Long-term debt                        $2,411,024   1,794,795
============================================================

     Debt maturities (including sinking fund requirements) during the five years subsequent to December 31, 1995 are as follows:


                                                        Debt
In thousands                                      Maturities
------------------------------------------------------------
1996                                                $212,077
1997                                                 188,953
1998                                                 288,105
1999                                                 428,284
2000                                                 493,408


     To support the company's outstanding U.S. commercial paper, the company maintains two revolving credit agreements. The primary agreement, with a total commitment of $500 million, has no expiration date. The secondary agreement, with a total commitment of $150 million, expires in December 1999. No compensating balances are required for either of these facilities; however, they do require annual commitment fees ranging from .095% to .105%. There were no borrowings under either of these agreements during 1995 or 1994 and the company had $606 million available under these agreements at December 31, 1995. The company had other committed lines of credit at December 31, 1995 totaling $43 million, of which $23 million was available. The weighted average interest rates for outstanding U.S. and Canadian commercial paper were 6.23% and 5.93%, respectively, at December 31, 1995.

     The primary revolving loan agreement contains the most restrictive covenants as to the payment of cash dividends. As of December 31, 1995, approximately $116 million of consolidated retained earnings were available for the payment of cash dividends.

     Interest paid totaled $182 million in 1995 and $139 million in 1994. Interest paid was $154 million in 1993 and included amounts related to both continuing and discontinued operations. Interest rates have been modified by derivative financial instruments as discussed in the following footnote.


DERIVATIVE FINANCIAL INSTRUMENTS

The company enters into various interest rate swap and cap agreements to manage its mix of fixed and variable interest rate instruments and better match the repricing life of the company's debt to its portfolio of assets. Under the interest rate swap agreements the company agrees to exchange in cash, at specified intervals, the difference between various floating and fixed interest rates applied to notional principal amounts. Under the interest rate cap agreements, the company is entitled to receive the amount, if any, by which a specified variable rate exceeds the fixed cap rate specified in the agreement applied to a notional principal amount.

     The company had "fixed to floating" rate swap agreements with notional principal amounts totaling $500 million outstanding at December 31, 1994 which were assigned to certain debt obligations. Under these agreements the company received an average fixed rate of 6.15% and paid an average floating rate of 5.93% at December 31, 1994. The company also had related interest rate cap agreements outstanding with notional principal amounts totaling $350 million and an average fixed cap rate of 5.46% at December 31, 1994. Consistent with the objectives of the company's interest rate management program, the company terminated these fixed to floating rate swap agreements and interest rate cap agreements during 1995. At December 31, 1995, the company had deferred gains totaling $6 million related to these terminated instruments.

     At December 31, 1995 and 1994, the company had various "floating to fixed" rate swap agreements outstanding with notional principal amounts of $171 million and $173 million, respectively, which were assigned to certain debt and operating lease obligations. These agreements have expiration dates ranging from 1996 to 1998 and floating rate reset frequencies of three or six months. Under these agreements, the company received an average floating rate of 5.94% and paid an average fixed rate of 7.01% at December 31, 1995. At December 31, 1994, the average rate received was 6.36% and the average rate paid was 7.02%.

     The company also had "floating to floating" interest rate swap agreements outstanding at December 31, 1995 with notional amounts totaling $100 million which effectively convert the interest rate reset frequency on certain variable interest rate obligations.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the company's debt (excluding capital leases), interest rate swap agreements and interest rate cap agreements at December 31, 1995 and 1994 were as follows:


                                    Asset (Liability)
---------------------------------------------------------------------------
                                 1995                        1994
                         ______________________      ______________________
                         Carrying          Fair      Carrying          Fair
In thousands               Amount         Value        Amount         Value
---------------------------------------------------------------------------
Debt                  $(2,571,757)   (2,739,587)   (1,896,376)   (1,902,358)
Interest rate swaps:
   Fixed to floating            -             -           411       (61,713)
   Floating to fixed         (980)       (3,517)       (1,007)        3,976
Interest rate caps              -             -         1,775        14,423

     The fair values above were determined from dealer quotations and represent the discounted future cash flows through maturity or expiration using current rates and are effectively the amounts the company would pay or receive to terminate the agreements or retire the debt. The fair values of all other financial instruments approximate their carrying amounts.

SHAREHOLDERS' EQUITY



                                                     Preferred         Common      Retained    Translation
In thousands, except share and per share amounts         Stock          Stock      Earnings     Adjustment       Total
---------------------------------------------------------------------------------------------------------------------------
At December 31, 1992                                  $ 98,025       463,315        924,812        (11,018)    1,475,134
   Net loss                                                 -              -        (61,424)             -       (61,424)
   Dividends declared:
      Common stock - $.60 per share                         -              -        (45,832)             -       (45,832)
      Fixed Rate Auction Preferred Stock
      (FRAPS) - $4.96 per share                             -              -         (4,958)             -        (4,958)
      Aviall, Inc. stock                                    -              -       (314,000)             -      (314,000)
   Redemption of FRAPS                                 (98,025)            -         (1,975)             -      (100,000)
   Common stock issued under employee
     plans (1,883,062 shares)                               -         37,225              -              -        37,225

   Foreign currency translation adjustment                  -              -              -         (4,256)       (4,256)
   Other                                                    -          8,292              -              -         8,292
---------------------------------------------------------------------------------------------------------------------------
At December 31, 1993                                        -        508,832        496,623        (15,274)      990,181
   Net earnings                                             -              -        153,529              -       153,529
   Common stock dividends declared - $.60 per share         -              -        (46,926)             -       (46,926)
   Common stock issued under employee
     plans (1,466,258 shares)                               -         27,601              -              -        27,601
   Foreign currency translation adjustment                  -              -              -          1,971         1,971
   Other                                                    -          2,668              -              -         2,668
---------------------------------------------------------------------------------------------------------------------------
At December 31, 1994                                        -        539,101        603,226        (13,303)    1,129,024
   Net earnings                                             -              -        147,666              -       147,666
   Common stock dividends declared - $.60 per share         -              -        (47,372)             -       (47,372)
   Common stock issued under employee
     plans (519,871 shares)                                 -         11,251              -              -        11,251
   Foreign currency translation adjustment                  -              -              -           (389)         (389)
   Other                                                    -           (155)             -              -          (155)
---------------------------------------------------------------------------------------------------------------------------
At December 31, 1995                                  $     -        550,197        703,520        (13,692)    1,240,025
===========================================================================================================================

     At December 31, 1995, the company had 79,280,613 Preferred Stock Purchase Rights outstanding. The Preferred Stock Purchase Rights were issued in March 1986 as a dividend to common shares outstanding and expired in March 1996. In March 1996 the board of directors declared a dividend to common shares outstanding of replacement Preferred Stock Purchase Rights (Rights) which expire in March 2006. The Rights contain provisions substantially the same as those that expired. The provisions protect shareholders in the event of an unsolicited attempt to acquire the company which is not believed by the board of directors to be in the best interest of shareholders. The Rights are evidenced by common stock certificates, are subject to antidilution provisions, and are not exercisable, transferable or exchangeable apart from the common stock until ten days after a person, or a group of affiliated or associated persons, acquires beneficial ownership of 10% or more, or, in the case of exercise or transfer, makes a tender offer for 10% or more, of the company's common stock. The Rights entitle the holder, except such an acquiring person, to purchase at the current exercise price of $100 that number of the company's common shares which at the time would have a market value of $200. In the event the company is acquired in a merger or other business combination (including one in which the company is the surviving corporation), each Right entitles its holder to purchase at the current exercise price of $100 that number of common shares of the surviving corporation which would then have a market value of $200. In lieu of common shares, Rights holders can purchase 1/100 of a share of Series C Preferred Stock for each Right.The Series C Preferred Stock would be entitled to quarterly dividends equal to the greater of $10 per share or 100 times the common stock dividend per share and have 100 votes per share, voting together with the common stock. By action of the board of directors, the Rights may also be exchanged in whole or in part, at an exchange ratio of one share of common stock per Right. The Rights have no voting rights and are redeemable, at the option of the company, at a price of $.01 per Right prior to the acquisition by a person or a group of affiliated or associated persons of beneficial ownership of 10% or more of the company's common stock.

EMPLOYEE STOCK OPTION AND STOCK PURCHASE PLANS

OPTION PLANS. The Profit Incentive Stock Plan provides for the granting of stock options to certain non-officer employees to purchase common shares at prices not less than 85% of the fair market value at the date of grant; all options granted in 1995, 1994 and 1993 were at fair market value. These options are for terms not exceeding 10 years and are exercisable cumulatively 25% or 50% each year, based on the terms of the grant.

     The 1980 and 1995 Stock Incentive Plans provide for the granting of stock options to key employees at a price equal to the fair market value of shares at the date of grant. These options are for terms not exceeding 10 years, are generally exercisable cumulatively 20% to 50% each year, based on the terms of the grant, and may be granted in tandem with stock appreciation rights, limited stock appreciation rights and performance units. The plans also provide for restricted stock rights to these employees at no cost to them; none were granted in 1995, 1994 or 1993.

     The following table summarizes the status of the company's stock option plans:


Shares in thousands             1995        1994        1993
------------------------------------------------------------
Outstanding, January 1         6,580       6,110       6,342
Granted                        1,140       1,380         772
Exercised                       (207)       (405)     (1,305)
Expired or canceled              (89)       (505)       (127)
Adjustment for dividend of
  Aviall stock                     -           -         428
------------------------------------------------------------
Outstanding, December 31       7,424       6,580       6,110
============================================================
Average price of options
  exercised                   $19.90       20.42       20.32
At December 31:
   Average option price
      per share outstanding   $23.31       22.88       22.45
   Exercisable options         5,482       4,839       4,901
   Shares available for
     future grant              3,232         983       1,858

PURCHASE PLANS. The Employee Stock Purchase Plan provides for periodic offerings to substantially all U.S. and Canadian employees, with the exception of executives who participate in the 1980 and 1995 Stock Incentive Plans, to subscribe shares of the company's common stock at 85% of the fair market value on either the date of offering or the last day of the purchase period, whichever is less. The U.K. Stock Purchase Scheme provides for periodic offerings to substantially all U.K. employees to subscribe shares of the company's common stock at 85% of the fair market value on the date of the offering.

The following table summarizes the status of the company's stock purchase plans:


Shares in thousands             1995        1994        1993
------------------------------------------------------------
Outstanding, January 1         1,819       1,187       1,784
Granted                           41       1,827           -
Exercised                       (314)     (1,054)       (641)
Expired or canceled             (172)       (141)        (53)
Adjustment for dividend of
  Aviall stock                     -           -          97
------------------------------------------------------------
Outstanding, December 31       1,374       1,819       1,187
============================================================
Average price of options
  exercised                   $22.89       18.16       19.92
At December 31:
   Average option price
      per share outstanding   $22.79       22.87       18.08
   Exercisable options         1,318           -       1,142
   Shares available for
     future grant              1,705       1,574       3,260

     During December 1993, the number and exercise price of all options and subscribed shares outstanding at the time of the spin off of Aviall were adjusted to reflect the impact of the spin off.

PENSION AND SAVINGS PLANS

The company and its subsidiaries sponsor several defined benefit pension plans, covering substantially all employees not covered by union-administered plans, including certain employees in foreign countries. These plans generally provide participants with benefits based on years of service and career-average compensation levels. Funding policy for these plans is to make contributions based on normal costs plus amortization of unfunded past service liability but not to exceed the maximum allowable contribution deductible for Federal income tax purposes. The majority of the plans' assets are invested in a master trust which, in turn, is primarily invested in listed stocks and bonds. The company also contributed to various defined benefit, union-administered, multi-employer plans for employees under collective bargaining agreements. Total pension expense for 1995, 1994 and 1993 was as follows:


In thousands                    1995        1994        1993
------------------------------------------------------------
Company-administered plans:
   Present value of benefits
      earned during the year $  21,705    23,378      21,780
   Interest cost on projected
      benefit obligation        35,622    32,290      28,263
   Return on plan assets:
      Actual                  (124,435)   (1,725)    (43,551)
      Deferred                  86,462   (34,345)     11,366
   Other, net                   (2,105)      165      (2,066)
------------------------------------------------------------
                                17,249    19,763      15,792
Union-administered plans        20,495    21,282      19,239
------------------------------------------------------------
Net pension expense          $  37,744    41,045      35,031
============================================================

     The following table sets forth the plans' funded status and the company's prepaid expense at December 31, 1995 and 1994:


In thousands                                1995        1994
------------------------------------------------------------
Plan assets at fair value              $ 583,944     442,562
------------------------------------------------------------
Actuarial present value of service
  rendered to date:
   Accumulated benefit obligation,
      including vested benefits
      of $464,417 in 1995 and
      $323,455 in 1994                  (491,354)   (350,269)
   Additional benefit based on
      estimated future salary levels     (46,318)    (53,681)
------------------------------------------------------------
Projected benefit obligation            (537,672)   (403,950)
------------------------------------------------------------
Plan assets in excess of projected
   benefit obligation                     46,272      38,612
Unrecognized transition amount           (19,113)    (22,647)
Other, primarily unrecognized prior
   service cost and net losses (gains)     9,394      (1,389)
------------------------------------------------------------
Prepaid pension expense                $  36,553      14,576
============================================================

     The following table sets forth the actuarial assumptions used for the company's dominant plan:


                                            1995        1994
------------------------------------------------------------
Discount rate                              7.50%       8.50%
Rate of increase in compensation levels    5.00%       5.00%
Expected long-term rate of return on
   plan assets                             8.50%       8.50%
Transition amortization in years             15          15
Gain and loss amortization in years           8           9

     The cumulative effect of the change in the discount rate as of December 31, 1995 is included above in unrecognized net losses (gains).

     The company also has defined contribution savings plans that cover substantially all eligible employees. Company contributions to the plans are based on employee contributions and the level of company match. Company contributions to the plans totaled approximately $11 million in 1995 and $7 million in 1994 and 1993.

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

     Total periodic postretirement benefit expense for 1995, 1994 and 1993 was as follows:


In thousands                         1995        1994        1993
-----------------------------------------------------------------
Current year service cost          $1,588       1,792       1,360
Interest accrued on postretirement
   benefit obligation               3,954       3,693       3,682
Other, net                              -         317           -
-----------------------------------------------------------------
Periodic postretirement
  benefit cost                     $5,542       5,802       5,042
=================================================================

     The company's postretirement benefit plans are not funded. The company's obligation under the plans as of December 31, 1995 and 1994 was as follows:


In thousands                                1995        1994
------------------------------------------------------------
Accumulated postretirement benefit
  obligation:
   Retirees                              $30,563      26,586
   Fully eligible active plan
     participants                          8,627       6,631
   Other active plan participants         16,596      16,031
------------------------------------------------------------
                                          55,786      49,248
Unrecognized net gains (losses)           (2,238)      1,259
------------------------------------------------------------
Accrued unfunded postretirement benefit
  obligation                             $53,548      50,507
============================================================
Discount rate                                7.5%        8.5%

     The cumulative effect of the change in the discount rate as of December 31, 1995 is included above in unrecognized net gains (losses).

     The actuarial assumptions include health care cost trend rates projected ratably from 11.5% in 1996 to 6% in the year 2003 and thereafter. Increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $2 million and would not have a material effect on periodic postretirement benefit cost for 1995.

ENVIRONMENTAL MATTERS

The company's operations involve storing and dispensing petroleum products, primarily diesel fuel. In 1988, the Environmental Protection Agency issued regulations that established requirements for testing and replacing underground storage tanks. The company is involved in various stages of investigation, cleanup and tank replacement to comply with the regulations. In addition, the company received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act and similar state statutes and may be required to share in the cost of cleanup of 27 identified disposal sites.

     The company records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred. Generally, the timing of these accruals coincides with the identification of an environmental problem through the company's internal procedures or upon notification from regulatory agencies. The estimate of loss is based on information obtained from independent environmental engineers and/or from company experts regarding the nature and extent of environmental contamination, remedial alternatives available and the cleanup criteria required by relevant governmental agencies. The estimated costs include amounts for anticipated site testing, consulting, remediation, disposal, post-remediation monitoring and legal fees, as appropriate. These amounts represent the estimated undiscounted costs to fully resolve the environmental matters in accordance with prevailing Federal, state and local requirements based on information presently available. The liability does not reflect possible recoveries from insurance companies or reimbursement of remediation costs by state agencies, but does include a reasonable estimate of cost sharing with other PRPs at Superfund sites. The company made substantial progress toward completing the cleanup or determining the actions required to complete the cleanup at most of its facilities during the years leading up to December 31, 1994. As a result, the company's environmental expenses, which included remediation costs as well as normal recurring expenses such as licensing, testing and waste disposal fees, were $14 million in 1995 compared with $28 million in 1994 and $27 million in 1993.

     The ultimate costs of the company's environmental liabilities cannot be projected with certainty due to the presence of several unknown factors, primarily the level of contamination, the effectiveness of selected remediation methods, the stage of investigation at individual sites, the determination of the company's liability in proportion to other responsible parties and the recoverability of such costs from third parties. Based on information presently available, management believes that the ultimate disposition of these matters, although potentially material to the results of operations in any one year, will not have a material adverse effect on the company's financial condition or liquidity.

DISCONTINUED OPERATIONS

     On December 7, 1993, the company completed the spin off of its aviation services subsidiaries as a new public company, Aviall, Inc. Under the terms of the spin off, the company distributed to common stockholders one share of Aviall, Inc. common stock for each four Ryder System, Inc. common shares owned. The distribution had the effect of reducing the company's retained earnings by $314 million.

     Net sales of Aviall in 1993 prior to the spin off were approximately $1.1 billion. The loss from discontinued operations of $151 million was net of an income tax benefit of $41 million and included an after tax charge of $169 million ($2.18 per common share) related to the restructuring of Aviall and transaction costs associated with the spin off. Interest expense of $24 million was allocated and included in the operating results of discontinued operations for 1993.

OTHER MATTERS

The company is a party to various claims, legal actions and complaints arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of these matters will not have a material impact on the financial condition, liquidity or results of operations of the company.

SEGMENT INFORMATION

The company's operating segments are Vehicle Leasing & Services and Automotive Carriers. Vehicle Leasing & Services offers a variety of logistics and transportation services, including dedicated logistics, full service truck leasing and programmed truck maintenance and commercial and consumer truck rental, primarily in North America with additional operations in South America and Europe. It also provides public transportation services in the United States which include student transportation, public transit management and public fleet management and maintenance. Automotive Carriers is the largest highway transporter of new cars and trucks in the United States and a major transporter in Canada.

     Revenue by segment includes intersegment transactions which are based on substantially the same terms as transactions with unaffiliated customers. These amounts are eliminated in consolidation. Revenue of $447 million, $452 million and $453 million, primarily from Automotive Carriers, was derived from General Motors Corporation in 1995, 1994 and 1993, respectively.



In thousands                                    1995           1994           1993
----------------------------------------------------------------------------------
REVENUE:
   Vehicle Leasing & Services            $ 4,589,621      4,057,735      3,596,803
   Automotive Carriers                       594,446        645,402        634,634
   Intersegment                              (16,646)       (17,534)       (14,407)
----------------------------------------------------------------------------------
                                         $ 5,167,421      4,685,603      4,217,030
==================================================================================
   Foreign portion of revenue            $   473,518        347,671        311,265

OPERATING PROFIT:
   Vehicle Leasing & Services            $   442,635        389,085        335,793
   Automotive Carriers                        36,238         49,850         31,832
   Other                                          72            166            (49)
----------------------------------------------------------------------------------
      Operating profit                       478,945        439,101        367,576
   Miscellaneous income
      (expense), net                           1,517         (2,627)          (650)
   Interest expense                         (191,157)      (144,735)      (124,789)
   Unallocated corporate
      overhead expense                       (24,919)       (31,220)       (32,361)
----------------------------------------------------------------------------------
   Earnings from continuing
      operations before
      income taxes                       $   264,386        260,519        209,776
==================================================================================
   Foreign portion of
      operating profit                   $    41,643         30,030         26,176

   Foreign portion of earnings
      from continuing operations
      before income taxes                $    19,068         16,017          9,140
DEPRECIATION:
   Vehicle Leasing & Services            $   716,098        628,625        557,406
   Automotive Carriers                        39,150         35,689         39,418
   Other                                       1,288            900          1,074
----------------------------------------------------------------------------------
                                             756,536        665,214        597,898
   Gains on vehicle sales                    (92,463)       (73,545)       (54,560)
----------------------------------------------------------------------------------
                                         $   664,073        591,669        543,338
==================================================================================
IDENTIFIABLE ASSETS:

   Vehicle Leasing & Services            $ 5,474,602      4,644,294      3,908,931
   Automotive Carriers                       311,539        285,950        277,310
   Other                                     138,941        121,911        107,327
   Eliminations                              (31,267)       (37,682)       (35,180)
----------------------------------------------------------------------------------
                                         $ 5,893,815      5,014,473      4,258,388
==================================================================================
   Foreign portion of
      identifiable assets                $   728,215        562,664        414,173
CAPITAL EXPENDITURES,
   INCLUDING CAPITAL LEASES:
   Vehicle Leasing & Services            $ 2,087,932      1,722,329      1,205,620
   Automotive Carriers                        64,563         43,789         31,045
   Other                                         831          4,044            856
----------------------------------------------------------------------------------
                                         $ 2,153,326      1,770,162      1,237,521
==================================================================================

RYDER SYSTEM, INC. AND CONSOLIDATED SUBSIDIARIES


SUPPLEMENTAL FINANCIAL DATA

Quarterly Data


                                                                                            Quarters
                                                                     ------------------------------------------------------

In thousands, except per share amounts                                     First        Second          Third        Fourth
---------------------------------------------------------------------------------------------------------------------------
Revenue:
   1995                                                              $ 1,233,481     1,324,444      1,264,049     1,345,447
   1994                                                              $ 1,071,837     1,176,339      1,194,675     1,242,752

Earnings before cumulative effect of change in accounting:
   1995                                                              $    26,579        51,486         20,931        56,429
   1994                                                              $    23,738        49,842         41,957        37,992

Net earnings:
   1995                                                              $    18,820        51,486         20,931        56,429
   1994                                                              $    23,738        49,842         41,957        37,992

Earnings per common share before cumulative effect of change in accounting:
   1995                                                              $      0.34          0.65           0.26          0.71
   1994                                                              $      0.30          0.64           0.53          0.48

Net earnings per common share:
   1995                                                              $      0.24          0.65           0.26          0.71
   1994                                                              $      0.30          0.64           0.53          0.48

     Net earnings in the first quarter of 1995 include the cumulative effect of a change in accounting, resulting in an after tax charge of $8 million ($0.10 per common share). See "Summary of Significant Accounting Policies - Accounting Changes" note for additional discussion.

     Net earnings in the third quarter of 1995 were impacted, in part, by the cost of the 32-day Teamsters strike against Automotive Carriers and reorganization costs resulting from the implementation of cost-reduction initiatives in the Vehicle Leasing & Services Division.

     Net earnings in the fourth quarter of 1995 benefited, in part, from higher vehicle and property gains, recovery of costs from certain customers which were incurred during the Teamsters strike against Automotive Carriers, and the favorable resolution of certain operating tax matters.

COMMON STOCK DATA

At December 31, 1995 and 1994, the company had 79,280,613 and 78,760,742 shares, respectively, of common stock outstanding. As of January 31, 1996, there were 18,646 common shareholders of record. The payment of cash dividends is subject to the restrictions described on page 36.

     The company's common shares are traded on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange, and its ticker symbol is "R." Quarterly market price ranges of the common shares and quarterly cash dividends on common shares during 1995 and 1994 were as follows:

                                                               Market Price
                                              ------------------------------------------------
                                                                                                            Common Share
                                                     1995                         1994                     Cash Dividends
                                              -------------------           ------------------           ------------------
                                              High            Low           High           Low           1995          1994
---------------------------------------------------------------------------------------------------------------------------
First quarter                               $25 1/8         21             27 7/8        24 1/8           .15           .15

Second quarter                               25 5/8         23 1/8         25 7/8        21 3/8           .15           .15

Third quarter                                26 1/8         23 3/4         28            24 1/2           .15           .15

Fourth quarter                               26             22 5/8         26 7/8        19 7/8           .15           .15


ELEVEN YEAR SUMMARY


Dollars in thousands, except per share amounts                      1995            1994            1993              1992
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                       $5,167,421       4,685,603       4,217,030         4,019,675
Earnings from continuing operations (a):
   Before income taxes                                        $  264,386         260,519         209,776           165,545
   After income taxes                                         $  155,425         153,529         114,722            98,050
   Per common share                                           $     1.96            1.95            1.43              1.17
Net earnings (loss) (b)                                       $  147,666         153,529         (61,424)          123,926
   Per common share (b)                                       $     1.86            1.95           (0.84)             1.51
---------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                               $     0.60            0.60            0.60              0.60
Average number of common and
   common equivalent shares (in thousands)                        79,370          78,768          77,535            75,046
Average common equity                                         $1,176,373       1,057,931       1,266,715         1,327,624
Return on average common equity (%) (c)                             13.2            14.5            10.2               8.1
Book value per common share                                   $    15.64           14.33           12.81             18.26
Market price - high (d)                                       $   26 1/8              28          26 5/8            28 7/8
Market price - low (d)                                        $       21          19 7/8          24 3/4            19 5/8
---------------------------------------------------------------------------------------------------------------------------
Total debt                                                    $2,623,101       1,912,898       1,531,446         1,668,947
Long-term debt                                                $2,411,024       1,794,795       1,374,943         1,499,765
Debt to equity (%)                                                   212             169             155               113
Debt to tangible equity (%)                                          273             227             202               135
---------------------------------------------------------------------------------------------------------------------------
Year-end assets                                               $5,893,815       5,014,473       4,258,388         4,678,533
Return on average assets (%) (e)                                     2.8             3.3             2.7               2.3
Average asset turnover (%) (f)                                      92.4            99.6           103.2             104.0
---------------------------------------------------------------------------------------------------------------------------
Cash flow from continuing operating activities
   and asset sales                                            $1,173,863       1,096,222         995,954         1,066,936
Capital expenditures, including capital leases                $2,153,326       1,770,162       1,237,521         1,071,034
---------------------------------------------------------------------------------------------------------------------------
Number of vehicles (f)                                           203,932         188,831         168,278           160,188
Number of employees (f)                                           44,503          43,095          37,949            37,336
---------------------------------------------------------------------------------------------------------------------------

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

(b) Net earnings for 1995 include the cumulative effect of a change in accounting for charitable contributions resulting in an after tax charge of $8 million ($0.10 per common share). Net loss for 1993 includes the cumulative effect of a change in accounting for postretirement benefits other than pensions resulting in an after tax charge of $25 million ($0.33 per common share), and an after tax charge of $169 million ($2.18 per common share) related to the discontinued aviation services subsidiaries. Net earnings for 1992 include an after tax gain of $6 million ($0.08 per common share) related to the final disposition of the discontinued aircraft leasing business. Net earnings for 1991 and 1990 include after tax charges of $52 million ($0.70 per common share) and $36 million ($0.48 per common share), respectively, for the discontinuance of the same business. Net earnings for 1989 and 1988 include, in addition to the items discussed in (a) above, after tax extraordinary losses of $6 million ($0.08 per common share) and $19 million ($0.23 per common share), respectively, related to the early retirement of debt. Also included in 1988 is a one-time favorable adjustment of $81 million ($1.02 per common share) for the cumulative effect of a change in accounting for income taxes. Net earnings
(loss) for all years include the results of discontinued operations.

RYDER SYSTEM, INC. AND CONSOLIDATED SUBSIDIARIES



              1991              1990             1989              1988             1987              1986             1985
---------------------------------------------------------------------------------------------------------------------------
         3,851,334         3,950,024        3,889,063         3,842,724        3,621,526         3,105,632        2,723,705

            60,479            98,690           54,090           167,131          237,560           232,855          188,686
            30,923            58,632           31,975           100,249          149,615           139,317          118,496
              0.28              0.64             0.31              1.18             1.82              1.80             1.64
            14,017            42,680           45,986           197,173          187,113           160,933          125,316
              0.05              0.43             0.50              2.40             2.29              2.09             1.73
---------------------------------------------------------------------------------------------------------------------------
              0.60              0.60             0.60              0.56             0.52              0.44             0.40

            73,837            74,769           77,275            79,641           79,621            74,898           72,410
         1,317,888         1,365,269        1,419,226         1,406,470        1,227,372           957,084          814,897
               4.2               5.0              3.1               9.1             14.8              16.3             15.4
             17.50             18.06            18.24             18.71            16.75             14.72            12.20
            21 5/8            23 3/8           31 1/8            32 1/2               43            35 1/2           24 5/8
                14            12 1/4           19 3/4            22 5/8               20            21 1/2           14 5/8
---------------------------------------------------------------------------------------------------------------------------
         1,988,509         2,402,741        2,674,884         2,576,568        2,614,018         2,037,824        1,553,100
         1,742,911         1,883,869        2,151,411         2,281,604        2,476,715         1,866,980        1,459,235
               143               168              180               162              185               164              160
               176               213              226               202              232               214              231
---------------------------------------------------------------------------------------------------------------------------
         4,843,991         5,263,498        5,690,450         5,639,674        5,450,809         4,526,087        3,643,599
               0.5               1.1              0.5               2.0              3.5               3.6              3.8
              95.2              88.7             83.0              83.5             87.2              83.4             87.2
---------------------------------------------------------------------------------------------------------------------------

           855,373         1,093,739        1,017,418         1,004,776        1,006,819           891,601          697,987
           598,044           787,740        1,032,056         1,120,751        1,157,993           758,450          768,509
---------------------------------------------------------------------------------------------------------------------------
           155,159           160,983          163,082           162,633          153,848           134,987          109,644
            35,566            35,591           37,628            40,625           36,811            30,865           24,624
---------------------------------------------------------------------------------------------------------------------------

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

(e) Excludes the cumulative effect of changes in accounting and discontinued operations.

(f) Excludes discontinued operations.

Average common shares and all per share information have been adjusted for the March 1985 two-for-one split and the May 1986 three-for-two split, as appropriate.