Form 10-K, Exhibit 13
period 1996-12-31
RYDER SYSTEM INC
filed 1997-03-26
CIK 85961

EXHIBIT 13.1

RYDER SYSTEM, INC. AND SUBSIDIARIES

FINANCIAL REVIEW

[GRAPH]

- Full Service Truck Leasing - 33%
- Integrated Logistics - 20%
- Automotive Carrier Services - 11%
- Commercial Truck Rental - 9%
- Consumer Truck Rental - 8%
- Public Transportation Services - 8%
- International - 7%
- Other 4%


OVERVIEW

     The company reported record revenue of $5.5 billion in 1996, however, incurred a loss of $41.3 million, or $0.51 per share, primarily due to pretax restructuring and other charges of $247 million. Pretax earnings before restructuring and other charges and the sale of the company's consumer truck rental business were $204 million in 1996. In 1996, the company implemented a comprehensive plan to restructure the organization to reduce costs, improve profitability and align the organizational structure with the strategic direction of the company. Annual savings associated directly with the charge are estimated ultimately to be $125 million. Some actions were taken without a charge and the company estimates that overall its efforts will save $75 million in 1997 and ultimately more than $150 million annually thereafter. In the fourth quarter of 1996, the company recorded a $25 million pretax gain on the sale of its consumer truck rental business (see the "Sale of Consumer Truck Rental" note to the consolidated financial statements for a further discussion). The sale is consistent with the company's plan to emphasize contractual businesses which are less cyclical and capital intensive, and serve customers in commercial and public markets. Proceeds from the sale of the company's consumer truck rental business were used to reduce debt, which resulted in an extraordinary after tax loss on the early extinguishment of debt at a premium of $10 million, or $0.12 per share, and repurchase 4.2 million shares of common stock as part of a previously announced stock repurchase program.

     The restructuring and other charges of $247 million were primarily related to plans to improve organizational effectiveness, improve margins and contain costs. Charges of $215 million were recorded in the fourth quarter of 1996 and $32 million in the second and third quarters of 1996.

     The charges covered plans to close and dispose of approximately 200 operating and administrative facilities in order to reorganize the field operations to reduce costs while improving customer service. Many of the functions previously performed in these facilities have been consolidated at the Shared Services Center near Atlanta. Logistics activities were combined organizationally on a global level to strengthen market impact and improve the leverage and integration of existing capabilities and product development initiatives. Responsibility for the management of many corporate functions has been placed in the operating units to enable them to allocate resources to those functions deemed critical to customer support. Accordingly, the charges included separation costs for approximately 2,450 positions, including 800 employees who took advantage of early retirement programs at Ryder Transportation Services, Automotive Carrier Services and the parent company. As of December 31, 1996, nearly 20% of the separations had occurred with the remainder expected to be completed by the end of 1997. Despite the planned employee separations, total employee headcount at December 31, 1996 increased slightly compared with December 31, 1995 due to continued growth at Ryder Integrated Logistics offset by the sale of the consumer truck rental business and reduced headcount at Ryder Transportation Services.

     The pretax charges were recorded in operating expense as follows: Vehicle Leasing & Services - $210 million; Automotive Carrier Services - $18 million; and other - $19 million. The pretax charges included $113 million for employee separation and other costs, $67 million for estimated closure costs (including $52 million in asset write-downs for facility closures and anticipated sale of non-strategic businesses), $35 million of write-downs relating primarily to the discontinuance of the company-owned car benefit program, certain information systems and other assets and $32 million of other costs including relocation and professional fees. See the

"Restructuring and Other Charges" note to the consolidated financial statements for a further discussion.

     In 1996, the company incurred a loss from operations of $31.3 million compared with 1995 earnings of $155.4 million due principally to the restructuring plan previously mentioned. Excluding restructuring and other charges and the gain on sale of the consumer truck rental business, earnings from operations decreased 28% compared with 1995 due to lower earnings in both Vehicle Leasing & Services and Automotive Carrier Services. Lower earnings in Vehicle Leasing & Services were caused by poor performance in the cyclical commercial rental product line and decreases in the International Division primarily due to lower margin as a percent of revenue in the U.K. and start-up losses in other countries. Automotive Carrier Services earnings declined significantly due to continued pressure on margins resulting from contractual driver wage increases, higher vehicle maintenance costs, increased vehicle liability and cargo expenses, and the impact of two strikes against General Motors, the division's largest customer. Earnings from operations were slightly higher in 1995 compared with 1994 due to higher Vehicle Leasing & Services earnings resulting from higher total operating margin within the division's contractual product lines and increased gains on vehicle sales offset by lower Automotive Carrier Services earnings due mainly to the impact of the Teamsters strike.

     Total revenue increased 7% in 1996 and 10% in 1995 led in both years by the company's two primary contractual product lines - full service truck leasing and integrated logistics - offset by lower Automotive Carrier Services revenue. The decline in Automotive Carrier Services revenue in 1996 was caused by a change in mix of product handled and strikes against General Motors, and in 1995 due to the effect of the Teamsters strike and fourth quarter slowdown in vehicle production, which decreased the number of vehicles shipped.

     Total operating expense as a percentage of revenue was higher in 1996 compared with 1995 due primarily to the restructuring and other charges previously mentioned. Excluding these charges, operating expense as a percentage of revenue was up slightly in 1996 compared with 1995 due to higher equipment rental costs, as a result of an increase in the number of vehicles leased by the company, and higher fuel costs due to price increases. Total operating expense as a percentage of revenue was about the same in 1995 and 1994. Within total operating expense in 1995, lower vehicle liability and environmental expenses as well as a benefit from the resolution of certain operating tax matters were offset by higher logistics related spending and increased equipment rental costs due to an increase in the number of vehicles leased by the company.

     Depreciation expense (before gains on vehicle sales) increased 3% in 1996 compared with a 14% increase in 1995. Strong sales of new full service lease and logistics contracts led to an increase in the average size of the vehicle fleet and resulted in higher depreciation in both 1996 and 1995. However, the size of the vehicle fleet at the end of 1996 decreased 17% compared with 1995 to 168,397 units due to the sale of the consumer truck rental business in the fourth quarter of 1996 and a reduction in the company's commercial truck rental fleet. Depreciation expense (before gains on vehicle sales) in the consumer truck rental product line was $37 million lower in 1996 compared with 1995 due to the sale. Gains on vehicle sales were $27 million lower in 1996 compared with 1995 due to a lower number of vehicles sold and lower average gains per vehicle sold in 1996. In 1995, gains on vehicle sales increased $19 million from the previous year, due primarily to a higher number of vehicles sold.

     Interest expense increased in both 1996 and 1995 compared with prior years due primarily to higher average outstanding debt levels in both 1996 and 1995 and higher interest rates on variable-rate debt in 1995. At December 31,

1996, approximately 21% of the company's financing obligations had variable interest rates.

     The company's effective tax rate for operations was 77.5% in 1996, 41.2% in 1995 and 41.1% in 1994. The higher 1996 effective tax rate is primarily due to the tax effects of nondeductible foreign charges associated with the restructuring and other charges. Additionally, lower income before taxes increased the rate impact of normal, recurring permanent differences.

ACCOUNTING CHANGES

     Effective January 1, 1996, the company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." As provided for in Statement No. 123, the company has elected to continue to apply the provisions of APB No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation. The disclosures required by the new Statement are included in the "Employee Stock Option and Stock Purchase Plans" note to the consolidated financial statements.

     Effective January 1, 1995, the company adopted Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made." As a result, a pretax charge of $12 million ($8 million after tax, or $0.10 per common share) was recorded as the cumulative effect of a change in accounting principle to establish a liability for the present value of the company's total outstanding charitable commitments as of January 1, 1995.



UNDERSTANDING RYDER'S BUSINESS PERFORMANCE

VEHICLE LEASING & SERVICES



Dollars in thousands                                                1996           1995           1994
                                                               -----------     ----------      ---------
Revenue:
   Full service lease and programmed maintenance               $ 2,129,341      1,959,683      1,775,205
   Commercial truck rental                                         515,773        568,558        550,477
   Consumer truck rental (a)                                       440,113        546,818        550,789
   Integrated logistics                                          1,104,797        866,654        645,827
   Public transportation                                           439,750        400,197        365,279
   International                                                   358,869        301,770        192,117
   Other and eliminations                                          (36,897)       (54,059)       (21,959)
                                                               -----------     ----------      ---------
      Total                                                      4,951,746      4,589,621      4,057,735

Operating expense                                                4,049,809      3,519,192      3,111,422
Depreciation expense                                               741,052        716,098        628,625
Gains on sale of revenue earning equipment                         (65,758)       (89,851)       (72,721)
Interest expense                                                   211,675        196,833        151,581
Miscellaneous (income) expense, net                                (19,894)         3,346          3,246
                                                               -----------     ----------      ---------
Earnings before income taxes                                   $    34,862        244,003        235,582
                                                               ===========     ==========      =========

Fleet size (owned and leased, including international):
   Full service lease                                              112,518        106,710         92,676
   Commercial and consumer rental                                   37,609         75,001         72,755
Buses operated or managed                                           13,098         12,855         12,519
Ryder Transportation Services locations                              1,083          1,136          1,101

--------------
(a) Revenue of consumer truck rental is included through October 16, 1996.

     Vehicle Leasing & Services includes the following product lines in the U.S. and Canada: integrated logistics, transportation services (which includes full service truck leasing, commercial truck rental and consumer truck rental) and public transportation services. Vehicle Leasing & Services also includes the company's International Division which consists of full service truck leasing, logistics and truck rental operations in Europe and Latin America. The company sold substantially all the assets and certain liabilities of its consumer truck rental business in the fourth quarter of 1996.

     Vehicle Leasing & Services reported strong revenue growth in both 1996 and 1995. Revenue growth in both years was led by the division's two primary contractual product lines, full service truck leasing and integrated logistics.

     Pretax earnings for the division were significantly lower in 1996 compared with 1995. The gain on sale of the consumer truck rental business and increase in margin dollars in the integrated logistics product line were more than offset by a decline in margin dollars in the commercial rental product line, an increase in depreciation expense (before gains on vehicle sales) of $25 million on a larger average fleet, a decrease in gains on vehicle sales of $24 million, and increased interest expense of $15 million. Additionally, pretax earnings included restructuring and other charges of $210 million. Restructuring and other charges by product line were as follows: integrated logistics - $29 million; full service truck leasing and truck rental - $149 million; public transportation services - $2 million; and international - $30 million.

     In comparing 1995 with 1994, pretax earnings for the division increased as a result of total operating margin increases within the division's contractual product lines, an increase in gains on vehicle sales of $17 million, a benefit of $9 million for the resolution of certain operating tax matters and lower vehicle liability and environmental expenses, partially offset by separation and relocation costs and increases in indirect operating expenses.

INTEGRATED LOGISTICS
REVENUE
In millions

[GRAPH]

INTEGRATED LOGISTICS

     Ryder Integrated Logistics (RIL), Ryder's fastest growing business, provides companies with integrated logistics solutions ranging from the inbound movement of raw materials to manufacturing facilities through the delivery of finished goods to their final destinations.

     Ryder's integrated logistics transportation solutions help companies as varied as Northern Telecom (NORTEL), Agway Retail Services, BellSouth, Cargill and Rite Aid create the competitive advantages that result when goods are moved accurately, quickly and at reduced costs. Ryder's management of the supply chain targets customer objectives such as faster order-cycle times, reduced inventory carrying expense, fewer facilities, greater flexibility and improved customer service.

   RIL continued its strong growth with 1996 revenue reaching $1.1 billion, an increase of $238 million compared with the prior year, or 27%. Continued emphasis on growing business related to larger, more complex, integrated logistics contracts was largely responsible for the increase in revenue. Integrated solutions require significant investments in complex information systems, telecommunications capabilities and equipment to support these systems. Consequently, start-up costs, including technology development, have increased. Margin as a percentage of revenue was relatively the same as in the prior year. Start-up and development costs are expected to remain a significant component of the cost structure as RIL continues to expand logistics product offerings and capabilities.

   Revenue for 1995 reached $866 million, an increase of 34% over the prior year, due primarily to record sales of new logistics contracts.

RYDER INTEGRATED LOGISTICS OPERATES A NINE-STATE OUTBOUND, INTEGRATED LOGISTICS SYSTEM FOR BELLSOUTH. [PHOTO]
-

Margin was higher in 1995, as a result of growth in revenue, but the margin percentage decreased due primarily to costs associated with commencing operations on new accounts and higher driver wages.

FULL SERVICE TRUCK
LEASING REVENUE
In millions
[GRAPH]


FULL SERVICE TRUCK LEASING

     As part of Ryder Transportation Services, full service truck leasing continues to be Ryder's largest product line with more than 13,000 full service truck leasing customers and 101,000 vehicles on lease in the U.S. and Canada. In addition, the full service truck leasing product line provides nearly all of the vehicles operated by Ryder to serve logistics customers, as well as nearly all of the maintenance services for Public Transportation Services vehicles.

     Full service truck leases are designed for customers who wish to manage their own transportation systems without investing the capital and human resources necessary to purchase and maintain a fleet. Ryder offers its customers a flexible range of full service truck leasing products and virtually all of the support services needed to operate them. The array of services to meet customers' unique transportation needs includes safety and regulatory compliance programs; vehicle specification and acquisition support; preventive maintenance; licensing and permitting; emergency road service; fuel and fuel tax reporting; vehicle painting and washing; and vehicle liability and protection programs.

     Companies in a variety of industries such as beverage, baking and snack, newspaper, grocery, chemicals, retail and automotive aftermarket parts lease their trucks from Ryder. Some of those well-known companies are Domino's Pizza, Fruit of the Loom, The Home Depot, HP Hood, Reynolds Metals Company and Sprint.

     To serve customers and prospects with more tailored solutions to meet their financial, maintenance and vehicle management needs, Ryder has formed a strategic alliance with Citicorp and offers the Ryder Citicorp Lease. The Ryder Citicorp Lease combines Ryder's equipment management expertise with Citicorp's financing flexibility to provide customized solutions in four service areas: vehicle specification and acquisition, financing, programmed maintenance and vehicle management services.

     Ryder's maintenance expertise is also available to companies who choose to own their vehicles. Ryder Programmed Maintenance offers companies all of the components of a full service lease except the actual

RYDER TRANSPORTATION SERVICES PROVIDES 42 VEHICLES UNDER FULL SERVICE LEASES TO FRUIT OF THE LOOM, WHICH USES THOSE VEHICLES TO TRANSPORT RAW MATERIALS AMONG MANUFACTURING FACILITIES AND FINISHED GOODS TO DISTRIBUTION CENTERS. [PHOTO] vehicles. Through its programmed maintenance service, Ryder demonstrates the value of working with a transportation expert to customers who previously may not have considered it. Many programmed maintenance customers eventually ask Ryder to take on an expanded role in their transportation operations.

     Revenue from full service truck leasing increased 9% in 1996 and 10% in 1995 as a result of strong new lease sales in 1995. Although new lease sales were lower in 1996 compared with 1995 and 1994, the pricing of new leases on average was higher than for each of the three previous years. The high level of new sales led to an increase in the average full service lease fleet of 8% in 1996 and 12% in 1995. Operating margin dollars from full service truck leasing were relatively unchanged in 1996 and increased in 1995, however, margin as a percentage of revenue was lower in both years. Margin as a percentage of revenue was lower in 1996 as a result of higher depreciation and interest costs due to growth in the fleet. The decline in 1995 resulted from lower prices on newer leases compared with prices on older and expiring leases and higher interest costs in 1995. These items were somewhat offset by lower vehicle liability expense due primarily to better accident experience in 1995.

COMMERCIAL TRUCK
RENTAL REVENUE
In millions

[GRAPH]

TRUCK RENTAL

     Helping companies meet their short-term transportation needs safely, efficiently and cost-effectively is one of Ryder's strengths.

     With approximately 34,000 trucks, tractors and trailers available for rent in the U.S. and Canada, Ryder provides vehicles and support services to businesses on a short-term basis. Vehicles from this fleet also supplement the needs of full service lease customers when they require additional vehicles to meet peak demand, replacements for vehicles being serviced or temporary vehicles while awaiting delivery of new full service lease vehicles.

     As previously mentioned, the company sold substantially all the assets and certain liabilities of its consumer truck rental business in the fourth quarter of 1996 for approximately $574 million (see the "Sale of Consumer Truck Rental" note to the consolidated financial statements for a further discussion).

     Commercial truck rental revenue decreased 9% in 1996 compared with 1995, primarily reflecting a smaller fleet and less support for full service lease customers. Demand for the commercial truck rental product continued to decline in 1996, primarily due to a softening in the demand by lease customers for additional vehicles during peak periods and due to the fact that shortened delivery times for lease vehicles has decreased the need for new lease customers to utilize the rental fleet. The average commercial truck rental fleet size was 3% lower in 1996 compared with 1995 which is consistent with management's plan to downsize the rental fleet. The company believes that continued rental fleet reductions in 1997 should position the commercial truck rental product line for the expected demand in the coming year. The company's rental product line continues to be sensitive to the overall condition of the U.S. economy and 1997 rental results will depend to a great extent on the strength of the economy. Revenue from commercial truck rental increased 3% in 1995 compared with 1994, as a result of higher demand from full service truck leasing customers awaiting delivery of new lease vehicles or satisfying short-term needs.

     Commercial truck rental margin and margin as a percentage of revenue decreased in 1996 compared with 1995 due to a decline in revenue and higher depreciation as a percentage of revenue. Margin and margin as a percentage of revenue decreased in 1995 compared with

AS NEW VEHICLES ARE PURCHASED FOR THE 34,000-VEHICLE RYDER TRANSPORTATION SERVICES COMMERCIAL RENTAL FLEET, THEY WILL BE PAINTED WHITE AND WILL CARRY THE
COMPANY'S NEW IDENTITY, LIKE THE TRUCK ON THE RIGHT.     [PHOTO]

1994 as a result of higher interest expense and lower asset utilization.

     Consumer truck rental revenue in 1996 decreased by $107 million compared with 1995, due to the sale. Consumer truck rental revenue of approximately $440 million through the October 1996 sale date was relatively the same as revenue in the corresponding period in 1995, however, revenue per unit increased 9% due to a comparable reduction in the fleet size. Consumer truck rental revenue was relatively unchanged in 1995 compared with 1994 as higher demand for long-distance rentals was offset by lower demand for local rentals, including "light commercial" rentals.

     Consumer truck rental margin and margin as a percentage of revenue increased in 1996 primarily due to the smaller fleet which resulted in lower depreciation expense per unit and interest costs, as well as a reduction of insurance costs due to lower vehicle liability expense. Consumer truck rental margin and margin as a percentage of revenue were about the same in 1995 compared with 1994 with margins in 1995 reflecting lower vehicle utilization and higher interest expense, offset by significantly lower vehicle liability expense.

PUBLIC TRANSPORTATION
SERVICES REVENUES
In millions

[GRAPH]

PUBLIC TRANSPORTATION SERVICES

     Ryder extends its logistics expertise to the public and private sectors through Public Transportation Services, which includes student transportation, public transit and public fleet management and maintenance services.

     One of the largest providers of student transportation services in the U.S., Ryder Student Transportation Services transports more than 523,000 students daily in more than 460 school systems in 21 states. School systems using Ryder's services include those in Seattle, Milwaukee, St. Louis and Pittsburgh.

     Ryder/ATE provides public transit contracting and management services to more than 80 public transit organizations in such cities as Houston, Dallas, Cincinnati and Hartford. Those systems range from fixed routes and express service to paratransit systems.

     Ryder/MLS is the nation's largest non-governmental provider of fleet management and maintenance services for public fleets and public utilities. Nearly 27,000 vehicles and pieces of equipment owned by cities, counties, municipalities and public utilities are managed or maintained by Ryder/MLS.

     Public transportation services revenue increased 10% in both 1996 and 1995 compared with 1995 and 1994, respectively. The increase in 1996 was primarily due to the addition of new public transit contracts at Ryder/ATE. Margin and margin as a percentage of revenue from public transportation services were both lower in 1996 compared with 1995, primarily as a result of higher operating expenses caused by adverse weather conditions, increased driver compensation and start-up costs associated with new transit contracts at Ryder/ATE. Both margin and margin as a percentage of revenue from these businesses increased in 1995 compared with 1994 as a result of higher revenue and lower workers' compensation and vehicle liability expenses.


RYDER/ATE MANAGES AND OPERATES THE DALLAS AREA RAPID TRANSIT SYSTEM (DART) PARATRANSIT SYSTEM FOR PEOPLE WITH DISABILITIES AND ALSO MANAGES AND OPERATES A
PORTION OF DART'S COMMUTER BUS SERVICES.   [PHOTO]

INTERNATIONAL REVENUE
In millions

[GRAPH]

INTERNATIONAL

     Ryder develops integrated logistics solutions that respond to diverse requirements, providing customers with a single source for high quality and efficient local, regional and global solutions.

     Ryder has strengthened its position within strategic trading blocs in Europe and Latin America by leveraging experiences gained in the U.S. and forming alliances with leading local companies which have skills and experiences that have complementary market, technical and operational expertise. As European integration progresses and the market evolves, Ryder offers a pan-European approach to a growing number of customers.

     In Europe, Ryder continues its relationship with Hewlett-Packard, managing its cross-Channel outbound logistics chain and transportation of computer products from nine assembly plants and warehouses in Germany, France and the Netherlands to customers in the U.K. and Republic of Ireland. Leveraging the Ryder Integrated Logistics carrier management technology, Ryder offers strategic customers global freight management and logistics consultation services, enabling them to optimize distribution and reduce transportation expenses.

     In Latin America, Ryder has a strong foothold in NAFTA and Mercosur, two of the world's largest trading areas. In Mexico, Ryder de Mexico leveraged previous experiences in the U.S., providing General Motors with a complex logistics solution, collecting parts and materials from suppliers in Mexico and delivering them just-in-time to a GM assembly plant in the U.S. Also in Mexico, Ryder supports FEMSA/Coca-Cola, the world's largest Coca-Cola franchise, by transporting product from one plant to approximately 25 distribution centers in Mexico City.

     In Brazil, Ryder formed a joint venture with a German company and two Brazilian companies that successfully implemented and now operates an integrated logistics project for four Volkswagen plants, including the highly publicized Resende truck assembly facility. Additionally, Ryder continues to expand its relationship with Sevel, Argentina's manufacturer of Peugeot automobiles.

      The International Division continued to experience significant revenue growth in 1996 compared with 1995 as a result of full service truck leasing and logistics acquisitions

THE DISNEY STORES IN THE UNITED KINGDOM USE FULL SERVICE CONTRACT HIRE (LEASE) VEHICLES PROVIDED BY RYDER PLC TO TRANSPORT MERCHANDISE FROM THEIR DISTRIBUTION
CENTRE TO DISNEY STORES THROUGHOUT BRITAIN.   [PHOTO]
made in the U.K. in late 1994 as well as revenue from recent expansion into Mexico and South America. The International Division experienced lower margins as a percent of revenue and a loss for the year due to increased competition in most of its major product lines in the U.K. and continued start-up expenses in South America and Europe. Pretax earnings from the International Division were higher in 1995 compared with 1994 as a result of higher earnings in the U.K. somewhat offset by higher international development expenses including start-up expenses in Mexico and South America. At this time, there are no significant legal restrictions regarding the repatriation of cash flows to the U.S. from the foreign countries where the company is currently operating.

AUTOMOTIVE CARRIER SERVICES


Dollars in thousands                       1996           1995        1994
                                        ---------      --------     --------

Revenue                                 $ 583,292       594,446     645,402
                                        ---------      --------     -------

Earnings (loss) before income taxes     $ (14,690)       43,144      50,078
                                        =========      ========     =======

Total units transported (000)               6,029         5,791       6,277
Total miles traveled (000)                220,476       218,859     239,831
Auto transports:
   Owned and leased                         2,774         2,877       3,790
   Owner-operators                            575           490         516
Locations                                      91            85          80

AUTOMOTIVE CARRIER
SERVICES REVENUE
In millions

[GRAPH]

     In North America's vehicle transportation market, Ryder is the largest highway provider and has more than 80 years experience delivering cars and trucks from manufacturing plants, ports and railheads to dealers. Ryder's Automotive Carrier Services transported more than six million vehicles in 1996, including approximately half of the Toyota, Mazda and Honda vehicles produced in North America.

     To reduce costs and maximize customer service, the division centralized the management of vehicle inventory and drivers by establishing a centrally located customer service center. The new Customer Service Center is responsible for the selection of drivers and equipment to pick up and deliver vehicles in the most efficient manner.

     On-board technology is being installed on vehicle transporters. The system utilizes both cellular and satellite technology, which enables drivers on the road to utilize this same technology to maintain contact with the Customer Service Center and operating terminals - on a real time basis - from anywhere in North America. This communications ability translates into increased efficiency and quicker response time for customers.

POPULAR NEW FORD EXPEDITIONS WERE AMONG THE MORE THAN 6 MILLION VEHICLES TRANSPORTED FOR ALL THE MAJOR AUTO MANUFACTURERS DURING 1996 BY RYDER AUTOMOTIVE CARRIER SERVICES. [PHOTO]

     Automotive Carrier Services revenue decreased 2% in 1996 and 8% in 1995, although the number of units shipped increased 4% in 1996, primarily due to the absence of the Teamsters strike experienced in 1995. The decrease in revenue in 1996 was primarily due to a change in mix of product handled and the impact of two strikes against General Motors. Lower 1995 revenue resulted from an 8% decrease in the number of vehicles shipped due in part to the Teamsters strike against the division and a fourth quarter reduction in vehicle production in North America. General Motors accounted for approximately 52% of the division's revenue in 1996 and 54% of the division's revenue in both 1995 and 1994.

     In 1996, Automotive Carrier Services reported a pretax loss of $14.7 million compared to pretax earnings of $43.1 million in 1995. The loss in 1996 was due to restructuring and other charges, higher wages resulting from a new contract with the Teamsters, higher fuel costs, higher vehicle liability and cargo damage expenses, increased vehicle maintenance costs and the impact of two strikes against General Motors. Pretax earnings were lower in 1995, compared with 1994, due primarily to revenue lost during the Teamsters strike, non-recurring expenses relating to the strike and the fourth quarter reduction in vehicle production in 1995. The division's earnings benefited in 1995 from a $10 million pretax benefit from the resolution of certain operating tax matters and pretax gains from property sales totaling $4 million. Automotive Carrier Services has been unable to obtain meaningful rate increases from customers and continues to pursue operating efficiencies to improve profitability.

     Pretax results of Automotive Carrier Services included $18 million of restructuring and other charges in 1996.

OTHER

     Other, which is composed primarily of corporate administrative costs, reported net expenses of $38 million in 1996 compared with $23 million in 1995 and $25 million in 1994. The increase in 1996 is primarily due to restructuring and other charges of $19 million. Excluding these charges, the reduction of expenses from 1995 was primarily due to interest income earned on short-term investments made with proceeds received from the sale of the consumer truck rental business.

FINANCIAL RESOURCES AND LIQUIDITY

CASH FLOW

     The company's cash requirements in 1996 continued to be funded internally through operations and the sale of revenue earning equipment. Cash flow from operating activities was $591 million in 1996, compared with $809 million in 1995 and $831 million in 1994. The decrease from 1995 resulted primarily from the following: lower earnings; an increase in receivables of $183 million due to lower sales of receivables; and lower non-cash charges for deferred income taxes. These items were somewhat offset by higher non-cash charges for depreciation; reduced prepaid expenses due to a decrease in prepaid pension expense resulting from the early retirement programs; the sale of the consumer truck rental business; and restructuring and other charges. In the fourth quarter of 1996, the company used $123 million in proceeds from the sale of its consumer truck rental business to repurchase 4.2 million shares of common stock. The decrease in cash flow from operating activities in 1995, compared with 1994, was primarily attributable to changes in certain working capital items, including reduced accounts payable for vehicle purchases due to the timing of new lease sales and vehicle deliveries, lower accrued expenses and an increase in pension prepayments. These items were somewhat offset by higher non-cash charges for depreciation and deferred income taxes and proceeds of $30 million from the sale of receivables as part of the company's receivables sales program.

     Capital expenditures were $1.3 billion in 1996, compared with $2.2 billion and $1.8 billion in 1995 and 1994, respectively. Capital expenditures for full service truck leasing decreased $425 million in 1996 to $785 million primarily due to lower sales levels. Capital expenditures for commercial truck rental were $24 million in 1996, a decrease of $223 million compared with 1995, due to the planned decrease in the commercial rental fleet. Public transportation services capital expenditures of $44 million increased $10 million compared with 1995, due to new public transportation contracts. International Division capital expenditures decreased $28 million in 1996 due primarily to a reduction in the rental fleet and less than planned spending in the lease fleet in the U.K. and Germany. Capital expenditures for Automotive Carrier Services decreased $19 million in 1996 to $41 million due primarily to lower planned fleet replacement. Capital expenditures for the consumer truck rental product line decreased by $135 million also due to planned fleet reductions. Capital expenditures on operating property and equipment were relatively unchanged as compared with 1995. The increase in capital expenditures in 1995 compared with 1994 was due primarily to increased expenditures in full service truck leasing as a result of new business sales and higher expenditures in commercial truck rental to support demand created by new lease customers and fleet expansion.

     Cash flow from operating activities (excluding sales of receivables) plus asset sales (including sale of business) as a percentage of capital expenditures was 118% in 1996, compared with 53% in 1995 and 62% in 1994. The increase in 1996 was due to decreased capital expenditures required to support new lease sales and reengineering and systems initiatives. The 1996 and 1995 changes in capital expenditures were partially offset by increases of $17 million and $99 million, respectively, in proceeds from sales of property and revenue earning equipment.

     In 1997, management projects that capital expenditures will be at about the same level as 1996. The company plans to continue to restrict its capital expenditures in its rental product line as fleet levels are adjusted to expected demand. Expenditures in full service truck leasing are also expected to decline as a result of the redeployment of rental vehicles and lower sales of used vehicles. Capital expenditures for the public transportation services businesses are expected to increase due to anticipated growth and fleet replacement. International capital expenditures are expected to decrease in 1997, primarily due to reduced expenditures in the U.K. and Germany. Capital expenditures within Automotive Carrier Services are expected to decrease as a result of a planned lower level of fleet replacement compared with 1996. The company expects to fund its 1997 capital expenditures with both internally generated funds and additional financing.

FINANCING

     Ryder is a capital intensive company and often depends on external capital. The company has a variety of financing alternatives available to fund its capital needs. These alternatives include long- and medium-term public and private debt, as well as variable-rate financing available through bank credit facilities and commercial paper. The company also periodically enters into sale and leaseback agreements for revenue earning equipment, the majority of which are accounted for as operating leases. Ryder's debt ratings for its public debt were unchanged in 1996 compared with 1995. Ratings from Moody's Investors Service are A3 for unsecured notes and P2 for commercial paper. Standard & Poor's Ratings Group has assigned ratings of A2 and A- for commercial paper and unsecured notes, respectively. Duff and Phelps ratings are D1 for commercial paper and A for unsecured notes. On January 21, 1997, the company was notified by Standard & Poor's Ratings Group that its A- corporate credit rating and senior unsecured debt rating were placed on credit watch with negative implications. The Standard & Poor's Ratings Group affirmed the company's A2 rating on commercial paper.

   Debt decreased from $2.6 billion at the end of 1995 to $2.4 billion at the end of 1996. This decrease was due to lower capital expenditures in 1996 compared with 1995 and the company's use of proceeds from the sale of its consumer truck rental business to pay down debt. The company redeemed $80 million of unsecured notes at an after tax premium of $10 million and made $117 million of scheduled unsecured note payments. U.S. commercial paper outstanding at December 31, 1996 was $16 million, compared with $45 million at the end of 1995. The company's foreign debt increased $63 million in 1996 due primarily to growth in business in the U.K. and Canada. Proceeds from sale-leaseback transactions decreased from $300 million in 1995 to $150 million in 1996.

   The company has no derivative financial instruments held for trading purposes or that are leveraged. From time to time, the company enters into various interest rate swap and cap agreements in managing interest rate exposure in its existing debt portfolio. The company had deferred gains totaling $4 million at December 31, 1996 relating to certain interest rate swap and cap agreements terminated in 1995 which are recognized over the original remaining lives of the agreements. See the "Summary of Significant Accounting Policies" note to the consolidated financial statements for a further discussion of the company's interest rate management program.

     At the end of 1996, committed unused lines of credit totaled $656 million and the company had $268 million of debt securities available for issuance under a shelf registration statement filed in 1995.

     The ratio of debt to equity at December 31, 1996 was 220%, compared with 212% at December 31, 1995. The ratio of debt to tangible equity at December 31, 1996 was 289%, compared with 273% at December 31, 1995.

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

   Capital expenditures related to these programs totaled approximately $9 million in 1996 and $12 million in 1995. Environmental capital expenditures are primarily related to a government mandated tank replacement program required to be completed by the end of 1998. These capital expenditures are not expected to increase materially in relation to the company's level of total capital expenditures. The company incurred $9 million of environmental expenses in 1996, compared with $14 million in 1995 and $28 million in 1994, which included normal recurring expenses, such as licensing, testing and waste disposal fees. The company made substantial progress toward completing the cleanup or determining the actions required to complete the cleanup at most of its facilities during the years leading up to December 31, 1994. Based on current circumstances and the present standards imposed by governmental regulations, environmental expenses should not increase materially from 1996 levels in the near term.

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

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1996, the Financial Accounting Standards Board issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The company will adopt this Statement in the first quarter of 1997 and, based upon information currently available, does not anticipate that the effect of adoption will be material to the company's financial position or results of operations.

OUTLOOK

     In 1997, the company's activities will center around several key areas designed to enhance shareholder returns. The company will continue to review the structure of the corporate portfolio which includes reviewing alternatives for Automotive Carrier Services and repurchasing the remaining 1.8 million shares of the previously announced 6 million share repurchase program. The company will also focus on the continued growth of both revenue and margin by enhancing logistics capabilities and balancing innovative solutions with existing capabilities. Capital spending levels for 1997 are expected to be similar to 1996 spending levels. The commercial rental fleet will continue to be rationalized and capital will be allocated to those products providing the best returns. Completion of the implementation of the 1996 restructuring plan and other cost saving initiatives, including reviewing potential outsourcing opportunities, will result in more effective cost control throughout the company. Finally, implementation of the 1996 restructuring plan and other initiatives should also improve organizational effectiveness by providing the business units with more control and responsibility for decision-making and the ability to allocate resources to those functions deemed critical to customer support.

     The company's performance in 1997 will depend to some extent on domestic economic conditions. However, the foundation established over the past several years along with the goals set forth for 1997 should position the company for improved earnings.

     This financial review contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current plans and expectations of Ryder System, Inc. and involve risks and uncertainties that could cause actual future events and results of operations to be materially different from those in the forward-looking statements. Important factors that could cause such differences include, among others, lost revenue resulting from the facility closures, greater than expected expenses associated with the company's personnel needs or operating activities, the competitive pricing environment applicable to the company's operations or changes in government regulations.

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


/s/ M. ANTHONY BURNS
-------------------
M. Anthony Burns
Chairman, President and
Chief Executive Officer


/s/ EDWIN A. HUSTON
--------------------
Edwin A. Huston
Senior Executive Vice President -
Finance and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders of Ryder System, Inc.:

   We have audited the accompanying consolidated balance sheets of Ryder System, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryder System, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

   As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for charitable contributions in 1995.


/s/ KPMG PEAT MARWICK LLP
-------------------------
Miami, Florida
February 4, 1997



                     CONSOLIDATED STATEMENTS OF OPERATIONS

                       RYDER SYSTEM,INC. AND SUBSIDIARIES


                                                                                YEARS ENDED DECEMBER 31
                                                                            1996         1995          1994
                                                                        -----------    ---------     ---------
(In thousands, except per share amounts)

Revenue                                                                 $ 5,519,415    5,167,421     4,685,603
                                                                        -----------    ---------     ---------
Operating expense                                                         4,641,528    4,049,322     3,686,053
Depreciation expense, net of gains                                          713,344      664,073       591,669
Interest expense                                                            206,607      191,157       144,735
Miscellaneous (income) expense, net                                         (24,441)      (1,517)        2,627
                                                                        -----------    ---------     ---------
                                                                          5,537,038    4,903,035     4,425,084
                                                                        -----------    ---------     ---------
   Earnings (loss) before income taxes, extraordinary loss and
      cumulative effect of change in accounting                             (17,623)     264,386       260,519
Provision for income taxes                                                   13,664      108,961       106,990
                                                                        -----------    ---------     ---------
   Earnings (loss) before extraordinary loss and cumulative
      effect of change in accounting                                        (31,287)     155,425       153,529
Extraordinary loss on early extinguishment of debt                          (10,031)           -             -
Cumulative effect of change in accounting                                         -       (7,759)            -
                                                                        -----------    ---------     ---------

Net Earnings (Loss)                                                     $   (41,318)     147,666       153,529
                                                                        ===========    =========     =========
Earnings (Loss) per Common Share:
   Earnings (loss) before extraordinary loss and
      cumulative effect of change in accounting                         $     (0.39)        1.96          1.95
   Extraordinary loss on early extinguishment of debt                         (0.12)           -             -
   Cumulative effect of change in accounting                                      -        (0.10)            -
                                                                        -----------    ---------     ---------
Earnings (Loss) per Common Share                                        $     (0.51)        1.86          1.95
                                                                        ===========    =========     =========

          See accompanying notes to consolidated financial statements.



                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                       RYDER SYSTEM, INC. AND SUBSIDIARIES


                                                                      YEARS ENDED DECEMBER 31
In thousands                                                      1996         1995          1994
                                                              ----------   ----------    ----------
Cash Flows from Operating Activities:
   Net earnings (loss)                                        $  (41,318)     147,666       153,529
   Depreciation expense, net of gains                            713,344      664,073       591,669
   Deferred income tax (benefit) expense                          (8,448)      93,807        56,648
   Proceeds from sales of receivables                                  -       30,000             -
   Extraordinary loss on early extinguishment of debt             10,031            -             -
   Cumulative effect of change in accounting                           -        7,759             -
   Increase in receivables                                      (183,024)     (86,312)      (87,761)
   Increase in inventories                                        (1,646)      (2,575)       (2,914)
   Decrease (increase) in prepaid and other current assets        30,878      (28,547)       (8,872)
   Increase (decrease) in accounts payable                       (51,371)     (40,210)       66,087
   Increase (decrease) in accrued expenses                       117,171       (9,956)       25,031
   Increase (decrease) in other non-current liabilities          (13,528)      19,876        27,733
   Other, net                                                     18,836       13,783         9,813
                                                             -----------   ----------    ----------
                                                                 590,925      809,364       830,963
                                                             -----------   ----------    ----------

Cash Flows from Financing Activities:
   Debt proceeds                                                 138,992    1,117,739       609,637
   Debt repaid, including capital lease obligations             (354,694)    (417,716)     (195,099)
   Common stock repurchased                                     (122,870)           -             -
   Common stock issued                                            63,710       11,251        27,601
   Dividends on common stock                                     (48,315)     (47,372)      (46,926)
                                                             -----------   ----------    ----------
                                                                (323,177)     663,902       395,213
                                                             -----------   ----------    ----------

Cash Flows from Investing Activities:
   Purchases of property and revenue earning equipment        (1,302,554)  (2,151,757)   (1,769,130)
   Sales of property and revenue earning equipment               381,762      364,499       265,259
   Sale and leaseback of revenue earning equipment               150,000      300,000       400,000
   Acquisitions, net of cash acquired                                  -            -      (144,574)
   Proceeds from business sold                                   574,167            -             -
   Other, net                                                     27,404       30,971        41,456
                                                             -----------   ----------    ----------
                                                                (169,221)  (1,456,287)   (1,206,989)
                                                             -----------   ----------    ----------

Increase in Cash and Cash Equivalents                             98,527       16,979        19,187
Cash and Cash Equivalents at January 1                            92,857       75,878        56,691
                                                             -----------   ----------    ----------
Cash and Cash Equivalents at December 31                      $  191,384       92,857        75,878
                                                             ===========   ==========    ==========


          See accompanying notes to consolidated financial statements.


                           CONSOLIDATED BALANCE SHEETS

                       RYDER SYSTEM,INC. AND SUBSIDIARIES

                                                                        DECEMBER 31
                                                                    1996          1995
                                                                -----------     ---------
Dollars in thousands, except per share amounts
Assets

Current assets:
   Cash and cash equivalents                                    $   191,384        92,857
   Receivables                                                      561,927       374,689
   Inventories                                                       61,345        59,699
   Tires in service                                                 168,367       195,742
   Deferred income taxes                                             82,571        39,527
   Prepaid expenses and other current assets                         82,172       121,547
                                                                -----------     ---------
      Total current assets                                        1,147,766       884,061
                                                                -----------     ---------

Revenue earning equipment                                         3,286,088     3,775,885
Operating property and equipment                                    615,111       661,365
Direct financing leases and other assets                            314,574       269,819
Intangible assets and deferred charges                              281,850       302,685
                                                                -----------     ---------
                                                                $ 5,645,389     5,893,815
                                                                ===========     =========

Liabilities and Shareholders' Equity

Current liabilities:
   Current portion of long-term debt                            $   199,958       212,077
   Accounts payable                                                 321,468       380,264
   Accrued expenses                                                 633,529       527,834
                                                                -----------     ---------
      Total current liabilities                                   1,154,955     1,120,175
                                                                -----------     ---------

Long-term debt                                                    2,237,010     2,411,024
Other non-current liabilities                                       461,275       474,218
Deferred income taxes                                               686,143       648,373
Shareholders' equity:
   Common stock of $0.50 par value per share
     Authorized, 400,000,000; outstanding,
     1996 - 77,961,154; 1995 - 79,280,613                           496,292       550,197
   Retained earnings                                                613,887       703,520
   Translation adjustment                                            (4,173)      (13,692)
                                                                -----------     ---------
      Total shareholders' equity                                  1,106,006     1,240,025
                                                                -----------     ---------

                                                                $ 5,645,389     5,893,815
                                                                ===========     =========


          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       RYDER SYSTEM,INC. AND SUBSIDIARIES


December 31, 1996, 1995 and 1994

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts of Ryder System, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION. Ryder System, Inc. is a multinational logistics and transportation company operating in nine countries. The company's principal product lines include integrated logistics, full service truck leasing and programmed truck maintenance, commercial truck rental, public transportation services and automotive transport. See the "Segment Information" footnote for further discussion of the company's operating segments, markets and product lines. As discussed in the "Sale of Consumer Truck Rental" footnote, the company sold substantially all of the assets and certain liabilities of its consumer truck rental business on October 17, 1996.

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

REVENUE EARNING EQUIPMENT, OPERATING PROPERTY AND EQUIPMENT AND DEPRECIATION. Revenue earning equipment, principally vehicles, and operating property and equipment are stated at cost. Provision for depreciation is computed using the straight-line method on substantially all depreciable assets. Annual straight-line depreciation rates range from 8% to 33% for revenue earning equipment, 2.5% to 10% for buildings and improvements and 10% to 25% for machinery and equipment.

Gains on operating property and equipment sales are reflected in miscellaneous (income) expense. Gains on sales of revenue earning equipment, net of selling and equipment preparation costs, are reported as reductions of depreciation expense and totaled $66 million, $92 million and $74 million in 1996, 1995 and 1994, respectively.

INTANGIBLE ASSETS. Intangible assets consist principally of goodwill totaling $248 million in 1996 and $265 million in 1995. Goodwill is amortized on a straight-line basis over appropriate periods generally ranging from 10 to 40 years. Accumulated amortization was approximately $85 million and $76 million at December 31, 1996 and 1995, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets, including intangible assets, used in the company's operations are reviewed for impairment when circumstances indicate that the carrying amount of an asset may not be recoverable. The primary indicators of recoverability are the associated current and forecasted undiscounted operating cash flows.

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

INCOME TAXES. Deferred taxes are provided using the asset and liability method for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

OTHER COSTS. Advertising and sales promotion costs are expensed as incurred. Vehicle repairs and maintenance which do not extend the life or increase the value of the vehicle are expensed as incurred.

DERIVATIVE FINANCIAL INSTRUMENTS. The company enters into interest rate swap and cap agreements to manage its fixed and variable interest rate exposure and to better match the repricing of its debt instruments to that of its portfolio of assets; it has no derivative financial instruments held for trading purposes and none of the instruments are leveraged. The company assigns each interest rate swap and cap agreement to a debt or operating lease obligation. Amounts to be paid or received under swap and cap agreements are recognized over the terms of the agreements as adjustments to interest expense or rent expense. Amounts receivable or payable under the agreements are included in receivables or accrued expenses in the consolidated balance sheets. The premiums paid for interest rate caps are recorded in deferred charges and amortized over the lives of the cap agreements. Gains and losses on terminated interest rate swaps and caps are deferred and amortized into income over the remaining original lives of the terminated agreements which, in all cases, are equal to or shorter than the remaining terms of the underlying debt or lease obligation.

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

ACCOUNTING CHANGES. Effective January 1, 1996, the company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." As provided for in Statement No. 123, the company has elected to continue to apply the provisions of APB No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based compensation. The disclosures required by the new Statement are included in the "Employee Stock Option and Stock Purchase Plans" footnote.

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

RECLASSIFICATIONS. Certain reclassifications have been made in the 1995 and 1994 financial statements to conform to the 1996 presentation.

SALE OF CONSUMER TRUCK RENTAL

On October 17, 1996, the company sold substantially all the assets and certain liabilities of its consumer truck rental business for $574 million in cash, resulting in an after tax gain of $15 million (net of applicable income taxes of $10 million), which is included in miscellaneous income.

Revenues related to the consumer truck rental business were $440 million for the period January 1 through October 16, 1996 and $547 million and $551 million for the years ended December 31, 1995 and 1994, respectively. Pretax earnings of the consumer truck rental business were $18 million for the period January 1 through October 16, 1996 and $8 million and $21 million for the years ended December 31, 1995 and 1994, respectively. These amounts represent consumer truck rental's pretax earnings on a stand-alone basis.

Pursuant to the terms of the sales agreement, the company gave the buyer a royalty-free license to use the Ryder trademark and color scheme, subject to certain restrictions, for a total of 10 years (with required modifications to the trademark after five years). The company and the buyer have also entered into service agreements for periods ranging from two to five years, with options for extensions for certain of the agreements. Under the agreements, the company will continue to provide various services to the buyer including vehicle maintenance, claims processing, management information systems and other administrative services. In addition, certain company branch locations will continue to act as consumer truck rental dealers and the company will continue to assist in the disposition of the buyer's used vehicles through its sales network. Rates agreed upon for the various services are considered reasonable based on market rates.

RESTRUCTURING AND OTHER CHARGES

During 1996, the company implemented several restructuring initiatives in an effort to reduce costs, improve profitability and align the organizational structure with the strategic direction of the company. As a result of the initiatives, the company recorded pretax charges in 1996 of $247 million which included restructuring costs of $78 million, early retirement costs of $50 million, asset write-downs of $87 million and other charges of $32 million. The charges reduced net income by $164 million or $2.02 per share.

The company's pretax charges included $113 million in employee-related costs, which were primarily related to the planned elimination of approximately 2,450 positions. This amount included $50 million for approximately 800 employees who retired pursuant to voluntary early retirement programs. The headcount reductions resulted from consolidating and reorganizing corporate and business unit operations and affected employee groups across all levels of the company. Nearly 20% of the separations occurred during 1996, with the remaining separations expected to be completed during 1997.

The company's restructuring initiatives also included the planned closure of almost 100 operating locations and the closure of approximately 100 administrative and non-operating locations to achieve economies of scale and eliminate redundant processes. In connection with these initiatives, the company recorded $67 million in estimated closure costs, including asset write-downs of $52 million relating to both facility closures and the anticipated sale of small non-strategic businesses. The operating and administrative locations are scheduled to be closed and consolidated throughout 1997. Additionally, there were $35 million of write-downs relating primarily to the discontinuance of the company car program, certain information systems and other assets.

The company also incurred $32 million of other costs associated with the restructuring initiatives including relocation of employees and professional fees incurred as part of the implementation of the restructuring.

A summary of the activity relating to restructuring liabilities is as follows:

                               EMPLOYEE          FACILITY
In thousands                   SEPARATIONS       CLOSURES        TOTAL
                               -----------       --------       --------

Accrual recorded               $    62,424         15,437         77,861
Payments                           (15,623)          (530)       (16,153)
                               -----------       --------       --------
Balance at December 31, 1996   $    46,801         14,907         61,708
                               ===========       ========       ========

Management believes that the remaining restructuring liabilities at December 31, 1996 are adequate to complete its plans and that the liabilities will be substantially paid by the end of 1997. The additional pension and postretirement liabilities will be paid in accordance with the provisions of the existing plans.

The pretax charge was recorded as $210 million in operating expense for Vehicle Leasing & Services, $18 million in operating expense for Automotive Carrier Services and $19 million operating expense at the corporate level. As a result of these actions, earnings are ultimately expected to be benefited by approximately $125 million annually.

SALES OF RECEIVABLES

The company participates in an agreement to sell, with limited recourse, up to $350 million of trade receivables on a revolving basis through March 2001. The costs associated with this program were $13 million in 1996, $15 million in 1995 and $8 million in 1994 and were charged to miscellaneous (income) expense. At December 31, 1996 and 1995, the outstanding balance of receivables sold pursuant to this agreement was $75 million and $250 million, respectively.

REVENUE EARNING EQUIPMENT

In thousands                                 1996              1995
                                         -----------        ----------

Full service lease                       $ 3,302,496         3,092,432
Commercial rental                          1,306,998         1,351,467
Consumer rental                                 --             811,182
                                         -----------        ----------
                                           4,609,494         5,255,081

  Accumulated depreciation                (1,616,076)       (1,751,316)
                                         -----------        ----------
                                           2,993,418         3,503,765
                                         -----------        ----------

Other revenue earning equipment              672,440           637,327
  Accumulated depreciation                  (379,770)         (365,207)
                                         -----------        ----------
                                             292,670           272,120
                                         -----------        ----------
                                         $ 3,286,088         3,775,885
                                         ===========        ==========

OPERATING PROPERTY AND EQUIPMENT

In thousands                                 1996          1995
                                         -----------    ----------

Land                                     $   113,601       116,719
Buildings and improvements                   491,714       466,219
Machinery and equipment                      402,516       483,116
Other                                        120,795       108,163
                                         -----------    ----------
                                           1,128,626     1,174,217

  Accumulated depreciation                  (513,515)     (512,852)
                                         -----------    ----------
                                         $   615,111       661,365
                                         ===========    ==========


ACCRUED EXPENSES AND OTHER NON-CURRENT LIABILITIES

In thousands                                  1996          1995
                                         -----------    ----------

Salaries and wages                       $   145,222       114,141
Employee benefits                             17,246        17,974
Interest                                      47,614        45,325
Operating taxes                               72,622        70,607
Self-insurance                               344,803       381,189
Postretirement benefits
 other than pensions                          60,726        53,548
Vehicle rent and related accruals            181,662       167,182
Environmental liabilities                     40,424        51,978
Other, including restructuring               184,485       100,108
                                         -----------    ----------
                                           1,094,804     1,002,052
Non-current portion                         (461,275)     (474,218)
                                         -----------    ----------
Accrued expenses                         $   633,529       527,834
                                         ===========    ==========

LEASES

OPERATING LEASES AS LESSOR. One of the company's major product lines is full service leasing of commercial trucks, tractors and trailers. These lease agreements provide for a fixed time charge plus a fixed per-mile charge. A portion of these charges is often adjusted in accordance with changes in the Consumer Price Index. Contingent rentals included in income during 1996, 1995 and 1994 were $248 million, $240 million and $207 million, respectively.

DIRECT FINANCING LEASES. The company leases additional revenue earning equipment as direct financing leases. The net investment in direct financing leases consisted of:

In thousands                                         1996         1995
                                                 ----------    ---------

Minimum lease payments receivable                 $ 349,746      295,426
Executory costs and unearned income                 (85,188)     (73,118)
Unguaranteed residuals                               45,438       41,228
                                                 ----------    ---------

Net investment in direct financing leases           309,996      263,536
Current portion included in receivables             (47,888)     (43,674)
                                                 ----------    ---------

Non-current portion included in other assets      $ 262,108      219,862
                                                 ==========    =========

Contingent rentals included in income during 1996, 1995 and 1994 were $24 million, $20 million and $15 million, respectively.

OPERATING LEASES AS LESSEE. The company leases vehicles, facilities and office equipment under operating lease agreements. The majority of these agreements are vehicle leases which specify that rental payments be adjusted every six months based on changes in interest rates and provide for early termination at stipulated values. During 1996, 1995 and 1994, rent expense was $243 million, $204 million and $141 million, respectively. Rental rates have been modified by certain interest rate swap agreements as discussed in the "Summary of Significant Accounting Policies" footnote.

LEASE PAYMENTS. Future minimum payments for leases in effect at December 31, 1996 are as follows:

                                           AS LESSOR                 AS LESSEE
                                ----------------------------         ---------
                                                      DIRECT
                                 OPERATING         FINANCING         OPERATING
In thousands                        LEASES            LEASES            LEASES
                                ----------        ----------         ---------
1997                            $  891,852            66,044           205,700
1998                               786,971            57,791           197,373
1999                               648,626            52,479           205,818
2000                               483,055            47,270           175,109
2001                               306,783            41,126           153,494
Thereafter                         258,661            85,036           278,338
                                ----------        ----------         ---------
                                $3,375,948           349,746         1,215,832
                                ==========        ==========         =========

The amounts in the previous table are based upon the assumption that revenue earning equipment will remain on lease for the length of time specified by the respective lease agreements. This is not a projection of future fixed lease revenue; no effect has been given to renewals, new business, cancellations or future rate changes.

INCOME TAXES

The total provision for income taxes (excluding taxes related to the early extinguishment of debt and cumulative effect of change in accounting) included the following components:

In thousands                     1996           1995           1994
                               --------       --------       --------

Current tax expense:
  Federal                      $ 19,908         14,870         44,039
  State                           2,524          1,340          6,232
  Foreign                          (320)        (1,056)            71
                               --------       --------       --------
                                 22,112         15,154         50,342
                               --------       --------       --------

Deferred tax (benefit) expense:
  Federal                       (13,779)        65,270         34,123
  State                            (433)        16,731         14,267
  Foreign                         5,764         11,806          8,258
                               --------       --------       --------
                                 (8,448)        93,807         56,648
                               --------       --------       --------
Provision for income taxes     $ 13,664        108,961        106,990
                               ========       ========       ========

A reconciliation of the Federal statutory tax rate with the effective tax rate for operations follows:

                                                % OF PRETAX INCOME
                                          ---------------------------
                                            1996       1995      1994
                                          --------   -------    -----
Statutory rate                               (35.0)     35.0     35.0
Impact on deferred taxes
  for changes in tax rates                     --        --       0.6
State income taxes, net of
  Federal income tax benefit                   7.7       4.4      4.5
Amortization of goodwill                      16.7       1.1      0.8
Restructuring and other charges               66.7       --       --
Miscellaneous items, net                      21.4       0.7      0.2
                                          --------   -------    -----
Effective rate                                77.5      41.2     41.1
                                          ========   =======    =====

The higher 1996 effective tax rate is primarily due to the tax effects of nondeductible foreign charges associated with the restructuring and other charges. Additionally, lower income before taxes increased the rate impact of normal, recurring permanent differences.

The components of the net deferred income tax liability as of December 31, 1996 and 1995 were as follows:

In thousands                                  1996             1995
                                          ----------        ---------

Deferred income tax assets:
  Accrued self-insurance                   $ 136,411          142,460
  Alternative minimum taxes                    9,412           45,335
  Accrued compensation and benefits           45,038           43,619
  Restructuring and other charges             27,645             --
  Miscellaneous other accruals               104,321           86,638
                                          ----------        ---------
                                             322,827          318,052
  Valuation allowance                        (16,605)          (9,969)
                                          ----------        ---------
                                             306,222          308,083
                                          ----------        ---------

Deferred income tax liabilities:
  Property and equipment
   bases differences                        (834,581)        (836,631)
  Other items                                (75,213)         (80,298)
                                          ----------        ---------
                                            (909,794)        (916,929)
                                          ----------        ---------
Net deferred income tax liability         $ (603,572)        (608,846)
                                          ==========        =========

Deferred taxes have not been provided on temporary differences related to investments in foreign subsidiaries that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $76 million at December 31, 1996. A full foreign tax provision has been made on these undistributed foreign earnings. Determination of the amount of deferred taxes on these temporary differences is not practicable due to foreign tax credits and exclusions.

The company had unused alternative minimum tax credits, for tax purposes, of $9 million at December 31, 1996 available to reduce future income tax liabilities. The alternative minimum tax credits may be carried forward indefinitely.

A valuation allowance has been established to reduce the income tax benefits of tax loss carryforwards to amounts expected to be realized.

Income taxes paid totaled $1 million in 1996, $13 million in 1995 and $45 million in 1994.


DEBT

In thousands                                        1996              1995
                                               -----------       -----------

U.S. commercial paper                          $    16,000            44,500
Canadian commercial paper                           47,649            55,920
Unsecured U.S. notes:
  Debentures, 8.38% to 9.88%,
   due 2001 to 2017                                444,215           539,499
  Medium-term notes, 5.53% to 9.90%,
   due 1997 to 2025                              1,543,600         1,645,600
  Discount on unsecured U.S. notes                 (21,765)          (22,601)
Unsecured foreign obligations (principally
  pound sterling), 4.84% to 10.21%,
  due 1997 to 2002                                 344,063           275,611
Other debt, including capital leases                63,206            84,572
                                               -----------       -----------
Total debt                                       2,436,968         2,623,101
Current portion                                   (199,958)         (212,077)
                                               -----------       -----------
Long-term debt                                 $ 2,237,010         2,411,024
                                               ===========       ===========

   Debt maturities (including sinking fund requirements) during the five years subsequent to December 31, 1996 are as follows:

                                                                      DEBT
          In thousands                                             MATURITIES
                                                                   ----------
          1997                                                     $ 199,958
          1998                                                       297,324
          1999                                                       436,219
          2000                                                       497,854
          2001                                                       333,262

During the fourth quarter of 1996, the company recorded an extraordinary loss of $10 million (net of income tax benefit of $6 million) in connection with the early retirement of $80 million of outstanding high coupon debt. The company used a portion of the proceeds from the sale of the consumer truck rental business to extinguish this debt.

To support the company's outstanding U.S. commercial paper, the company maintains two revolving credit agreements. The primary agreement, with a total commitment of $500 million, has no expiration date. The secondary agreement, with a total commitment of $150 million, expires in May 2001. No compensating balances are required for either of these facilities; however, they do require annual commitment fees ranging from .080% to .085%. There were no borrowings under either of these agreements during 1996 or 1995 and the company had $634 million available under these agreements at December 31, 1996. The company had other committed lines of credit at December 31, 1996 totaling $72 million, of which $22 million was available. The weighted average interest rates for outstanding U.S. and Canadian commercial paper were 5.65% and 3.23%, respectively, at December 31, 1996.

The primary revolving loan agreement contains the most restrictive covenants as to the payment of cash dividends. As of December 31, 1996, approximately $51 million of consolidated retained earnings were available for the payment of cash dividends.

Interest paid totaled $204 million in 1996, $182 million in 1995 and $139 million in 1994. Interest rates have been modified by derivative financial instruments as discussed in the "Summary of Significant Accounting Policies" footnote.

DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 1996 and 1995, the company had various "floating to fixed" rate swap agreements outstanding with notional principal amounts of $78 million and $171 million, respectively. Under these agreements, the company received an average floating rate of 5.86% and paid an average fixed rate of 6.59% at December 31, 1996. The company also had "floating to floating" rate swap agreements with notional amounts totaling $100 million. All these agreements have expiration dates through 1998 and floating rate reset frequencies of three to six months.

During 1995, the company terminated all of its fixed to floating rate swap agreements in the amount of $500 million and interest rate cap agreements with notional principal amounts totaling $350 million. At December 31, 1996, the company had deferred gains totaling $4 million related to these terminated instruments.

The company mitigates its exposure to credit loss for the interest rate differential in the event of nonperformance by the counterparties by entering into transactions with financial institutions in the high investment grade category of ratings by Standard & Poor's Ratings Group and/or Moody's Investors Service.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the company's liabilities for debt (excluding capital leases) and interest rate swap agreements at December 31, 1996 and 1995 were as follows:

                                    1996                      1995
                         -----------------------    ----------------------
                           CARRYING         FAIR      CARRYING       FAIR
In thousands                 AMOUNT        VALUE        AMOUNT      VALUE
                         ----------   ----------    ----------   ---------
Debt                     $2,377,750    2,453,868     2,571,757   2,739,587
Floating to fixed
  interest rate swaps           137          975           980       3,517

The fair values above were determined from dealer quotations and represent the discounted future cash flows through maturity or expiration using current rates and are effectively the amounts the company would pay or receive to terminate the agreements or retire the debt. The fair values of all other financial instruments approximate their carrying amounts.

SHAREHOLDERS' EQUITY

                                                                  COMMON      RETAINED        TRANSLATION
In thousands, except share and per share amounts                   STOCK      EARNINGS         ADJUSTMENT           TOTAL
                                                              ----------     ---------       ------------      ----------

AT DECEMBER 31, 1993                                          $  508,832       496,623           (15,274)         990,181
  Net earnings                                                      --         153,529              --            153,529
  Common stock dividends declared - $.60 per share                  --         (46,926)             --            (46,926)
  Common stock issued under employee plans
     (1,466,258 shares)                                           27,601          --                --             27,601
  Foreign currency translation adjustment                           --            --               1,971            1,971
  Other                                                            2,668          --                --              2,668
                                                              ----------     ---------       ------------      ----------
AT DECEMBER 31, 1994                                             539,101       603,226           (13,303)       1,129,024
  Net earnings                                                      --         147,666              --            147,666
  Common stock dividends declared - $.60 per share                  --         (47,372)             --            (47,372)
  Common stock issued under employee plans (519,871 shares)       11,251          --                --             11,251
  Foreign currency translation adjustment                           --            --                (389)            (389)
  Other                                                             (155)         --                --               (155)
                                                              ----------     ---------       ------------      ----------
AT DECEMBER 31, 1995                                             550,197       703,520           (13,692)       1,240,025
  Net loss                                                          --         (41,318)             --            (41,318)
  Common stock dividends declared - $.60 per share                  --         (48,315)             --            (48,315)
  Common stock issued under employee plans
      (2,833,241 shares)                                          63,710          --                --             63,710
  Common stock repurchased (4,152,700 shares)                   (122,870)         --                --           (122,870)
  Foreign currency translation adjustment                           --            --               9,519            9,519
  Other                                                            5,255          --                --              5,255
                                                              ----------     ---------       ------------      ----------
AT DECEMBER 31, 1996                                          $  496,292       613,887            (4,173)       1,106,006
                                                              ==========     =========       ============      ==========


The company used a portion of the proceeds from the sale of the consumer truck rental business to repurchase shares of common stock in the open market. As part of an announced plan to repurchase up to 6 million shares, the company had repurchased 4,152,700 shares at an average price of $29.59 per share for an aggregate amount of $123 million as of December 31, 1996.

At December 31, 1996, the company had 77,961,154 Preferred Stock Purchase Rights (Rights) outstanding which expire in March 2006. The Rights contain provisions to protect shareholders in the event of an unsolicited attempt to acquire the company which is not believed by the board of directors to be in the best interest of shareholders. The Rights are evidenced by common stock certificates, are subject to antidilution provisions, and are not exercisable, transferable or exchangeable apart from the common stock until ten days after a person, or a group of affiliated or associated persons, acquires beneficial ownership of 10% or more, or, in the case of exercise or transfer, makes a tender offer for 10% or more of the company's common stock. The Rights entitle the holder, except such an acquiring person, to purchase at the current exercise price of $100 that number of the company's common shares which at the time would have a market value of $200. In the event the company is acquired in a merger or other business combination (including one in which the company is the surviving corporation), each Right entitles its holder to purchase at the current exercise price of $100 that number of common shares of the surviving corporation which would then have a market value of $200. In lieu of common shares, Rights holders can purchase 1/100 of a share of Series C Preferred Stock for each Right. The Series C Preferred Stock would be entitled to quarterly dividends equal to the greater of $10 per share or 100 times the common stock dividend per share and have 100 votes per share, voting together with the common stock. By action of the board of directors, the Rights may also be exchanged in whole or in part, at an exchange ratio of one share of common stock per Right. The Rights have no voting rights and are redeemable, at the option of the company, at a price of $.01 per Right prior to the acquisition by a person or a group of affiliated or associated persons of beneficial ownership of 10% or more of the company's common stock.

EMPLOYEE STOCK OPTION AND STOCK PURCHASE PLANS

OPTION PLANS. The company has three primary fixed option stock plans. The Profit Incentive Stock Plan provides for the granting of stock options to certain non-officer employees to purchase common shares at prices not less than 85% of the fair market value at the date of grant. The 1980 and 1995 Stock Incentive Plans provide for the granting of stock options to key employees at a price equal to the fair market value of shares at the date of grant. Options granted under all plans are for terms not exceeding 10 years and are exercisable cumulatively 20% to 50% each year based on the terms of the grant. Awards under the 1980 and 1995 Stock Incentive Plans may be granted in tandem with stock appreciation rights, limited stock appreciation rights and performance units. The key employee plans also provide for restricted stock rights to these employees at no cost to them; none were granted in 1996, 1995 or 1994.

   The following table summarizes the status of the company's stock option plans:

Shares in thousands                          1996          1995         1994
                                           ------        ------        -----
Outstanding at January 1                    7,424         6,580        6,110
Granted                                     1,312         1,140        1,380
Exercised                                  (1,742)         (207)        (405)
Expired or canceled                          (116)          (89)        (505)
                                           ------        ------        -----
Outstanding at December 31                  6,878         7,424        6,580
                                           ======        ======        =====

At December 31:
  Exercisable options                       4,636         5,482        4,839
  Shares available for
   future grant                             2,535         3,232          983

   Weighted average option exercise price information follows:

                                             1996          1995         1994
                                          -------        ------        -----
Outstanding at January 1                  $ 23.31         22.88        22.45
Granted                                     29.35         25.10        24.80
Exercised                                   23.29         19.90        20.42
Expired or canceled                         27.57         22.49        24.87
Outstanding at December 31                  24.33         23.31        22.88
Exercisable at December 31                  22.83         22.74        22.06

Information about options in various price ranges at December 31, 1996 follows (shares in thousands):

                  OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
            -----------------------------               -------------------
                       REMAINING
 PRICE                      LIFE     AVERAGE                         AVERAGE
RANGES       SHARES    (IN YEARS)      PRICE             SHARES        PRICE
-----------------------------------------------------------------------------
$ 10-20        499         4.5       $   15.93              499    $   15.93
  20-25      2,743         4.0           22.34            2,354        22.12
  25-30      3,636         8.5           26.99            1,783        25.70
             -----                                        -----
             6,878                   $   24.33            4,636    $   22.83
             =====                                        =====

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

The following table summarizes the status of the company's stock purchase plans:

Shares in thousands               1996             1995             1994
                                ------           ------           ------
Outstanding at January 1         1,374            1,819            1,187
Granted                          1,608               41            1,827
Exercised                       (1,191)            (314)          (1,054)
Expired or canceled               (138)            (172)            (141)
                                ------           ------           ------
Outstanding at December 31       1,653            1,374            1,819
                                ======           ======           ======

At December 31:
  Exercisable options             --              1,318             --
  Shares available for
   future grant                    235            1,705            1,574

   Weighted average option exercise price information follows:

                                   1996        1995       1994
                                -------      ------     ------

Outstanding at January 1        $ 22.79       22.87      18.08
Granted                           23.96       20.66      22.92
Exercised                         22.85       22.89      18.16
Expired or canceled               22.86       22.92      18.45
Outstanding at December 31        23.88       22.79      22.87
Exercisable at December 31           -        22.90         -

Substantially all options outstanding expire in 1998.

PRO FORMA INFORMATION. The weighted average per share fair values of options granted under the company's stock option and purchase plans during 1996 and 1995 were $8.45 and $8.99, respectively. Had the fair value of the grants under these plans been recognized as compensation expense over the vesting periods of the awards, the company's net earnings (loss) and earnings (loss) per share would have reflected the pro forma amounts shown below:

In thousands, except per share amounts                1996              1995
                                                  ---------           -------
Net earnings (loss) - as reported                 $ (41,318)          147,666
                    - pro forma                     (49,310)          146,310
Earnings (loss) per share - as reported           $   (0.51)             1.86
                          - pro forma                 (0.61)             1.84

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1996 and 1995: dividend yield of 2.1%; expected volatility of 25.4%; a risk-free interest rate of 6.4%; and an expected holding period of six years. In accordance with Statement No. 123, the pro forma amounts exclude consideration of options granted prior to 1995. Increased pro forma compensation expense in 1996 is the result of the additional options granted and further vesting of 1995 grants during 1996. Pro forma expense for 1997 is expected to increase over 1996 for the same reasons.

PENSION AND SAVINGS PLANS

The company and its subsidiaries sponsor several defined benefit pension plans, covering substantially all employees not covered by union-administered plans, including certain employees in foreign countries. These plans generally provide participants with benefits based on years of service and career-average compensation levels. Funding policy for these plans is to make contributions based on normal costs plus amortization of unfunded past service liability but not greater than the maximum allowable contribution deductible for Federal income tax purposes. The majority of the plans' assets are invested in a master trust which, in turn, is primarily invested in listed stocks and bonds. The company also contributed to various defined benefit, union-administered, multi-employer plans for employees under collective bargaining agreements. Total pension expense for 1996, 1995 and 1994 was as follows:

In thousands                                1996           1995           1994
                                          --------      ---------       -------

Company-administered plans:
  Present value of benefits
   earned during the year                $ 28,189         21,705         23,378
  Interest cost on projected
   benefit obligation                      40,416         35,622         32,290
  Return on plan assets:
   Actual                                 (79,091)      (124,435)        (1,725)
   Deferred                                28,578         86,462        (34,345)
  Additional expense from
   early retirement program                46,579           --             --
  Other, net                               (1,862)        (2,105)           165
                                         --------        -------        -------
                                           62,809         17,249         19,763
Union-administered plans                   22,934         20,495         21,282
                                         --------        -------        -------
Net pension expense                      $ 85,743         37,744         41,045
                                         ========        =======        =======

As part of the company's restructuring and other profit improvement initiatives, certain employees accepted early retirement benefits, which increased 1996 pension expense by $46 million.

The following table sets forth the plans' funded status and the company's prepaid expense at December 31, 1996 and 1995:

In thousands                                   1996           1995
                                            ---------       --------

Plan assets at fair value                   $ 679,756        583,944
                                            ---------       --------

Actuarial present value of service
  rendered to date:
  Accumulated benefit obligation,
   including vested benefits of $548,528
   in 1996 and $464,417 in 1995              (581,719)      (491,354)
  Additional benefit based on estimated
   future salary levels                       (62,354)       (46,318)
                                            ---------       --------
Projected benefit obligation                 (644,073)      (537,672)
                                            ---------       --------

Plan assets in excess of projected
  benefit obligation                           35,683         46,272
Unrecognized transition amount                (15,621)       (19,113)
Other, primarily unrecognized prior
  service cost and net (gains) losses         (12,700)         9,394
                                            ---------       --------
Prepaid pension expense                     $   7,362         36,553
                                            =========       ========

The following table sets forth the actuarial assumptions used for the company's dominant plan:

                                                   1996       1995
                                                  ------     ------

Discount rate                                      7.50%      7.50%
Rate of increase in compensation levels            5.00%      5.00%
Expected long-term rate of return on
  plan assets                                      8.50%      8.50%
Transition amortization in years                     15         15
Gain and loss amortization in years                   8          8

The company also has defined contribution savings plans that cover substantially all eligible employees. Company contributions to the plans are based on employee contributions and the level of company match. Company contributions to the plans totaled approximately $12 million in 1996, $11 million in 1995 and $7 million in 1994.

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

Total periodic postretirement benefit expense for 1996, 1995 and 1994 was as follows:

In thousands                       1996        1995       1994
                                -------     -------     ------

Current year service cost       $ 1,811       1,588      1,792
Interest accrued on post-
  retirement benefit
  obligation                      3,618       3,954      3,693
Additional expense from early
  retirement program              3,845          -          -
Other, net                           -           -         317
                                -------      ------     ------
Periodic postretirement
  benefit expense               $ 9,274       5,542      5,802
                                =======      ======     ======

As part of the company's restructuring and other profit improvement initiatives, certain employees accepted early retirement benefits, which increased 1996 postretirement benefit expense by $4 million.

The company's postretirement benefit plans are not funded. The company's obligation under the plans as of December 31, 1996 and 1995 was as follows:

In thousands                                 1996       1995
                                          --------     ------

Accumulated postretirement
  benefit obligation:
  Retirees                                $ 33,860     30,563
  Fully eligible active plan participants    8,964      8,627
  Other active plan participants            16,474     16,596
                                          --------     ------
                                            59,298     55,786

Unrecognized net gains (losses)              1,428     (2,238)
                                          --------     ------

Accrued unfunded postretirement
  benefit obligation                      $ 60,726     53,548
                                          ========     ======
Discount rate                                  7.5%      7 .5%

The actuarial assumptions include health care cost trend rates projected ratably from 11% in 1997 to 6% in the year 2003 and thereafter. Increasing the assumed health care cost trend rates by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $2 million and would not have had a material effect on periodic postretirement benefit cost for 1996.

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

The company records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred. Generally, the timing of these accruals coincides with the identification of an environmental problem through the company's internal procedures or upon notification from regulatory agencies. The estimate of loss is based on information obtained from independent environmental engineers and/or from company experts regarding the nature and extent of environmental contamination, remedial alternatives available and the cleanup criteria required by relevant governmental agencies. The estimated costs include amounts for anticipated site testing, consulting, remediation, disposal, post-remediation monitoring and legal fees, as appropriate. These amounts represent the estimated undiscounted costs to fully resolve the environmental matters in accordance with prevailing Federal, state and local requirements based on information presently available. The liability does not reflect possible recoveries from insurance companies or reimbursement of remediation costs by state agencies, but does include estimates of cost sharing with other PRPs at Superfund sites. The company made substantial progress toward completing the cleanup or determining the actions required to complete the cleanup at most of its facilities during the years leading up to December 31, 1994. As a result, the company's environmental expenses, which included remediation costs as well as normal recurring expenses such as licensing, testing and waste disposal fees, were $9 million in 1996 compared with $14 million in 1995 and $28 million in 1994.

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

SEGMENT INFORMATION

The company's operating segments are Vehicle Leasing & Services and Automotive Carrier Services. Vehicle Leasing & Services offers a variety of logistics and transportation services, including integrated logistics, full service truck leasing and programmed truck maintenance and commercial truck rental, primarily in North America with additional operations in South America and Europe. It also provides public transportation services in the United States which include student transportation, public transit management and public fleet management and maintenance. The operations of the consumer truck rental business are included in this segment through October 16, 1996 and for the years 1995 and 1994. Automotive Carrier Services is the largest highway transporter of new cars and trucks in the United States and a major transporter in Canada.

Revenue by segment includes intersegment transactions which are based on substantially the same terms as transactions with unaffiliated customers. These amounts are eliminated in consolidation. Revenue of $465 million, $447 million and $452 million, primarily from Automotive Carrier Services, was derived from General Motors Corporation in 1996, 1995 and 1994, respectively.

In thousands                               1996           1995           1994
                                      -----------     ----------      ---------
Revenue:
  Vehicle Leasing & Services          $ 4,951,746      4,589,621      4,057,735
  Automotive Carrier Services             583,292        594,446        645,402
  Intersegment                            (15,623)       (16,646)       (17,534)
                                      -----------     ----------      ---------
                                      $ 5,519,415      5,167,421      4,685,603
                                      ===========     ==========      =========

  Foreign portion of revenue          $   555,634        473,518        347,671
Operating Profit (Loss):
  Vehicle Leasing & Services          $   226,643        444,182        390,409
  Automotive Carrier Services             (17,189)        36,238         49,850
  Other                                    (1,512)        (1,475)        (1,158)
                                      -----------     ----------      ---------
   Operating profit                       207,942        478,945        439,101
  Miscellaneous income
   (expense), net                          24,441          1,517         (2,627)
  Interest expense                       (206,607)      (191,157)      (144,735)
  Unallocated corporate
   overhead expense                       (43,399)       (24,919)       (31,220)
                                      -----------     ----------      ---------

  Earnings (loss) before
   income taxes                       $   (17,623)       264,386        260,519
                                      ===========     ==========      =========
  Foreign portion of
   operating profit                   $     8,482         41,643         30,030
  Foreign portion of
   earnings (loss)                    $   (19,838)        19,068         16,017
Depreciation:
  Vehicle Leasing & Services          $   741,052        716,098        628,625
  Automotive Carrier Services              37,185         39,150         35,689
  Other                                       979          1,288            900
                                      -----------     ----------      ---------
                                          779,216        756,536        665,214
  Gains on vehicle sales                  (65,872)       (92,463)       (73,545)
                                      -----------     ----------      ---------
                                      $   713,344        664,073        591,669
                                      ===========     ==========      =========
Identifiable Assets:
  Vehicle Leasing & Services          $ 5,187,339      5,474,602      4,644,294
  Automotive Carrier Services             288,904        311,539        285,950
  Other                                   199,301        138,941        121,911
  Eliminations                            (30,155)       (31,267)       (37,682)
                                      -----------     ----------      ----------
   Total assets                       $ 5,645,389      5,893,815      5,014,473
                                      ===========     ==========      =========
  Foreign portion of
   identifiable assets                $   829,461        728,215        562,664
Capital Expenditures,
  including Capital Leases:
  Vehicle Leasing & Services          $ 1,256,655      2,087,932      1,722,329
  Automotive Carrier Services              45,222         64,563         43,789
  Other                                     3,179            831          4,044
                                      -----------     ----------      ---------
                                      $ 1,305,056      2,153,326      1,770,162
                                      ===========     ==========      =========



                          SUPPLEMENTAL FINANCIAL DATA

                       RYDER SYSTEM, INC. AND SUBSIDIARIES



QUARTERLY DATA

                                                                      QUARTERS
                                                ----------------------------------------------------
In thousands, except per share amounts              FIRST       SECOND        THIRD        FOURTH
                                                -----------   ----------   ----------    -----------

Revenue:
  1996                                          $ 1,327,951    1,426,048    1,408,702     1,356,714
  1995                                          $ 1,233,481    1,324,444    1,264,049     1,345,447

Earnings (loss) before extraordinary loss
  and cumulative effect of change in
  accounting:
  1996                                          $    10,179       31,583       26,288       (99,337)
  1995                                          $    26,579       51,486       20,931        56,429

Net earnings (loss):
  1996                                          $    10,179       31,583       26,288      (109,368)
  1995                                          $    18,820       51,486       20,931        56,429

Earnings (loss) per common share before
  extraordinary loss and cumulative effect
  of change in accounting:
  1996                                          $    0.13         0.39         0.32         (1.22)
  1995                                          $    0.34         0.65         0.26          0.71

Net earnings (loss) per common share:
  1996                                          $    0.13         0.39         0.32         (1.34)
  1995                                          $    0.24         0.65         0.26          0.71


Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year.

Net earnings in the first quarter of 1996 were impacted, in part, by the cost of a strike against the largest customer of Automotive Carrier Services.

Net earnings in the second, third and fourth quarters of 1996 were impacted, in part, by after tax restructuring and other charges of $12 million, $8 million and $144 million, respectively. In addition, the fourth quarter of 1996 was impacted by the $15 million after tax gain from the sale of the consumer truck rental business and a $10 million after tax extraordinary loss resulting from the early extinguishment of debt at a premium.

Net earnings in the first quarter of 1995 include the cumulative effect of a change in accounting, resulting in an after tax charge of $8 million ($0.10 per common share). See "Summary of Significant Accounting Policies - Accounting Changes" note for additional discussion.

Net earnings in the third quarter of 1995 were impacted, in part, by the cost of the 32-day Teamsters strike against Automotive Carrier Services and reorganization costs resulting from the implementation of cost-reduction initiatives in the Vehicle Leasing & Services Division.

Net earnings in the fourth quarter of 1995 benefited, in part, from higher vehicle and property gains, recovery of costs from certain customers which were incurred during the Teamsters strike against Automotive Carrier Services, and the favorable resolution of certain operating tax matters.

COMMON STOCK DATA

At December 31, 1996 and 1995, the company had 77,961,154 and 79,280,613 shares, respectively, of common stock outstanding. As of January 31, 1997, there were 18,368 common stockholders of record. The payment of cash dividends is subject to the restrictions described on page 37.

The company's common shares are traded on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange, and its ticker symbol is "R." Quarterly market price ranges of the common shares and quarterly cash dividends on common shares during 1996 and 1995 were as follows:

                                           MARKET PRICE
                           -------------------------------------------       COMMON SHARE
                                     1996                     1995          CASH DIVIDENDS
                           -------------------     -------------------     ----------------
                             HIGH        LOW         HIGH        LOW        1996      1995
                           --------    -------     -------     -------     ----------------

First quarter              $ 29 1/8     22 5/8      25 1/8      21           .15       .15
Second quarter               30         25 3/4      25 5/8      23 1/8       .15       .15
Third quarter                31 1/8     24 3/4      26 1/8      23 3/4       .15       .15
Fourth quarter               30 7/8     27 7/8      26          22 5/8       .15       .15



                              ELEVEN YEAR SUMMARY

Dollars in thousands, except per share amounts           1996             1995            1994             1993
                                                     -----------      -----------     -----------       ----------
Revenue                                              $ 5,519,415        5,167,421       4,685,603       4,217,030
Earnings (loss) from continuing
     operations (a):
   Before income taxes                               $   (17,623)         264,386         260,519         209,776
   After income taxes                                $   (31,287)         155,425         153,529         114,722
   Per common share                                  $     (0.39)            1.96            1.95            1.43
Net earnings (loss) (b)                              $   (41,318)         147,666         153,529         (61,424)
   Per common share (b)                              $     (0.51)            1.86            1.95           (0.84)
                                                     -----------      -----------     -----------       ---------
Cash dividends per common share                      $      0.60             0.60            0.60            0.60
Average number of common and
   common equivalent shares (in thousands)                81,263           79,370          78,768          77,535
Average common equity                                $ 1,261,101        1,176,373       1,057,931       1,266,715
Return on average common equity (%) (c)                     (3.3)            13.2            14.5            10.2
Book value per common share                          $     14.19            15.64           14.33           12.81
Market price - high (d)                              $        31 1/8           26 1/8          28              26 5/8
Market price - low (d)                               $        22 5/8           21              19 7/8          24 3/4
                                                     -----------      -----------     -----------       ---------
Total debt                                           $ 2,436,968        2,623,101       1,912,898       1,531,446
Long-term debt                                       $ 2,237,010        2,411,024       1,794,795       1,374,943
Debt to equity (%)                                           220              212             169             155
Debt to tangible equity (%)                                  289              273             227             202
                                                     -----------      -----------     -----------       ---------
Year-end assets                                      $ 5,645,389        5,893,815       5,014,473       4,258,388
Return on average assets (%) (e)                            (0.7)             2.8             3.3             2.7
Average asset turnover (%) (f)                              92.6             92.4            99.6           103.2
                                                     -----------      -----------     -----------       ---------
Cash flow from continuing operating activities
   and asset sales                                   $ 1,546,854        1,173,863       1,096,222         995,954
Capital expenditures, including capital leases       $ 1,305,056        2,153,326       1,770,162       1,237,521
                                                     -----------      -----------     -----------       ---------
Number of vehicles (f)                                   168,397          203,932         188,831         168,278
Number of employees (f)                                   44,765           44,503          43,095          37,949
                                                     -----------      -----------     -----------       ---------

----------------
(a) Loss from continuing operations for 1996 includes the effect of a $25 million ($15 million after tax or $0.18 per common share) gain resulting from the sale of the consumer truck rental business offset by $247 million ($164 million after tax or $2.02 per common share) of restructuring and other charges. Earnings from continuing operations for 1989 include a pretax charge of $83 million ($52 million after tax or $0.67 per common share) related to several unusual items, primarily anticipated losses on accelerated vehicle dispositions, changes to prior years' workers' compensation loss reserves and staff and facility reductions. Earnings from continuing operations for 1988 include a pretax charge of $66 million ($50 million after tax or $0.63 per common share) related to a provision for business restructurings and revaluation of goodwill.

(b) Net loss for 1996 includes an after tax extraordinary loss of $10 million ($0.12 per common share) relating to the early extinguishment of debt at a premium. Net earnings for 1995 include the cumulative effect of a change in accounting for charitable contributions resulting in an after tax charge of $8 million ($0.10 per common share). Net loss for 1993 includes the cumulative effect of a change in accounting for postretirement benefits other than pensions resulting in an after tax charge of $25 million ($0.33 per common share), and an after tax charge of $169 million ($2.18 per common share) related to the discontinued aviation services subsidiaries. Net earnings for 1992 include an after tax gain of $6 million ($0.08 per common share) related to the final disposition of the discontinued aircraft leasing business. Net earnings for 1991 and 1990 include after tax charges of $52 million ($0.70 per common share) and $36 million ($0.48 per common share), respectively, for the discontinuance of the same business. Net earnings for 1989 and 1988 include, in addition to the items discussed in (a) above, after tax extraordinary

                                     RYDER SYSTEM, INC. AND SUBSIDIARIES


       1992            1991           1990            1989           1988           1987            1986
    ---------       ---------      ---------       ---------      ---------      ---------       ---------

    4,019,675       3,851,334      3,950,024       3,889,063      3,842,724      3,621,526       3,105,632

      165,545          60,479         98,690          54,090        167,131        237,560         232,855
       98,050          30,923         58,632          31,975        100,249        149,615         139,317
         1.17            0.28           0.64            0.31           1.18           1.82            1.80
      123,926          14,017         42,680          45,986        197,173        187,113         160,933
         1.51            0.05           0.43            0.50           2.40           2.29            2.09
    ---------       ---------      ---------       ---------      ---------      ---------       ---------
         0.60            0.60           0.60            0.60           0.56           0.52            0.44

       75,046          73,837         74,769          77,275         79,641         79,621          74,898
    1,327,624       1,317,888      1,365,269       1,419,226      1,406,470      1,227,372         957,084
          8.1             4.2            5.0             3.1            9.1           14.8            16.3
        18.26           17.50          18.06           18.24          18.71          16.75           14.72
           28 7/8          21 5/8         23 3/8          31 1/8         32 1/2         43              35 1/2
           19 5/8          14             12 1/4          19 3/4         22 5/8         20              21 1/2
    ---------       ---------      ---------       ---------      ---------      ---------       ---------
    1,668,947       1,988,509      2,402,741       2,674,884      2,576,568      2,614,018       2,037,824
    1,499,765       1,742,911      1,883,869       2,151,411      2,281,604      2,476,715       1,866,980
          113             143            168             180            162            185             164
          135             176            213             226            202            232             214
    ---------       ---------      ---------       ---------      ---------      ---------       ---------
    4,678,533       4,843,991      5,263,498       5,690,450      5,639,674      5,450,809       4,526,087
          2.3             0.5            1.1             0.5            2.0            3.5             3.6
        104.0            95.2           88.7            83.0           83.5           87.2            83.4
    ---------       ---------      ---------       ---------      ---------      ---------       ---------
    1,066,936         855,373      1,093,739       1,017,418      1,004,776      1,006,819         891,601
    1,071,034         598,044        787,740       1,032,056      1,120,751      1,157,993         758,450
    ---------       ---------      ---------       ---------      ---------      ---------       ---------
      160,188         155,159        160,983         163,082        162,633        153,848         134,987
       37,336          35,566         35,591          37,628         40,625         36,811          30,865
    ---------       ---------      ---------       ---------      ---------      ---------       ---------

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

(f) Excludes discontinued operations.

Average common shares and all per share information have been adjusted for the May 1986 three-for-two split.