Form 10-K, Exhibit 13
period 1998-12-31
RYDER SYSTEM INC
filed 1999-03-26
CIK 85961

EXHIBIT 13.1

FINANCIAL REVIEW
Ryder System, Inc. and Subsidiaries

1998 REVENUE

Full Service Leasing           33%
Integrated Logistics           29%
International                  12%
Public Transportation          11%
Rental                         10%
Other                           5%

[Chart]

This Financial Review discusses the Company's results of operations and financial position and should be read in conjunction with the consolidated financial statements and related notes.

     The Company's business segments consist of Integrated Logistics, Transportation Services (which primarily provides full service leasing, programmed maintenance and commercial rental services in the United States and Canada), Public Transportation Services and International (which provides integrated logistics and full service leasing in Europe, South America and Mexico). During 1997, the Company completed the sale of its automotive carrier business. The sale, which followed the 1996 sale of the consumer truck rental business, reinforced the Company's strategy to emphasize contractual businesses which are less cyclical and less capital intensive. In the accompanying consolidated statements of operations and cash flows, the automotive carrier business has been reported as a discontinued operation (see the "Divestitures" note to the consolidated financial statements for a further discussion).

Consolidated Results

                                                Years ended December 31
In thousands                                   1998         1997           1996
--------------------------------------------------------------------------------
Earnings from continuing
   operations before special
   items*                                  $182,702      162,359        103,136
     Per diluted common share                  2.48         2.08           1.27

Earnings (loss) from
   continuing operations                    159,071      160,238        (19,423)
     Per diluted common share                  2.16         2.05          (0.24)
--------------------------------------------------------------------------------

* Year 2000 expense, 1996 restructuring and other charges and the results of the consumer truck rental business.

Earnings from continuing operations increased 13% in 1998 and 57% in 1997 after adjusting for the effects of special items. The earnings growth in 1998 was primarily due to improved performance in Transportation Services and Integrated Logistics which offset slight decreases in Public Transportation Services and International performance. All of the Company's business segments contributed to the improved results in 1997. The earnings per share growth rate the last two years exceeded the earnings growth rate because the average number of shares outstanding during 1998 and 1997 decreased by 5% compared with prior periods. The decrease in shares reflects the impact of the Company's various stock repurchase programs announced since 1996.

     Revenue in 1998 totaled $5.2 billion, an increase of $295 million, or 6%, from 1997. International, Public Transportation Services and Integrated Logistics led the 1998 growth with annual increases of 10% or greater. Transportation Services revenue in 1998 was lower due to decreased fuel revenue associated with declining fuel prices and volumes, which offset an improvement in full service leasing and commercial rental revenue. In 1997, revenue decreased $42 million, or 1%, compared with 1996. Excluding the consumer truck rental business, revenue increased 9% in 1997 compared with 1996, led by Integrated Logistics, Public Transportation Services and International.

     Operating expense increased 4% in 1998 compared with 1997. The increase was attributable to higher compensation and employee benefit expenses, outside driver costs, maintenance, technology and workers' compensation costs primarily as a result of higher business volumes. These increases were partially offset by lower fuel costs. Operating expense as a percentage of revenue was 73% in 1998 compared with 74% in 1997. The decrease was primarily attributable to lower fuel costs. Operating expense as a percentage of revenue (excluding restructuring and other charges and the consumer truck rental business) decreased to 74% in 1997 from 77% in 1996, due to an overall decrease in employee benefit and vehicle liability expenses.

     Freight under management expense, which represents subcontracted freight costs on logistics contracts where the Company purchases transportation, increased $85 million, or 35%, in 1998 and $167 million, or 214%, in 1997 compared with prior periods. Freight under management expense as a percentage of revenue also increased to 6% in 1998 from 5% in 1997 and 2% in 1996. The increases since 1996 reflect the growth these integrated logistics contracts experienced, especially during the latter half of 1997.

     Incremental Year 2000 expense totaled $38 million in 1998 ($24 million after tax, or $0.32 per diluted common share) compared with $3 million ($2 million after tax, or $0.03 per diluted common share) in 1997. See "Year 2000 Preparation" for a further discussion of this matter.

     Depreciation expense (before gains on vehicle sales) increased 3% in 1998 compared with 1997 reflecting growth in the average size of the full service lease and commercial rental fleets. Gains on vehicle sales increased by $7 million, or 12%, in 1998 compared with 1997. The increase was due to a higher number of vehicles sold in 1998 as well as greater average gain per vehicle sold. As a percentage of revenue, depreciation expense, net of gains on vehicle sales, remained at 12% in 1998 and 1997. Excluding the consumer truck rental business, depreciation expense (before gains on vehicle sales) decreased 1% in 1997 compared with 1996 as the average size of the full service lease vehicle fleet remained constant while the average size of the commercial truck rental fleet decreased 8%. Excluding the consumer truck rental business, gains on vehicle sales decreased in 1997 by $2 million, or 4%, compared with 1996 due to a reduced number of vehicles sold in 1997. As a percentage of revenue, depreciation expense, net of gains on vehicle sales, decreased to 12% in 1997 from 13% in 1996.

     Interest expense increased 5% in 1998 compared with 1997 as higher average outstanding debt levels were only partially offset by lower average interest rates. The higher outstanding debt levels resulted primarily from increased levels of capital spending. Interest expense decreased 8% in 1997 compared with 1996 due to lower average debt levels during 1997, reflecting the impact of reduced capital spending which began in 1996 and the Company's use of proceeds from the sale of its consumer truck rental business to pay down debt.

     Miscellaneous income, net was $7 million in 1998 compared with $10 million in 1997 and $22 million in 1996. The decrease in 1998 was primarily because of lower earnings from equity investments due in part to the International acquisition of an entity previously reported on the equity method of accounting, increased costs associated with selling, with limited recourse, more trade receivables during the year, and costs incurred in an attempt to sell a portion of the International segment's operations in the U.K. These items were partially offset by increased gains from the sale of surplus non-operating properties and the reversal of a valuation allowance established for the sale of a small, non-strategic business which the Company has elected to retain. The U.K. transactions are discussed in more detail in the "1996 Restructuring" and "International" sections of this Financial Review. The decrease in miscellaneous income, net in 1997, compared with 1996, was primarily due to a gain of

$25 million recognized in 1996 on the sale of the consumer truck rental business. This item was partially offset by decreased costs associated with selling, with limited recourse, less trade receivables during 1997.

     The Company's effective tax rate for continuing operations was 38.1% in 1998, 39.3% in 1997 and 222.1% in 1996. The lower 1998 effective tax rate resulted primarily from lower state income taxes and lower net non-deductible items. The lower 1997 effective tax rate relative to the prior year resulted primarily from the impact of a reduced amount of non-deductible expenses on higher pretax earnings as well as a reduction in the corporate income tax rate in the U.K. The 1996 effective tax rate includes the tax effects of non-deductible restructuring and other charges. Additionally, lower income before taxes in 1996 increased the rate impact of normal, recurring non-deductible expenses.

1996 RESTRUCTURING

During 1996, the Company recorded to operating expense, restructuring and other charges of $228 million, attributable to continuing operations, related to plans to improve organizational effectiveness, improve margins and contain costs. The restructuring plan included reducing the workforce by approximately 2,300 positions, including employees who took advantage of early retirement programs, and closing approximately 200 operating and administrative locations in order to achieve economies of scale and eliminate redundant processes. The planned headcount reductions and facility closures were substantially completed as of December 31, 1998.

     The Company's restructuring initiatives also included asset write-downs and valuation allowances of $81 million relating to facility closures, the anticipated sale of small non-strategic businesses, discontinuance of the company car program, certain information systems and other assets, and $29 million for other costs associated with the restructuring initiatives including relocation of employees and professional fees incurred as part of the implementation of the restructuring. The Company substantially completed its facility closure program during the third quarter of 1998 and credited to operating expense, excess accruals of $3.4 million. During the fourth quarter of 1998, the Company also decided to retain a small business previously held for sale in the U.K. and credited to miscellaneous income, a valuation allowance of $7.5 million which had been established in 1996.

     See the "Restructuring and Other Charges" note to the consolidated financial statements for a further discussion.

OPERATING RESULTS BY BUSINESS SEGMENT
                                                 Years ended December 31
In thousands                                   1998          1997          1996
--------------------------------------------------------------------------------
REVENUE

Transportation Services:
   Full service lease and
      programmed maintenance             $1,604,739     1,584,159     1,579,251
   Commercial rental                        467,222       419,720       429,278
   Fuel                                     533,406       635,849       702,323
   Other                                    261,477       246,907       268,557
--------------------------------------------------------------------------------
                                          2,866,844     2,886,635     2,979,409
Integrated Logistics                      1,501,126     1,370,320     1,104,797
Public Transportation Services              581,748       525,757       439,750
International                               603,834       457,869       358,869
Intersegment eliminations                  (364,828)     (346,676)     (386,815)
--------------------------------------------------------------------------------
Total revenue from
   reportable segments                    5,188,724     4,893,905     4,496,010
Consumer truck rental                            --            --       440,113
--------------------------------------------------------------------------------
Total revenue                            $5,188,724     4,893,905     4,936,123
================================================================================

EARNINGS (LOSS) BEFORE INCOME TAXES

Transportation Services                    $236,466       217,059       171,441
Integrated Logistics                         76,514        67,300        36,351
Public Transportation Services               48,367        50,178        39,434
International                                   (93)        1,516        (9,989)
Intersegment eliminations                   (54,619)      (50,061)      (37,933)
--------------------------------------------------------------------------------
Total product line earnings before
   income taxes from reportable
   segments                                 306,635       285,992       199,304
Corporate administrative
   expenses and other                       (11,506)      (18,546)      (21,566)
Year 2000 expense                           (38,173)       (3,494)           --
Consumer truck rental                            --            --        44,687
Restructuring and other charges                  --            --      (228,455)
--------------------------------------------------------------------------------
Total earnings (loss)
   before income taxes                     $256,956       263,952        (6,030)
================================================================================

--------------------------------------------------------------------------------
Fleet size (owned and leased),
   including International:
      Full service lease                    120,018       113,565       112,518
      Commercial rental                      39,832        36,631        37,609
Buses operated or managed                    15,226        14,552        13,098
Transportation Services locations             1,034           957         1,083
--------------------------------------------------------------------------------

The Company evaluates financial performance based upon several factors, of which the primary measure is business segment earnings before income taxes and one-time items such as Year 2000 expense and 1996 restructuring and other charges. Business segment earnings before income taxes represent the total profit earned from each segment's customers across all of the Company's segments and include allocations of certain overhead costs.

INTEGRATED LOGISTICS

Ryder Integrated Logistics helps clients speed products to market, reduce inventory, free working capital, improve customer satisfaction and expand into new markets-domestically and globally. We achieve these goals by providing supply chain solutions, from raw material supply management to finished goods distribution. Solutions range from just-in-time pickup and delivery (smoothing material flow into assembly and manufacturing plants) to flow-through distribution (products from multiple locations are brought into a central facility, consolidated by delivery destination and shipped, minimizing facility investment and material handling). Ryder also offers dedicated contract carriage for time-sensitive door-to-door shipping. Additionally, Ryder offers shipment and carrier management to optimize all methods of domestic and international transportation, from mode selection support to complete planning and execution of the transportation process.

INTEGRATED LOGISTICS REVENUE [GRAPH]

     Integrated Logistics serves more than 400 customers on three continents and has special expert teams dedicated to automotive, aerospace, communications, consumer goods, electronics, health care, high tech, industrial products, retail and utilities industries.

     Revenue from Integrated Logistics increased 10% in 1998 compared with 1997, primarily due to expansion of revenue with existing customers and start-up of business sold in the previous year. The largest component of growth in 1998 has come from logistics contracts where the Company manages the transportation of freight and subcontracts the delivery of products to third parties. Operating revenue (which excludes subcontracted freight costs) increased 4% in 1998 compared with 1997. Revenue growth from Integrated Logistics was impacted by the termination of two large accounts in the last year. Adjusting for these accounts, total revenue and operating revenue would have increased 15% and 9%, respectively, in 1998 compared with 1997. Revenue growth for Integrated Logistics was also impacted by lower levels of new business sales during 1997 and the first half of 1998; however, new business sales in the second half of 1998 increased more than 50% compared to the second half of 1997. Management believes that improved sales force capabilities, industry segmentation, and the ability to leverage rapidly emerging logistics technologies and alliances to enhance service offerings should result in continued new sales growth and higher revenue growth rates in 1999.

     Integrated Logistics pretax earnings increased 14% in 1998 compared with 1997. Pretax earnings as a percentage of operating revenue also increased to 6.5% in 1998 from 6.0% in 1997. These improvements were primarily due to increased operating efficiencies, lower overhead spending, improved pricing in new and existing contracts and, to a lesser extent, the growth in revenue.

     Total revenue increased 24% in 1997 compared with 1996, primarily due to expansion of business with existing customers and start-up of business from sales in 1996. Operating revenue was 10% higher in 1997 compared with 1996. Pretax earnings increased 85% in 1997 and pretax earnings as a percentage of operating revenue also increased to 6.0% in 1997 from 3.5% in 1996. The significant earnings improvement resulted from the growth in revenue combined with operating efficiencies, improved pricing in new and existing contracts and lower vehicle liability and overhead expenses.

TRANSPORTATION SERVICES

The primary product lines of Transportation Services consist of full service leasing, programmed maintenance and commercial rental of trucks, tractors and trailers. Revenue in the Transportation Services segment decreased 1% in 1998 compared with 1997 and 3% in 1997 compared with 1996. The results for both years were impacted by decreased fuel revenue. Dry revenue (revenue excluding fuel) increased 4% in 1998 compared with 1997 primarily due to growth in commercial rental revenue. Dry revenue declined 1% in 1997 compared with 1996 due to reduced commercial rental revenue.

     Fuel revenue decreased 16% and 9% in 1998 and 1997, respectively, compared with the prior periods as a result of both lower fuel prices and volume. Other transportation services revenue, consisting of third-party maintenance, trailer rentals and other ancillary revenue to support product lines, increased 6% in 1998 and decreased 8% in 1997, compared with prior periods.

     Transportation Services pretax earnings increased 9% in 1998 compared with 1997. Earnings before income taxes as a percentage of dry revenue also improved to 10.1% in 1998, compared with 9.6% in 1997. The improvement resulted from higher revenue and operating margins in both product lines, especially commercial rental, which more than offset increased overhead spending for technology and 1998 marketing initiatives. Transportation Services earnings before income taxes increased 27% in 1997 compared with 1996. Earnings before income taxes as a percentage of dry revenue also improved to 9.6% in 1997, compared with 7.5% in 1996. The improvement resulted from higher operating margins in commercial rental and reduced overhead spending primarily due to 1996 restructuring actions and a focus on cost containment throughout the Company.

FULL SERVICE LEASING. Full service leasing continues to be Ryder's largest product line, supplying more than 13,500 full service leasing customers with 109,000 vehicles in the U.S. and Canada. Full service leasing is designed for customers who wish to manage their own transportation systems without investing the capital and human resources necessary to own and maintain a fleet. The full service leasing product line provides nearly all of the vehicles operated by Ryder to serve Integrated Logistics customers, as well as nearly all the maintenance services for Public Transportation Services vehicles.

     Under a customized full service lease, Ryder offers customers vehicle specification and acquisition support; preventive maintenance; licensing and permitting; emergency road service; fuel and fuel tax reporting; substitute vehicles; safety programs; customized vehicle painting and washing; flexible return conditions; and vehicle reliability and protection programs.

     To serve customers and prospects with more tailored solutions to meet their financial, maintenance and vehicle management needs, Ryder offers the Ryder Citicorp Lease. The Ryder Citicorp Lease combines Ryder's equipment management expertise with Citicorp's financing flexibility to provide customized solutions in four service areas: vehicle specification and acquisition, financing, programmed maintenance, and vehicle management services.

FULL SERVICE LEASING REVENUE [GRAPH]

     Ryder's maintenance expertise is also available to companies who choose to own their vehicles. Ryder Programmed Maintenance offers companies all of the components of a full service lease except the actual vehicles. Many programmed maintenance customers eventually ask Ryder to take on an expanded role in their transportation operations.

     Full service lease and programmed maintenance revenue increased 1% in 1998 compared with 1997. New lease sales for 1998 were significantly ahead of new lease sales in 1997 and the best since 1994. The strong lease sales in 1998 were partially offset by extended manufacturer's delivery times for new vehicle purchases which delayed the period for lease revenue recognition. However, the impact of delays in delivery did begin to lessen during the second half of 1998 and revenue grew 3% during this period. Management expects continued revenue growth in 1999 in light of the increased level of new lease sales. Operating margin (revenue less direct operating expenses, depreciation and interest expense) and operating margin as a percentage of revenue from full service leasing were up slightly in 1998, compared with 1997, as revenue growth on a larger fleet was offset by higher vehicle maintenance costs, principally on older units.

     Revenue from full service lease and programmed maintenance was about the same in 1997, compared with 1996, as new lease sales were offset by lost business including selected non-renewal of lower margin business. Operating margin and operating margin as a percentage of revenue were slightly lower in 1997 compared with 1996 as the benefit of improved pricing on new lease sales in 1997 and 1996 was offset by higher vehicle maintenance costs.

COMMERCIAL RENTAL. Helping companies meet their short-term transportation needs safely, efficiently and cost-effectively is one of Ryder's strengths. With more than 37,000 trucks, tractors and trailers available for rent in the U.S. and Canada, Ryder offers vehicles for short-term rental. Often times, these vehicles supplement the needs of full service lease customers when they require additional vehicles to meet peak demand, to replace vehicles being serviced or to serve as temporary vehicles while awaiting delivery of new full service lease vehicles.

COMMERCIAL RENTAL REVENUE [GRAPH]

     Commercial rental revenue in 1998 increased 11%, compared with 1997, due to strong utilization of a larger fleet. Utilization levels reflect, in part, increased demand from full service lease customers, especially while awaiting delivery of new full service lease vehicles. Such "awaiting new lease" rental revenue increased $23 million, or 95%, in 1998 compared with 1997. The average commercial truck rental fleet size was 7% larger in 1998 compared with 1997 which was consistent with management's plan to grow the rental fleet in response to strengthening demand beginning in the second half of 1997 and to shift the fleet mix to more light-duty trucks. Management believes that with the current fleet level and demand, this product line is well positioned for continued good performance in 1999. However, the commercial rental product line continues to be sensitive to the overall condition of the U.S. economy and 1999 rental results will depend to a great extent on the strength of the economy.

Revenue from commercial rental decreased 2% in 1997 compared with 1996, primarily due to planned fleet reductions; however, revenue per unit and utilization were higher in 1997. Stronger demand for rental resulted in revenue growth in the second half of 1997 compared with the second half of 1996.

     Commercial rental operating margin and operating margin as a percentage of revenue were significantly higher in 1998 and 1997, compared with prior periods, as a result of higher vehicle utilization.

PUBLIC TRANSPORTATION SERVICES

Ryder extends its logistics expertise to the public sector through its Public Transportation Services segment, which includes student transportation, public transit and public fleet management and maintenance services.

     Ryder Student Transportation Services, one of the largest providers of student transportation services in the U.S., transports more than 650,000 students daily in 477 school systems in 26 states.

     Ryder/ATE provides public transit contracting and management services to nearly 90 public transit organizations in such cities as Los Angeles, Dallas, Charlotte and New York City. Those systems range from shuttles with fixed routes and express bus service to paratransit systems.

PUBLIC TRANSPORTATION SERVICES REVENUE [GRAPH]

     Ryder/MLS is the nation's largest private supplier of fleet management and maintenance services for public fleets and for utility companies. More than 30,000 vehicles and pieces of equipment owned by cities, counties, municipalities, colleges and utilities are managed or maintained by Ryder/MLS.

     Public Transportation Services revenue increased 11% in 1998 compared with 1997. This revenue growth was primarily achieved through contributions from new contracts, as well as the impact of four acquisitions completed in student transportation services since December 1997. Revenue in Public Transportation Services increased 20% in 1997, compared with 1996, reflecting the expansion of existing contracts and contributions from new contracts, primarily at Ryder/ATE, as well as the impact of a first quarter 1997 acquisition in student transportation and public transportation. Pretax earnings in Public Transportation Services decreased 4% in 1998 compared with 1997, and pretax earnings as a percentage of revenue declined to 8.3% in 1998 compared with 9.5% in 1997. These results were due to increased maintenance, safety and termination costs associated with several transit and fleet maintenance contracts at Ryder/ATE which more than offset improvements in student transportation services achieved as a result of revenue growth and fleet efficiencies. Pretax earnings in Public Transportation Services increased 27% in 1997 compared with 1996, and pretax earnings as a percentage of revenue increased to 9.5% in 1997 from 9.0% in 1996. These improvements were primarily as a result of the growth in revenue, lower vehicle liability expense and lower driver compensation costs as a percentage of revenue.

INTERNATIONAL

During 1998, Ryder continued to strengthen its presence within Latin America and Europe, with the objective of becoming the leading provider of supply chain management solutions. Ryder's supply chain management is globally coordinated, targets key industries with an array of logistics services, and implements and operates specialized logistics solutions tailored to both customer and local market requirements and norms.

     In Latin America, Ryder completed the acquisition of Companhia Transportadora e Comercial Translor ("Translor"), a major logistics provider in Brazil. In Europe, Ryder continues to focus on further refining a comprehensive Pan-European strategy that will enable the Company to better serve customers in this highly complex market.

INTERNATIONAL REVENUE [GRAPH]

     The International segment experienced revenue growth of 32% in 1998 and 28% in 1997, compared with the prior years. The revenue growth in 1998 resulted primarily from the May 1998 acquisition of the remaining interest in Translor; however, revenue improvements were made in every country. The 1998 revenue growth also reflected the impact of a ground equipment maintenance contract with British Airways that commenced in the U.K. during the second quarter of 1997. The 1997 increase in revenue was primarily due to new logistics and maintenance contracts in the U.K. and expanding operations in Argentina and Mexico.

     Pretax results in the International segment were break-even in 1998 compared with earnings of $1.5 million in 1997. The results in the International segment were adversely affected by operations in the U.K. and Brazil which reported decreased pretax earnings in 1998 of $10 million. During 1998, the Company explored various alternatives relative to disposing of its full service leasing and commercial rental business in the U.K. in order to focus on global integrated logistics. In December

1998, the Company announced its intention to retain this business. U.K.
results include $5.5 million in transaction and other costs incurred during the sale process. The U.K. results also include losses and write-offs of $7.5 million associated with two logistics contracts which have been terminated or renegotiated. These U.K. charges were somewhat mitigated by the reversal of a valuation allowance originally established in 1996 for the sale of a small, non-strategic business in the U.K. which the Company elected to retain. The results in Brazil reflect the country's general economic problems experienced during the year.

     Pretax earnings in the International segment were $1.5 million in 1997 compared with a loss of $10 million in 1996. The significant improvement in earnings in 1997 compared with 1996 results principally from revenue growth. At this time, there are no significant legal restrictions regarding the repatriation of cash flows to the U.S. from the foreign countries where the Company is currently operating.

CORPORATE ADMINISTRATIVE EXPENSES AND OTHER

Net corporate administrative expenses and other totaled $12 million in 1998 compared with $19 million in 1997 and $22 million in 1996. Lower 1998 costs were primarily due to gains from the sale of surplus non-operating properties and the re-insurance of certain vehicle-related liabilities. Lower 1997 costs were primarily due to headcount reductions resulting from the 1996 restructuring plan and reduced spending levels.

DISCONTINUED OPERATIONS

On September 30, 1997, the Company completed the sale of its automotive carrier business for $111 million in cash and realized a $3 million after tax gain ($0.04 per diluted common share). The transaction was made at a premium over the net book value of the business sold and also generated gains from the settlement and curtailment of certain employee benefit and postretirement plans, offset by provisions for severance and direct transaction and other costs. The disposal of the automotive carrier business has been accounted for as a discontinued operation and accordingly, its operating results and cash flows are segregated and reported as discontinued operations in the accompanying consolidated financial statements.

     Earnings (loss) from discontinued operations before disposition gain totaled $12 million in 1997 and $(12) million in 1996. The loss from discontinued operations in 1996 includes the after tax impact of restructuring and other charges of $14 million. The increase in earnings in 1997 (excluding restructuring and other charges) was primarily due to an increase in vehicles shipped through the sale date over the comparable 1996 period and reduced overhead expenses as a result of the 1996 restructuring actions.

FINANCIAL RESOURCES AND LIQUIDITY

CASH FLOW

The following is a summary of the Company's cash flows from continuing operating, financing and investing activities for the past three years:

                                                   Years ended December 31
In thousands                                     1998         1997         1996
--------------------------------------------------------------------------------

Net cash provided by (used in):
     Operating activities                   $ 960,539      615,791      532,683
     Financing activities                    (124,862)    (105,184)    (317,728)
     Investing activities                    (775,694)    (628,855)    (128,215)
--------------------------------------------------------------------------------
Net cash flows from
   continuing operations                    $  59,983     (118,248)      86,740
================================================================================

     The increase in cash flow from continuing operating activities in 1998, compared with 1997, was attributable to lower working capital needs. The lower working capital needs related primarily to an increase in the aggregate balance of trade receivables sold, increased accounts payable for vehicle purchases due to the timing of new lease sales and vehicle deliveries, and lower cash payments for accrued expenses as 1997 activity reflected payments associated with restructuring activities initiated in 1996. The increase in cash flow from continuing operating activities in 1997, compared with 1996, resulted primarily from higher earnings before non-cash charges, such as depreciation and deferred income taxes, which were partially offset by higher working capital needs. A summary of the individual items contributing to the cash flow changes is included in the Consolidated Statements of Cash Flows.

     During 1998, cash of $125 million was used for financing activities, primarily to repurchase $110 million of common stock and pay dividends of $44 million. Debt levels were relatively unchanged for 1998 compared with 1997. During 1997, cash of $105 million was used for financing activities. Net cash expended for the purchase of common stock of $241 million and to pay dividends of $46 million was partially offset by additional borrowings of $120 million and stock issuances from employee option plans of $62 million. In December 1998, the Company announced its fourth stock repurchase program since 1996, to acquire up to three million shares of common stock in open market transactions. The three prior programs were completed in their entirety, resulting in the repurchase of fifteen million shares of common stock. The Company has utilized proceeds from the sale of the automotive carrier business and the consumer truck rental business, cash from operating activities and commercial paper borrowings to fund these programs.

     The increase in cash used for investing activities in 1998 compared with 1997 is primarily attributable to higher capital expenditures which was partially offset by the sale and operating leaseback of revenue earning equipment in 1998. Additionally, 1997 investing activities included the sale of the automotive carrier business which generated proceeds of $111 million. The significant increase in cash used for continuing investing activities in 1997 compared with 1996 is primarily attributable to the 1996 sale of the consumer truck rental business which generated proceeds of $574 million.

     The following is a summary of capital expenditures for the past three years:

                                                     Years ended December 31
In thousands                                        1998        1997        1996
--------------------------------------------------------------------------------
Revenue earning equipment:
   Transportation Services                    $1,136,582     818,932     841,764
   Public Transportation Services                 32,044      45,027      44,808
   International                                  84,432      75,991     129,412
--------------------------------------------------------------------------------
                                               1,253,058     939,950   1,015,984
Operating property and
   equipment                                     116,059      99,168     173,224
Consumer truck rental                                 --          --      68,099
--------------------------------------------------------------------------------
                                              $1,369,117   1,039,118   1,257,307
================================================================================

     The increase in capital spending for 1998 was consistent with management's expectations of anticipated growth and fleet replacement in full service leasing and commercial rental. For the year, capital expenditures in full service truck leasing increased $238 million in 1998 to $932 million. Capital expenditures for commercial rental were $165 million in 1998, an increase of $62 million compared with 1997, due to a planned shift in fleet mix and fleet replacement to reduce the average age of the commercial rental fleet. The decrease in spending for Public Transportation Services in 1998 was primarily due to the timing of fleet replacement. International capital expenditures increased in 1998 due primarily to additional spending on the lease fleet in the U.K. In 1999, management projects that capital expenditures will exceed 1998 levels by 20%-25%, primarily as a result of anticipated growth and fleet replacement in full service truck leasing. The Company expects to fund its 1999 capital expenditures with both internally generated funds and additional financing.

     During 1998 and 1997, the Company completed a number of acquisitions, in all business segments, each of which has been accounted for using the purchase method of accounting. Total consideration for these acquisitions was $70 million in 1998 and $84 million in 1997. The Company will continue to evaluate selective acquisitions in full service leasing, integrated logistics and public transportation in 1999.

     The Company's cash requirements are funded principally through operations and the sale of revenue earning equipment. Cash flow from continuing operating activities (excluding sales of receivables) plus asset sales (excluding sale of business) as a percentage of capital expenditures (net of proceeds from the sale and leaseback of revenue earning equipment) was 110% in 1998, compared with 92% in 1997 and 82% in 1996. The increase in 1998 as compared with 1997 was primarily due to improved cash flow from operations and the sale and leaseback of equipment which offset higher capital spending. The 1997 increase reflected decreased capital spending and improved cash flow from operations.

FINANCING

Ryder utilizes external capital to support growth in its asset-based product lines. The Company has a variety of financing alternatives available to fund its capital needs. These alternatives include long- and medium-term public and private debt, as well as variable-rate financing available through bank credit facilities and commercial paper. The Company also periodically enters into sale and leaseback agreements of revenue earning equipment, the majority of which are accounted for as operating leases. The Company's debt ratings as of December 31, 1998 were as follows:

                                           Commercial                  Unsecured
                                                Paper                      Notes
--------------------------------------------------------------------------------
Moody's Investors Service                          P2                       Baa1
Standard & Poor's Ratings Group                    A2                       BBB+
Duff and Phelps                                    D1                          A

     On April 29, 1998, Moody's Investors Service lowered its senior unsecured debt rating on the Company to Baa1 from A3 and assigned a Baa1 rating to the Company's $720 million global revolving credit facility. All other debt ratings are consistent with the prior year.

     Debt totaled $2.6 billion at the end of 1998 and 1997; however, the composition of the Company's debt portfolio changed during the year. The Company made $251 million of scheduled unsecured note payments in 1998 and issued $405 million of unsecured debentures and medium-term notes with the proceeds used to reduce commercial paper balances. U.S. commercial paper outstanding at December 31, 1998, was $198 million, compared with $340 million at the end of 1997. The Company's foreign debt also remained unchanged at approximately $390 million. The Company's percentage of variable-rate financing obligations was 27% at December 31, 1998, which is within the Company's targeted level of 25%-30% and comparable to December 31, 1997. The Company's debt to equity ratio at December 31, 1998, decreased to 236% from 242% at December 31, 1997.

     During 1997, the Company entered into a $720 million global revolving credit facility, which expires in 2002, and replaced existing credit facilities in the U.S., U.K. and Canada. The primary purpose of the credit facility is to finance working capital and provide support for the issuance of commercial paper. At the Company's option, the interest rate on borrowings under the credit facility is based on LIBOR, prime, federal funds or local equivalent rates. The credit facility has an annual facility fee of 0.08% based on the Company's current credit rating. At December 31, 1998, foreign borrowings of $55 million were outstanding under the credit facility.

     At the end of 1998, $468 million was available under the Company's global credit facility. In September 1998, the Company filed an $800 million shelf registration statement with the Securities and Exchange Commission. Proceeds from debt issues under the shelf registration are expected to be used for capital expenditures, debt refinancing and general corporate purposes. As of December 31, 1998, the Company had $661 million of debt securities available for issuance under this shelf registration statement. The Company also participates in an agreement to sell, with limited recourse, up to $350 million ($50 million of which is uncommitted) of trade receivables on a revolving basis through July 2002. At December 31, 1998, the outstanding balance of receivables sold pursuant to this agreement was $200 million.

     Proceeds from sale-leaseback transactions were $312 million in 1998. The 1998 sale-leaseback transactions include a vehicle securitization transaction whereby the Company sold a beneficial interest in certain long-term vehicle leases and related lease vehicle residuals to a separately-rated and unconsolidated vehicle lease trust (the "Trust") for $78 million, which approximated the carrying value of the vehicles. The Company received $73 million in cash and a $5 million subordinated note from the Trust. The Trust funded the cash payment to the Company with the issuance of triple-A rated senior notes and single-A rated asset-backed certificates collateralized by a beneficial interest in the long-term vehicle leases and the residual value of the vehicles. The senior notes and asset-backed certificates are not insured or guaranteed by the Company; however, the Company has provided credit enhancement in the form of a cash reserve fund of approximately $3 million and a pledge of its subordinated note as additional security for the Trust to the extent that delinquencies and losses on the truck leases and related vehicle sales are incurred. The completion of the vehicle securitization provides the Company with further liquidity and access to new capital markets.

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

     Capital expenditures related to these programs totaled approximately $9 million in 1998 and $7 million in 1997. Environmental capital expenditures have primarily related to a government mandated tank replacement program which was completed by the end of 1998; accordingly, these capital expenditures are expected to decrease from 1998 levels. The Company also incurred $4 million of environmental expenses in 1998, compared with $5 million in 1997 and $7 million in 1996, which included normal recurring expenses, such as licensing, testing and waste disposal fees. Based on current circumstances and the present standards imposed by governmental regulations, environmental expenses should not increase materially from 1998 levels in the near term.

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

YEAR 2000 PREPARATION

The Year 2000 issue is the result of computer systems, software products and embedded technology using two digits rather than four to indicate the applicable year. If not addressed, such computer systems, software products and embedded technology may be unable to properly interpret dates beyond the year 1999, which could cause system failures or miscalculations and lead to disruptions in the Company's activities and operations.

     During 1997, after consideration of the potential impact to operations, including customer and supplier relationships, an enterprise-wide program was initiated to modify computer information systems to be Year 2000 compliant or to replace non-compliant systems. The Company has established a Year 2000 Steering Committee comprised of senior executives to address compliance issues and alternatives. The Company also established a program office dedicated to implementing the Year 2000 compliance plan, and has engaged external consultants to provide day-to-day management oversight and contractors to remediate and test non-compliant source code. Accordingly, the majority of the Company's Year 2000 costs are incremental to operations. Management believes that adequate resources have been allocated to the Year 2000 effort and expects the Year 2000 compliance program to be completed on a timely basis.

     The Company has identified three major areas determined to be critical for successful Year 2000 compliance: (1) information systems, such as mainframes, PCs, networks and similar type systems maintained at customer sites, and legacy applications relating to operations such as financial reporting, human resources, purchasing, treasury, marketing and sales; (2) third-party relationships, including customers, suppliers, vendors and government agencies; and (3) facilities and equipment which may contain microprocessors with embedded technology.

     The Company's Year 2000 compliance program for each major area can be segregated into three broad phases. Phase I of the program is the assessment of information systems, facilities and equipment, and services and products provided by third parties in order to identify exposures to Year 2000 issues and to develop a master plan of action including remediation, retirement or replacement of non-compliant systems. Phase II of the program is the implementation of action plans. Phase III of the program is the final testing of each major area of exposure to ensure compliance, the placement of remediated items into production and contingency planning to assess reasonably likely worst case scenarios.

     The Company has completed the assessment of the legacy application and system software. The Company's remediation plan for this area is segregated into 15 major partitions worldwide. Currently, the Company's remediation projects are at different phases of completion; overall, approximately 55% of the remediation effort has been performed. Remediation and testing activities are underway on most of the Company's core business applications. Final testing of remediated code is scheduled to be substantially completed by mid-1999. In addition, due to the uncertainties inherent in this undertaking, the Company has initiated contingency planning to evaluate a course of action to minimize the impact of any unforeseen disruption resulting from non-compliance.

     The Company relies on suppliers, vendors and government agencies to timely provide a wide range of goods and services, including equipment, supplies, telecommunications, utilities, transportation services and banking services. Management believes that third-party relationships represent the greatest risk with respect to the Year 2000 issue because of the Company's limited ability to influence actions of third parties and to estimate the impact of non-compliance of third parties throughout the Company's operations. The Company is making concerted efforts to understand the Year 2000 status of third parties whose Year 2000 non-compliance could either have a material adverse effect on the Company's business, financial condition or results of operations or involve a safety risk to employees or customers. The Company continues to survey and communicate with customers, suppliers and vendors with whom it has important financial and operational relationships to assess the status of their Year 2000 compliance program and to develop a joint contingency plan.

     The Company's vendor compliance program includes the following: assessing vendor compliance status; tracking vendor compliance progress; developing contingency plans, including identifying alternate vendors, as needed; addressing contract language; replacing, remediating or upgrading equipment;

requesting certification from vendors or making on-site assessments, as required; and sending questionnaires and conducting phone interviews. Some of the Company's significant suppliers and vendors have not responded to inquiries, have declined to respond because of liability concerns or have not responded with sufficient detail for the Company to ensure (a) timely Year 2000 compliance, or (b) the impact to the Company in the event of non-compliance. The Company is continuing to pursue adequate responses from mission critical business partners under the new "Year 2000 Readiness Disclosure" legislation. However, the Company can provide no assurance that Year 2000 compliance plans will be successfully completed by third parties in a timely manner.

     In the facilities and equipment area, the Company's exposure relates to embedded technology in, among other things, vehicles, vehicle-related devices, and fuel storage and other facilities operated by the Company. Based upon preliminary testing and discussions with major truck manufacturers, it appears that the microprocessors installed by the truck manufacturers are Year 2000 compliant. Remediation of leak detection devices on the Company's underground fuel storage tanks will be completed by mid-1999. The Company is continuing to assess its exposure and to develop action and contingency plans for other critical facilities and equipment, including on-board vehicle computers acquired from manufacturers other than major truck manufacturers.

     The Company has developed a Year 2000 contingency plan development process to mitigate potential disruptions in the Company's activities and operations that may be created by failures of critical business partners, facilities and equipment, and internal systems. Management currently believes that the most likely worst case scenario will consist of some localized disruptions of systems that may affect individual business processes, facilities or suppliers for a short time rather than systemic or long-term problems affecting business operations as a whole. Through visits to key operating sites, departments, customers, and vendors, potential disruption scenarios are being identified and contingency plans are being developed. These plans address preparation, assessment of failure, and resumption of critical business functions. Detailed contingency plans for each business unit and for critical business processes are expected to be developed by the third quarter of 1999.

     However, the Company can provide no assurance that it will correctly anticipate the level, impact or duration of non-compliance by critical business partners, facilities and equipment or internal systems, or that contingency plans will be sufficient to mitigate the impact of non-compliance.

     Based upon current information, the Company estimates that the impact on after tax earnings for incremental Year 2000 costs range from $34 to $38 million, an increase of approximately $12 million from the estimate provided in the 1997 annual report. The increase in estimated costs reflects primarily the discovery of additional lines of software code subject to remediation. Through December 31, 1998, the Company has incurred $26 million after tax on the Year 2000 project. The majority of costs incurred to date relate to remediation activities. These costs have been and will continue to be funded through operating cash flows and expensed as incurred. Future costs are difficult to estimate and actual results could differ significantly from the Company's expectations due to changes in software remediation or replacement plans, unanticipated technological difficulties, project vendor delays or overruns, impact of third-party non-compliance and the cost and availability of resources.

EURO CONVERSION

On January 1, 1999, the participating countries of the European Union adopted the euro as their common legal currency. The participating countries' existing national currencies will continue as legal tender until at least January 1, 2002. During this transition period, parties may pay for goods and services using either the euro or the participating country's legacy currency. The Company is presently assessing the business implications of conversion to the euro, principally the need to adapt internal systems to accommodate euro-denominated transactions. Due to the nature of current international operations, conversion to the euro is not expected to have a material impact on the Company's results of operations or financial position.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. The statement outlines the accounting treatment for certain costs related to the development or purchase of software to be used internally and requires that costs incurred during the preliminary project and post-implementation/operation stages be expensed, and costs incurred during the application development stage be capitalized and amortized over the estimated useful life of the software. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial position.

     In April 1998, the AICPA also issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, requires that all costs of start-up activities, including organization costs, be expensed as incurred. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial position.

     In June 1998, the Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recognized at fair value as either assets or liabilities on the balance sheet. Any gain or loss resulting from changes in such fair value is required to be recognized in earnings to the extent the derivatives are not effective as hedges. This statement is effective for fiscal years beginning after June 15, 1999, and is effective for interim periods in the initial year of adoption. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial position.

OUTLOOK

In 1999, the Company will focus on several key areas to sustain growth, maximize shareholder value and improve EVA. The Company will emphasize growing revenue in all business segments through increased new sales and improved customer loyalty and retention, building on strategic alliances and enhanced services to increase the base of logistics business, and rationed capital spending and overall cost containment to enhance productivity and EVA.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current plans and expectations of Ryder System, Inc. and involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements.

     Important factors that could cause such differences include, among others, general economic conditions in the United States and worldwide, the highly competitive environment applicable to the Company's operations (including competition in integrated logistics from other logistics companies as well as from air cargo, shipping, railroads and motor carriers and competition in full service leasing and commercial rental from companies providing similar services as well as truck and trailer manufacturers who provide leasing, extended warranty maintenance, rental and other transportation services), greater than expected expenses associated with the Company's personnel needs or activities (including increased cost of freight and transportation), availability of equipment, changes in customers' business environments (or the loss of a significant customer), changes in government regulations and disruptions due to Year 2000 non-compliance by the Company, its suppliers or customers.

     The risks included here are not exhaustive. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on the Company's business.

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

     Our commitment to social responsibility is a key management principle. Management is responsible for conducting our businesses in an ethical, moral manner assuring that our business practices encompass the highest, most uncompromising standards of personal and business conduct. These standards, which address conflicts of interest, compliance with laws and acceptable business practices and proper employee conduct are included in our Corporate Conduct Guidelines. The importance of these standards is stressed throughout the Company and all of our employees are expected to comply with them.

/s/ M. ANTHONY BURNS
--------------------
M. Anthony Burns
Chairman, President and
Chief Executive Officer

/s/ EDWIN A. HUSTON
-------------------
Edwin A. Huston
Senior Executive Vice President-Finance and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF RYDER SYSTEM, INC.:

We have audited the accompanying consolidated balance sheets of Ryder System, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryder System, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Miami, Florida
February 4, 1999
                                       28

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      Ryder System, Inc. and Subsidiaries

                                                                             Years ended December 31
In thousands, except per share amounts                                     1998           1997           1996
-------------------------------------------------------------------------------------------------------------
Revenue                                                             $ 5,188,724      4,893,905      4,936,123
-------------------------------------------------------------------------------------------------------------
Operating expense                                                     3,767,063      3,609,612      4,003,269
Freight under management expense                                        330,124        244,874         77,946
Year 2000 expense                                                        38,173          3,494             --
Depreciation expense, net of gains                                      604,281        592,279        676,273
Interest expense                                                        198,857        189,361        206,636
Miscellaneous income, net                                                (6,730)        (9,667)       (21,971)
-------------------------------------------------------------------------------------------------------------
                                                                      4,931,768      4,629,953      4,942,153
-------------------------------------------------------------------------------------------------------------
   Earnings (loss) from continuing operations before income taxes       256,956        263,952         (6,030)
Provision for income taxes                                               97,885        103,714         13,393
-------------------------------------------------------------------------------------------------------------
   Earnings (loss) from continuing operations                           159,071        160,238        (19,423)
Earnings (loss) from discontinued operations                                 --         15,447        (11,864)
-------------------------------------------------------------------------------------------------------------
   Earnings (loss) before extraordinary loss                            159,071        175,685        (31,287)
Extraordinary loss on early extinguishment of debt                           --             --        (10,031)
-------------------------------------------------------------------------------------------------------------
   Net earnings (loss)                                              $   159,071        175,685        (41,318)
=============================================================================================================

Earnings (loss) per common share-Basic:
   Continuing operations                                            $      2.18           2.08          (0.24)
   Discontinued operations                                                   --           0.20          (0.15)
   Extraordinary loss on early extinguishment of debt                        --             --          (0.12)
-------------------------------------------------------------------------------------------------------------
   Net earnings (loss)                                              $      2.18           2.28          (0.51)
=============================================================================================================
Earnings (loss) per common share-Diluted:
   Continuing operations                                            $      2.16           2.05          (0.24)
   Discontinued operations                                                   --           0.20          (0.15)
   Extraordinary loss on early extinguishment of debt                        --             --          (0.12)
-------------------------------------------------------------------------------------------------------------
   Net earnings (loss)                                              $      2.16           2.25          (0.51)
=============================================================================================================

See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                      Ryder System, Inc. and Subsidiaries

                                                                                        December 31
Dollars in thousands, except per share amounts                                        1998           1997
---------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                   $   138,353         78,370
   Receivables                                                                     559,141        625,955
   Inventories                                                                      67,605         66,006
   Tires in service                                                                166,578        163,771
   Prepaid expenses and other current assets                                       178,022        157,883
---------------------------------------------------------------------------------------------------------
        Total current assets                                                     1,109,699      1,091,985
Revenue earning equipment                                                        3,211,969      3,145,461
Operating property and equipment                                                   597,951        581,705
Direct financing leases and other assets                                           476,390        414,932
Intangible assets and deferred charges                                             312,592        274,977
---------------------------------------------------------------------------------------------------------
                                                                               $ 5,708,601      5,509,060
=========================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
   Current portion of long-term debt                                           $   483,334        301,361
   Accounts payable                                                                399,495        305,337
   Accrued expenses                                                                479,835        482,811
---------------------------------------------------------------------------------------------------------
      Total current liabilities                                                  1,362,664      1,089,509
Long-term debt                                                                   2,099,697      2,267,554
Other non-current liabilities                                                      343,003        365,264
Deferred income taxes                                                              807,623        726,025
---------------------------------------------------------------------------------------------------------
      Total liabilities                                                          4,612,987      4,448,352
---------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Common stock of $0.50 par value per share
      Authorized, 400,000,000; outstanding, 1998-71,280,247; 1997-73,692,226       610,543        605,573
   Retained earnings                                                               504,105        466,257
   Accumulated other comprehensive income                                          (19,034)       (11,122)
---------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                 1,095,614      1,060,708
---------------------------------------------------------------------------------------------------------
                                                                               $ 5,708,601      5,509,060
=========================================================================================================

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      Ryder System, Inc. and Subsidiaries

                                                                                  Years ended December 31
In thousands                                                                  1998           1997           1996
----------------------------------------------------------------------------------------------------------------
Continuing operations
Cash flows from operating activities:
   Earnings (loss) from continuing operations                          $   159,071        160,238        (19,423)
   Depreciation expense, net of gains                                      604,281        592,279        676,273
   Amortization expense and other non-cash charges, net                      2,207          9,191         31,563
   Gain on sale of consumer truck rental business                               --             --        (25,000)
   Deferred income tax expense (benefit)                                   108,806        124,516         (8,810)
   Changes in operating assets and liabilities, net of acquisitions:
      Increase in aggregate balance of trade receivables sold              125,000             --             --
      Receivables                                                          (31,991)       (76,895)      (192,275)
      Inventories                                                           (1,599)        (7,947)        (8,064)
      Prepaid expenses and other assets                                    (40,672)       (61,298)        30,167
      Accounts payable                                                      88,220         22,305        (50,078)
      Accrued expenses and other non-current liabilities                   (52,784)      (146,598)        98,330
----------------------------------------------------------------------------------------------------------------
                                                                           960,539        615,791        532,683
----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net change in commercial paper borrowings                              (150,162)       305,132        (36,568)
   Debt proceeds                                                           475,161         47,502        138,992
   Debt repaid, including capital lease obligations                       (328,873)      (232,597)      (312,677)
   Dividends on common stock                                               (43,841)       (45,859)       (48,315)
   Common stock issued                                                      32,393         61,973         63,710
   Common stock repurchased                                               (109,540)      (241,335)      (122,870)
----------------------------------------------------------------------------------------------------------------
                                                                          (124,862)      (105,184)      (317,728)
----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of property and revenue earning equipment                  (1,369,117)    (1,039,118)    (1,257,307)
   Sales of property and revenue earning equipment                         326,195        344,513        373,300
   Sale and leaseback of revenue earning equipment                         312,230             --        150,000
   Acquisitions, net of cash acquired                                      (70,081)       (84,195)            --
   Proceeds from business sold                                                  --        111,306        574,167
   Other, net                                                               25,079         38,639         31,625
----------------------------------------------------------------------------------------------------------------
                                                                          (775,694)      (628,855)      (128,215)
----------------------------------------------------------------------------------------------------------------
Net cash flows from continuing operations                                   59,983       (118,248)        86,740
Net cash flows from discontinued operations                                     --          5,234         11,787
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                            59,983       (113,014)        98,527
Cash and cash equivalents at January 1                                      78,370        191,384         92,857
----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at December 31                               $   138,353         78,370        191,384
================================================================================================================

See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      Ryder System, Inc. and Subsidiaries

                                                                                                       Accumulated
                                                                                                             Other
                                                   Comprehensive          Common         Retained    Comprehensive
Dollars in thousands, except per share amounts     Income (Loss)           Stock         Earnings           Income            Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996                                           $   550,197          703,520          (13,692)       1,240,025
    Net loss                                            $(41,318)             --          (41,318)              --          (41,318)
    Foreign currency translation adjustments               9,519              --               --            9,519            9,519
                                                        --------
      Comprehensive loss                                $(31,799)
                                                        ========
    Common stock dividends declared-$0.60 per share                           --          (48,315)              --          (48,315)
    Common stock issued under employee
      plans (2,833,241 shares)*                                           63,710               --               --           63,710
    Common stock repurchased (4,152,700 shares)                          (30,872)         (91,998)              --         (122,870)
    Other                                                                  5,255               --               --            5,255
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                             588,290          521,889           (4,173)       1,106,006
    Net earnings                                        $175,685              --          175,685               --          175,685
    Foreign currency translation adjustments              (6,949)             --               --           (6,949)          (6,949)
                                                        --------
      Comprehensive income                              $168,736
                                                        ========
    Common stock dividends declared-$0.60 per share                           --          (45,859)              --          (45,859)
    Common stock issued under employee
      plans (2,778,372 shares)*                                           61,973               --               --           61,973
    Common stock repurchased (7,047,300 shares)                          (55,877)        (185,458)              --         (241,335)
    Other                                                                 11,187               --               --           11,187
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                             605,573          466,257          (11,122)       1,060,708
    Net earnings                                        $159,071              --          159,071               --          159,071
    Foreign currency translation adjustments              (7,912)             --               --           (7,912)          (7,912)
                                                        --------
      Comprehensive income                              $151,159
                                                        ========
    Common stock dividends declared-$0.60 per share                           --          (43,841)              --          (43,841)
    Common stock issued under employee
      plans (1,388,021 shares)*                                           32,393               --               --           32,393
    Common stock repurchased (3,800,000 shares)                          (32,158)         (77,382)              --         (109,540)
    Other                                                                  4,735               --               --            4,735
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                         $   610,543          504,105          (19,034)       1,095,614
===================================================================================================================================

*Net of common stock purchased from employees exercising stock options.

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

Ryder System, Inc. and subsidiaries (the "Company") is a multinational logistics and transportation company operating in nine countries. The Company's segments consist of integrated logistics, transportation services, public transportation services and international.

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

REVENUE RECOGNITION. Operating lease revenue is recognized as vehicles are used over the terms of the related agreements. Revenue from service contracts is recognized as services are provided, generally at billing rates specified in underlying contracts. Direct financing lease revenue is recognized by the interest method over the terms of the lease agreements.

CASH EQUIVALENTS. All investments in highly liquid debt instruments with maturities of three months or less at the date of purchase are classified as cash equivalents.

INVENTORIES. Inventories, which consist primarily of fuel and vehicle parts, are valued using the lower of cost (specific identification or average cost) or market.

REVENUE EARNING EQUIPMENT, OPERATING PROPERTY AND EQUIPMENT AND DEPRECIATION. Revenue earning equipment, principally vehicles, and operating property and equipment are stated at cost. Vehicle repairs and maintenance that extend the life or increase the value of the vehicle are capitalized whereas ordinary maintenance and repairs are expensed as incurred. Provision for depreciation is computed using the straight-line method on substantially all depreciable assets. Annual straight-line depreciation rates range from 8% to 33% for revenue earning equipment, 2.5% to 10% for buildings and improvements and 10% to 25% for machinery and equipment.

Gains on operating property and equipment sales are reflected in miscellaneous income. Gains on sales of revenue earning equipment, net of selling and equipment preparation costs, are reported as reductions of depreciation expense and totaled $59 million, $52 million and $66 million in 1998, 1997 and 1996, respectively.

TIRES IN SERVICE. The Company allocates a portion of the acquisition costs of revenue earning equipment to tires in service and amortizes such tire costs to expense over the lives of the vehicles and equipment. The cost of replacement tires and tire repairs are expensed as incurred.

INTANGIBLE ASSETS. Intangible assets consist principally of goodwill totaling $275 million in 1998 and $238 million in 1997. Goodwill is amortized on a straight-line basis over appropriate periods generally ranging from 10 to 40 years. Accumulated amortization was approximately $96 million and $84 million at December 31, 1998 and 1997, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets, including intangible assets, used in the Company's operations are reviewed for impairment when circumstances indicate that the carrying amount of assets may not be recoverable. The primary indicators of recoverability are the associated current and forecasted undiscounted operating cash flows.

SELF-INSURANCE RESERVES. The Company retains a portion of the risk under vehicle liability, workers' compensation and other insurance programs. Reserves have been recorded which reflect the undiscounted estimated liabilities, including claims incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the amounts are adequate, there can be no assurance that changes to management's estimates may not occur due to limitations inherent in the estimation process. Changes in the estimates of these reserves are charged or credited to income in the period determined. Amounts estimated to be paid within one year have been classified as accrued expenses with the remainder included in other non-current liabilities.

INCOME TAXES. Deferred taxes are provided using the asset and liability method for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

DERIVATIVE FINANCIAL INSTRUMENTS. From time to time, the Company enters into interest rate swap and cap agreements to manage its fixed and variable interest rate exposure and to better match the repricing of its debt instruments to that of its portfolio of assets. The Company assigns each interest rate swap and cap agreement to a debt or operating lease obligation. Amounts to be paid or received under swap and cap agreements are recognized over the terms of the agreements as adjustments to interest expense or rent expense. Derivative financial instruments are not leveraged or held for trading purposes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

FOREIGN CURRENCY TRANSLATION. The Company's foreign operations generally use the local currency as their functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in other comprehensive income as a translation adjustment. For subsidiaries whose economic environment is highly inflationary, the U.S. dollar is the functional currency and gains and losses that result from translation are included in earnings.

STOCK-BASED COMPENSATION. Stock-based compensation is recognized using the intrinsic value method. Under this method, compensation cost is recognized based on the excess, if any, of the quoted market price of the stock at the date of grant (or other measurement date) and the amount an employee must pay to acquire the stock.

EARNINGS PER SHARE. Basic earnings per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings per share reflects the dilutive effect of potential common shares from securities such as stock options.

ACCOUNTING CHANGES. Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards (FAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about a company's operating segments and related disclosures about its products, services, geographic areas of operations and major customers. Adoption of this statement did not impact the Company's results of operations or financial position. The "Segment Reporting" note provides further information.

   Effective January 1, 1998, the Company adopted FAS No. 130, "Reporting Comprehensive Income." Comprehensive income presents a measure of all changes in shareholders' equity except for changes resulting from transactions with shareholders in their capacity as shareholders. The Company's total comprehensive income presently consists of net earnings (loss) and currency translation adjustments associated with foreign operations which use the local currency as their functional currency. The statement also requires the separate presentation of the accumulated balance of comprehensive income other than net earnings in the Consolidated Balance Sheets.

   Effective December 31, 1997, the Company adopted FAS No. 128, "Earnings per Share." This statement requires the presentation of basic and diluted earnings per share. All prior years' earnings per share data were restated to conform with the provisions of the new statement.

   Effective January 1, 1997, the Company adopted FAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which establishes accounting standards for, among other things, the sales of receivables with recourse. The Company also adopted the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities," effective January 1, 1997. The guidance provided by these statements was consistent with the Company's prior method of accounting and, therefore, adoption of these statements did not impact the Company's results of operations, cash flows or financial position.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform with current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS. In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal years beginning after December 15, 1998. SOP 98-1 outlines the accounting treatment for certain costs related to the development or purchase of software to be used internally and requires that costs incurred during the preliminary project and post-implementation/operation stages be expensed, and costs incurred during the application development stage be capitalized and amortized over the estimated useful life of the software. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial position.

   In April 1998, the AICPA also issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, requires that all costs of start-up activities, including organization costs, be expensed as incurred. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial position.

   In June 1998, the Financial Accounting Standards Board issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recognized at fair value as either assets or liabilities on the balance sheet. Any gain or loss resulting from changes in such fair value is required to be recognized in earnings to the extent the derivatives are not effective as hedges. This statement is effective for fiscal years beginning after June 15, 1999, and is effective for interim periods in the initial year of adoption. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial position.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

ACQUISITIONS

During 1998 and 1997, the Company completed a number of acquisitions in each of its business segments, all of which have been accounted for using the purchase method of accounting. The consolidated financial statements reflect the results of operations of the acquired businesses from the acquisition dates. Pro forma results of operations have not been presented because the effects of these acquisitions were not significant. The fair value of assets acquired and liabilities assumed in connection with these acquisitions were as follows:

In thousands                    1998          1997
--------------------------------------------------
Working capital             $ 14,708        (2,170)
Goodwill                      43,269        42,755
Other net assets              47,971        57,809
Non-current liabilities      (35,867)      (14,199)
--------------------------------------------------
   Net assets acquired      $ 70,081        84,195
==================================================

DIVESTITURES

On September 30, 1997, the Company completed the sale of its automotive carrier business for $111 million in cash and realized a $3 million after tax gain ($0.04 per diluted common share). The transaction was made at a premium over the net book value of the business sold and also generated gains from the settlement and curtailment of certain employee benefit and postretirement plans, offset by provisions for severance and direct transaction and other costs. The disposal of the automotive carrier business has been accounted for as a discontinued operation and accordingly, its operating results and cash flows are segregated and reported as discontinued operations in the accompanying consolidated financial statements.

   Summarized results of the automotive carrier business were as follows:

                                   Period ended         Year ended
                                   September 30        December 31
In thousands                               1997               1996
------------------------------------------------------------------
Revenue                               $ 462,853            583,292
==================================================================
Earnings (loss) before
   income taxes                       $  18,228            (11,592)
Provision for income taxes                5,981                272
------------------------------------------------------------------
Earnings (loss) from
   discontinued operations
   before net gain on disposition        12,247            (11,864)
------------------------------------------------------------------
Loss on disposition                      (5,300)                --
Income tax benefit                        8,500                 --
------------------------------------------------------------------
Net gain on disposition                   3,200                 --
------------------------------------------------------------------
Earnings (loss) from
   discontinued operations            $  15,447            (11,864)
==================================================================

   The loss from discontinued operations in 1996 includes a pretax charge of $18 million as part of a company-wide restructuring. The pretax charge included $8 million in employee-related costs, $8 million in estimated facility closure costs and $2 million in other costs. The after tax impact of these charges was $14 million or $0.18 per diluted common share.

   On October 17, 1996, the Company sold substantially all the assets and certain liabilities of its consumer truck rental business for $574 million in cash, resulting in a pretax gain of $25 million ($15 million after tax), which is included in miscellaneous income, net. Revenue related to the consumer truck rental business was $440 million for the period January 1 through October 16, 1996. Pretax earnings (before restructuring and other charges) of the consumer truck rental business, on a stand alone basis, were $20 million for the period January 1 through October 16, 1996.

   Pursuant to the terms of the sales agreement, the Company gave the buyer a royalty-free license to use the Ryder trademark and color scheme, subject to certain restrictions, for a total of 10 years (with required modifications to the trademark after five years).

RESTRUCTURING AND OTHER CHARGES

During 1996, the Company implemented several restructuring initiatives designed to reduce costs, improve profitability and align the organizational structure with the strategic direction of the Company. As a result of the initiatives, the Company recorded to operating expense, restructuring and other charges of $228 million for continuing operations ($150 million after tax or $1.84 per diluted common share). These charges were as follows:

In thousands
-------------------------------------------------------
Restructuring charges:
   Employee separations                        $ 58,568
   Facility closures                             13,817
-------------------------------------------------------
                                                 72,385
Early retirement costs                           46,251
Asset write-downs and valuation allowances       80,544
Other charges                                    29,275
-------------------------------------------------------
                                               $228,455
=======================================================

   The restructuring plan included charges of $72 million for reducing the workforce by approximately 1,500 positions and closing approximately 200 operating and administrative locations in order to achieve economies of scale and eliminate redundant processes. The planned headcount reductions and facility closures were substantially completed as of December 31, 1998. The Company made cash payments of $8 million in 1998, $44 million in 1997 and $15 million in 1996 related to restructuring charges. As of December 31, 1998, the remaining restructuring liabilities totaled $5 million and management

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

believes these amounts are adequate to complete its plans and that the liabilities will be substantially paid by the end of 1999.

   The pretax charges also included $46 million of pension and postretirement benefit expense for approximately 740 employees who retired pursuant to voluntary early retirement programs.

   The Company's restructuring initiatives also included asset write-downs and valuation allowances of $81 million relating to facility closures, the anticipated sale of small non-strategic businesses, discontinuance of the company car program, certain information systems and other assets, and $29 million for other costs associated with the restructuring initiatives including relocation of employees and professional fees incurred as part of the implementation of the restructuring. The Company substantially completed its facility closure program during the third quarter of 1998 and credited to operating expense, excess accruals of $3.4 million. During the fourth quarter of 1998, the Company also decided to retain a small business previously held for sale in the U.K. and credited to miscellaneous income, a valuation allowance of $7.5 million which had been established in 1996.

SALES OF RECEIVABLES

The Company participates in an agreement to sell, with limited recourse, up to $350 million ($50 million of which is uncommitted) of trade receivables on a revolving basis through July 2002. The costs associated with this program were $8 million in 1998, $6 million in 1997 and $13 million in 1996 and were charged to miscellaneous income, net. At December 31, 1998 and 1997, the outstanding balance of receivables sold pursuant to this agreement was $200 million and $75 million, respectively.

REVENUE EARNING EQUIPMENT

In thousands                               1998             1997
----------------------------------------------------------------

Full service lease                  $ 3,552,891        3,538,297
Commercial rental                     1,278,036        1,171,038
----------------------------------------------------------------
                                      4,830,927        4,709,335
   Accumulated depreciation          (1,803,425)      (1,742,949)
----------------------------------------------------------------
                                      3,027,502        2,966,386
----------------------------------------------------------------
Other revenue earning equipment         352,739          333,588
   Accumulated depreciation            (168,272)        (154,513)
----------------------------------------------------------------
                                        184,467          179,075
----------------------------------------------------------------
                                    $ 3,211,969        3,145,461
================================================================

OPERATING PROPERTY AND EQUIPMENT

In thousands                               1998             1997
----------------------------------------------------------------
Land                                $   107,057          104,813
Buildings and improvements              503,188          467,652
Machinery and equipment                 407,304          385,099
Other                                   114,548           99,445
----------------------------------------------------------------
                                      1,132,097        1,057,009
   Accumulated depreciation            (534,146)        (475,304)
----------------------------------------------------------------
                                    $   597,951          581,705
================================================================

ACCRUED EXPENSES AND OTHER NON-CURRENT LIABILITIES

In thousands                                          1998              1997
----------------------------------------------------------------------------
Salaries and wages                               $ 104,498           113,042
Employee benefits                                   16,360            17,188
Interest                                            38,628            41,274
Operating taxes                                     80,078            66,544
Self-insurance reserves                            227,982           249,137
Postretirement benefits
   other than pensions                              46,761            47,694
Vehicle rent and related accruals                  153,018           162,611
Environmental liabilities                           22,962            29,971
Other                                              132,551           120,614
----------------------------------------------------------------------------
                                                   822,838           848,075
Non-current portion                               (343,003)         (365,264)
----------------------------------------------------------------------------
Accrued expenses                                 $ 479,835           482,811
============================================================================

LEASES

OPERATING LEASES AS LESSOR. One of the Company's major product lines is full service leasing of commercial trucks, tractors and trailers. These lease agreements provide for a fixed time charge plus a fixed per-mile charge. A portion of these charges is often adjusted in accordance with changes in the Consumer Price Index. Contingent rentals included in income during 1998, 1997 and 1996 were $251 million, $233 million and $248 million, respectively.

DIRECT FINANCING LEASES. The Company also leases revenue earning equipment to customers as direct financing leases. The net investment in direct financing leases consisted of:

In thousands                                          1998              1997
----------------------------------------------------------------------------
Minimum lease payments receivable                $ 772,550           714,065
Executory costs and unearned income               (405,777)         (375,724)
Unguaranteed residuals                              64,514            59,123
----------------------------------------------------------------------------
Net investment in direct financing leases          431,287           397,464
Current portion included in receivables            (55,927)          (52,976)
----------------------------------------------------------------------------
Non-current portion included in other assets     $ 375,360           344,488
============================================================================

   Contingent rentals included in income were $26 million in 1998 and 1997, and $24 million in 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

OPERATING LEASES AS LESSEE. The Company leases vehicles, facilities and office equipment under operating lease agreements. The majority of these agreements are vehicle leases which specify that rental payments be adjusted periodically based on changes in interest rates and provide for early termination at stipulated values. During 1998 and 1996, the Company entered into several agreements for the sale and operating leaseback of revenue earning equipment. Proceeds from these transactions totaled $312 million in 1998 and $150 million in 1996. The Company has purchase and lease renewal options under these agreements as well as limited guarantees of the lessor's residual value. During 1998, 1997 and 1996, rent expense was $261 million, $228 million and $240 million, respectively. Through September 1997, rental rates were modified by certain interest rate swap agreements as discussed in the "Summary of Significant Accounting Policies" note.

LEASE PAYMENTS. Future minimum payments for leases in effect at December 31, 1998 were as follows:

                        As Lessor           As Lessee
-----------------------------------------------------
                                Direct
              Operating      Financing      Operating
In thousands     Leases         Leases         Leases
-----------------------------------------------------
1999         $  977,689        131,510        285,479
2000            822,878        126,616        257,711
2001            637,612        121,223        219,025
2002            432,470        112,322        172,397
2003            246,466        101,218        136,735
Thereafter      190,659        179,661        100,506
-----------------------------------------------------
             $3,307,774        772,550      1,171,853
=====================================================

   The amounts in the previous table are based upon the assumption that revenue earning equipment will remain on lease for the length of time specified by the respective lease agreements. This is not a projection of future lease revenue; no effect has been given to renewals, new business, cancellations, contingent rentals or future rate changes.

INCOME TAXES
The components of the provision for income taxes attributable to continuing operations were as follows:

In thousands                             1998           1997           1996
---------------------------------------------------------------------------
Current tax (benefit) expense:
   Federal                          $ (13,304)       (21,243)        19,756
   State                               (4,467)          (998)         2,767
   Foreign                              6,850          1,439           (320)
---------------------------------------------------------------------------
                                      (10,921)       (20,802)        22,203
---------------------------------------------------------------------------
Deferred tax expense (benefit):
   Federal                             94,686        100,756        (13,847)
   State                               13,590         15,546           (767)
   Foreign                                530          8,214          5,804
---------------------------------------------------------------------------
                                      108,806        124,516         (8,810)
---------------------------------------------------------------------------
Provision for income taxes          $  97,885        103,714         13,393
===========================================================================

   A reconciliation of the Federal statutory tax rate with the effective tax rate for continuing operations follows:

                                         % of Pretax Income
---------------------------------------------------------------
                                      1998      1997       1996
---------------------------------------------------------------
Federal statutory tax rate            35.0      35.0      (35.0)
Impact on deferred taxes
   for changes in tax rates           (0.6)     (0.6)        --
State income taxes, net of
   Federal income tax benefit          2.3       3.6       21.6
Amortization of goodwill               1.1       0.9       41.2
Restructuring and other charges         --        --      148.6
Miscellaneous items, net               0.3       0.4       45.7
---------------------------------------------------------------
Effective tax rate                    38.1      39.3      222.1
===============================================================

   The higher 1996 effective tax rate is primarily due to the tax effects of non-deductible foreign charges associated with the restructuring and other charges. Additionally, lower income before taxes increased the rate impact of normal, recurring non-deductible expenses.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

   The components of the net deferred income tax liability as of December 31, 1998 and 1997 were as follows:

In thousands                                           1998              1997
-----------------------------------------------------------------------------

Deferred income tax assets:
   Self-insurance reserves                      $    74,190            88,374
   Alternative minimum taxes                         30,905            12,771
   Accrued compensation and benefits                 31,345            36,167
   Lease accruals and reserves                       45,707            46,652
   Miscellaneous other accruals                      32,375            44,978
-----------------------------------------------------------------------------
                                                    214,522           228,942
   Valuation allowance                              (13,030)          (12,445)
-----------------------------------------------------------------------------
                                                    201,492           216,497
-----------------------------------------------------------------------------
Deferred income tax liabilities:
   Property and equipment bases differences        (894,475)         (837,120)
   Other items                                     (113,361)          (83,093)
-----------------------------------------------------------------------------
                                                 (1,007,836)         (920,213)
-----------------------------------------------------------------------------
Net deferred income tax liability*              $  (806,344)         (703,716)
=============================================================================

* Deferred tax assets of $1 million and $22 million have been included in the consolidated balance sheet caption "Prepaid expenses and other current assets" at December 31, 1998 and 1997, respectively.

   Deferred taxes have not been provided on temporary differences related to investments in foreign subsidiaries that are considered permanent in duration. These temporary differences consist primarily of undistributed foreign earnings of $92 million at December 31, 1998. A full foreign tax provision has been made on these undistributed foreign earnings. Determination of the amount of deferred taxes on these temporary differences is not practicable due to foreign tax credits and exclusions.

   The Company had unused alternative minimum tax credits, for tax purposes, of $31 million at December 31, 1998, available to reduce future income tax liabilities. The alternative minimum tax credits may be carried forward indefinitely.

   A valuation allowance has been established to reduce deferred income tax assets, principally foreign tax loss carryforwards, to amounts expected to be realized.

   Income taxes paid (refunded) totaled $(23) million in 1998, $18 million in 1997 and $1 million in 1996 and include amounts related to both continuing and discontinued operations.

DEBT
In thousands                                             1998              1997
-------------------------------------------------------------------------------
U.S. commercial paper                             $   197,500           340,000
Canadian commercial paper                              18,102            27,339
Unsecured U.S. notes:
   Debentures, 6.50% to 9.88%,
     due 2001 to 2017                                 627,340           444,215
   Medium-term notes, 5.00% to 8.45%,
     due 1999 to 2025                               1,381,500         1,410,020
   Discount on unsecured U.S. notes                   (20,807)          (21,196)
Unsecured foreign obligations
   (principally pound sterling),
   4.84% to 9.48%, due 1999 to 2006                   338,496           320,362
Other debt, including capital leases                   40,900            48,175
-------------------------------------------------------------------------------
Total debt                                          2,583,031         2,568,915
Current portion                                      (483,334)         (301,361)
-------------------------------------------------------------------------------
Long-term debt                                    $ 2,099,697         2,267,554
===============================================================================

   Debt maturities (including sinking fund requirements) during the five years subsequent to December 31, 1998 were as follows:

                           Debt
In thousands         Maturities
-------------------------------
1999                   $483,334
2000                    503,087
2001                    341,935
2002                    454,884
2003                    104,311
-------------------------------

   The weighted average interest rates for outstanding U.S. commercial paper at December 31, 1998 and 1997, were 5.96% and 6.25%, respectively. The weighted average interest rates for outstanding Canadian commercial paper at December 31, 1998 and 1997, were 5.30% and 4.63%, respectively. U.S. commercial paper is classified as long-term debt since it is backed by the long-term revolving credit facility discussed below.

   During 1997, the Company entered into a $720 million global revolving credit facility, which expires in 2002, and replaced existing credit facilities in the U.S., U.K. and Canada. The global credit facility is primarily to be used to finance working capital and provide support for the issuance of commercial paper. At the Company's option, the interest rate on borrowings under the global credit facility is based on LIBOR, prime, federal funds or local equivalent rates. No compensating balances are required under the global credit facility; however, it does have an annual facility fee of 0.08% based on the Company's current credit rating. At December 31, 1998, foreign borrowings of $55 million were outstanding under the credit facility and the Company had $468 million available under this agreement.

   At December 31, 1998 and 1997, the Company also had letters of credit outstanding totaling $163 million and

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

$220 million, respectively, which primarily guarantee various insurance activities.

   During the fourth quarter of 1996, the Company recorded an extraordinary loss of $10 million (net of income tax benefit of $6 million) in connection with the early retirement of $80 million of outstanding high coupon debt.

   Interest paid totaled $201 million in 1998, $196 million in 1997 and $204 million in 1996. Interest rates have been modified by interest rate swap agreements as discussed in the "Summary of Significant Accounting Policies" note.

   The carrying amount of debt (excluding capital leases) was $2,548 million and $2,525 million as of December 31, 1998 and 1997, respectively. Based on dealer quotations which represent the discounted future cash flows through maturity or expiration using current rates, the fair value of this debt at December 31, 1998 and 1997 was estimated at $2,623 million and $2,631 million, respectively.

   At December 31, 1997, the Company had outstanding an interest rate swap agreement effectively changing the interest rate exposure on $61 million of medium-term notes from variable to 5.84% fixed rate. The swap matured in March 1998. The carrying amount and estimated fair value of this agreement as of December 31, 1997 was not material.

SHAREHOLDERS' EQUITY
In December 1998, the Company announced its fourth stock repurchase program since 1996, which allows the Company to acquire up to three million shares of common stock in open market transactions. The three prior programs were completed in their entirety, resulting in the repurchase of fifteen million shares of common stock. The Company used a portion of the proceeds from the sale of the automotive carrier business and consumer truck rental business to repurchase shares of common stock. The cost of stock repurchases has been allocated between common stock and retained earnings based on the amount of capital surplus at the time of the stock repurchase. Prior year amounts were reclassified to conform with current year presentation.

   At December 31, 1998, the Company had 71,280,247 Preferred Stock Purchase Rights (Rights) outstanding which expire in March 2006. The Rights contain provisions to protect shareholders in the event of an unsolicited attempt to acquire the Company which is not believed by the board of directors to be in the best interest of shareholders. The Rights are evidenced by common stock certificates, are subject to antidilution provisions, and are not exercisable, transferable or exchangeable apart from the common stock until ten days after a person, or a group of affiliated or associated persons, acquires beneficial ownership of 10% or more, or, in the case of exercise or transfer, makes a tender offer for 10% or more of the Company's common stock. The Rights entitle the holder, except such an acquiring person, to purchase at the current exercise price of $100, that number of the Company's common shares which at the time would have a market value of $200. In the event the Company is acquired in a merger or other business combination (including one in which the Company is the surviving corporation), each Right entitles its holder to purchase at the current exercise price of $100 that number of common shares of the surviving corporation which would then have a market value of $200. In lieu of common shares, Rights holders can purchase 1/100 of a share of Series C Preferred Stock for each Right. The Series C Preferred Stock would be entitled to quarterly dividends equal to the greater of $10 per share or 100 times the common stock dividend per share and have 100 votes per share, voting together with the common stock. By action of the board of directors, the Rights may also be exchanged in whole or in part, at an exchange ratio of one share of common stock per Right. The Rights have no voting rights and are redeemable, at the option of the Company, at a price of $0.01 per Right prior to the acquisition by a person or a group of persons affiliated or associated persons of beneficial ownership of 10% or more of the common stock.

EMPLOYEE STOCK OPTION AND STOCK PURCHASE PLANS

OPTION PLANS. The Company sponsors various stock option and incentive plans which provide for the granting of options to employees and directors for purchase of common stock at prices equal to fair market value at the time of grant. Key employee plans also provide for the issuance of stock appreciation rights, limited stock appreciation rights, performance units or restricted stock at no cost to the employee; none were granted in 1998, 1997 or 1996. Options granted under all plans are for terms not exceeding 10 years and are exercisable cumulatively 20% to 50% each year based on the terms of the grant. Awards under a non-employee director plan may be granted in tandem with restricted stock units at no cost to the grantee; 2,850 units and 47,673 units were granted in 1998 and 1997, respectively. Compensation expense is recognized as the restricted stock units vest over the periods established for each grant.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

   The following table summarizes the status of the Company's stock option plans:

Shares in thousands                        1998                           1997                        1996
----------------------------------------------------------------------------------------------------------------------
                                              Weighted                            Weighted                    Weighted
                                               Average                             Average                     Average
                                              Exercise                            Exercise                    Exercise
                                Shares           Price          Shares               Price      Shares           Price
----------------------------------------------------------------------------------------------------------------------
Beginning of year                6,000          $27.18           6,878              $24.33       7,424          $23.31
Granted                            246           33.21           1,339               35.08       1,312           29.35
Exercised                         (911)          23.60          (2,037)              22.85      (1,742)          23.29
Forfeited                          (82)          27.01            (180)              26.40        (116)          27.57
----------------------------------------------------------------------------------------------------------------------
End of year                      5,253          $28.06           6,000              $27.18       6,878          $24.33
======================================================================================================================
Exercisable at end of year       3,610          $26.12           3,373              $23.87       4,636          $22.83
======================================================================================================================
Available for future grant       3,907             N/A           1,566                 N/A       2,535             N/A
======================================================================================================================

   Information about options in various price ranges at December 31, 1998 follows:

Shares in thousands     Options Outstanding       Options Exercisable
---------------------------------------------------------------------
                      Remaining    Weighted                  Weighted
  Price                    Life     Average                   Average
  Range      Shares  (in years)       Price         Shares      Price
---------------------------------------------------------------------
$ 10-20         261         2.5      $16.13            261     $16.13
  20-25       1,070         4.2       22.42            802      21.88
  25-30       2,436         5.9       27.30          2,067      26.90
  30-38       1,486         8.5       35.46            480      35.25
---------------------------------------------------------------------
              5,253         6.2      $28.06          3,610     $26.12
=====================================================================

PURCHASE PLANS. The Employee Stock Purchase Plan provides for periodic offerings to substantially all U.S. and Canadian employees, with the exception of employees in executive stock option plans, to subscribe shares of the Company's common stock at 85% of the fair market value on either the date of offering or the last day of the purchase period, whichever is less. The most recent stock purchase plan provides for quarterly purchase periods. The U.K. Stock Purchase Scheme provides for periodic offerings to substantially all U.K. employees to subscribe shares of the Company's common stock at 85% of the fair market value on the date of the offering.

   The following table summarizes the status of the Company's stock purchase plans:

Shares in thousands                        1998                           1997                        1996
----------------------------------------------------------------------------------------------------------------------
                                              Weighted                            Weighted                    Weighted
                                               Average                             Average                     Average
                                              Exercise                            Exercise                    Exercise
                                Shares           Price          Shares               Price      Shares           Price
----------------------------------------------------------------------------------------------------------------------
Beginning of year                  571          $24.46           1,653              $23.88       1,374          $22.79
Granted                            146           20.31              63               30.28       1,608           23.96
Exercised                         (586)          23.05            (994)              23.96      (1,191)          22.85
Forfeited                          (49)          24.54            (151)              23.91        (138)          22.86
----------------------------------------------------------------------------------------------------------------------
End of year                         82          $27.05             571              $24.46       1,653          $23.88
======================================================================================================================
Exercisable at end of year          --             N/A             472              $23.96          --             N/A
======================================================================================================================
Available for future grant         226             N/A             323                 N/A         235             N/A
======================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

PRO FORMA INFORMATION. The Company accounts for stock-based compensation using the intrinsic value method; accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the fair value method of accounting been applied to the Company's plans, which requires recognition of compensation expense over the vesting periods of the awards, pro forma net earnings (loss) and earnings (loss) per share for 1998, 1997 and 1996 would have been:

In thousands,
except per share amounts               1998              1997             1996
------------------------------------------------------------------------------
Net earnings (loss):
   As reported                  $   159,071           175,685          (41,318)
   Pro forma                        150,958           164,235          (49,310)

Earnings (loss) per share:
   Basic:
     As reported                       2.18              2.28            (0.51)
     Pro forma                         2.07              2.14            (0.61)

   Diluted:
     As reported                       2.16              2.25            (0.51)
     Pro forma                         2.06              2.11            (0.61)

   This pro forma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized over the vesting period. The fair values of options granted since January 1, 1995 were estimated as of the dates of grant using the Black-Scholes option-pricing model. The option pricing assumptions for 1998, 1997 and 1996 were as follows:

                                           1998           1997           1996
-----------------------------------------------------------------------------
Dividend yield                             2.3%           1.8%           2.1%
Expected volatility                       25.1%          24.5%          25.4%
Option plans:
   Risk-free interest rate                 5.4%           6.2%           6.7%
   Weighted average expected life       9 years        8 years        9 years
   Weighted average grant-date
     fair value per option               $11.05         $12.59         $10.82
Purchase plans:
   Risk-free interest rate                 5.3%           6.1%           6.3%
   Weighted average expected life      .25 year        5 years      1.5 years
   Weighted average grant-date
     fair value per option               $ 5.50         $12.30         $ 6.51

EARNINGS PER SHARE INFORMATION
A reconciliation of the number of shares used in computing basic and diluted EPS follows:

In thousands                                1998            1997            1996
--------------------------------------------------------------------------------
Weighted average shares
   outstanding-Basic                      73,068          76,888          81,263
Common equivalents:
   Shares issuable under
     outstanding dilutive options          3,850           5,442              --
   Shares assumed repurchased
     based on the average
     market value for the period          (3,416)         (4,494)             --
   Dilutive effect of exercised
     options prior to
     being exercised, net                    143             356              --
--------------------------------------------------------------------------------
Weighted average shares
   outstanding-Diluted                    73,645          78,192          81,263
================================================================================
Anti-dilutive options
   not included above                      1,485           1,129           8,531
================================================================================

EMPLOYEE BENEFIT PLANS

PENSION PLANS. The Company sponsors several defined benefit pension plans, covering substantially all employees not covered by union-administered plans, including certain employees in foreign countries. These plans generally provide participants with benefits based on years of service and career-average compensation levels. Funding policy for these plans is to make contributions based on normal costs plus amortization of unfunded past service liability but not greater than the maximum allowable contribution deductible for Federal income tax purposes. The majority of the plans' assets are invested in a master trust which, in turn, is primarily invested in listed stocks and bonds. The Company also contributed to various defined benefit, union-administered, multi-employer plans for employees under collective bargaining agreements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

   Pension (income) expense attributable to continuing operations for 1998, 1997 and 1996 was as follows:

In thousands                                1998           1997           1996
------------------------------------------------------------------------------
Company-administered plans:
   Service cost                         $ 26,067         24,037         26,746
   Interest cost                          48,356         46,160         36,662
   Expected return on plan
     assets                              (75,680)       (60,078)       (44,979)
   Additional expense from
     early retirement program                 --             --         43,928
   Curtailment gain                           --         (7,614)            --
   Amortization of transition
     asset                                (3,848)        (3,376)        (2,905)
   Recognized net actuarial
     (gain) loss                          (2,334)           523            651
   Amortization of prior service cost      2,368          1,816          1,082
------------------------------------------------------------------------------
                                          (5,071)         1,468         61,185
Union-administered plans                   2,488          1,840          2,013
------------------------------------------------------------------------------
Net pension (income) expense            $ (2,583)         3,308         63,198
===============================================================================

   The following table sets forth the balance sheet impact, as well as the benefit obligations, assets and funded status associated with the Company's pension plans at December 31, 1998 and 1997:

In thousands                                           1998              1997
-----------------------------------------------------------------------------
Change in benefit obligations:
   Benefit obligations at January 1,              $ 708,714           644,073
   Service cost                                      26,067            24,037
   Interest cost                                     48,356            46,160
   Amendments                                           618             6,669
   Actuarial (gain) loss                             (4,053)           11,194
   Benefits paid                                    (38,530)          (33,718)
   Curtailment                                           --           (10,308)
   Change in discount rate assumption                46,986            22,448
   Foreign currency exchange rate changes              (429)           (1,841)
-----------------------------------------------------------------------------
Benefit obligations at December 31,                 787,729           708,714
-----------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at January 1,          820,696           679,756
   Actual return on plan assets                     136,108           142,195
   Employer contributions                             8,466            33,532
   Plan participants' contributions                   2,746             1,881
   Benefits paid                                    (38,530)          (33,718)
   Foreign currency exchange rate changes              (325)           (2,950)
-----------------------------------------------------------------------------
Fair value of plan assets at December 31,           929,161           820,696
-----------------------------------------------------------------------------
Funded status                                       141,432           111,982
Unrecognized transition asset                        (7,990)          (11,838)
Unrecognized prior service cost                      15,355            16,802
Unrecognized net actuarial gain                     (88,713)          (72,230)
-----------------------------------------------------------------------------
Prepaid benefit cost                              $  60,084            44,716
=============================================================================

   The following table sets forth the actuarial assumptions used for the Company's dominant plan:
                                                1998         1997
-----------------------------------------------------------------
Discount rate                                  6.75%        7.25%
Rate of increase in compensation levels        5.00%        5.00%
Expected long-term rate of return
   on plan assets                              9.50%        9.50%
Transition amortization in years                   8            8
Gain and loss amortization in years                8            8

SAVINGS PLANS. The Company also has defined contribution savings plans that cover substantially all eligible employees. Company contributions to the plans, which are based on employee contributions and the level of company match, totaled approximately $12 million in 1998, 1997 and 1996.

SUPPLEMENTAL PENSION AND DEFERRED COMPENSATION PLANS. The Company has a non-qualified supplemental pension plan covering certain employees which provides for incremental pension payments from the Company's funds so that total pension payments equal amounts that would have been payable from the Company's principal pension plans if it were not for limitations imposed by income tax regulations. The benefit obligation under this plan totaled $17 million and $15 million at December 31, 1998 and 1997, respectively. The prepaid benefit cost in the table above is net of an accrued pension expense liability of $11 million and $9 million related to this plan at December 31, 1998 and 1997, respectively. Pension expense for this plan totaled $2 million in 1998 and 1997 and $3 million in 1996.

   The Company also has deferred compensation plans which permit eligible employees, officers and directors to defer a portion of their compensation. The deferred compensation liability, including Company matching amounts and accumulated earnings on notional investments, totaled $20 million and $17 million at December 31, 1998 and 1997, respectively.

   The Company has established a grantor trust to provide funding for benefits payable under the supplemental pension plan and a deferred compensation plan. The assets held in trust at December 31, 1998 and 1997, amounted to $23 million and $5 million, respectively, consisting of a managed portfolio of equity securities and corporate-owned life insurance policies. These assets are included in Direct Financing Leases and Other Assets in the accompanying balance sheets because they are available to the general creditors of the Company in the event of the Company's insolvency.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company sponsors plans which provide retired employees with certain health care and life insurance benefits. Substantially all employees not covered by union-administered health and welfare plans are eligible for these benefits. Health care benefits for the Company's principal plans are generally provided to qualified retirees under age 65 and eligible dependents. Generally, these plans require employee contributions which vary based on years of service and include provisions which cap Company contributions. On January 1, 1998, the postretirement plans were amended to change the health care provider elections. The amendment generated an unrecognized prior service credit of $9 million.

   Total periodic postretirement benefit expense attributable to continuing operations for 1998, 1997 and 1996 was as follows:

In thousands                            1998            1997            1996
----------------------------------------------------------------------------
Service cost                          $1,117           1,569           1,626
Interest cost                          2,535           3,122           2,790
Additional expense from
   early retirement program               --              --           2,323
Curtailment gain                          --          (1,881)             --
Amortization of prior service cost    (1,091)             --              --
----------------------------------------------------------------------------
   Postretirement benefit expense     $2,561           2,810           6,739
============================================================================

   The Company's postretirement benefit plans are not funded. The following table sets forth the balance sheet impact, as well as the benefit obligations and rate assumptions associated with the Company's postretirement benefit plans at December 31, 1998 and 1997:

In thousands                                         1998              1997
---------------------------------------------------------------------------
Benefit obligations at January 1,                 $44,286            59,298
Service cost                                        1,117             1,569
Interest cost                                       2,535             3,122
Service and interest cost -
   discontinued operations                             --               573
Amendment                                          (8,731)               --
Actuarial loss (gain)                               2,801            (2,974)
Benefits paid                                      (3,497)           (2,783)
Disposition of automotive
   carrier business                                    --            (9,921)
Curtailment and settlement                             --            (5,232)
Change in discount rate assumption                  1,797             1,004
Change in participation assumption                 (1,332)               --
Change in medical trend rate assumption                --              (370)
---------------------------------------------------------------------------
Benefit obligations at December 31,                38,976            44,286
Unrecognized prior service credit                   7,640                --
Unrecognized net actuarial gain                       145             3,408
---------------------------------------------------------------------------
Accrued postretirement benefit obligation         $46,761            47,694
===========================================================================
Discount rate                                        6.75%             7.25%

   The actuarial assumptions include health care cost trend rates projected ratably from 8% in 1999 to 6% in 2003 and thereafter. Changing the assumed health care cost trend rates by 1% in each year would not have had a material effect on the accumulated postretirement benefit obligation as of December 31, 1998 or periodic postretirement benefit expense for 1998.

ENVIRONMENTAL MATTERS
The Company's operations involve storing and dispensing petroleum products, primarily diesel fuel. In 1988, the Environmental Protection Agency issued regulations that established requirements for testing and replacing underground storage tanks. During 1998, the Company completed its tank replacement program to comply with the regulations. In addition, the Company received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act and similar state statutes and may be required to share in the cost of cleanup of 33 identified disposal sites.

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

   The Company's environmental expenses, which included remediation costs as well as normal recurring expenses such as licensing, testing and waste disposal fees, were $4 million in 1998, $5 million in 1997 and $7 million in 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries

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

OTHER MATTERS

The Company is currently involved in litigation with a former customer relating to a logistics services agreement which was terminated in 1997. The former customer has filed a claim against the Company and the Company has filed a counterclaim. Management believes that the resolution of this matter will not have a material impact on the Company's consolidated financial position, liquidity or results of operations.

   The Company is also a party to various other claims, legal actions and complaints arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes that the disposition of these matters will not have a material impact on the consolidated financial position, liquidity or results of operations of the Company.

SEGMENT REPORTING

The Company operates in four business segments: (1) Transportation Services, which provides full service leasing, commercial rental and programmed maintenance of trucks, tractors and trailers to customers throughout the U.S. and Canada; (2) Integrated Logistics, which provides support services for customers' entire supply chains, from inbound raw materials supply through finished goods distribution, including dedicated contact carriage, the management of carriers, and inventory deployment throughout the U.S. and Canada;
(3) Public Transportation Services, which provides student transportation, transit management, and fleet management and maintenance services to the U.S. public sector; and (4) International, which provides full service leasing, commercial rental, programmed maintenance and logistics services in Europe, South America and Mexico.

   The segment information set forth below is based on the nature of the services offered, as well as the geographic markets served. The accounting policies of the business segments are the same as those previously described in the "Summary of Significant Accounting Policies" note. The Company evaluates financial performance based upon several factors, of which the primary measure is business segment earnings before income taxes and one-time items such as Year 2000 expense and 1996 restructuring and other charges. Business segment earnings before income taxes represent the total profit earned from each segment's customers across all of the Company's segments and include allocations of certain overhead costs. The Transportation Services segment leases revenue earning equipment, sells fuel and provides maintenance and other ancillary services to the Integrated Logistics segment. Likewise, the Transportation Services segment sells fuel and provides maintenance services to the Public Transportation Services segment. Intersegment sales are accounted for at fair value as if the sales were made to third parties. Interest expense, net is allocated to the various business segments based upon targeted debt to equity ratios using an interest factor which reflects the Company's average total cost of debt.

In thousands                                       Years ended December 31
------------------------------------------------------------------------------------
REVENUE                                     1998              1997              1996
------------------------------------------------------------------------------------
Transportation Services               $2,866,844         2,886,635         2,979,409
Integrated Logistics                   1,501,126         1,370,320         1,104,797
Public Transportation                    581,748           525,757           439,750
International                            603,834           457,869           358,869
Intersegment eliminations               (364,828)         (346,676)         (386,815)
------------------------------------------------------------------------------------
Total from reportable segments         5,188,724         4,893,905         4,496,010
Consumer truck rental                         --                --           440,113
------------------------------------------------------------------------------------
Total revenue                         $5,188,724         4,893,905         4,936,123
====================================================================================

In thousands                                       Years ended December 31
------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES         1998              1997              1996
------------------------------------------------------------------------------------
Transportation Services               $  236,466           217,059           171,441
Integrated Logistics                      76,514            67,300            36,351
Public Transportation                     48,367            50,178            39,434
International                                (93)            1,516            (9,989)
Intersegment eliminations                (54,619)          (50,061)          (37,933)
------------------------------------------------------------------------------------
Total from reportable segments           306,635           285,992           199,304
Other, primarily corporate
   administrative expenses               (11,506)          (18,546)          (21,566)
Year 2000 expense                        (38,173)           (3,494)               --
Consumer truck rental                         --                --            44,687
Restructuring and other charges               --                --          (228,455)
------------------------------------------------------------------------------------
Total earnings (loss)
   before income taxes                $  256,956           263,952            (6,030)
====================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       Ryder System, Inc. and Subsidiaries


In thousands                                     Years ended December 31
------------------------------------------------------------------------------------
DEPRECIATION EXPENSE, NET OF GAINS          1998              1997              1996
------------------------------------------------------------------------------------
Transportation Services                 $464,098           466,251           495,566
Integrated Logistics                      18,824            16,485             9,794
Public Transportation                     34,088            32,563            27,242
International                             84,824            74,730            65,842
------------------------------------------------------------------------------------
Total from reportable segments           601,834           590,029           598,444
Other, primarily corporate                 2,447             2,250             1,072
Consumer truck rental                         --                --            76,757
------------------------------------------------------------------------------------
Total depreciation, net of gains        $604,281           592,279           676,273
====================================================================================


In thousands                                     Years ended December 31
------------------------------------------------------------------------------------
AMORTIZATION EXPENSE
   AND OTHER NON-CASH CHARGES, NET          1998              1997              1996
------------------------------------------------------------------------------------
Transportation Services                  $ 2,649            (1,352)            8,113
Integrated Logistics                       4,969             5,996             5,238
Public Transportation                      2,999             3,411             3,136
International                             (4,490)           (1,225)           12,407
------------------------------------------------------------------------------------
Total from reportable segments             6,127             6,830            28,894
Other, primarily corporate                (3,920)            2,361             2,652
Consumer truck rental                         --                --                17
------------------------------------------------------------------------------------
Total amortization expense
   and other non-cash charges, net       $ 2,207             9,191            31,563
====================================================================================


In thousands                                     Years ended December 31
------------------------------------------------------------------------------------
INTEREST EXPENSE, NET                       1998              1997              1996
------------------------------------------------------------------------------------
Transportation Services                 $162,609           159,768           161,440
Integrated Logistics                       1,588               214               828
Public Transportation                     10,532             9,159             6,019
International                             25,564            22,975            23,050
------------------------------------------------------------------------------------
Total from reportable segments           200,293           192,116           191,337
Other, primarily corporate                (1,436)           (2,755)           (5,104)
Consumer truck rental                         --                --            20,403
------------------------------------------------------------------------------------
Total interest expense, net             $198,857           189,361           206,636
====================================================================================




In thousands                                              December 31
------------------------------------------------------------------------------------
ASSETS                                      1998              1997              1996
------------------------------------------------------------------------------------
Transportation Services               $4,236,787         4,229,236         4,165,033
Integrated Logistics                     294,667           286,677           268,480
Public Transportation                    378,483           353,482           271,481
International                            611,755           552,522           536,925
------------------------------------------------------------------------------------
Total from reportable segments         5,521,692         5,421,917         5,241,919
Other, primarily corporate               186,909            87,143           112,733
Discontinued operations                       --                --           290,737
------------------------------------------------------------------------------------
Total assets                          $5,708,601         5,509,060         5,645,389
====================================================================================


In thousands                                        Years ended December 31
------------------------------------------------------------------------------------
CAPITAL EXPENDITURES                        1998              1997              1996
------------------------------------------------------------------------------------
Transportation Services               $1,203,885           873,002           956,371
Integrated Logistics                      20,413            24,921            36,357
Public Transportation                     35,976            49,107            49,463
International                            107,366            89,603           143,451
------------------------------------------------------------------------------------
Total from reportable segments         1,367,640         1,036,633         1,185,642
Other, primarily corporate                 1,477             2,485             3,566
Consumer truck rental                         --                --            68,099
------------------------------------------------------------------------------------
Total capital expenditures            $1,369,117         1,039,118         1,257,307
====================================================================================

GEOGRAPHIC INFORMATION


In thousands                                     Years ended December 31
------------------------------------------------------------------------------------
REVENUE                                     1998              1997              1996
------------------------------------------------------------------------------------
Transportation Services               $2,377,851         2,408,954         2,463,946
Integrated Logistics                   1,386,458         1,298,408         1,073,416
Public Transportation                    581,748           525,757           439,750
Consumer truck rental                         --                --           440,113
------------------------------------------------------------------------------------
   Total United States                 4,346,057         4,233,119         4,417,225
------------------------------------------------------------------------------------
Transportation Services                  400,354           386,045           352,025
Integrated Logistics                     442,313           274,741           166,873
------------------------------------------------------------------------------------
   Total Foreign                         842,667           660,786           518,898
------------------------------------------------------------------------------------
   Total                              $5,188,724         4,893,905         4,936,123
====================================================================================


In thousands                                            December 31
------------------------------------------------------------------------------------
LONG-LIVED ASSETS                            1998             1997              1996
------------------------------------------------------------------------------------
United States                          $3,209,027        3,139,084         3,296,319
Foreign                                   600,893          588,082           604,880
------------------------------------------------------------------------------------
   Total                               $3,809,920        3,727,166         3,901,199
====================================================================================

                           SUPPLEMENTAL FINANCIAL DATA
                       Ryder System, Inc. and Subsidiaries

QUARTERLY FINANCIAL AND COMMON STOCK DATA

                                                                                    Per Common Share
                                                         -----------------------------------------------------------
                                                              Earnings From
                                                               Continuing                                           Dividends
In thousands,                   Earnings From                  Operations           Net Earnings   Stock Prices        Per
except per                       Continuing      Net     -------------------------------------------------------      Common
share amounts      Revenue       Operations    Earnings    Basic       Diluted     Basic  Diluted  High      Low       Share
----------------------------------------------------------------------------------------------------------------------------
1998
First quarter   $1,245,617         37,274       37,274      0.50        0.50        0.50   0.50    38.94     31.44      0.15
Second quarter   1,281,577         45,267       45,267      0.61        0.61        0.61   0.61    40.56     31.06      0.15
Third quarter    1,290,817         37,048       37,048      0.51        0.51        0.51   0.51    32.25     19.44      0.15
Fourth quarter   1,370,713         39,482       39,482      0.55        0.55        0.55   0.55    28.81     21.75      0.15
----------------------------------------------------------------------------------------------------------------------------
   Total        $5,188,724        159,071      159,071      2.18        2.16        2.18   2.16    40.56     19.44      0.60
============================================================================================================================

1997
First quarter   $1,187,119         32,451       33,666      0.42        0.41        0.43   0.43    32.75     27.13      0.15
Second quarter   1,233,999         43,328       50,035      0.56        0.55        0.65   0.64    34.63     28.88      0.15
Third quarter    1,204,339         35,278       42,803      0.45        0.45        0.55   0.54    36.50     33.25      0.15
Fourth quarter   1,268,448         49,181       49,181      0.65        0.64        0.65   0.64    37.13     31.81      0.15
----------------------------------------------------------------------------------------------------------------------------
   Total        $4,893,905        160,238      175,685      2.08        2.05        2.28   2.25    37.13     27.13      0.60
============================================================================================================================

Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year.

The Company's common shares are traded on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange and the Berlin Stock Exchange. As of January 29, 1999, there were 16,614 common stockholders of record.

FIVE YEAR SUMMARY

Dollars in thousands, except per share amounts              1998            1997           1996            1995           1994
------------------------------------------------------------------------------------------------------------------------------
Revenue                                             $  5,188,724       4,893,905      4,936,123       4,572,975      4,040,201
Earnings from continuing operations before
  special items(a):
  Before income taxes                               $    295,129         267,446        177,738         210,412        186,571
  After income taxes                                $    182,702         162,359        103,136         123,633        109,877
  Per diluted common share                          $       2.48            2.08           1.27            1.56           1.39
Earnings (loss) from continuing operations:
  Before income taxes                               $    256,956         263,952         (6,030)        217,985        207,071
  After income taxes                                $    159,071         160,238        (19,423)        128,023        121,800
  Per diluted common share(a)                       $       2.16            2.05          (0.24)           1.61           1.55
Net earnings (loss)(b)                              $    159,071         175,685        (41,318)        147,666        153,529
  Per diluted common share(b)                       $       2.16            2.25          (0.51)           1.86           1.95
Cash dividends per common share                     $       0.60            0.60           0.60            0.60           0.60
Average common shares-diluted (in thousands)              73,645          78,192         81,263          79,370         78,768
Average common equity, excluding Year 2000          $  1,106,889       1,126,519      1,261,101       1,176,373      1,057,931
Return on average common equity (%)(c)                      16.5            15.5           (3.3)           13.2           14.5
Book value per common share                         $      15.37           14.39          14.19           15.64          14.33
Market price (high-low)                             $40.56-19.44     37.13-27.13    31.13-22.63        26.13-21       28-19.88
Total debt                                          $  2,583,031       2,568,915      2,436,968       2,623,101      1,912,898
Long-term debt                                      $  2,099,697       2,267,554      2,237,010       2,411,024      1,794,795
Debt to equity (%)                                           236             242            220             212            169
Year-end assets                                     $  5,708,601       5,509,060      5,645,389       5,893,815      5,014,473
Return on average assets (%)(d)                              3.2             3.0           (0.5)            2.4            2.8
Average asset turnover (%)(e)                               91.2            91.2           87.3            86.4           91.3
Cash flow from continuing operating activities
  and asset sales                                   $  1,286,734         960,304        905,983       1,115,015      1,017,921
Capital expenditures, including capital leases(e)   $  1,369,983       1,041,515      1,259,835       2,088,763      1,726,373
Number of vehicles(e)                                    173,116         162,665        161,749         197,029        179,725
Number of employees(e)                                    45,373          42,342         40,287          39,740         37,326
------------------------------------------------------------------------------------------------------------------------------

(a) Special items represent Year 2000 expense, 1996 restructuring and other charges and results of the consumer truck rental business. Year 2000 expense totaled $38 million ($24 million after tax, or $0.32 per diluted common share) in 1998 and $3 million ($2 million after tax, or $0.03 per diluted common share) in 1997. Restructuring and other charges totaled $228 million ($150 million after tax, or $1.84 per diluted common share) in 1996. The consumer truck rental business reported earnings of $45 million ($27 million after tax, or $0.33 per diluted common share) in 1996 before restructuring and other charges, $8 million ($4 million after tax, or $0.05 per diluted common share) in 1995 and $21 million ($12 million after tax, or $0.16 per diluted common share) in 1994.

(b) Net loss for 1996 includes, in addition to the items discussed in (a) above, an after tax extraordinary loss of $10 million ($0.12 per diluted common share) relating to the early extinguishment of debt at a premium. Net earnings for 1995 include, in addition to the items discussed in (a) above, the cumulative effect of a change in accounting for charitable contributions resulting in an after tax charge of $8 million ($0.10 per diluted common share). Net earnings (loss) for all years include the results of discontinued operations.

(c) Excludes Year 2000 expense, the cumulative effect of changes in accounting and special charges and gains related to discontinued operations.

(d) Excludes Year 2000 expense and the cumulative effect of changes in accounting and discontinued operations.

(e)  Excludes discontinued operations.